04010009

February 16, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

FEB 20 2004

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

SUPPL

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from December 1 2003 to January 31 2004.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 2/24

Regards,

By: ______________________

Masahiko Oshima
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM DECEMBER 1, 2003 TO JANUARY 31, 2004

A. JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report for fiscal 2003 (Exhibit A1)
   See Annex B for a brief description.

2. Interim Securities Report for fiscal 2003(*) (Exhibit A2)
   See Annex B for a brief description.

3. Public Announcements (summary English translations attached):

   (a) "Progress Report on the Plan for Strengthening the Financial Base" dated December 25, 2003 (Exhibit A3(a)).
   (b) "Sumitomo Mitsui Financial Group Announces to Dissolve Sakura Finance Australia Limited" dated January 26, 2004 (Exhibit A3(b)).
   (c) "Financial Information for the Third Quarter ended December 31, 2003 (Unaudited)" dated January 29, 2004 (Exhibit A3(c)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Securities Report for fiscal 2003 (Exhibit A1)

   Interim Securities Report for fiscal 2003 submitted to the Minister of Finance, describing capital, management, business and interim financial statements for the indicated period and other matters concerning SMFG.

2. Interim Securities Report for fiscal 2003(*) (Exhibit A2)

   Interim Securities Report for fiscal 2003, submitted to the Minister of Finance, describing capital, management, business and interim financial statements for the indicated period and other matters concerning SMBC.

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

File No. 82-4395
Exhibit A1

半　期　報　告　書

（第２期中）　自　平成15年４月１日
至　平成15年９月30日

株式会社 三井住友フィナンシャルグループ

(501094)

第２期中（自平成15年４月１日　至平成15年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年12月18日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社三井住友フィナンシャルグループ

0A

目　　　次

0B

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年12月18日
【中間会計期間】	第２期中(自　平成15年４月１日　至　平成15年９月30日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町１丁目１番２号
【電話番号】	(03)5512－3411(大代表)
【事務連絡者氏名】	財務部副部長　　境　　　　康
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 当中間連結会計期間及び前連結会計年度に係る主要な経営指標等

		平成15年度 中間連結会計期間	平成14年度
		(自 平成15年４月１日 至 平成15年９月30日)	(自 平成14年４月１日 至 平成15年３月31日)
連結経常収益	百万円	1,760,835	3,506,386
連結経常利益 (△は連結経常損失)	百万円	165,508	△515,749
連結中間純利益	百万円	143,492	―
連結当期純損失	百万円	―	465,359
連結純資産額	百万円	2,745,476	2,424,074
連結総資産額	百万円	100,725,500	104,607,449
１株当たり純資産額	円	165,291.87	106,577.05
１株当たり中間純利益	円	24,993.09	―
１株当たり当期純損失	円	―	84,324.98
潜在株式調整後 １株当たり中間純利益	円	15,608.81	―
潜在株式調整後 １株当たり当期純利益	円	―	―
連結自己資本比率 (第一基準)	%	10.94	10.10
営業活動による キャッシュ・フロー	百万円	△1,753,848	5,443,200
投資活動による キャッシュ・フロー	百万円	1,711,298	△4,623,917
財務活動による キャッシュ・フロー	百万円	77,465	△43,919
現金及び現金同等物 の中間期末残高	百万円	2,934,143	―
現金及び現金同等物 の期末残高	百万円	―	2,900,991
従業員数 [外、平均臨時従業員数]	人	43,813 [11,554]	42,996 [11,621]

(注) １ 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
２ 「１株当たり中間純利益」、「１株当たり当期純損失」、「潜在株式調整後１株当たり中間純利益」及び「潜在株式調整後１株当たり当期純利益」の算定上の基礎は、「第５ 経理の状況 １ 中間連結財務諸表等 (1) 中間連結財務諸表(１株当たり情報)」に記載しております。
３ 潜在株式調整後１株当たり当期純利益は、平成14年度は当期純損失が計上されているため、記載しておりません。
４ 連結自己資本比率は、銀行法第52条の25の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当社は第一基準を適用しております。

(2) 提出会社の当中間会計期間及び前事業年度に係る主要な経営指標等

回次		第２期中	第１期
決算年月		平成15年９月	平成15年３月
営業収益	百万円	7,146	131,519
経常利益	百万円	5,035	119,634
中間純利益	百万円	4,829	―
当期純利益	百万円	―	124,738
資本金	百万円	1,247,650	1,247,650
発行済株式総数	株	普通株式5,796,010 優先株式1,132,099	普通株式5,796,000 優先株式1,132,100
純資産額	百万円	3,127,494	3,156,086
総資産額	百万円	3,357,722	3,413,529
１株当たり中間配当額	円	普通株式 ― 第一種優先株式 ― 第二種優先株式 ― 第三種優先株式 ― 第１回第四種優先株式 ― 第２回第四種優先株式 ― 第３回第四種優先株式 ― 第４回第四種優先株式 ― 第５回第四種優先株式 ― 第６回第四種優先株式 ― 第７回第四種優先株式 ― 第８回第四種優先株式 ― 第９回第四種優先株式 ― 第10回第四種優先株式 ― 第11回第四種優先株式 ― 第12回第四種優先株式 ― 第13回第四種優先株式 ―	―
１株当たり配当額	円	―	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第１回第四種優先株式 19,500 第２回第四種優先株式 19,500 第３回第四種優先株式 19,500 第４回第四種優先株式 19,500 第５回第四種優先株式 19,500 第６回第四種優先株式 19,500 第７回第四種優先株式 19,500 第８回第四種優先株式 19,500 第９回第四種優先株式 19,500 第10回第四種優先株式 19,500 第11回第四種優先株式 19,500 第12回第四種優先株式 19,500 第13回第四種優先株式 3,750
自己資本比率	%	93.14	92.46
従業員数	人	98	94

(注) 消費税及び地方消費税の会計処理は税抜方式によっております。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(銀行業)

国内で預金業務、貸出業務等を行う株式会社関西さわやか銀行を当社の連結子会社といたしました。

(その他事業)

エスエムビーシーファイナンス株式会社、株式会社三井ファイナンスサービス及びさくらファイナンスサービス株式会社は、平成15年４月１日にエスエムビーシーファイナンス株式会社を存続会社として合併し、ＳＭＢＣファイナンスサービス株式会社に商号を変更いたしました。

また、明光ナショナル証券株式会社とさくらフレンド証券株式会社は、平成15年４月１日に明光ナショナル証券株式会社を存続会社として合併し、ＳＭＢＣフレンド証券株式会社に商号を変更いたしました。

3 【関係会社の状況】

(1) 当中間連結会計期間において、当社の関係会社に該当しないこととなった会社のうち主要なものは次のとおりであります。

株式会社三井ファイナンスサービス

さくらファイナンスサービス株式会社

さくらフレンド証券株式会社

(2) 当中間連結会計期間において、新たに当社の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社) 株式会社 関西さわやか銀行	大阪市西区	32,083	銀行業	80 (80)	―	―	―	―	―

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成15年９月30日現在)

	銀行業	リース業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	23,971 [7,791]	1,785 [9]	18,057 [3,754]	43,813 [11,554]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員12,710人を含んでおりません。

(2) 当社の従業員数

(平成15年９月30日現在)

従業員数(人)	98

(注) 1 当社従業員は全員、株式会社三井住友銀行からの出向者であります。

2 当社には従業員組合はありません。労使間において特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

① 経済金融環境

当中間連結会計期間の経済・金融環境を顧みますと、米国経済の明るさが増し、アジアでは中国等で景気の拡大が続く一方、これまでのユーロ高の影響等から、欧州経済は低調に推移しました。

わが国経済においては、企業収益の改善を背景に設備投資が増加し、輸出も持ち直しの動きが見られたものの、厳しい雇用・所得環境が続く中、個人消費は横ばい傾向が続きました。引続きデフレが続いていることから、日本銀行は金融緩和政策を継続しておりますが、景気の先行きに対する見方が改善したことを背景に、長期金利は６月後半から急速に上昇し、株価も３月末に比べて上昇しました。

こうした中、金融界においては、「金融再生プログラム」に基づいて本年４月に産業再生機構が設立されるなど、企業再生の促進や不良債権問題の解決に向けた取り組みが進められております。

② 経営戦略

当社は、平成16年度末までに三井住友銀行における不良債権比率を半減することを目標に、不良債権のオフ・バランス化や企業実態の改善を通じた不良債権残高の更なる削減を進めるとともに、保有株式についても更に圧縮を進めることで、バランスシートの改善を図り、財務体質の強化を一段と進めております。

一方で、①お客様のニーズを的確に捉え、そのニーズに対してグループ総合力の発揮により質の高いサービスを提供することによるビジネスボリュームの拡大、②リスクリターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上、③ローコストオペレーションの徹底によるコスト競争力の強化、の３点を基本方針として、収益力の向上に取り組んでおります。このような取組みにより、引き続き内部留保の蓄積を図ってまいります。

③ 営業の成果

当中間連結会計期間における業績は以下のとおりとなりました。

業容面では、預金は前連結会計年度末対比2,112億円増加して63兆1,422億円となり、譲渡性預金は同１兆4,734億円減少して３兆3,796億円となりました。

一方、貸出金は、同１兆4,165億円減少し、59兆6,663億円となりました。

総資産は、同３兆8,819億円減少し、100兆7,255億円となりました。

損益につきましては、当中間連結会計期間は、業務改革等を通じて収益力の強化を図るとともに、引続き経営全般の合理化推進に努めました。

経常収益・経常費用につきましては、貸出金利息・預金利息の減少等による資金運用収益・資金調達費用の減少やその他経常費用の減少などを要因とし、経常収益が１兆7,608億円、経常費用は１兆5,953億円となりました。

その結果、経常利益は1,655億円、特別損益等を勘案した中間純利益は1,434億円となりました。

純資産額につきましては、中間純利益の計上及びその他有価証券評価差額金の増加等により、前連結会計年度末対比3,214億円増加して２兆7,454億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が69％、リース業が17％、その他事業が14％となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が90％、米州が５％、欧州、アジア・オセアニアは、各々３％、２％となりました。

連結自己資本比率は10.94％となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△１兆7,538億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が１兆7,112億円、劣後調達等の「財務活動によるキャッシュ・フロー」が774億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は２兆9,341億円となりました。

(3) 事業の種類別セグメントの業績

① 事業の種類別収支

当中間連結会計期間の資金運用収支は6,632億円、役務取引等収支は1,951億円、特定取引収支は1,639億円、その他業務収支は267億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は6,170億円、役務取引等収支は1,210億円、特定取引収支は1,581億円、その他業務収支は△185億円となりました。

リース業セグメントの資金運用収支は△64億円、役務取引等収支は4億円、その他業務収支は388億円となりました。

その他事業セグメントの資金運用収支は588億円、役務取引等収支は757億円、特定取引収支は57億円、その他業務収支は605億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	当中間連結会計期間	617,002	△6,433	58,840	△6,155	663,254
うち資金運用収益	当中間連結会計期間	789,863	1,777	80,801	△46,035	826,407
うち資金調達費用	当中間連結会計期間	172,861	8,210	21,961	△39,880	163,152
信託報酬	当中間連結会計期間	84	—	—	—	84
役務取引等収支	当中間連結会計期間	121,029	418	75,767	△2,025	195,190
うち役務取引等収益	当中間連結会計期間	169,628	418	80,450	△13,338	237,159
うち役務取引等費用	当中間連結会計期間	48,598	—	4,683	△11,313	41,969
特定取引収支	当中間連結会計期間	158,173	—	5,730	—	163,904
うち特定取引収益	当中間連結会計期間	160,558	—	6,374	△3,028	163,904
うち特定取引費用	当中間連結会計期間	2,384	—	643	△3,028	—
その他業務収支	当中間連結会計期間	△18,584	38,893	60,537	△54,142	26,704
うちその他業務収益	当中間連結会計期間	95,518	323,007	96,711	△55,551	459,685
うちその他業務費用	当中間連結会計期間	114,102	284,114	36,173	△1,409	432,980

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(当中間連結会計期間16百万円)を資金調達費用から控除して表示しております。

4 セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は87兆6,066億円、利回りは1.89％となりました。また、資金調達勘定の平均残高は89兆1,524億円、利回りは0.37％となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は86兆4,556億円、利回りは1.83％となりました。また、資金調達勘定の平均残高は88兆5,666億円、利回りは0.39％となりました。

リース業セグメントの資金運用勘定の平均残高は1,306億円、利回りは2.72％となりました。また、資金調達勘定の平均残高は1兆2,795億円、利回りは1.28％となりました。

その他事業セグメントの資金運用勘定の平均残高は4兆3,050億円、利回りは3.75％となりました。また、資金調達勘定の平均残高は2兆6,238億円、利回りは1.67％となりました。

ア 銀行業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	当中間連結会計期間	86,455,633	789,863	1.83
うち貸出金	当中間連結会計期間	58,840,263	547,523	1.86
うち有価証券	当中間連結会計期間	24,329,427	139,663	1.15
うちコールローン及び買入手形	当中間連結会計期間	487,922	1,891	0.78
うち買現先勘定	当中間連結会計期間	126,933	1,122	1.77
うち債券貸借取引支払保証金	当中間連結会計期間	659,019	71	0.02
うち預け金	当中間連結会計期間	1,057,470	4,992	0.94
資金調達勘定	当中間連結会計期間	88,566,643	172,861	0.39
うち預金	当中間連結会計期間	63,165,337	57,876	0.18
うち譲渡性預金	当中間連結会計期間	4,425,302	2,178	0.10
うちコールマネー及び売渡手形	当中間連結会計期間	7,611,147	1,303	0.03
うち売現先勘定	当中間連結会計期間	2,546,266	2,615	0.21
うち債券貸借取引受入担保金	当中間連結会計期間	4,867,352	24,556	1.01
うちコマーシャル・ペーパー	当中間連結会計期間	4,385	0	0.01
うち借用金	当中間連結会計期間	2,763,440	47,595	3.44
うち社債	当中間連結会計期間	2,721,250	23,482	1.73

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4 無利息預け金の平均残高(当中間連結会計期間1,058,020百万円)を資金運用勘定から控除して表示しております。

5 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(当中間連結会計期間33,859百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(当中間連結会計期間33,859百万円)及び利息(当中間連結会計期間16百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　リース業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	当中間連結会計期間	130,634	1,777	2.72
うち貸出金	当中間連結会計期間	62,287	2,137	6.86
うち有価証券	当中間連結会計期間	35,601	1,877	10.55
うちコールローン及び買入手形	当中間連結会計期間	―	―	―
うち買現先勘定	当中間連結会計期間	―	―	―
うち債券貸借取引支払保証金	当中間連結会計期間	―	―	―
うち預け金	当中間連結会計期間	28,132	129	0.92
資金調達勘定	当中間連結会計期間	1,279,527	8,210	1.28
うち預金	当中間連結会計期間	―	―	―
うち譲渡性預金	当中間連結会計期間	―	―	―
うちコールマネー及び売渡手形	当中間連結会計期間	―	―	―
うち売現先勘定	当中間連結会計期間	―	―	―
うち債券貸借取引受入担保金	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	当中間連結会計期間	114,515	89	0.16
うち借用金	当中間連結会計期間	1,050,944	7,131	1.36
うち社債	当中間連結会計期間	114,022	564	0.99

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(当中間連結会計期間1,384百万円)を資金運用勘定から控除して表示しております。

ウ　その他事業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	当中間連結会計期間	4,305,043	80,801	3.75
うち貸出金	当中間連結会計期間	3,101,045	74,832	4.83
うち有価証券	当中間連結会計期間	579,461	3,103	1.07
うちコールローン及び買入手形	当中間連結会計期間	7,472	84	2.26
うち買現先勘定	当中間連結会計期間	38,199	395	2.07
うち債券貸借取引支払保証金	当中間連結会計期間	―	―	―
うち預け金	当中間連結会計期間	332,432	1,240	0.75
資金調達勘定	当中間連結会計期間	2,623,836	21,961	1.67
うち預金	当中間連結会計期間	―	―	―
うち譲渡性預金	当中間連結会計期間	―	―	―
うちコールマネー及び売渡手形	当中間連結会計期間	121	2	4.74
うち売現先勘定	当中間連結会計期間	35,922	437	2.43
うち債券貸借取引受入担保金	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	当中間連結会計期間	45,923	18	0.08
うち借用金	当中間連結会計期間	1,716,178	6,462	0.75
うち社債	当中間連結会計期間	825,688	13,402	3.25

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(当中間連結会計期間45,696百万円)を資金運用勘定から控除して表示しております。

5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(当中間連結会計期間２百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(当中間連結会計期間２百万円)及び利息(当中間連結会計期間０百万円)を資金調達勘定から、それぞれ控除して表示しております。

エ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	当中間連結会計期間	90,891,311	△3,284,652	87,606,658	872,442	△46,035	826,407	1.89
うち貸出金	当中間連結会計期間	62,003,596	△3,004,906	58,998,690	624,493	△38,679	585,813	1.99
うち有価証券	当中間連結会計期間	24,944,490	△403	24,944,087	144,644	△6,124	138,520	1.11
うちコールローン及び買入手形	当中間連結会計期間	495,395	―	495,395	1,975	―	1,975	0.80
うち買現先勘定	当中間連結会計期間	165,133	△6,709	158,423	1,517	△33	1,484	1.87
うち債券貸借取引支払保証金	当中間連結会計期間	659,019	―	659,019	71	―	71	0.02
うち預け金	当中間連結会計期間	1,418,035	△266,720	1,151,314	6,363	△1,162	5,201	0.90
資金調達勘定	当中間連結会計期間	92,470,007	△3,317,585	89,152,422	203,033	△39,880	163,152	0.37
うち預金	当中間連結会計期間	63,165,337	△258,456	62,906,880	57,876	△1,159	56,717	0.18
うち譲渡性預金	当中間連結会計期間	4,425,302	△42,368	4,382,933	2,178	△2	2,176	0.10
うちコールマネー及び売渡手形	当中間連結会計期間	7,611,268	―	7,611,268	1,306	―	1,306	0.03
うち売現先勘定	当中間連結会計期間	2,582,188	△6,709	2,575,479	3,053	△33	3,019	0.23
うち債券貸借取引受入担保金	当中間連結会計期間	4,867,352	―	4,867,352	24,556	―	24,556	1.01
うちコマーシャル・ペーパー	当中間連結会計期間	164,824	△4,740	160,083	108	△2	105	0.13
うち借用金	当中間連結会計期間	5,530,564	△3,004,906	2,525,657	61,188	△38,679	22,508	1.78
うち社債	当中間連結会計期間	3,660,961	△403	3,660,558	37,449	△3	37,446	2.05

(注) 1　事業区分は内部管理上採用している区分によっております。

2　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

4　無利息預け金の平均残高(当中間連結会計期間1,070,997百万円)を資金運用勘定から控除して表示しております。

5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(当中間連結会計期間33,861百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(当中間連結会計期間33,861百万円)及び利息(当中間連結会計期間16百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 事業の種類別役務取引の状況

当中間連結会計期間の役務取引等収益は2,371億円、一方役務取引等費用は419億円となったことから、役務取引等収支は1,951億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は1,696億円、一方役務取引等費用は485億円となったことから、役務取引等収支は1,210億円となりました。

リース業セグメントの役務取引等収益は4億円となったことから、役務取引等収支は4億円となりました。

その他事業セグメントの役務取引等収益は804億円、一方役務取引等費用は46億円となったことから、役務取引等収支は757億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	当中間連結会計期間	169,628	418	80,450	△13,338	237,159
うち預金・貸出業務	当中間連結会計期間	17,133	—	147	△829	16,452
うち為替業務	当中間連結会計期間	58,579	—	—	△554	58,025
うち証券関連業務	当中間連結会計期間	12,080	—	10,970	△545	22,505
うち代理業務	当中間連結会計期間	7,655	—	131	△4	7,782
うち保護預り・貸金庫業務	当中間連結会計期間	3,122	—	—	△0	3,121
うち保証業務	当中間連結会計期間	12,738	—	8,372	△6,258	14,853
うちクレジットカード関連業務	当中間連結会計期間	—	—	44,671	△403	44,268
役務取引等費用	当中間連結会計期間	48,598	—	4,683	△11,313	41,969
うち為替業務	当中間連結会計期間	11,623	—	—	△1	11,621

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

④　事業の種類別特定取引の状況

ア　特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は1,639億円となったことから、特定取引収支は1,639億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は1,605億円、一方特定取引費用は23億円となったことから、特定取引収支は1,581億円となりました。

その他事業セグメントの特定取引収益は63億円、一方特定取引費用は６億円となったことから、特定取引収支は57億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	当中間連結会計期間	160,558	―	6,374	△3,028	163,904
うち商品有価証券収益	当中間連結会計期間	1,248	―	2,061	―	3,309
うち特定取引有価証券収益	当中間連結会計期間	286	―	―	―	286
うち特定金融派生商品収益	当中間連結会計期間	158,995	―	4,312	△3,028	160,279
うちその他の特定取引収益	当中間連結会計期間	28	―	―	―	28
特定取引費用	当中間連結会計期間	2,384	―	643	△3,028	―
うち商品有価証券費用	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券費用	当中間連結会計期間	―	―	―	―	―
うち特定金融派生商品費用	当中間連結会計期間	2,384	―	643	△3,028	―
うちその他の特定取引費用	当中間連結会計期間	―	―	―	―	―

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は３兆4,853億円、特定取引負債残高は２兆467億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は３兆233億円、特定取引負債残高は１兆6,440億円となりました。

その他事業セグメントの特定取引資産残高は4,839億円、特定取引負債残高は4,246億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	当中間連結会計期間	3,023,314	―	483,954	△21,919	3,485,349
うち商品有価証券	当中間連結会計期間	55,529	―	73,971	―	129,501
うち商品有価証券派生商品	当中間連結会計期間	480	―	19	―	499
うち特定取引有価証券	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	当中間連結会計期間	934	―	―	―	934
うち特定金融派生商品	当中間連結会計期間	1,889,975	―	409,963	△21,919	2,278,019
うちその他の特定取引資産	当中間連結会計期間	1,076,394	―	―	―	1,076,394
特定取引負債	当中間連結会計期間	1,644,052	―	424,632	△21,919	2,046,766
うち売付商品債券	当中間連結会計期間	524	―	12,631	―	13,156
うち商品有価証券派生商品	当中間連結会計期間	122	―	2	―	125
うち特定取引売付債券	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	当中間連結会計期間	1,745	―	―	―	1,745
うち特定金融派生商品	当中間連結会計期間	1,641,660	―	411,997	△21,919	2,031,739
うちその他の特定取引負債	当中間連結会計期間	―	―	―	―	―

(注)１　事業区分は内部管理上採用している区分によっております。
２　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
３　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	銀行業	リース業	その他事業	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
預金合計	当中間連結会計期間	63,142,263	―	―	63,142,263
うち流動性預金	当中間連結会計期間	37,830,016	―	―	37,830,016
うち定期性預金	当中間連結会計期間	21,064,416	―	―	21,064,416
うちその他	当中間連結会計期間	4,247,830	―	―	4,247,830
譲渡性預金	当中間連結会計期間	3,379,610	―	―	3,379,610
総合計	当中間連結会計期間	66,521,873	―	―	66,521,873

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥　事業の種類別貸出金残高の状況

ア　業種別貸出状況(残高・構成比)

業種別	平成15年9月30日現在				
	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)
国内(除く特別国際金融取引勘定分)	54,310,033	4,742	1,133,837	55,448,613	100.00
製造業	6,236,492	2,633	27,902	6,267,027	11.30
農業、林業、漁業及び鉱業	174,215	2	812	175,030	0.32
建設業	2,264,243	63	16,307	2,280,614	4.11
運輸、情報通信、公益事業	3,322,448	75	17,603	3,340,128	6.02
卸売・小売業	5,995,889	696	56,854	6,053,439	10.92
金融・保険業	3,962,818	184	50,419	4,013,422	7.24
不動産業	8,007,585	98	331,235	8,338,920	15.04
各種サービス業	5,883,371	782	310,573	6,194,727	11.17
地方公共団体	460,916	67	—	460,983	0.83
その他	18,002,052	136	322,129	18,324,319	33.05
海外及び特別国際金融取引勘定分	3,946,185	53,318	218,245	4,217,749	100.00
政府等	108,313	—	470	108,783	2.58
金融機関	347,261	—	2,449	349,711	8.29
商工業	3,258,503	52,788	206,511	3,517,803	83.41
その他	232,107	529	8,814	241,451	5.72
合計	58,256,219	58,060	1,352,082	59,666,363	—

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
4　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高(百万円)			
		銀行業	リース業	その他事業	合計
平成15年9月30日	インドネシア	86,218	—	—	86,218
	その他(7ケ国)	2,475	—	—	2,475
	合計	88,693	—	—	88,693
	(資産の総額に対する割合：%)	(0.09)	—	—	(0.09)

(注) 1　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。
2　事業区分は内部管理上採用している区分によっております。
3　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

⑦　事業の種類別有価証券の状況

○　有価証券残高(末残)

種類	期別	銀行業	リース業	その他事業	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	当中間連結会計期間	11,532,080	9	81,855	―	11,613,946
地方債	当中間連結会計期間	403,548	―	―	―	403,548
社債	当中間連結会計期間	2,231,319	―	493	―	2,231,813
株式	当中間連結会計期間	3,334,490	33,694	85,971	156,700	3,610,856
その他の証券	当中間連結会計期間	4,327,330	8,696	254,857	―	4,590,884
合計	当中間連結会計期間	21,828,769	42,401	423,179	156,700	22,451,050

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

① 国内・海外別収支

当中間連結会計期間の資金運用収支は6,632億円、役務取引等収支は1,951億円、特定取引収支は1,639億円、その他業務収支は267億円となりました。

国内・海外別に見ますと、国内の資金運用収支は5,863億円、役務取引等収支は1,829億円、特定取引収支は1,515億円、その他業務収支は254億円となりました。

海外の資金運用収支は795億円、役務取引等収支は122億円、特定取引収支は123億円、その他業務収支は14億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	当中間連結会計期間	586,324	79,574	△2,644	663,254
うち資金運用収益	当中間連結会計期間	711,326	134,190	△19,110	826,407
うち資金調達費用	当中間連結会計期間	125,002	54,615	△16,465	163,152
信託報酬	当中間連結会計期間	84	―	―	84
役務取引等収支	当中間連結会計期間	182,933	12,229	26	195,190
うち役務取引等収益	当中間連結会計期間	222,815	14,595	△251	237,159
うち役務取引等費用	当中間連結会計期間	39,882	2,365	△278	41,969
特定取引収支	当中間連結会計期間	151,525	12,379	―	163,904
うち特定取引収益	当中間連結会計期間	153,718	13,100	△2,915	163,904
うち特定取引費用	当中間連結会計期間	2,193	721	△2,915	―
その他業務収支	当中間連結会計期間	25,471	1,424	△191	26,704
うちその他業務収益	当中間連結会計期間	446,111	13,830	△256	459,685
うちその他業務費用	当中間連結会計期間	420,639	12,406	△65	432,980

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2 「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(当中間連結会計期間16百万円)を資金調達費用から控除して表示しております。

4 「国内」「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は87兆6,066億円、利回りは1.89%となりました。また、資金調達勘定の平均残高は89兆1,524億円、利回りは0.37%となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は80兆9,042億円、利回りは1.76%となりました。また、資金調達勘定の平均残高は85兆1,352億円、利回りは0.29%となりました。

海外の資金運用勘定の平均残高は７兆8,689億円、利回りは3.41%となりました。また、資金調達勘定の平均残高は５兆1,840億円、利回りは2.11%となりました。

ア 国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	当中間連結会計期間	80,904,257	711,326	1.76
うち貸出金	当中間連結会計期間	54,619,544	521,345	1.91
うち有価証券	当中間連結会計期間	23,738,285	118,891	1.00
うちコールローン及び買入手形	当中間連結会計期間	388,832	716	0.37
うち買現先勘定	当中間連結会計期間	29,137	2	0.02
うち債券貸借取引支払保証金	当中間連結会計期間	659,019	71	0.02
うち預け金	当中間連結会計期間	668,518	2,533	0.76
資金調達勘定	当中間連結会計期間	85,135,275	125,002	0.29
うち預金	当中間連結会計期間	59,740,859	27,716	0.09
うち譲渡性預金	当中間連結会計期間	4,244,403	434	0.02
うちコールマネー及び売渡手形	当中間連結会計期間	7,489,079	536	0.01
うち売現先勘定	当中間連結会計期間	2,103,516	66	0.01
うち債券貸借取引受入担保金	当中間連結会計期間	4,867,352	24,556	1.01
うちコマーシャル・ペーパー	当中間連結会計期間	160,083	105	0.13
うち借用金	当中間連結会計期間	3,309,960	36,489	2.20
うち社債	当中間連結会計期間	2,779,101	20,824	1.50

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3 無利息預け金の平均残高(当中間連結会計期間1,043,589百万円)を資金運用勘定から控除して表示しております。

4 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(当中間連結会計期間33,861百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(当中間連結会計期間33,861百万円)及び利息(当中間連結会計期間16百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	当中間連結会計期間	7,868,913	134,190	3.41
うち貸出金	当中間連結会計期間	5,279,586	80,147	3.04
うち有価証券	当中間連結会計期間	1,205,801	22,273	3.69
うちコールローン及び買入手形	当中間連結会計期間	106,562	1,259	2.36
うち買現先勘定	当中間連結会計期間	129,285	1,482	2.29
うち債券貸借取引支払保証金	当中間連結会計期間	―	―	―
うち預け金	当中間連結会計期間	748,807	3,454	0.92
資金調達勘定	当中間連結会計期間	5,184,006	54,615	2.11
うち預金	当中間連結会計期間	3,432,379	29,787	1.74
うち譲渡性預金	当中間連結会計期間	138,530	1,741	2.51
うちコールマネー及び売渡手形	当中間連結会計期間	122,188	770	1.26
うち売現先勘定	当中間連結会計期間	471,962	2,953	1.25
うち債券貸借取引受入担保金	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	当中間連結会計期間	―	―	―
うち借用金	当中間連結会計期間	116,137	1,697	2.92
うち社債	当中間連結会計期間	881,456	16,621	3.77

(注) 1　「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3　無利息預け金の平均残高(当中間連結会計期間27,755百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	当中間連結会計期間	88,773,171	△1,166,512	87,606,658	845,517	△19,110	826,407	1.89
うち貸出金	当中間連結会計期間	59,899,130	△900,439	58,998,690	601,492	△15,678	585,813	1.99
うち有価証券	当中間連結会計期間	24,944,087	―	24,944,087	141,165	△2,644	138,520	1.11
うちコールローン及び買入手形	当中間連結会計期間	495,395	―	495,395	1,975	―	1,975	0.80
うち買現先勘定	当中間連結会計期間	158,423	―	158,423	1,484	―	1,484	1.87
うち債券貸借取引支払保証金	当中間連結会計期間	659,019	―	659,019	71	―	71	0.02
うち預け金	当中間連結会計期間	1,417,325	△266,010	1,151,314	5,988	△786	5,201	0.90
資金調達勘定	当中間連結会計期間	90,319,282	△1,166,859	89,152,422	179,618	△16,465	163,152	0.37
うち預金	当中間連結会計期間	63,173,239	△266,358	62,906,880	57,504	△786	56,717	0.18
うち譲渡性預金	当中間連結会計期間	4,382,933	―	4,382,933	2,176	―	2,176	0.10
うちコールマネー及び売渡手形	当中間連結会計期間	7,611,268	―	7,611,268	1,306	―	1,306	0.03
うち売現先勘定	当中間連結会計期間	2,575,479	―	2,575,479	3,019	―	3,019	0.23
うち債券貸借取引受入担保金	当中間連結会計期間	4,867,352	―	4,867,352	24,556	―	24,556	1.01
うちコマーシャル・ペーパー	当中間連結会計期間	160,083	―	160,083	105	―	105	0.13
うち借用金	当中間連結会計期間	3,426,097	△900,439	2,525,657	38,187	△15,678	22,508	1.78
うち社債	当中間連結会計期間	3,660,558	―	3,660,558	37,446	―	37,446	2.05

(注) 1　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(当中間連結会計期間1,070,997百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(当中間連結会計期間33,861百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(当中間連結会計期間33,861百万円)及び利息(当中間連結会計期間16百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は2,371億円、一方役務取引等費用は419億円となったことから、役務取引等収支は1,951億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は2,228億円、一方役務取引等費用は398億円となったことから、役務取引等収支は1,829億円となりました。

海外の役務取引等収益は145億円、一方役務取引等費用は23億円となったことから、役務取引等収支は122億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	当中間連結会計期間	222,815	14,595	△251	237,159
うち預金・貸出業務	当中間連結会計期間	8,561	7,898	△8	16,452
うち為替業務	当中間連結会計期間	55,181	2,843	△0	58,025
うち証券関連業務	当中間連結会計期間	22,505	0	―	22,505
うち代理業務	当中間連結会計期間	7,782	―	―	7,782
うち保護預り・貸金庫業務	当中間連結会計期間	3,119	2	―	3,121
うち保証業務	当中間連結会計期間	13,565	1,529	△241	14,853
うちクレジットカード関連業務	当中間連結会計期間	44,268	―	―	44,268
役務取引等費用	当中間連結会計期間	39,882	2,365	△278	41,969
うち為替業務	当中間連結会計期間	10,539	1,081	△0	11,621

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3 「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

④　国内・海外別特定取引の状況

ア　特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は1,639億円となったことから、特定取引収支は1,639億円となりました。

国内・海外別に見ますと、国内の特定取引収益は1,537億円、一方特定取引費用は21億円となったことから、特定取引収支は1,515億円となりました。

海外の特定取引収益は131億円、一方特定取引費用は７億円となったことから、特定取引収支は123億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	当中間連結会計期間	153,718	13,100	△2,915	163,904
うち商品有価証券収益	当中間連結会計期間	1,359	1,950	—	3,309
うち特定取引有価証券収益	当中間連結会計期間	286	—	—	286
うち特定金融派生商品収益	当中間連結会計期間	152,045	11,149	△2,915	160,279
うちその他の特定取引収益	当中間連結会計期間	28	—	—	28
特定取引費用	当中間連結会計期間	2,193	721	△2,915	—
うち商品有価証券費用	当中間連結会計期間	—	—	—	—
うち特定取引有価証券費用	当中間連結会計期間	—	—	—	—
うち特定金融派生商品費用	当中間連結会計期間	2,193	721	△2,915	—
うちその他の特定取引費用	当中間連結会計期間	—	—	—	—

(注)１　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

２　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

３　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は３兆4,853億円、特定取引負債残高は２兆467億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は３兆47億円、特定取引負債残高は１兆6,249億円となりました。

海外の特定取引資産残高は5,022億円、特定取引負債残高は4,434億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	当中間連結会計期間	3,004,717	502,212	△21,580	3,485,349
うち商品有価証券	当中間連結会計期間	83,571	45,929	―	129,501
うち商品有価証券派生商品	当中間連結会計期間	499	―	―	499
うち特定取引有価証券	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	当中間連結会計期間	934	―	―	934
うち特定金融派生商品	当中間連結会計期間	1,843,317	456,283	△21,580	2,278,019
うちその他の特定取引資産	当中間連結会計期間	1,076,394	―	―	1,076,394
特定取引負債	当中間連結会計期間	1,624,941	443,405	△21,580	2,046,766
うち売付商品債券	当中間連結会計期間	2,854	10,301	―	13,156
うち商品有価証券派生商品	当中間連結会計期間	125	―	―	125
うち特定取引売付債券	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	当中間連結会計期間	1,745	―	―	1,745
うち特定金融派生商品	当中間連結会計期間	1,620,216	433,103	△21,580	2,031,739
うちその他の特定取引負債	当中間連結会計期間	―	―	―	―

(注) 1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

⑤ 国内・海外別預金残高の状況

○ 預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	当中間連結会計期間	59,866,088	3,276,174	63,142,263
うち流動性預金	当中間連結会計期間	35,129,895	2,700,120	37,830,016
うち定期性預金	当中間連結会計期間	20,497,871	566,545	21,064,416
うちその他	当中間連結会計期間	4,238,321	9,508	4,247,830
譲渡性預金	当中間連結会計期間	3,290,409	89,200	3,379,610
総合計	当中間連結会計期間	63,156,498	3,365,375	66,521,873

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
4 定期性預金＝定期預金＋定期積金

⑥ 国内・海外別貸出金残高の状況

○ 業種別貸出状況(残高・構成比)

「(3) 事業の種類別セグメントの業績」の「⑥ 事業の種類別貸出金残高の状況 ア 業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	当中間連結会計期間	11,532,101	81,845	—	11,613,946
地方債	当中間連結会計期間	403,548	—	—	403,548
社債	当中間連結会計期間	2,231,813	—	—	2,231,813
株式	当中間連結会計期間	3,454,156	—	156,700	3,610,856
その他の証券	当中間連結会計期間	3,666,940	923,944	—	4,590,884
合計	当中間連結会計期間	21,288,560	1,005,789	156,700	22,451,050

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(自己資本比率関係)

(参考)

自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件(平成10年大蔵省告示第62号。以下、「告示」という)に定められた算式に基づき、連結ベースについて算出しております。

なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(第一基準)

項目			平成15年9月30日 金額(百万円)
基本的項目	資本金		1,247,650
	うち非累積的永久優先株(注1)		—
	新株式払込金		—
	資本剰余金		854,798
	利益剰余金		423,309
	連結子会社の少数株主持分		1,010,401
	うち海外特別目的会社の発行する優先出資証券(※)		824,000
	その他有価証券の評価差損(△)		—
	自己株式払込金		—
	自己株式(△)		13,231
	為替換算調整勘定		△41,189
	営業権相当額(△)		166
	連結調整勘定相当額(△)		12,733
	計	(A)	3,468,838
	うちステップ・アップ金利条項付の優先出資証券(注2)		200,250
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		127,243
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		69,167
	一般貸倒引当金		945,452
	負債性資本調達手段等		2,301,535
	うち永久劣後債務(注3)		684,342
	うち期限付劣後債務及び期限付優先株(注4)		1,617,193
	計		3,443,398
	うち自己資本への算入額	(B)	3,235,658
準補完的項目	短期劣後債務		—
	うち自己資本への算入額	(C)	—
控除項目	控除項目(注5)	(D)	244,075
自己資本額	(A)+(B)+(C)−(D)	(E)	6,460,421
リスク・アセット等	資産(オン・バランス)項目		55,243,252
	オフ・バランス取引項目		3,491,105
	信用リスク・アセットの額	(F)	58,734,357
	マーケット・リスク相当額に係る額((H)/8%)	(G)	282,609
	(参考)マーケット・リスク相当額	(H)	22,608
	計((F)+(G))	(I)	59,016,967
連結自己資本比率(第一基準)=(E)/(I)×100(%)			10.94%

(注) 1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、資本金及び資本剰余金に含まれる非累積的永久優先株の額は1,796,297百万円であります。

2　告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3　告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること

(2) 一定の場合を除き、償還されないものであること

(3) 業務を継続しながら損失の補てんに充当されるものであること

(4) 利払い義務の延期が認められるものであること

4　告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5　告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額であります。

(※)　「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、株式会社三井住友銀行(以下、「当行」という。)の海外特別目的会社が発行した以下の３件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.(“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年６月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年１月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 (ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1　変動(金利ステップアップなし) Series A-2　変動(金利ステップアップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series　変動(金利ステップアップなし) Series B　変動(金利ステップアップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日(休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日(同年度末を含む暦年の７月及び翌暦年の１月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

不良債権の削減については、平成15年度上期におけるオフ・バランス化の更なる推進、企業再生への取組み並びに劣化防止の取組みが奏効し、15年度末における三井住友銀行の金融再生法開示債権残高見込みでありました3兆9千億円までの圧縮を半年前倒しで達成いたしました。15年度下期以降も、ゴールドマン・サックス証券会社、大和証券エスエムビーシープリンシパル・インベストメンツ及び日本政策投資銀行と共同で設立いたしました企業再生会社なども活用し、処理を一段と加速させてまいります。

政策保有株式については、今年度上期においては、期初に最低目標として設定した7千億円の売却のうち既に約8割の売却を終えております。引き続き株価変動リスクの更なる圧縮を図ってまいります。

収益力の強化に向けては、複数の分野において競争優位を有するビジネスモデルを確立すべく、以下の取組みを行っております。

法人ビジネスにおいては、引き続き「融資慣行の見直し」を通じて利鞘改善に努力する一方、中堅・中小企業向けのリスクテイク型融資商品を拡充し、貸金増強に努めております。15年度には、ビジネスセレクトローンをはじめとしたリスクテイク型融資商品で2兆3千億円の新規投入を計画、15年度上期においては、計画を上回る新規投入を達成いたしました。また「審査改革」を通じて、審査手法の標準化と審査のスピードアップ・ローコスト化を図りましたが、15年度下期においても、引き続きリスクテイク型商品の新規投入を推進、質を伴った貸金ボリュームの増強を図ってまいります。加えて、中堅・大企業に対しては、引き続き市場型間接金融、投資銀行業務等のソリューションビジネスを、大和証券エスエムビーシーとの協業等も更に強化しながら、拡充してまいります。

個人ビジネスにおいては、コンサルティング事業など新しいビジネスモデルの確立を進め、投資信託・個人年金保険販売、住宅ローン等、既に高い競争優位を有している戦略分野を更に強化いたします。15年度においては、投資信託・個人年金保険販売並びに住宅ローンにおいて、前年度を大幅に上回る業務目標を立てておりますが、15年度上期の実績は計画を上回るものとなっております。加えて、決済ファイナンスの収益性向上などにも注力してまいります。

なお経費については、15年度に、三井住友銀行における当初計画を1年前倒しで年間経費6千億円体制を実現すべく、取り組んでおります。15年度上期については、人件費の削減等により計画は順調に推移しており、15年度下期についても、資材調達の見直し等の施策を推進、更なる削減を実現させる所存です。

グループ会社間の協働としては、15年4月に三井住友銀行のシステム関連機能を日本総合研究所に移管・統合いたしました。また11月より三井住友銀行と三井住友カードで共同開発した、20代・30代の個人のお客様だけを対象とした商品「One's Style(ワンズスタイル)」の取扱いを開始しております。これからも、こうしたグループ会社間の連携を一段と進め、各社の強力な事業基盤をより活かしていくことで、グループ全体の収益力向上を図ってまいります。

こうした取組みの成果を実績としてお示しすることにより、市場の総合的評価を向上してまいりたいと考えております。

4 【経営上の重要な契約等】

該当ありません。

5 【研究開発活動】

当中間連結会計期間の研究開発活動につきましては、当社では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は236百万円であります。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
第一種優先株式	67,000
第二種優先株式	100,000
第三種優先株式	800,000
第四種優先株式	249,999
第五種優先株式	250,000
第六種優先株式	300,000
計	16,766,999

(注)　「株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款に定めております。

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成15年９月30日)	提出日現在発行数(株)(平成15年12月18日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	5,796,010.53	同左	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式(注)１
第一種優先株式	67,000	同左	―	(注)１，２
第二種優先株式	100,000	同左	―	(注)３
第三種優先株式	800,000	同左	―	(注)１，４
第１回第四種優先株式	4,175	同左	―	(注)５
第２回第四種優先株式	4,175	同左	―	(注)５
第３回第四種優先株式	4,175	同左	―	(注)５
第４回第四種優先株式	4,175	同左	―	(注)５
第５回第四種優先株式	4,175	同左	―	(注)５
第６回第四種優先株式	4,175	同左	―	(注)５
第７回第四種優先株式	4,175	同左	―	(注)５
第８回第四種優先株式	4,175	同左	―	(注)５
第９回第四種優先株式	4,175	同左	―	(注)５
第10回第四種優先株式	4,175	同左	―	(注)５
第11回第四種優先株式	4,175	同左	―	(注)５
第12回第四種優先株式	4,175	同左	―	(注)５
第13回第四種優先株式	114,999	同左	―	(注)１，６
計	6,928,109.53	同左	―	―

(注) １　提出日現在の発行数には、平成15年12月１日から半期報告書を提出する日までの優先株式の転換による株式数の増減は含まれておりません。

２　第一種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第一種優先株式を有する株主(以下「第一種優先株主」という)または第一種優先株式の登録質権者(以下「第一種優先登録質権者」という)に対し、普通株式を有する株主(以下「普通株主」という)または普通株式の登録質権者(以下「普通登録質権者」という)に先立ち、第一種優先株式１株につき10,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第一種優先株主または第一種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第一種優先株主または第一種優先登録質権者に対しては優先配当金を超えて配当を行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第一種優先株主または第一種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式1株につき5,250円を支払う。

(ハ)残余財産の分配

(a) 当社は、残余財産を分配するときは、第一種優先株主または第一種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式1株につき3,000,000円を支払う。

(b) 第一種優先株主または第一種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第一種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第一種優先株式について株式の併合または分割は行わない。

(b) 当社は、第一種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第一種優先株主は、以下に定めるところにより第一種優先株式の普通株式への転換を請求することができる。

① 転換請求期間

当社の設立の日から平成21年2月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

② 転換の条件

㋑転換価額

転換価額は947,100円とする。

㋺転換価額の修正

転換価額は、当社の設立の日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が947,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第一種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、 調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数とする。

㊁転換により発行すべき普通株式数

第一種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第一種優先株主が転換請求のために提出した第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、１株の100分の１の整数倍に当る端数はこれを端株原簿に記載または記録し、１株の100分の１に満たない部分はこれを切り上げる。

㊭転換により発行する株式の内容

当社普通株式

㊄転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㊦転換の効力発生

転換の効力は、転換請求書および第一種優先株式の株券が上記㊄の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第一種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、１株につき3,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式１株につき3,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第一種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

3　第二種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第二種優先株式を有する株主(以下「第二種優先株主」という)または第二種優先株式の登録質権者(以下「第二種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第二種優先株式１株につき28,500円の利益配当金(以下「優先配当金」という。)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第二種優先株主または第二種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第二種優先株主または第二種優先登録質権者に対しては優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第二種優先株主または第二種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第二種優先株式１株につき14,250円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第二種優先株主または第二種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第二種優先株式１株につき3,000,000円を支払う。

(b) 第二種優先株主または第二種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第二種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(へ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。

(b) 当社は、第二種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第二種優先株主は、以下に定めるところにより第二種優先株式の普通株式への転換を請求することができる。

①　転換請求期間

平成17年８月１日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②　転換の条件

㋑当初転換価額

当初転換価額は、平成17年８月１日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。当初転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該価額が947,100円を下回る場合には、当初転換価額は947,100円とする(ただし、下記㋩により調整される)。

㋺転換価額の修正

転換価額は、平成18年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が947,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋬転換価額の調整

ⓐ第二種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数とする。

㊁転換により発行すべき普通株式数

第二種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数}=\frac{\text{第二種優先株主が転換請求のために提出した第二種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、１株の100分の１の整数倍に当る端数はこれを端株原簿に記載または記録し、１株の100分の１に満たない部分はこれを切り上げる。

㋭転換により発行する株式の内容

当社普通株式

㋬転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㋣転換の効力発生

転換の効力は、転換請求書および第二種優先株式の株券が上記㋬の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第二種優先株式は、同期間の末日の翌日（以下「一斉転換日」という。）をもって、１株につき3,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式１株につき3,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第二種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

4　第三種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第三種優先株式を有する株主(以下「第三種優先株主」という)または第三種優先株式の登録質権者(以下「第三種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第三種優先株式１株につき13,700円の利益配当金(以下「優先配当金」という。)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第三種優先株主または第三種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第三種優先株主または第三種優先登録質権者に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第三種優先株主または第三種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第三種優先株式１株につき6,850円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第三種優先株主または第三種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第三種優先株式１株につき1,000,000円を支払う。

(b) 第三種優先株主または第三種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第三種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。

(b) 当社は、第三種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第三種優先株主は、以下に定めるところにより第三種優先株式の普通株式への転換を請求することができる。

①　転換請求期間

当社設立の日から平成21年９月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②　転換の条件

㋑転換価額

転換価額は、349,600円とする。

㊁転換価額の修正

転換価額は、平成15年10月１日以降平成18年10月１日までの毎年10月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が249,700円(以下「下限転換価額」という。ただし、下記㋭により調整される。)を下回る場合には、下限転換価額をもって修正後転換価額とする。

㋭転換価額の調整

ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換型株式の転換価額または新株予約権の行使に際しての払込金額がその払込期日(無償で新株予約権を発行する場合は発行の日)または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記㊁に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が発生した場合には、上記㊁により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。

ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数とする。

ⓖ転換価額調整式で使用する１株当りの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には０円、上記ⓐ(ⅲ)の場合には当該転換価額または新株予約権の発行価額および行使に際しての払込金額の合計額をそれぞれいうものとする。

㊁下限転換価額の調整

上記㋩により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㋩ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋩ⓑに定める場合には、調整後下限転換価額は当該修正日以降これを適用するものとする。

㋭転換により発行すべき普通株式数

第三種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第三種優先株主が転換請求のために提出した第三種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、１株の100分の１の整数倍に当る端数はこれを端株原簿に記載または記録し、１株の100分の１に満たない部分はこれを切り上げる。

㋬転換により発行する株式の内容

当社普通株式

㋣転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第三種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第三種優先株式は、同期間の末日の翌日(以下「一斉転換日」という。)をもって、１株につき1,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式１株につき1,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第三種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

5　第１回第四種優先株式、第２回第四種優先株式、第３回第四種優先株式、第４回第四種優先株式、第５回第四種優先株式、第６回第四種優先株式、第７回第四種優先株式、第８回第四種優先株式、第９回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式(以下、第１回から第12回までの各回の第四種優先株式をそれぞれ「第１-12回第四種優先株式」という。)の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第１-12回第四種優先株式を有する株主(以下「第１-12回第四種優先株主」という)または第１-12回第四種優先株式の登録質権者(以下「第１-12回第四種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第１-12回第四種優先株式１株につき135,000円(ただし、平成15年３月31日に終了する営業年度に係る優先配当金については、19,500円とする。)の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対しては優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第1-12回第四種優先株式1株につき67,500円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第1-12回第四種優先株式1株につき3,000,000円を支払う。

(b) 第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第1-12回第四種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第1-12回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第1-12回第四種優先株式について株式の併合または分割は行わない。

(b) 当社は、第1-12回第四種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第1-12回第四種優先株主は、以下に定めるところにより第1-12回第四種優先株式の普通株式への転換を請求することができる。

① 転換請求期間

平成15年2月8日から平成40年2月7日まで。

② 転換の条件

㋑転換価額

転換価額は、322,300円とする。

㋺転換価額の修正

第1-12回第四種優先株主が当社に対し第1-12回第四種優先株式の転換を請求した日(以下、「修正日」という。)において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。)の平均値(終値のない日数を除く。)相当額(10円の位まで算出し、その10円の位を四捨五入する。)のいずれか小さい金額に修正される(以下、「修正後転換価額」という。)。ただし、修正後転換価額が106,300円(ただし、下記㋩により調整される。)(以下、「下限転換価額」という。)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。なお、修正後転換価額は、修正日に転換請求がなされた当該各回第1-12回第四種優先株式についてのみ適用される。

㋩転換価額の調整

ⓐ第1-12回第四種優先株式発行後、次の(i)から(v)までのいずれかに該当する場合には、転換価額は、下記に定める各々該当する算式(以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。)により調整される。

(Ⅰ)下記(ⅰ)乃至(ⅲ)に該当する場合、転換価額調整式は、以下のとおりとする。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行普通株式数}+\dfrac{\text{新たに発行もしくは処分された普通株式数または転換証券(下記(ⅲ)に定義される。)もしくは新株予約権(下記(ⅲ)に定義される。)に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}\times\text{普通株式1株当りの払込金額(転換証券の転換または新株予約権の行使に当り交付された対価を含む。)}}{\text{時価}}}{\text{既発行普通株式数}+\text{新たに発行もしくは処分された普通株式数または転換証券(下記(ⅲ)に定義される。)もしくは新株予約権(下記(ⅲ)に定義される。)に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}}$$

(Ⅱ)下記(ⅳ)に該当する場合、転換価額調整式は、以下のとおりとする。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{時価}-\text{普通株式1株につき割り当てられた特別現金配当((下記(ⅳ)に定義される。)または債務証書もしくは資産の分配に関する基準日(下記(ⅳ)に定義される)における適正市場価格(*)}}{\text{時価}}$$

(*)かかる適正市場価格に関しては、当社の取締役会(以下、「取締役会」という。)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(Ⅲ)下記(ⅴ)に該当する場合、転換価額調整式は、以下のとおりとする。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{時価}\times\text{既発行普通株式数}-\text{下記(ⅴ)に従って、買受け、償還もしくは取得される普通株式(または、転換証券もしくは新株予約権)の総数につき、当社が支払うべき対価の総額}}{\text{時価}\times(\text{既発行普通株式数}-\text{下記(ⅴ)において、買受け、償還または取得される普通株式数(または、転換証券もしくは新株予約権の場合は、それらの転換もしくは行使により発行もしくは処分される普通株式数)})}$$

なお、上記転換価額調整式中の、「時価×既発行普通株式数－(下記(ⅴ)に従って、買受け、償還もしくは取得される普通株式(または、転換証券もしくは新株予約権)の総数につき、当社が支払うべき対価の総額)」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当社が、転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換証券の転換による発行または処分の場合を除く。)

転換価額は、上記(Ⅰ)に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に当該普通株式の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該普通株式の払込期日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

転換価額は、上記(Ⅰ)に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株式分割による普通株式の割当日の翌日をかかる調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割による普通株式の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券(当該第1-12回第四種優先株式と同時に発行される他の第1-12回第四種優先株式を除く。以下、「転換証券」という。)または普通株式を行使により取得することができる権利(当社の発行する社債に付された新株予約権を含む。)(以下「新株予約権」という。)を発行する場合

転換価額は、上記(Ⅰ)に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日(無償で新株予約権を発行する場合は発行日)の翌日を、かかる調整後転換価額の適用開始日とする。当該転換証券または

新株予約権を発行する場合、調整後転換価額の適用開始日の前日に、発行される転換証券の全額が普通株式に転換されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日(無償で新株予約権を発行する場合は発行日)において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株当りの当初の転換価額または行使価額の最低価額が定められていない場合には、かかる転換証券の転換価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後転換価額の適用開始日とする。また、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日(無償で新株予約権を発行する場合は発行日)において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株当りの当初の転換価額または行使価額の最低価額が定められている場合は、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日(無償で新株予約権を発行する場合は発行日)の翌日を、かかる調整後転換価額の適用開始日とするが、転換証券または新株予約権は、1株当りの当初の転換価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする。)により、かかる転換により発行もしくは処分されうる最大数の普通株式に転換されまたはそれらが行使により発行もしくは処分されたものとみなされる。その後、かかる転換証券の転換もしくは新株予約権の行使により発行もしくは処分されうる最大の普通株式数または転換価額もしくは行使価額の最低価額について変更(かかる転換証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない。)が生じた場合には、調整後転換価額は、第1-12回第四種優先株式の転換の直前において、当該変更を反映させるべく再計算されるものとする(但し、調整後転換価額が、これらの転換証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後転換価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後転換価額の増加を行うことができないものとする。)が、かかる転換証券の転換または新株予約権の行使により、実際に普通株式が発行されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換証券に係る転換権または新株予約権のいずれかが消滅した場合には、調整後転換価額は、第1-12回第四種優先株式の転換の直前において、かかる転換証券の転換または新株予約権の行使により実際に発行された普通株式数のみを反映させるべく再計算されるものとする。

第1-12回第四種優先株式の発行時において残存するすべての転換証券および新株予約権は、第1-12回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(iv) 当社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の現金配当を除く。)を行う場合

かかる配当または分配の際に適用される転換価額は、上記(II)に定める転換価額調整式に従って算出された調整後転換価額に調整される。当社がかかる特別現金配当または分配を行うたびごとに、転換価額の調整は行われるものとし、当該特別現金配当または分配を受ける権利を有する株主を確定するために定められた日(以下、「基準日」という。)の翌日をかかる調整後転換価額の適用開始日とする。

「特別現金配当」とは、当社がある会計年度(以下に定義する。)に関して決定した配当に基づく配当利回り(以下に定義する。)が、5%に直前の3会計年度に関して決定した配当に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「会計年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当社が3月31日以外の日に終了するように会計年度を変更した場合、会計年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{当社が決定した普通株式1株当りの配当金}}{\text{対象となる会計年度の東京証券取引所における普通株式の毎日(終値のない日を除く。)の終値の平均値}} \times 100\%$$

(v)当社が、普通株式の買受け、償還もしくはその他の事由による取得を、かかる取得日(以下、「取得日」という。)における普通株式1株当りの時価を上回る1株当りの価額をもって行う場合(当社が商法の規定に従い市場においてする取引の方法により普通株式を買受ける場合及び商法の規定に従い端株買取請求権の行使に関連して普通株式を買受ける場合を除く。)、または、普通株式に転換もしくは普通株式を取得できるその他の証券の買受け、償還もしくはその他の事由による取得を、取得日における普通株式の1株当りの時価を上回る普通株式1株当りの対価をもって行う場合

かかる取得の際において適用される転換価額は、上記(Ⅲ)に定める転換価額調整式に従って算出された調整後転換価額に調整される。当社が普通株式またはかかる証券を買受け、償還またはその他の事由により取得するたびごとに、転換価額の調整は行われるのものとし、取得日の翌日をかかる調整後転換価額の適用開始日とする。

ⓑ株式交換、株式移転、会社分割、合併、資本の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ転換価額調整式で使用する「時価」は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。)の平均値(終値のない日数を除く。)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する「調整前転換価額」は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する「既発行普通株式数」は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1か月前の日における当社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く。)とする。

ⓕ転換価額調整式で使用する「普通株式1株当りの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には普通株式1株当りの当該転換価額または普通株式1株当りの新株予約権の発行価額および行使に際しての払込金額の合計額とする。

ⓖ本㈥(上記ⓒを除く。)において「普通株式」とは、普通株式、および(ⅰ)配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

㈢上記㈥により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えた上で適用して同様の調整を行い、上記㈥ⓑにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限転換価額の調整は、上記㈥ⓑに基づく転換価額の調整と同時に有効になるものとする。

㈭転換により発行すべき普通株式数

転換により発行すべき当社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第1-12回第四種優先株主が転換請求のために提出した第1-12回第四種優先株式の発行価額総額}}{\text{転換価額}}$$

第1-12回第四種優先株式の転換により発行すべき普通株式数の算出に当って1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

なお、本㈭に従う限り、いかなる数の第1-12回第四種優先株式を有していたとしても、その第1-12回第四種優先株主1人が行う1回の転換により、普通株式1株に満たない部分は1つより多くは生じない。

㈥転換により発行する株式の内容

当社普通株式

㈦転換請求受付場所

東京都千代田区丸の内1丁目4番4号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第１-12回第四種優先株式の株券が上記㋭の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第１-12回第四種優先株式は、同期間の末日の翌日(以下「一斉転換日」という。)をもって、第１-12回第四種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各第１-12回第四種優先株式１株の払込金相当額をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って１株の100分の１に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第１-12回第四種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。

(チ)発行の方法

ザ・ゴールドマン・サックス・グループ・インクに第１-12回第四種優先株式を直接全額割り当てる方法により発行する。

(リ)保有期間その他第１-12回第四種優先株式の保有に関する事項についての当社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容

ザ・ゴールドマン・サックス・グループ・インクは、当社との間で平成15年１月15日締結の優先株式引受契約書(以下、「第１-12回第四種優先株式引受契約書」という。)において、当社により割り当てられ保有する第１-12回第四種優先株式につき、以下の制限に従うことを約している。

(a) 第１-12回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わない。(なお、ザ・ゴールドマン・サックス・グループ・インクが、第１-12回第四種優先株式引受契約書に従い、第１-12回第四種優先株式を譲渡した場合には、第１-12回第四種優先株式引受契約書に定める権利義務は、当該第１-12回第四種優先株式を譲り受けた者に承継される。)

(b) 発行後２年間は、一定の場合を除き、第１-12回第四種優先株式の当社普通株式への転換請求を行わない。

(c) 第１-12回第四種優先株式の転換により発行された当社普通株式の譲渡その他の処分は、払込期日後２年目の応当日の前日までは一定の場合を除きこれを行わず、払込期日後２年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の３分の１の数(ないしこれから一定の株式数を減じた数)を超える当社普通株式につきこれを行わず、払込期日後３年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の３分の２の数(ないしこれから一定の株式数を減じた数)を超える当社普通株式につきこれを行わない。

総転換株式数とは、それまでに転換により発行された当社普通株式の数と、残存している第１-12回第四種優先株式の全てがその時点において適用のある転換価額で転換された場合に発行されるであろう当社普通株式の数の合計をいう。

6　第13回第四種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当社は、利益配当を行うときは、第13回第四種優先株式を有する株主(以下「第13回第四種優先株主」という)または第13回第四種優先株式の登録質権者(以下「第13回第四種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第13回第四種優先株式１株につき67,500円(ただし、平成15年３月31日に終了する営業年度に係る優先配当金については、3,750円とする。)の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第13回第四種優先株主または第13回第四種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第13回第四種優先株主または第13回第四種優先登録質権者に対しては優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第13回第四種優先株主または第13回第四種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第13回第四種優先株式1株につき33,750円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第13回第四種優先株主または第13回第四種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第13回第四種優先株式1株につき3,000,000円を支払う。

(b) 第13回第四種優先株主または第13回第四種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第13回第四種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第13回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第13回第四種優先株式について株式の併合または分割は行わない。

(b) 当社は、第13回第四種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第13回第四種優先株主は、以下に定めるところにより第13回第四種優先株式の普通株式への転換を請求することができる。

① 転換請求期間

平成15年4月14日から平成17年7月12日まで

② 転換の条件

㋑転換価額

転換価額は、312,000円とする。

㋺転換価額の修正

平成17年7月11日(以下、「修正日」という。)において、転換価額は、(ⅰ)修正日の前日において有効な転換価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格(以下に定義される。)の平均値(売買高加重平均価格のない日数を除く。)相当額(10円の位まで算出し、その10円の位を四捨五入する。)のいずれか小さい金額に修正される(以下、「修正後転換価額」という。)。ただし、修正後転換価額が156,000円(ただし、下記㋩により調整される。)(以下、「下限転換価額」という。)を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、Bloomberg L.P.が当該取引日の午前10時から11時の間(ロンドン時間)において提示する8316 JT Equity AQRの画面(またはそれに代わる画面もしくはサービス。以下、「参照画面」という。)に表示された価格(当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値(気配表示を含む。))をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記㋩に準じて調整される。

㋩転換価額の調整

ⓐ第13回第四種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行普通株式数}+\dfrac{\text{新たに発行もしくは処分された普通株式数または転換証券（下記（ⅲ）に定義される。）もしくは新株予約権（下記（ⅲ）に定義される。）に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}\times\text{普通株式1株当りの払込金額（転換証券の転換または新株予約権の行使に当り交付された対価を含む。）}}{\text{時価}}}{\text{既発行普通株式数}+\text{新たに発行もしくは処分された普通株式数または転換証券（下記（ⅲ）に定義される。）もしくは新株予約権（下記（ⅲ）に定義される。）に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当社が、転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換証券の転換による発行または処分の場合を除く。）
転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に当該普通株式の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該普通株式の払込期日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合
転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株式分割による普通株式の割当日の翌日をかかる調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割による普通株式の割当日が配当可能利益の資本組入れを決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、かかる調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券（以下、「転換証券」という。）または普通株式を行使により取得することができる権利（当社の発行する社債に付された新株予約権を含む。）（以下「新株予約権」という。）を発行する場合
転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日（無償で新株予約権を発行する場合は発行日）の翌日を、かかる調整後転換価額の適用開始日とする。当該転換証券または新株予約権を発行する場合、調整後転換価額の適用開始日の前日に、発行される転換証券の全額が普通株式に転換されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日（無償で新株予約権を発行する場合は発行日）において確定しない場合、かかる転換証券の転換価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後転換価額の適用開始日とする。以降の調整においては、かかるみなし株式数は、当該転換証券の転換または当該新株予約権の行使の結果発行された株式数を上回る限りにおいて、既発行普通株式数に算入される。

ⓑ株式交換、株式移転、会社分割、合併、資本の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ転換価額調整式で使用する「時価」は、調整後転換価額の適用開始日（ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する「調整前転換価額」は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する「既発行普通株式数」は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1か月前の日における当社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く。)とする。

ⓕ転換価額調整式で使用する「普通株式1株当りの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には普通株式1株当りの当該転換価額または普通株式1株当りの新株予約権の発行価額および行使に際しての払込金額の合計額とする。

㊁上記㊄により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えた上で適用して同様の調整を行い、上記㊄ⓑにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限転換価額の調整は、上記㊄ⓑに基づく転換価額の調整と同時に有効になるものとする。

㊭転換により発行すべき普通株式数

第13回第四種優先株式の転換により発行すべき当社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第13回第四種優先株主が転換請求のために提出した第13回第四種優先株式の発行価額総額}}{\text{転換価額}}$$

第13回優先株式の転換により発行すべき普通株式数の算出に当って1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

㊄転換により発行する株式の内容

当社普通株式

㋣転換請求受付場所

東京都千代田区丸の内1丁目4番4号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第13回第四種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第13回第四種優先株式は、転換請求期間の末日の翌日(以下、「一斉転換日」という。)をもって、第13回第四種優先株式1株の払込金相当額を、一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。)の平均値(終値のない日数を除く。)で除して得られる数の普通株式となる。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第13回第四種優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺かかる普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第13回第四種優先株式の転換により発行された普通株式および普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

(チ)発行の方法

エスエムエフジー・ファイナンス(ケイマン)リミテッド(SMFG Finance (Cayman) Limited)(以下、「取得者」という。)に第13回第四種優先株式を直接全額割り当てる方法により発行する。なお、第13回第四種優先株式は、取得者がアメリカ合衆国および欧州を中心とする海外市場(ケイマン諸島を除く。)の投資家のために購入し、取得者自らが発行する優先株式としてリパッケージしたうえ、アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場においては同法Regulation Sに基づく公募により販売される。

(2) 【新株予約権等の状況】

旧株式会社三井住友銀行が、平成14年6月27日開催の第1期定時株主総会の特別決議に基づいて商法第280条ノ20および同法第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年8月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年9月27日開催の臨時株主総会(普通株式に係る種類株主総会を兼ねる。)において、承認可決されました。

なお、当社が承継した新株予約権の内容は次のとおりであります。

	中間会計期間末現在 (平成15年9月30日)	提出日の前月末現在 (平成15年11月30日)
新株予約権の数(個)	1,620	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	1,620	同左
新株予約権の行使時の払込金額(円)	1株当たり 673,000	同左
新株予約権の行使期間	平成16年6月28日から 平成24年6月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円)	発行価格 673,000 資本組入額 337,000	同左
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左

(注) 1 新株予約権1個当たりの目的たる株式の数は1株であります。

2 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成15年4月1日～平成15年9月30日(注)1	8.61	6,928,109.53	―	1,247,650,000	―	1,747,266,508
平成15年8月8日(注)2	―	6,928,109.53	―	1,247,650,000	△499,503,848	1,247,762,659

(注) 1 優先株式の普通株式への転換により、発行済株式総数が増加しましたが、これに伴う資本金及び資本準備金の増減はありません。

2 商法289条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。

(4) 【大株主の状況】

① 普通株式

(平成15年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	427,172	7.37
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番３号	272,808	4.70
日本生命保険相互会社	大阪市中央区今橋三丁目５番12号	171,543	2.95
住友生命保険相互会社	東京都中央区築地七丁目18番24号	130,656	2.25
松下電器産業株式会社	大阪府門真市大字門真1006番地	103,570	1.78
ＵＦＪ信託銀行株式会社(信託勘定Aロ)	東京都千代田区丸の内一丁目４番３号	95,438	1.64
日本トラスティ・サービス信託銀行株式会社(住友信託銀行再信託分・住友生命保険相互会社退職給付信託口)	東京都中央区晴海一丁目８番11号	58,000	1.00
トヨタ自動車株式会社	愛知県豊田市トヨタ町１番地	53,753	0.92
三洋電機株式会社	大阪府守口市京阪本通二丁目５番５号	49,608	0.85
バンク オブ ニユーヨーク フオー ゴールドマン サツクス インターナショナル(エクイテイ)(常任代理人 株式会社東京三菱銀行カストディ業務部)	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB. UNITED KINGDOM (東京都中央区丸の内二丁目７番１号)	48,886	0.84
計	―	1,411,436	24.35

② 第一種優先株式

(平成15年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番１号	67,000	100.00
計	―	67,000	100.00

③ 第二種優先株式

(平成15年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番１号	100,000	100.00
計	―	100,000	100.00

④ 第三種優先株式

(平成15年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番１号	800,000	100.00
計	―	800,000	100.00

⑤ 第１回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004 USA（東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑥ 第２回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004 USA（東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑦ 第３回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004 USA（東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑧ 第４回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004 USA（東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑨ 第５回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004 USA（東京都港区赤坂一丁目12番32号　アーク森ビル）	4,175	100.00
計	―	4,175	100.00

⑩　第６回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション(常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004 USA (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑪　第７回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション(常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004 USA (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑫　第８回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション(常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004 USA (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑬　第９回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション(常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004 USA (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑭　第10回第四種優先株式

（平成15年９月30日現在）

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション(常任代理人　ゴールドマン・サックス証券会社　東京支店)	85 BROAD STREET, NEW YORK, NY 10004 USA (東京都港区赤坂一丁目12番32号　アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑮ 第11回第四種優先株式

(平成15年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション(常任代理人 ゴールドマン・サックス証券会社 東京支店)	85 BROAD STREET, NEW YORK, NY 10004 USA (東京都港区赤坂一丁目12番32号 アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑯ 第12回第四種優先株式

(平成15年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム ホールディングコーポレーション(常任代理人 ゴールドマン・サックス証券会社 東京支店)	85 BROAD STREET, NEW YORK, NY 10004 USA (東京都港区赤坂一丁目12番32号 アーク森ビル)	4,175	100.00
計	―	4,175	100.00

⑰ 第13回第四種優先株式

(平成15年９月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
ジェイピーモルガン・チェース・バンク・ロンドン(エスエムエフジー・ファイナンス(ケイマン)リミテッド代理人)(常任代理人 株式会社三井住友銀行 事務管理部)	TRINITY TOWER 9, THOMAS MORE STREET, LONDON, E1W 1YT, ENGLAND (東京都中央区日本橋小伝馬町13番６号 友泉大伝馬町ビル)	114,999	100.00
計	―	114,999	100.00

(注) 1　フィデリティ投信株式会社から平成15年10月14日付で大量保有報告書の提出があり、平成15年９月30日現在で以下の普通株式を所有している旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、その大量保有報告書の内容は次のとおりであります。

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
フィデリティ投信株式会社	東京都中央区新川一丁目８番８号	298,948	5.16

2　第１-12回第四種優先株式は、平成15年９月11日におけるザ・ゴールドマン・サックス・グループ・インクからジーエスエスエム　ホールディングコーポレーション(ザ・ゴールドマン・サックス・グループ・インクの完全子会社)への株式売買により前事業年度末では主要株主であったザ・ゴールドマン・サックス・グループ・インクは主要株主ではなくなり、ジーエスエスエム　ホールディングコーポレーションが新たに主要株主になりました。

(5) 【議決権の状況】

① 【発行済株式】

(平成15年9月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式1,132,099	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　　1,318 (相互保有株式) 普通株式　64,222	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式5,699,160	5,699,160	権利内容に何ら限定のない当社における標準となる株式 (注)1
端株	普通株式31,310.53	―	権利内容に何ら限定のない当社における標準となる株式 (注)1、2
発行済株式総数	6,928,109.53	―	―
総株主の議決権	―	5,699,160	―

(注) 1 「完全議決権株式(その他)」及び「端株」の欄には、証券保管振替機構名義の株式が、それぞれ3,091株(議決権3,091個)及び0.80株含まれております。

2 「端株」の欄には、当社所有の自己株式0.14株及び相互保有株式が次のとおり含まれております。

相互保有株式の所有者の氏名又は名称	端　株　数(株)
三井住友銀リース株式会社	0.38
三井住友カード株式会社	0.27
株式会社三井住友銀行	0.98
SMBCコンサルティング株式会社	0.53
株式会社関西銀行	0.17
SMBC抵当証券株式会社	0.41
SMBCフレンド証券株式会社	0.20

② 【自己株式等】

(平成15年９月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	1,318	―	1,318	0.02
三井住友銀リース株式会社	東京都港区西新橋三丁目９番４号	22,016	―	22,016	0.37
三井住友カード株式会社	大阪市中央区今橋四丁目５番15号	20,214	―	20,214	0.34
大和証券エスエムビーシー株式会社	東京都中央区八重洲一丁目３番５号	11,455	―	11,455	0.19
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	6,113	―	6,113	0.10
SMBCコンサルティング株式会社	東京都千代田区鍛冶町二丁目２番１号	2,576	―	2,576	0.04
株式会社関西銀行	大阪市中央区心斎橋筋二丁目７番21号	1,114	―	1,114	0.01
SMBCファイナンスサービス株式会社	東京都港区新橋一丁目８番３号	441	―	441	0.00
SMBC抵当証券株式会社	東京都中央区日本橋本町三丁目４番10号	292	―	292	0.00
SMBCフレンド証券株式会社	東京都中央区日本橋兜町７番12号	1	―	1	0.00
計	―	65,540	―	65,540	1.13

(注) 1　株式会社三井住友銀行については、上記のほか、株主名簿上は同行名義となっておりますが、実質的に保有していない株式が２株(議決権２個)あります。

なお、当該株式数は上記「①発行済株式」の「完全議決権株式(その他)」欄の普通株式に含めております。

2　「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

2 【株価の推移】

(1) 普通株式

【当該中間会計期間における月別最高・最低株価】

月別	平成15年４月	５月	６月	７月	８月	９月
最高(円)	211,000	215,000	275,000	324,000	409,000	527,000
最低(円)	162,000	177,000	199,000	262,000	276,000	406,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

(2) 優先株式

① 第一種優先株式

② 第二種優先株式

③ 第三種優先株式

④ 第１回第四種優先株式

⑤ 第２回第四種優先株式

⑥ 第３回第四種優先株式

⑦ 第４回第四種優先株式

⑧ 第５回第四種優先株式

⑨ 第６回第四種優先株式

⑩ 第７回第四種優先株式

⑪ 第８回第四種優先株式

⑫ 第９回第四種優先株式

⑬ 第10回第四種優先株式

⑭ 第11回第四種優先株式

⑮ 第12回第四種優先株式

⑯ 第13回第四種優先株式

以上の各種優先株式は、いずれも証券取引所に上場されておりません。

また、いずれも店頭売買有価証券として日本証券業協会に登録されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

第５【経理の状況】

1　当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

2　当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しております。

3　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4　当中間連結会計期間(自平成15年４月１日　至平成15年９月30日)の中間連結財務諸表並びに当中間会計期間(自平成15年４月１日　至平成15年９月30日)の中間財務諸表は、証券取引法第193条の２の規定に基づき、朝日監査法人の監査証明を受けております。

5　当半期報告書は最初に提出するものでありますので、前中間連結会計期間及び前中間会計期間との対比は行っておりません。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		当中間連結会計期間 (平成15年9月30日現在)		前連結会計年度 連結貸借対照表 (平成15年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)					
現金預け金	※8	3,898,506	3.87	3,442,523	3.29
コールローン及び買入手形		654,263	0.65	187,563	0.18
買現先勘定		90,979	0.09	109,710	0.10
債券貸借取引支払保証金		625,010	0.62	1,981,243	1.89
買入金銭債権		444,540	0.44	363,981	0.35
特定取引資産	※8	3,485,349	3.46	4,495,396	4.30
金銭の信託		27,498	0.03	24,629	0.02
有価証券	※1,2,8	22,451,050	22.29	24,118,520	23.06
貸出金	※3,4,5,6,7,8,9	59,666,363	59.24	61,082,946	58.39
外国為替	※7	774,597	0.77	749,974	0.72
その他資産	※8,10	3,349,993	3.33	3,219,009	3.08
動産不動産	※8,11,12	988,386	0.98	1,007,905	0.96
リース資産	※12	1,006,315	1.00	996,344	0.95
繰延税金資産		1,845,975	1.83	1,956,103	1.87
再評価に係る繰延税金資産	※11	723	0.00	724	0.00
連結調整勘定		12,733	0.01	30,031	0.03
支払承諾見返		3,102,644	3.08	3,084,383	2.95
貸倒引当金		△1,699,431	△1.69	△2,243,542	△2.14
資産の部合計		100,725,500	100.00	104,607,449	100.00

区分	注記番号	当中間連結会計期間 (平成15年9月30日現在) 金額(百万円)	構成比(%)	前連結会計年度 連結貸借対照表 (平成15年3月31日現在) 金額(百万円)	構成比(%)
(負債の部)					
預金	※8	63,142,263	62.69	62,931,007	60.16
譲渡性預金		3,379,610	3.36	4,853,017	4.64
コールマネー及び売渡手形	※8	8,019,874	7.96	8,953,084	8.56
売現先勘定	※8	1,897,172	1.88	4,144,735	3.96
債券貸借取引受入担保金	※8	4,624,779	4.59	4,807,245	4.59
コマーシャル・ペーパー		247,500	0.25	187,800	0.18
特定取引負債	※8	2,046,766	2.03	2,851,391	2.72
借用金	※8,13	2,476,833	2.46	2,580,135	2.47
外国為替		448,316	0.44	397,666	0.38
社債	※14	3,779,852	3.75	3,583,754	3.43
信託勘定借		24,944	0.02	5,953	0.00
その他負債	※8,10	3,551,051	3.53	2,558,956	2.45
賞与引当金		20,908	0.02	22,079	0.02
退職給付引当金		93,220	0.09	101,408	0.10
債権売却損失引当金		2,628	0.00	20,665	0.02
日本国際博覧会出展引当金		57	0.00	—	—
特別法上の引当金		531	0.00	649	0.00
繰延税金負債		58,494	0.06	43,930	0.04
再評価に係る繰延税金負債	※11	56,685	0.06	58,788	0.06
支払承諾	※8	3,102,644	3.08	3,084,383	2.95
負債の部合計		96,974,137	96.27	101,186,654	96.73
(少数株主持分)					
少数株主持分		1,005,886	1.00	996,720	0.95
(資本の部)					
資本金		1,247,650	1.24	1,247,650	1.19
資本剰余金		854,798	0.85	856,237	0.82
利益剰余金		423,309	0.42	311,664	0.30
土地再評価差額金	※11	97,914	0.10	101,440	0.09
その他有価証券評価差額金		176,225	0.17	△24,197	△0.02
為替換算調整勘定		△41,189	△0.04	△53,515	△0.05
自己株式		△13,231	△0.01	△15,204	△0.01
資本の部合計		2,745,476	2.73	2,424,074	2.32
負債、少数株主持分及び資本の部合計		100,725,500	100.00	104,607,449	100.00

② 【中間連結損益計算書】

区分	注記番号	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日) 金額(百万円)	百分比(%)	前連結会計年度 要約連結損益計算書 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)	百分比(%)
経常収益		1,760,835	100.00	3,506,386	100.00
資金運用収益		826,407		1,816,908	
(うち貸出金利息)		(585,813)		(1,262,092)	
(うち有価証券利息配当金)		(138,520)		(268,261)	
信託報酬		84		7	
役務取引等収益		237,159		424,238	
特定取引収益		163,904		206,496	
その他業務収益		459,685		946,957	
その他経常収益	※1	73,594		111,776	
経常費用		1,595,326	90.60	4,022,136	114.71
資金調達費用		163,169		417,404	
(うち預金利息)		(56,717)		(152,373)	
役務取引等費用		41,969		71,338	
特定取引費用		—		725	
その他業務費用		432,980		721,134	
営業経費	※2	448,094		889,237	
その他経常費用	※3	509,112		1,922,296	
経常利益(△は経常損失)		165,508	9.40	△515,749	△14.71
特別利益	※4	41,421	2.35	11,906	0.34
特別損失	※5	20,050	1.14	87,071	2.48
税金等調整前中間(当期)純利益 (△は税金等調整前当期純損失)		186,880	10.61	△590,914	△16.85
法人税、住民税及び事業税		22,436	1.27	66,068	1.88
法人税等調整額		△5,137	△0.29	△225,190	△6.42
少数株主利益		26,087	1.48	33,567	0.96
中間(当期)純利益 (△は当期純損失)		143,492	8.15	△465,359	△13.27

③ 【中間連結剰余金計算書】

		当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 連結剰余金計算書 (自　平成14年4月1日 至　平成15年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
(資本剰余金の部)			
資本剰余金期首残高		856,237	1,684,373
資本準備金期首残高		—	1,326,758
その他資本剰余金期首残高		—	357,614
資本剰余金増加高		—	577,465
株式移転による設立に伴う増加高		—	326,746
増資による新株の発行		—	247,650
合併に伴う増加高		—	3,069
資本剰余金減少高		1,439	1,405,601
連結子会社の合併に伴う減少高		—	1,405,507
自己株式処分差損		1,439	93
資本剰余金中間期末(期末)残高		854,798	856,237
(利益剰余金の部)			
利益剰余金期首残高		311,664	117,743
利益剰余金増加高		147,018	696,631
中間純利益		143,492	—
合併に伴う増加高		—	15,813
連結子会社の合併に伴う増加高		—	658,443
持分法適用会社の増加に伴う増加高		—	5,248
土地再評価差額金の取崩に伴う増加高		3,525	17,125
利益剰余金減少高		35,373	502,710
当期純損失		—	465,359
配当金		33,306	37,349
連結子会社の合併に伴う減少高		2,066	—
連結子会社の減少に伴う減少高		—	2
利益剰余金中間期末(期末)残高		423,309	311,664

④ 【中間連結キャッシュ・フロー計算書】

		当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成14年4月1日 至 平成15年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間(当期)純利益(△は税金等調整前当期純損失)		186,880	△590,914
動産不動産等減価償却費		41,894	89,414
リース資産減価償却費		167,285	312,562
連結調整勘定償却額		4,191	10,171
持分法による投資損益(△)		△8,044	△5,718
貸倒引当金の増加額		△550,977	82,688
債権売却損失引当金の増加額		△18,036	△65,706
賞与引当金の増加額		△1,134	△140
退職給付引当金の増加額		7,969	△47,563
日本国際博覧会出展引当金の増加額		57	―
資金運用収益		△826,407	△1,816,908
資金調達費用		163,169	417,404
有価証券関係損益(△)		△40,431	471,528
金銭の信託の運用損益(△)		1,007	4,003
為替差損益(△)		221,477	170,155
動産不動産処分損益(△)		7,985	33,301
リース資産処分損益(△)		49	1,505
特定取引資産の純増(△)減		1,003,098	△1,253,569
特定取引負債の純増減(△)		△802,432	569,881
貸出金の純増(△)減		1,985,803	2,472,161
預金の純増減(△)		△428,206	△2,024,876
譲渡性預金の純増減(△)		△1,479,196	△1,806,894
借用金(劣後特約付借入金を除く)の純増減(△)		△51,542	△261,965
有利息預け金の純増(△)減		△432,383	2,947,705
コールローン等の純増(△)減		△508,664	1,280,173

		当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 連結キャッシュ・フロー計算書 （自　平成14年４月１日 至　平成15年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
債券貸借取引支払保証金の純増（△）減		1,356,233	1,039,276
コールマネー等の純増減（△）		△3,181,690	902,660
コマーシャル・ペーパーの純増減（△）		59,700	△979,700
債券貸借取引受入担保金の純増減（△）		△182,466	1,632,445
外国為替（資産）の純増（△）減		△24,440	42,144
外国為替（負債）の純増減（△）		50,442	99,013
普通社債の発行・償還による純増減（△）		8,655	457,319
信託勘定借の純増減（△）		18,990	5,953
資金運用による収入		856,081	1,956,975
資金調達による支出		△174,330	△464,798
その他		809,744	△100,004
小計		△1,759,666	5,579,686
法人税等の支払額		5,817	△136,485
営業活動によるキャッシュ・フロー		△1,753,848	5,443,200
Ⅱ　投資活動によるキャッシュ・フロー			
有価証券の取得による支出		△23,707,428	△49,938,065
有価証券の売却による収入		15,807,610	37,711,992
有価証券の償還による収入		9,806,287	7,907,363
金銭の信託の増加による支出		△21,111	△14,622
金銭の信託の減少による収入		17,268	23,624
動産不動産の取得による支出		△22,248	△69,884
動産不動産の売却による収入		17,330	73,677
リース資産の取得による支出		△192,936	△336,512
リース資産の売却による収入		15,526	33,900
連結範囲の変更を伴う子会社株式の取得による支出	※２	△8,999	△15,444
連結範囲の変更を伴う子会社株式の売却による収入		―	53
投資活動によるキャッシュ・フロー		1,711,298	△4,623,917

		当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 連結キャッシュ・フロー計算書 (自　平成14年4月1日 至　平成15年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入		34,500	165,000
劣後特約付借入金の返済による支出		△95,500	△286,500
劣後特約付社債・新株予約権付社債の発行による収入		238,362	223,950
劣後特約付社債・新株予約権付社債の償還による支出		△42,962	△565,522
株式等の発行による収入		—	495,300
配当金支払額		△33,330	△37,348
少数株主からの払込みによる収入		—	220
少数株主への配当金支払額		△24,388	△39,621
自己株式の取得による支出		△152	△7,875
自己株式の売却による収入		936	8,479
財務活動によるキャッシュ・フロー		77,465	△43,919
Ⅳ 現金及び現金同等物に係る換算差額		△1,763	△2,629
Ⅴ 現金及び現金同等物の増加額		33,151	772,734
Ⅵ 現金及び現金同等物の期首残高		2,900,991	2,128,742
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額		—	0
Ⅷ 連結除外に伴う現金及び現金同等物の減少額		△0	△486
Ⅸ 現金及び現金同等物の中間期末(期末)残高	※1	2,934,143	2,900,991

中間連結財務諸表作成のための基本となる重要な事項

	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
1　連結の範囲に関する事項	(1) 連結子会社　169社 主要な会社名 株式会社三井住友銀行 株式会社みなと銀行 株式会社関西銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 SMBCキャピタル株式会社 SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、株式会社関西さわやか銀行他２社は株式取得により、SMBC Leasing Investment L.L.C.他４社は新規設立により、当中間連結会計期間から連結子会社としております。 さくらフレンド証券株式会社、株式会社三井ファイナンスサービス、さくらファイナンスサービス株式会社他２社は合併により、Sakura Global Capital Asia Limitedは清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他２社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他104社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　170社 主要な連結子会社名は、「第１企業の概況　4.　関係会社の状況」に記載しているため省略いたしました。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他98社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社　4社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社　44社 主要な会社名 大和証券エスエムビーシー株式会社 大和住銀投信投資顧問株式会社 三井住友アセットマネジメント株式会社 株式会社クオーク なお、北海道マザーランド・キャピタル株式会社他1社は新規設立等により、当中間連結会計期間から持分法適用の関連会社としております。 また、Daiwa Europe (Deutschland) GmbH は清算により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他104社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 持分法適用の非連結子会社　4社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社　43社 主要な持分法適用の関連会社名は、「第1　企業の概況　4.　関係会社の状況」に記載しているため省略いたしました。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他98社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
3　連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日　5社 4月末日　1社 6月末日　65社 7月末日　2社 9月末日　96社	(1) 連結子会社の決算日は次のとおりであります。 9月末日　5社 10月末日　1社 12月末日　62社 1月末日　2社 3月末日　100社

	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
	(2) ３月末日を中間決算日とする連結子会社は、９月末日現在、４月末日を中間決算日とする連結子会社については、７月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2) ９月末日を決算日とする連結子会社は３月末日現在、10月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 　なお、平成15年２月に設立された12月末日を決算日とする海外連結子会社については、３月末日現在で実施した仮決算に基づく財務諸表により連結しております。 　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
４　資本連結手続に関する事項	――――	当社は、平成14年12月２日に旧株式会社三井住友銀行により、同行の単独完全親会社として、株式移転制度を利用して設立されました。 　本件に関する資本連結手続は、「株式交換及び株式移転制度を利用して完全親子会社関係を創設する場合の資本連結手続」（日本公認会計士協会会計制度委員会研究報告第６号）に準拠し、企業集団の経済的実態には変化がないものとして持分プーリング法に準じた処理を行っております。
５　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については当連結会計年度における評価損益の増減額を、派生商品については当連結会計年度におけるみなし決済からの損益相当額の増減額を加えております。

	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
	なお、連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。	
	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ②　金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 ②　同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ①　動産不動産及びリース資産 当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建物　　7年～50年 動産　　2年～20年 その他の連結子会社の動産不動	(4) 減価償却の方法 ①　動産不動産及びリース資産 当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　　7年～50年 動産　　2年～20年 その他の連結子会社の動産不動産については、資産の見積耐用年

	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
	産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 同左
	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法(DCF法)が採用されている場合の監査上の留意事項」(日本公認会計士協会平成15年2月24日)等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署か

	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
	その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,693,302百万円であります。	ら独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,324,459百万円であります。
	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として５年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の６を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。 一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けておりますが、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第47－2項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
	(8) 債権売却損失引当金の計上基準 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	(8) 債権売却損失引当金の計上基準 同左
	(9) 日本国際博覧会出展引当金の計上基準 2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の２の準備金を含んでおります。	―――――
	(10) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金513百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金631百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 同左 ②　証券取引責任準備金 同左
	(11) 外貨建資産・負債の換算基準 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間連結会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,846百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上してお	(10) 外貨建資産・負債の換算基準 連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 外貨建取引等の会計処理につきましては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、連結貸借対照表上、相殺表示しております。

	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
	りましたが、当中間連結会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ737,724百万円増加しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	資金関連スワップ取引については、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額を将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(12) リース取引の処理方法 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(11) リース取引の処理方法 同左
	(13) リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ②　割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(12) リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 同左 ②　割賦販売取引の売上高及び売上原価の計上方法 同左

	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
	(14) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下「業種別監査委員会報告第24号」という。）による経過措置を適用しておりましたが、当中間連結会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間連結会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。 また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当中間連結会計期間から最長12年間にわた	(13) 重要なヘッジ会計の方法 連結子会社である三井住友銀行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
	って資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。 ・為替変動リスク・ヘッジ 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っています。	

	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
	(15) 消費税等の会計処理 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14) 消費税等の会計処理 同左
	(16) 税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	――――
6　(中間)連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

追加情報

当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
―――――	外形標準課税に係る事業税 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年４月１日東京都条例第145号)(以下、「都条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年３月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年３月29日、東京都は、東京高等裁判所に控訴し、同年４月９日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年１月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年２月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。 このように株式会社三井住友銀行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前々連結会計年度が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前連結会計年度が株式会社三井住友銀行が第１期に計上した金額が19,862百万円、当連結会計年度が18,269百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。

当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
	また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年６月９日大阪府条例第131号)(以下、「府条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成14年４月４日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年５月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成14年５月30日大阪府条例第77号)(以下、「平成14年改正府条例」という。)が、平成15年４月１日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」(平成15年３月25日大阪府条例第14号)(以下、「平成15年改正府条例」という。)が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年４月１日以後開始する事業年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、平成15年改正府条例附則２の適用を受け、株式会社三井住友銀行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

注記事項

（中間連結貸借対照表関係）

当中間連結会計期間 (平成15年９月30日現在)	前連結会計年度 (平成15年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式200,137百万円及び出資金1,614百万円を含んでおります。	※１　有価証券には、非連結子会社及び関連会社の株式194,837百万円及び出資金1,479百万円を含んでおります。
※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に6,002百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。 　無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は654,394百万円、当中間連結会計期間末に当該処分をせずに所有しているものは136,090百万円であります。	※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に140百万円含まれております。 　無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,084,632百万円、当連結会計年度末に当該処分をせずに所有しているものは99,624百万円であります。
※３　貸出金のうち、破綻先債権額は179,497百万円、延滞債権額は2,287,238百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※３　貸出金のうち、破綻先債権額は201,392百万円、延滞債権額は2,710,164百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
※４　貸出金のうち、３カ月以上延滞債権額は101,630百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※４　貸出金のうち、３カ月以上延滞債権額は130,353百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※５　貸出金のうち、貸出条件緩和債権額は1,853,890百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※５　貸出金のうち、貸出条件緩和債権額は2,728,791百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は4,422,255百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 　なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,770,700百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。 　なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。

当中間連結会計期間 (平成15年９月30日現在)	前連結会計年度 (平成15年３月31日現在)
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,761百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,078,333百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　124,638百万円 特定取引資産　570,857百万円 有価証券　9,794,664百万円 貸出金　3,760,959百万円 その他資産(延払資産等)　1,180百万円 動産不動産　529百万円 担保資産に対応する債務 預金　14,910百万円 コールマネー及び売渡手形　7,054,900百万円 売現先勘定　1,857,026百万円 債券貸借取引受入担保金　4,355,513百万円 特定取引負債　144,062百万円 借用金　4,216百万円 その他負債　10,979百万円 支払承諾　149,297百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,798百万円、特定取引資産4,204百万円、有価証券3,966,901百万円及び貸出金968,383百万円を差し入れております。 また、動産不動産のうち保証金権利金は118,028百万円、その他資産のうち先物取引差入証拠金は7,036百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　75,268百万円 特定取引資産　990,965百万円 有価証券　11,458,018百万円 貸出金　4,738,320百万円 その他資産(延払資産等)　1,140百万円 動産不動産　535百万円 担保資産に対応する債務 預金　21,038百万円 コールマネー及び売渡手形　7,952,599百万円 売現先勘定　4,107,615百万円 債券貸借取引受入担保金　4,189,794百万円 特定取引負債　136,975百万円 借用金　2,885百万円 その他負債　18,548百万円 支払承諾　41,108百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,370百万円、特定取引資産13,937百万円、有価証券4,624,346百万円及び貸出金781,138百万円を差し入れております。 また、動産不動産のうち保証金権利金は121,725百万円、その他資産のうち先物取引差入証拠金は14,814百万円であります。
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,801,082百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが27,261,498百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、31,475,362百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが28,769,561百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,735,996百万円、繰延ヘッジ利益の総額は1,609,388百万円であります。	※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は952,712百万円、繰延ヘッジ利益の総額は1,095,321百万円であります。

当中間連結会計期間 (平成15年9月30日現在)	前連結会計年度 (平成15年3月31日現在)
※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 連結子会社である三井住友銀行 平成10年3月31日及び平成14年3月31日 その他の一部の連結子会社 平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 ※12　動産不動産の減価償却累計額は604,089百万円、リース資産の減価償却累計額は1,508,565百万円であります。 ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金811,510百万円が含まれております。 ※14　社債には、劣後特約付社債1,583,839百万円が含まれております。	※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 連結子会社である三井住友銀行 平成10年3月31日及び平成14年3月31日 その他の一部の連結子会社 平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 ※12　動産不動産の減価償却累計額は630,121百万円、リース資産の減価償却累計額は1,490,721百万円であります。 ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金877,609百万円が含まれております。 ※14　社債には、劣後特約付社債1,403,028百万円が含まれております。

（中間連結損益計算書関係）

当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
※１　その他経常収益には、株式等売却益56,039百万円を含んでおります。	※１　その他経常収益には、株式等売却益54,004百万円を含んでおります。 ※２　営業経費には、研究開発費780百万円を含んでおります。
※３　その他経常費用には、貸出金償却388,924百万円を含んでおります。	※３　その他経常費用には、貸出金償却364,605百万円、株式等償却507,624百万円を含んでおります。
※４　特別利益には、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。	※４　特別利益には、厚生年金基金代行部分返上益4,413百万円を含んでおります。
※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,021百万円、店舗の統廃合等に伴う動産不動産処分損8,408百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,158百万円、ソフトウェアの除却損15,014百万円を含んでおります。

（中間連結キャッシュ・フロー計算書関係）

当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成15年９月30日現在 現金預け金勘定　3,898,506 有利息預け金　△964,363 現金及び現金同等物　2,934,143	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成15年３月31日現在 現金預け金勘定　3,442,523 有利息預け金　△541,532 現金及び現金同等物　2,900,991
※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに株式会社関西さわやか銀行他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。 （金額単位　百万円） 資産　800,118 （うち貸出金　593,042） 負債　△724,759 （うち預金　△682,774） 少数株主持分　△23,450 連結調整勘定　△13,136 上記３社株式の取得価額　38,773 上記３社現金及び現金同等物　△29,773 差引：上記３社取得のための支出　8,999	※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに明光ナショナル証券株式会社、三井オートリース株式会社他３社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。 （金額単位　百万円） 資産　191,318 （うちリース資産　82,346） 負債　△150,698 （うち借用金　△96,817） 少数株主持分　△26,881 連結調整勘定　5,013 上記５社株式の取得価額　18,751 上記５社現金及び現金同等物　△3,306 差引：上記５社取得のための支出　15,444

（リース取引関係）

当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　10,937百万円 その他　213百万円 合計　11,150百万円 減価償却累計額相当額 動産　5,977百万円 その他　116百万円 合計　6,094百万円 中間連結会計期間末残高相当額 動産　4,959百万円 その他　97百万円 合計　5,056百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　1,876百万円 １年超　3,316百万円 合計　5,193百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,152百万円 減価償却費相当額　1,082百万円 支払利息相当額　76百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　17,591百万円 その他　253百万円 合計　17,844百万円 減価償却累計額相当額 動産　7,078百万円 その他　146百万円 合計　7,225百万円 年度末残高相当額 動産　10,512百万円 その他　106百万円 合計　10,618百万円 ・未経過リース料年度末残高相当額 １年内　3,020百万円 １年超　7,328百万円 合計　10,348百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　3,738百万円 減価償却費相当額　3,440百万円 支払利息相当額　279百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　1,942,876百万円 その他　548,854百万円 合計　2,491,730百万円 減価償却累計額 動産　1,203,109百万円 その他　299,931百万円 合計　1,503,041百万円 中間連結会計期間末残高 動産　739,766百万円 その他　248,922百万円 合計　988,689百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　322,445百万円 １年超　709,410百万円 合計　1,031,856百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　205,211百万円 減価償却費　165,475百万円 受取利息相当額　34,173百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　18,679百万円 １年超　98,100百万円 合計　116,780百万円 (2) 貸手側 ・未経過リース料 １年内　630百万円 １年超　1,497百万円 合計　2,128百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち94,692百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　1,949,522百万円 その他　503,639百万円 合計　2,453,161百万円 減価償却累計額 動産　1,203,855百万円 その他　273,477百万円 合計　1,477,332百万円 年度末残高 動産　745,667百万円 その他　230,161百万円 合計　975,828百万円 ・未経過リース料年度末残高相当額 １年内　312,772百万円 １年超　702,955百万円 合計　1,015,727百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　374,816百万円 減価償却費　306,999百万円 受取利息相当額　70,330百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　18,646百万円 １年超　101,035百万円 合計　119,681百万円 (2) 貸手側 ・未経過リース料 １年内　233百万円 １年超　482百万円 合計　716百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち108,886百万円を借用金等の担保に提供しております。

（有価証券関係）

※1　中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2　子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

Ⅰ　当中間連結会計期間

1　売買目的有価証券(平成15年9月30日現在)

	中間連結貸借対照表計上額(百万円)	当中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,205,895	△1,705

2　満期保有目的の債券で時価のあるもの(平成15年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	510,142	498,990	△11,152	884	12,037
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	21,329	22,379	1,049	1,166	117
合計	531,472	521,369	△10,103	2,051	12,155

（注）1　時価は、当中間連結会計期間末日における市場価格等に基づいております。

2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成15年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,606,121	3,077,101	470,979	578,166	107,187
債券	12,436,715	12,281,842	△154,872	6,597	161,470
国債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社債	782,465	774,489	△7,975	2,808	10,783
その他	4,187,030	4,174,553	△12,477	20,171	32,649
合計	19,229,867	19,533,496	303,629	604,936	301,307

(注) 1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。
2　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は530百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当中間連結会計期間中に売却した満期保有目的の債券(自　平成15年４月１日　至　平成15年９月30日)

	売却原価 (百万円)	売却額 (百万円)	売却損益 (百万円)	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

5　当中間連結会計期間中に売却したその他有価証券(自　平成15年４月１日　至　平成15年９月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	15,761,524	145,995	95,693

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成15年９月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	5,411
その他	10,112
その他有価証券	
非上場株式(店頭売買株式を除く)	338,389
非上場債券	1,457,321
非上場外国証券	325,123
その他	109,236

7　保有目的を変更した有価証券

連結子会社であるみなと銀行において、当中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ36百万円及び２百万円増加しております。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成15年９月30日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	2,916,076	6,936,933	3,780,495	615,803
国債	2,717,215	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社債	192,133	1,579,106	456,162	4,411
その他	471,659	2,977,811	434,399	606,081
合計	3,387,735	9,914,745	4,214,895	1,221,884

Ⅱ　前連結会計年度

1　売買目的有価証券(平成15年３月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,434,190	△1,096

2　満期保有目的の債券で時価のあるもの(平成15年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	311,391	315,414	4,023	4,023	―
地方債	23,091	23,920	828	828	―
社債	―	―	―	―	―
その他	42,413	43,444	1,030	1,136	105
合計	376,896	382,779	5,882	5,988	105

(注)　1　時価は、前連結会計年度末日における市場価格等に基づいております。
　　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成15年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	3,167,955	3,002,513	△165,442	112,952	278,395
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,479,136	4,502,770	23,634	42,897	19,263
合計	21,671,106	21,640,463	△30,643	272,943	303,587

(注)　1　連結貸借対照表計上額は、株式については主として前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　3　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は494,815百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該連結会計年度中に売却した満期保有目的の債券
該当ありません。

5　当該連結会計年度中に売却したその他有価証券(自　平成14年４月１日　至　平成15年３月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	37,709,925	231,862	190,364

6　時価のない有価証券の主な内容及び連結貸借対照表計上額(平成15年３月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	4,105
その他	6,463
その他有価証券	
非上場外国証券	363,282
非上場債券	1,176,885
非上場株式(店頭売買株式を除く)	281,888
その他	137,050

7　保有目的を変更した有価証券
該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成15年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	3,482,943	8,134,230	3,769,404	260,826
国債	3,303,635	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	355,161	2,886,041	765,581	880,974
合計	3,838,104	11,020,271	4,534,985	1,141,800

(金銭の信託関係)

I　当中間連結会計期間

1　運用目的の金銭の信託(平成15年9月30日現在)

	中間連結貸借対照表計上額(百万円)	当中間連結会計期間の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	7,443	―

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成15年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	20,070	20,054	△16	249	265

(注) 1　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

II　前連結会計年度

1　運用目的の金銭の信託(平成15年3月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	1,629	12

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成15年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	23,044	23,000	△44	510	555

(注) 1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

Ⅰ　当中間連結会計期間

○その他有価証券評価差額金(平成15年９月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	281,549
その他有価証券	281,565
その他の金銭の信託	△16
(+)繰延税金資産	△110,389
その他有価証券評価差額金(持分相当額調整前)	171,159
(△)少数株主持分相当額	△4,343
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	722
その他有価証券評価差額金	176,225

(注)１　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。

２　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅱ　前連結会計年度

○その他有価証券評価差額金(平成15年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	△30,758
その他有価証券	△30,713
その他の金銭の信託	△44
(+)繰延税金資産	2,004
その他有価証券評価差額金(持分相当額調整前)	△28,754
(△)少数株主持分相当額	△4,557
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△1
その他有価証券評価差額金	△24,197

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

Ⅰ　当中間連結会計期間

(1) 金利関連取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	213,646,304	7,059	7,059
	金利オプション	2,815,783	△314	△314
店頭	金利先渡契約	19,588,774	764	764
	金利スワップ	378,671,001	286,193	286,193
	金利スワップション	6,857,851	△30,654	△30,654
	キャップ	8,861,038	1,313	1,313
	フロアー	506,180	△888	△888
	その他	249,262	2,642	2,642
	合計	―	266,116	266,116

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は78百万円(利益)であります。

(2) 通貨関連取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	16,370,428	65,930	149,520
	通貨スワップション	1,563,973	20,038	20,038
	為替予約	33,529,491	△125,004	△125,004
	通貨オプション	6,553,725	△7,407	△7,407
	その他	18,119	46	46
	合計	―	△46,397	37,193

(注) 1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△178百万円(損失)であります。

2　従来、引直し対象の為替予約、通貨オプション等は、当中間連結会計期間から上記に含めて記載しております。

(3) 株式関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	30	0	0
	株式指数オプション	5	△1	△1
店頭	有価証券店頭オプション	―	―	―
	有価証券店頭指数等スワップ	―	―	―
	その他	10,481	0	0
	合計	―	△0	△0

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	868,606	△848	△848
	債券先物オプション	65,081	△104	△104
店頭	債券店頭オプション	2,364,407	△6,965	△6,965
	合計	―	△7,919	△7,919

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	134,986	2,680	2,680
	商品オプション	10,426	23	23
	合計	―	2,704	2,704

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成15年９月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	63,884	1,096	1,096
	その他	79,260	176	176
	合計	―	1,272	1,272

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　前連結会計年度

1　取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引(ALMオペレーション)としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法です。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められています。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しています。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	19	8	13	17
バンキング	484	297	395	364

(注) 株式会社三井住友銀行及び同主要連結子会社にかかる計数であります。トレーディングは個別リスクを除いております。

② 信用リスク相当額(与信相当額)(平成15年3月31日現在)

区分	金額(億円)
金利スワップ	40,047
通貨スワップ	8,719
先物外国為替	9,506
金利オプション(買)	636
通貨オプション(買)	1,058
その他の金融派生商品	495
一括清算ネッティング契約による信用リスク削減効果	△28,825
合計	31,636

(注) 1 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	59,749,099	4,547,691	△103,623	△103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	―	76	76
	買建	600,964	205,802	△99	△99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△500	△500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△3,040,142	△3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△35,707	△35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△4,194	△4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△7,673	△7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△6,526	△6,526
	買建	250,660	92,669	6,603	6,603
	合計	―	―	251,467	251,467

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は818百万円(利益)であります。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	16,433,656	8,831,238	△39,389	△39,389
	通貨スワップション				
	売建	330,238	330,238	△3,173	△3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△1,375	△1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	―	―	―	―
	合計	―	―	△26,956	△26,956

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注)３の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は371百万円(利益)であります。

2 時価の算定
割引現在価値等により算定しております。

3 先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

区分	種類	契約額等(百万円)
取引所	通貨先物	
	売建	―
	買建	―
	通貨オプション	
	売建	―
	買建	―
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	―	―	―	―
	買建	―	―	―	―
	株式指数オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	有価証券店頭オプション				
	売建	0	―	0	0
	買建	0	―	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	―	―	―	―
	短期変動金利受取・株価指数変化率支払	―	―	―	―
	その他				
	売建	477	―	0	0
	買建	477	―	0	0
	合計	―	―	0	0

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成15年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	119,032	—	△388	△388
	買建	129,712	—	△67	△67
	債券先物オプション				
	売建	4,000	—	△8	△8
	買建	—	—	—	—
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
	合計	—	—	△463	△463

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引(平成15年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△1,607	△1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△1,493	△1,493
	買建	6,369	4,063	1,521	1,521
	合計	—	—	797	797

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3 商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	39,823	22,790	△1,767	△1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
	合計	―	―	6,578	6,578

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　2　時価の算定
　　　取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（セグメント情報）

【事業の種類別セグメント情報】

当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

	銀行業（百万円）	リース業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
経常収益						
(1) 外部顧客に対する経常収益	1,276,476	317,650	166,708	1,760,835	―	1,760,835
(2) セグメント間の内部経常収益	14,913	9,527	90,622	115,063	(115,063)	―
計	1,291,389	327,177	257,331	1,875,898	(115,063)	1,760,835
経常費用	1,168,804	313,395	220,912	1,703,112	(107,786)	1,595,326
経常利益	122,584	13,782	36,418	172,785	(7,277)	165,508

（注）１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

	銀行業（百万円）	リース業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　経常収益						
(1) 外部顧客に対する経常収益	2,530,217	640,529	335,639	3,506,386	―	3,506,386
(2) セグメント間の内部経常収益	31,282	5,563	163,790	200,636	(200,636)	―
計	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
経常費用	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
経常利益（△は経常損失）	△569,221	23,855	52,265	△493,099	(22,650)	△515,749

（注）１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

【所在地別セグメント情報】

当中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	日本(百万円)	米州(百万円)	欧州(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,606,056	71,757	43,371	39,649	1,760,835	―	1,760,835
(2) セグメント間の内部経常収益	21,629	19,230	2,464	6,062	49,386	(49,386)	―
計	1,627,685	90,988	45,836	45,712	1,810,221	(49,386)	1,760,835
経常費用	1,521,296	56,531	37,252	25,388	1,640,469	(45,143)	1,595,326
経常利益	106,388	34,456	8,583	20,323	169,752	(4,243)	165,508

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成14年４月１日　至　平成15年３月31日)

	日本(百万円)	米州(百万円)	欧州(百万円)	アジア・オセアニア(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	3,033,860	173,224	174,353	124,948	3,506,386	―	3,506,386
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	―
計	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
経常費用	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
経常利益(△は経常損失)	△704,666	72,071	71,512	69,208	△491,873	(23,876)	△515,749

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

【海外経常収益】

当中間連結会計期間(自　平成15年4月1日　至　平成15年9月30日)

	金額(百万円)
Ⅰ　海外経常収益	154,778
Ⅱ　連結経常収益	1,760,835
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	8.8

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成14年4月1日　至　平成15年3月31日)

	金額(百万円)
Ⅰ　海外経常収益	472,525
Ⅱ　連結経常収益	3,506,386
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	13.5

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（1株当たり情報）

		当中間連結会計期間 （自　平成15年4月1日 至　平成15年9月30日）	前連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり純資産額	円	165,291.87	106,577.05
1株当たり中間（当期）純利益 （△は1株当たり当期純損失）	円	24,993.09	△84,324.98
潜在株式調整後1株当たり 中間（当期）純利益	円	15,608.81	―

（注）1　1株当たり中間（当期）純利益及び潜在株式調整後1株当たり中間（当期）純利益の算定上の基礎は、次のとおりであります。

		当中間連結会計期間 （自　平成15年4月1日 至　平成15年9月30日）	前連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり中間（当期）純利益			
中間（当期）純利益 （△は当期純損失）	百万円	143,492	△465,359
普通株主に帰属しない金額	百万円	―	15,921
うち優先配当額	百万円	―	15,921
普通株式に係る中間（当期）純利益 （△は当期純損失）	百万円	143,492	△481,280
普通株式の（中間）期中平均株式数	千株	5,741	5,707
潜在株式調整後1株当たり 中間（当期）純利益			
中間（当期）純利益調整額	百万円	△3	―
普通株式増加数	千株	3,451	―
うち優先株式	千株	3,451	―
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要		新株予約権（※1）	優先株式
		―	新株予約権
		―	連結子会社発行の新株予約権6種類（3,130千株）
		―	連結子会社発行の2004年満期米ドル建転換社債（額面総額8,660千$）（※2）

※1　新株予約権の概要は「第4　提出会社の状況　1　株式等の状況　(2) 新株予約権等の状況」に記載しております。

2　連結子会社発行の2004年満期米ドル建転換社債は前連結会計年度に償還しております。

2　なお、潜在株式調整後1株当たり当期純利益金額については、前連結会計年度は、当期純損失が計上されているので記載しておりません。

（重要な後発事象）

当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

重要な後発事象について記載すべき重要なものはありません。

前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

重要な後発事象について記載すべき重要なものはありません。

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	当中間会計期間 (平成15年９月30日現在) 金額(百万円)	構成比(%)	前事業年度 要約貸借対照表 (平成15年３月31日現在) 金額(百万円)	構成比(%)
(資産の部)					
流動資産					
現金及び預金		61,841		64,725	
その他		3,613		41,383	
流動資産合計		65,455	2.0	106,108	3.1
固定資産					
有形固定資産	※１	0		0	
無形固定資産		34		26	
投資その他の資産		3,291,175		3,306,185	
関係会社株式		3,246,072		3,260,957	
関係会社長期貸付金	※２	40,000		40,000	
その他		5,102		5,227	
固定資産合計		3,291,210	98.0	3,306,213	96.9
繰延資産		1,056	0.0	1,207	0.0
資産の部合計		3,357,722	100.0	3,413,529	100.0

		当中間会計期間 (平成15年９月30日現在)		前事業年度 要約貸借対照表 (平成15年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)					
流動負債					
短期借入金		230,000		256,501	
賞与引当金		76		83	
その他		151		857	
流動負債合計		230,228	6.9	257,442	7.5
負債の部合計		230,228	6.9	257,442	7.5
(資本の部)					
資本金		1,247,650	37.1	1,247,650	36.6
資本剰余金					
資本準備金		1,247,762		1,747,266	
その他資本剰余金		499,501		―	
資本剰余金合計		1,747,263	52.0	1,747,266	51.2
利益剰余金					
利益準備金		―		496	
任意積立金		30,420		30,420	
中間(当期)未処分利益		102,624		130,605	
利益剰余金合計		133,044	4.0	161,521	4.7
自己株式		△463	△0.0	△351	△0.0
資本の部合計		3,127,494	93.1	3,156,086	92.5
負債及び資本の部合計		3,357,722	100.0	3,413,529	100.0

② 【中間損益計算書】

区分	注記番号	当中間会計期間 (自　平成15年４月１日 至　平成15年９月30日) 金額(百万円)	百分比(%)	前事業年度 要約損益計算書 (自　平成14年12月２日 至　平成15年３月31日) 金額(百万円)	百分比(%)
営業収益		7,146	100.0	131,519	100.0
関係会社受取配当金		3,020		128,265	
関係会社受入手数料		3,707		3,124	
関係会社貸付金利息		419		128	
営業費用		1,508	21.1	971	0.7
販売費及び一般管理費	※２	1,508		971	
その他		―		0	
営業利益		5,637	78.9	130,547	99.3
営業外収益		109	1.5	13	0.0
営業外費用	※１	712	9.9	10,926	8.3
経常利益		5,035	70.5	119,634	91.0
税引前中間(当期)純利益		5,035	70.5	119,634	91.0
法人税、住民税及び事業税		1	0.0	156	0.1
法人税等調整額		204	2.9	△5,259	△3.9
中間(当期)純利益		4,829	67.6	124,738	94.8
前期繰越利益		97,298		―	
合併による未処分利益受入額		―		5,867	
利益準備金取崩額		496		―	
中間(当期)未処分利益		102,624		130,605	

中間財務諸表作成のための基本となる重要な事項

	当中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前事業年度 (自 平成14年12月2日 至 平成15年3月31日)
1 有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法により行っております。 (2) その他有価証券 時価のないものについては、移動平均法による原価法により行っております。	有価証券の評価は、子会社株式及び関連会社株式については、移動平均法による原価法により行っております。
2 固定資産の減価償却の方法	(1) 有形固定資産 建物については、定額法を採用しております。 (2) 無形固定資産 自社利用のソフトウェアについては、社内における利用可能期間(5年)に基づく定額法により償却しております。	(1) 有形固定資産 同左 (2) 無形固定資産 同左
3 引当金の計上基準	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。
4 リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左
5 消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左

注記事項

（中間貸借対照表関係）

当中間会計期間 （平成15年９月30日現在）	前事業年度 （平成15年３月31日現在）
※１　有形固定資産の減価償却累計額　0百万円 ※２　劣後特約付貸付金 関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。	※１　有形固定資産の減価償却累計額　0百万円 ※２　劣後特約付貸付金 同左

（中間損益計算書関係）

当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）		前事業年度 （自　平成14年12月２日 至　平成15年３月31日）	
※１　営業外費用のうち主要なもの		※１　営業外費用のうち主要なもの	
支払利息	436百万円	支払利息	176百万円
創立費償却	150百万円	創立費償却	301百万円
		新株発行費	9,994百万円
※２　減価償却実施額		※２　減価償却実施額	
有形固定資産	0百万円	有形固定資産	0百万円
無形固定資産	3百万円	無形固定資産	1百万円

(リース取引関係)

当中間会計期間(自　平成15年４月１日　至　平成15年９月30日)

記載対象の取引はありません。

前事業年度(自　平成14年12月２日　至　平成15年３月31日)

記載対象の取引はありません。

(有価証券関係)

当中間会計期間(平成15年９月30日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度(平成15年３月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

(重要な後発事象)

当中間会計期間(自　平成15年４月１日　至　平成15年９月30日)

重要な後発事象について記載すべき重要なものはありません。

前事業年度(自　平成14年12月２日　至　平成15年３月31日)

重要な後発事象について記載すべき重要なものはありません。

(2) 【その他】

中間配当(商法第293条ノ５の規定による金銭の分配)

平成15年11月25日開催の取締役会において、第２期の中間配当を行わないこととする旨決議しました。

第６ 【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 （第１期）	自 平成14年12月２日 至 平成15年３月31日	平成15年６月30日 関東財務局長に提出。
(2)	臨時報告書			平成15年10月１日 関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第18号(債権の取立不能又は取立遅延のおそれ)に基づく臨時報告書であります。

第二部 【提出会社の保証会社等の情報】

該当ありません。

独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

朝日監査法人

代表社員	公認会計士	岩　本　　繁　㊞
代表社員 関与社員	公認会計士	沼　野　廣　志　㊞
代表社員 関与社員	公認会計士	髙　波　博　之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友フィナンシャルグループ
取締役会　御中

朝日監査法人

代表社員	公認会計士	岩	本		繁	㊞
代表社員 関与社員	公認会計士	沼	野	廣	志	㊞
代表社員 関与社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成15年４月１日から平成16年３月31日までの第２期事業年度の中間会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

File No. 82-4395
Exhibit A2

半　期　報　告　書

（第１期中）　自　平成15年４月１日
　　　　　　　至　平成15年９月30日

株式会社 三井住友銀行

(501097)

第１期中（自平成15年４月１日　至平成15年９月30日）

半　期　報　告　書

１　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年12月18日に提出したデータに目次及び頁を付して出力・印刷したものであります。

２　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友銀行

0A

目　　次

0 B

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年12月18日
【中間会計期間】	第１期中(自　平成15年４月１日　至　平成15年９月30日)
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　西　川　善　文
【本店の所在の場所】	東京都千代田区有楽町１丁目１番２号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　境　　　　康
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

第一部 【企業情報】

はじめに

株式会社わかしお銀行は、平成15年３月17日に株式会社わかしお銀行を存続会社として株式会社三井住友銀行と合併し、商号を株式会社三井住友銀行に変更いたしました。

このため、会社名については、合併後の株式会社三井住友銀行を当行、合併前の株式会社わかしお銀行を旧株式会社わかしお銀行、合併前の株式会社三井住友銀行を旧株式会社三井住友銀行、として表記しております。

また、当行の事業年度の回次は、平成15年４月１日から始まる事業年度を第１期としております。

第１　【企業の概況】

１　【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

旧株式会社わかしお銀行は、平成13年度末において旧株式会社三井住友銀行の連結子会社であり、両行の合併は同一企業集団内の合併であるため、企業集団の状況に影響を与えておりません。そのため主要な経営指標等の推移における計数については、旧株式会社三井住友銀行及び当行の計数を記載しております。

なお、平成13年度中間連結会計期間、平成14年度中間連結会計期間、平成13年度の旧株式会社三井住友銀行の計数には、旧株式会社わかしお銀行の計数が含まれております。

		平成13年度中間連結会計期間	平成14年度中間連結会計期間	平成15年度中間連結会計期間	平成13年度	平成14年度
		(自平成13年4月1日 至平成13年9月30日)	(自平成14年4月1日 至平成14年9月30日)	(自平成15年4月1日 至平成15年9月30日)	(自平成13年4月1日 至平成14年3月31日)	(自平成14年4月1日 至平成15年3月31日)
連結経常収益	百万円	1,801,802	1,762,535	1,367,101	3,779,702	3,549,937
うち連結信託報酬	百万円	―	―	84	―	7
連結経常利益(△は連結経常損失)	百万円	114,450	149,856	146,906	△580,628	△467,509
連結中間純利益	百万円	34,196	55,145	132,388	―	―
連結当期純損失	百万円	―	―	―	463,887	429,387
連結純資産額	百万円	3,352,163	2,690,010	2,482,647	2,912,619	2,142,544
連結総資産額	百万円	107,502,027	104,396,997	98,449,957	108,005,001	102,394,637
１株当たり純資産額	円	359.97	243.56	21,558.27	282.85	15,353.34
１株当たり中間純利益	円	6.02	9.67	2,415.33	―	―
１株当たり当期純損失	円	―	―	―	84.12	10,429.29
潜在株式調整後１株当たり中間純利益	円	6.01	7.01	2,335.62	―	―
潜在株式調整後１株当たり当期純利益	円	―	―	―	―	―
連結自己資本比率(国際統一基準)	%	10.79	10.37	11.21	10.45	10.38
営業活動によるキャッシュ・フロー	百万円	△5,698,288	2,562,490	△1,956,067	△5,381,510	5,490,161
投資活動によるキャッシュ・フロー	百万円	5,509,649	△2,734,949	1,882,813	5,732,808	△4,622,236
財務活動によるキャッシュ・フロー	百万円	△88,511	△222,546	109,906	△268,813	△92,561
現金及び現金同等物の中間期末残高	百万円	1,764,049	1,731,413	2,930,857	―	―
現金及び現金同等物の期末残高	百万円	―	―	―	2,128,742	2,895,968
従業員数[外、平均臨時従業員数]	人	46,165 [11,467]	43,748 [11,701]	35,547 [11,424]	43,793 [11,506]	35,523 [11,595]
信託財産額	百万円	―	―	267,013	―	166,976

(注) 1　平成13年度中間連結会計期間、平成14年度中間連結会計期間、平成13年度は、旧株式会社三井住友銀行の計数を記載しております。

2　当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

3　平成13年度以前の１株当たり純資産額は、(中間)期末連結純資産額から「(中間)期末発行済優先株式数×発行価額」を控除した金額を、(中間)期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

4　平成13年度以前の１株当たり当期純損失及び１株当たり中間純利益は、連結当期純損失、連結中間純利益から、それぞれ該当期の優先株式配当金総額を控除した金額を、(中間)期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く)で除して算出しております。

5　平成14年度中間連結会計期間から、「１株当たり純資産額」、「１株当たり中間純利益」、「１株当たり当期純損失」、「潜在株式調整後１株当たり中間純利益」及び「潜在株式調整後１株当たり当期純利益」(以下、「１株当たり情報」という。)の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

また、これら１株当たり情報の算定上の基礎は、「第５　経理の状況　1　中間連結財務諸表等　(1)中間連結財務諸表(１株当たり情報)」に記載しております。

6　潜在株式調整後１株当たり当期純利益につきましては、平成13年度及び平成14年度は当期純損失が計上されているため、記載しておりません。

7　連結自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

8　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。なお、該当する信託業務を営む会社は提出会社１社であります。

(2) 当行の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		第６期中	第７期中	第１期中	第６期	第７期
決算年月		平成13年９月	平成14年９月	平成15年９月	平成14年３月	平成15年３月
経常収益	百万円	―	―	1,177,035	14,144	146,251
うち信託報酬	百万円	―	―	84	―	5
経常利益	百万円	―	―	105,175	477	68,763
中間純利益	百万円	―	―	139,659	―	―
当期純利益	百万円	―	―	―	0	183,040
資本金	百万円	―	―	559,985	20,831	559,985
発行済株式総数	千株	―	―	普通株式 54,811 優先株式 967	416	普通株式 54,811 優先株式 967
純資産額	百万円	―	―	2,611,621	20,071	2,279,223
総資産額	百万円	―	―	92,779,975	498,215	97,891,161
預金残高	百万円	―	―	57,746,253	460,193	58,610,731
貸出金残高	百万円	―	―	55,153,522	373,951	57,282,365
有価証券残高	百万円	―	―	21,847,113	53,291	23,656,385
１株当たり中間配当額	円	―	―	(上限額) 普通株式 528 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700	―	―
１株当たり配当額	円	―	―	―	―	普通株式 ― 第一種優先株式 ― 第二種優先株式 ― 第三種優先株式 ―
単体自己資本比率	%	―	―	11.51	8.35	10.49
従業員数	人	―	―	18,792	511	19,797
信託財産額	百万円	―	―	267,013	―	166,976
信託勘定貸出金残高	百万円	―	―	19,100	―	35,080
信託勘定有価証券残高	百万円	―	―	3,001	―	―

(注) 1 消費税及び地方消費税の会計処理は、税抜方式によっております。
2 第６期中及び第７期中の経営指標等については、第１期中において最初に半期報告書を提出するため、記載しておりません。
3 第１期中の中間配当(配当基準日：平成15年12月31日)については、上限額を記載しております。なお、確定額は平成16年１月以降の取締役会にて決議の予定であります。
4 単体自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は第６期は国内基準、第７期以降は国際統一基準を適用しております。
5 信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。

なお、旧株式会社三井住友銀行の主要な経営指標等の推移は次のとおりであります。

回次		第１期中	第２期中	第１期
決算年月		平成13年９月	平成14年９月	平成14年３月
経常収益	百万円	1,337,291	1,240,900	2,791,405
経常利益 (△は経常損失)	百万円	127,148	99,694	△522,106
中間純利益	百万円	79,794	44,862	―
当期純利益 (△は当期純損失)	百万円	―	―	△322,852
資本金	百万円	1,326,746	1,326,746	1,326,746
発行済株式総数	千株	普通株式 5,709,424 優先株式 967,000	普通株式 5,709,424 優先株式 967,000	普通株式 5,709,424 優先株式 967,000
純資産額	百万円	3,514,642	2,998,947	3,196,492
総資産額	百万円	101,342,107	98,900,873	102,082,581
預金残高	百万円	56,611,281	57,311,051	61,051,813
貸出金残高	百万円	61,071,591	58,902,641	59,928,368
有価証券残高	百万円	19,988,203	22,377,416	20,442,996
１株当たり中間配当額	円	普通株式 ― 第１回第一種優先株式 ― 第２回第一種優先株式 ― 第五種優先株式 ―	普通株式 19.17 第１回第一種優先株式 10.50 第２回第一種優先株式 28.50 第五種優先株式 13.70	―
１株当たり配当額	円	―	―	普通株式 4.00 第１回第一種優先株式 10.50 第２回第一種優先株式 28.50 第五種優先株式 13.70
単体自己資本比率 (国際統一基準)	％	11.53	11.52	11.50
従業員数	人	23,601	21,940	22,464

(注) 1　消費税及び地方消費税の会計処理は、税抜方式によっております。
2　単体自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

2 【事業の内容】

当中間連結会計期間において、当行グループ（当行及び当行の関係会社）が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

（銀行業）

国内で預金業務、貸出業務等を行う株式会社関西さわやか銀行を当行の連結子会社といたしました。

（その他事業）

エスエムビーシーファイナンス株式会社、株式会社三井ファイナンスサービス及びさくらファイナンスサービス株式会社は、平成15年４月１日にエスエムビーシーファイナンス株式会社を存続会社として合併し、ＳＭＢＣファイナンスサービス株式会社に商号を変更いたしました。

また、明光ナショナル証券株式会社とさくらフレンド証券株式会社は、平成15年４月１日に明光ナショナル証券株式会社を存続会社として合併し、ＳＭＢＣフレンド証券株式会社に商号を変更いたしました。

3 【関係会社の状況】

(1) 当中間連結会計期間において、当行の関係会社に該当しないこととなった会社のうち主要なものは次のとおりであります。

株式会社三井ファイナンスサービス

さくらファイナンスサービス株式会社

さくらフレンド証券株式会社

(2) 当中間連結会計期間において、新たに当行の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社) 株式会社 関西さわやか銀行	大阪市西区	32,083	銀行業	80 (80)	2	—	預金取引関係	—	—

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。
2 「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成15年9月30日現在)

	銀行業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	23,873 [7,791]	11,674 [3,633]	35,547 [11,424]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員12,194人を含んでおりません。

(2) 当行の従業員数

(平成15年9月30日現在)

従業員数(人)	18,792

(注) 1 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員340人を含んでおりません。
なお、取締役を兼務しない執行役員54人は従業員数に含めておりません。
2 当行の従業員組合には、三井住友銀行従業員組合及び三井住友銀行コミュニティバンキング本部従業員組合があり、組合員数はそれぞれ18,904人及び452人であります。労使間においては特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

① 経済金融環境

当中間連結会計期間の経済・金融環境を顧みますと、米国経済の明るさが増し、アジアでは中国等で景気の拡大が続く一方、これまでのユーロ高の影響等から、欧州経済は低調に推移しました。

わが国経済においては、企業収益の改善を背景に設備投資が増加し、輸出も持ち直しの動きが見られたものの、厳しい雇用・所得環境が続く中、個人消費は横ばい傾向が続きました。引続きデフレが続いていることから、日本銀行は金融緩和政策を継続しておりますが、景気の先行きに対する見方が改善したことを背景に、長期金利は６月後半から急速に上昇し、株価も３月末に比べて上昇しました。

こうした中、金融界においては、「金融再生プログラム」に基づいて本年４月に産業再生機構が設立されるなど、企業再生の促進や不良債権問題の解決に向けた取り組みが進められております。

② 経営戦略

当行は、平成16年度末までに不良債権比率を半減することを目標に、不良債権のオフ・バランス化や企業実態の改善を通じた不良債権残高の更なる削減を進めるとともに、保有株式についても更なる圧縮を推進し、バランスシートの改善を図り、財務体質の強化を一段と進めております。

一方で、①お客様のニーズを的確に捉え、そのニーズに対してグループ総合力の発揮により質の高いサービスを提供することによるビジネスボリュームの拡大、②リスクリターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上、③ローコストオペレーションの徹底によるコスト競争力の強化、の３点を基本方針として、収益力の向上に取り組んでおります。このような取組みにより、引き続き着実な内部留保の蓄積を図ってまいります。

③ 営業の成果

当中間連結会計期間における業績は以下のとおりとなりました。なお、以下の増減の基準となります前中間連結会計期間の計数は旧株式会社三井住友銀行の計数であります。

業容面では、預金は前連結会計年度末対比1,853億円増加して63兆1,813億円となり、譲渡性預金は同１兆4,484億円減少して３兆4,406億円となりました。

一方、貸出金は、同１兆4,518億円減少し、59兆7,677億円となりました。

総資産は、同３兆9,446億円減少し、98兆4,499億円となりました。

損益につきましては、当中間連結会計期間は、業務改革等を通じて収益力の強化を図るとともに、引続き経営全般の合理化に努めました。

経常収益・経常費用につきましては、貸出金利息・預金利息の減少等による資金運用収益・資金調達費用の減少やその他経常費用の減少などを要因とし、経常収益が前中間連結会計期間対比22.4％減の１兆3,671億円、経常費用は同24.3％減の１兆2,201億円となりました。

その結果、経常利益は1,469億円(前中間連結会計期間対比△2.0%)、特別損益等を勘案した中間純利益は1,323億円(同+140.1%)となりました。

純資産額につきましては、中間純利益の計上及びその他有価証券評価差額金の増加等により、前連結会計年度末対比3,401億円増加して2兆4,826億円となりました。

事業の種類別では、銀行業、その他事業の内部取引消去前の経常収益シェアが、銀行業が88(前中間連結会計期間対比+17)%、その他事業が12(同期間のリース業及びその他事業の合算対比△17)%となりました。なお、従来開示しておりましたリース業に関しては、事業の種類別における重要性が減少したことから、当中間連結会計期間よりその他事業に含めて開示しております。

また、所在地別の内部取引消去前の経常収益シェアは、日本が87(前中間連結会計期間対比+3)%、米州が7(同+0)%、欧州、アジア・オセアニアは、各々3(同△2)%、3(同△1)%となりました。

連結自己資本比率は11.21%となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△1兆9,560億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が1兆8,828億円、劣後調達等の「財務活動によるキャッシュ・フロー」が1,099億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は2兆9,308億円となりました。

(3) 国内・海外別業績

（増減の基準となります前中間連結会計期間の旧株式会社三井住友銀行の計数には旧株式会社わかしお銀行の計数が含まれております。）

① 国内・海外別収支

当中間連結会計期間の資金運用収支は前中間連結会計期間比774億円の減益となる6,565億円、役務取引等収支は同131億円の減益となる1,492億円、特定取引収支は同540億円の増益となる1,639億円、その他業務収支は同1,232億円の減益となる△130億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比551億円の減益となる5,796億円、役務取引等収支は同119億円の減益となる1,370億円、特定取引収支は同556億円の増益となる1,515億円、その他業務収支は同1,159億円の減益となる△144億円となりました。

海外の資金運用収支は前中間連結会計期間比143億円の減益となる795億円、役務取引等収支は同12億円の減益となる122億円、特定取引収支は同15億円の減益となる123億円、その他業務収支は同75億円の減益となる14億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	634,723	93,963	5,281	733,969
	当中間連結会計期間	579,600	79,574	△2,644	656,530
うち資金運用収益	前中間連結会計期間	759,681	207,905	△12,730	954,856
	当中間連結会計期間	696,650	134,190	△18,847	811,993
うち資金調達費用	前中間連結会計期間	124,957	113,942	△18,012	220,887
	当中間連結会計期間	117,049	54,615	△16,202	155,462
信託報酬	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	84	—	—	84
役務取引等収支	前中間連結会計期間	148,956	13,455	11	162,423
	当中間連結会計期間	137,008	12,229	27	149,265
うち役務取引等収益	前中間連結会計期間	189,344	15,337	△63	204,619
	当中間連結会計期間	184,076	14,595	△250	198,421
うち役務取引等費用	前中間連結会計期間	40,388	1,882	△75	42,195
	当中間連結会計期間	47,068	2,365	△278	49,156
特定取引収支	前中間連結会計期間	95,883	13,932	—	109,816
	当中間連結会計期間	151,525	12,379	—	163,904
うち特定取引収益	前中間連結会計期間	99,544	15,274	△4,285	110,534
	当中間連結会計期間	153,718	13,100	△2,915	163,904
うち特定取引費用	前中間連結会計期間	3,660	1,342	△4,285	718
	当中間連結会計期間	2,193	721	△2,915	—
その他業務収支	前中間連結会計期間	101,489	8,995	△275	110,208
	当中間連結会計期間	△14,423	1,424	△27	△13,027
うちその他業務収益	前中間連結会計期間	426,221	18,200	△326	444,096
	当中間連結会計期間	114,415	13,830	△84	128,161
うちその他業務費用	前中間連結会計期間	324,732	9,205	△50	333,888
	当中間連結会計期間	128,839	12,406	△56	141,188

（注）1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは、当行の海外店及び海外連結子会社であります。

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間24百万円、当中間連結会計期間16百万円)を資金調達費用から控除して表示しております。

4 「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比７兆6,669億円減少して87兆3,902億円、利回りは同0.15％低下して1.86％となりました。また、資金調達勘定の平均残高は同６兆8,812億円減少して87兆7,758億円、利回りは同0.12％低下して0.35％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比５兆4,149億円減少して80兆6,580億円、利回りは同0.04％低下して1.73％となりました。また、資金調達勘定の平均残高は同５兆837億円減少して83兆7,286億円、利回りは0.28％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比２兆1,983億円減少して７兆8,689億円、利回りは同0.72％低下して3.41％となりました。また、資金調達勘定の平均残高は同１兆7,444億円減少して５兆1,840億円、利回りは同1.18％低下して2.11％となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前中間連結会計期間	86,073,041	759,681	1.77
	当中間連結会計期間	80,658,054	696,650	1.73
うち貸出金	前中間連結会計期間	57,928,839	550,815	1.90
	当中間連結会計期間	54,600,614	504,948	1.85
うち有価証券	前中間連結会計期間	22,558,111	118,723	1.05
	当中間連結会計期間	23,518,748	119,505	1.02
うちコールローン及び買入手形	前中間連結会計期間	744,673	1,295	0.35
	当中間連結会計期間	388,832	716	0.37
うち買現先勘定	前中間連結会計期間	203,451	2	0.00
	当中間連結会計期間	29,137	2	0.02
うち債券貸借取引支払保証金	前中間連結会計期間	1,251,579	92	0.01
	当中間連結会計期間	659,019	71	0.02
うち預け金	前中間連結会計期間	1,190,038	11,074	1.86
	当中間連結会計期間	659,610	2,475	0.75
資金調達勘定	前中間連結会計期間	88,812,347	124,957	0.28
	当中間連結会計期間	83,728,626	117,049	0.28
うち預金	前中間連結会計期間	58,582,876	36,447	0.12
	当中間連結会計期間	59,775,205	27,721	0.09
うち譲渡性預金	前中間連結会計期間	5,973,833	1,335	0.04
	当中間連結会計期間	4,286,772	437	0.02
うちコールマネー及び売渡手形	前中間連結会計期間	11,390,362	773	0.01
	当中間連結会計期間	7,489,079	536	0.01
うち売現先勘定	前中間連結会計期間	444,662	14	0.01
	当中間連結会計期間	2,103,516	66	0.01
うち債券貸借取引受入担保金	前中間連結会計期間	4,551,555	13,239	0.58
	当中間連結会計期間	4,867,352	24,556	1.01
うちコマーシャル・ペーパー	前中間連結会計期間	354,590	229	0.13
	当中間連結会計期間	9,084	2	0.05
うち借用金	前中間連結会計期間	3,604,263	41,622	2.31
	当中間連結会計期間	2,118,933	29,942	2.83
うち社債	前中間連結会計期間	2,423,510	18,644	1.54
	当中間連結会計期間	2,637,813	20,141	1.53

(注) 1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間769,304百万円、当中間連結会計期間1,039,021百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間41,752百万円、当中間連結会計期間33,861百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間41,752百万円、当中間連結会計期間33,861百万円)及び利息(前中間連結会計期間23百万円、当中間連結会計期間16百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	10,067,312	207,905	4.13
	当中間連結会計期間	7,868,913	134,190	3.41
うち貸出金	前中間連結会計期間	6,423,396	107,110	3.34
	当中間連結会計期間	5,279,586	80,147	3.04
うち有価証券	前中間連結会計期間	1,576,626	16,085	2.04
	当中間連結会計期間	1,205,801	22,273	3.69
うちコールローン及び買入手形	前中間連結会計期間	125,557	1,210	1.93
	当中間連結会計期間	106,562	1,259	2.36
うち買現先勘定	前中間連結会計期間	132,242	659	1.00
	当中間連結会計期間	129,285	1,482	2.29
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	1,325,772	17,570	2.65
	当中間連結会計期間	748,807	3,454	0.92
資金調達勘定	前中間連結会計期間	6,928,454	113,942	3.29
	当中間連結会計期間	5,184,006	54,615	2.11
うち預金	前中間連結会計期間	4,149,786	47,487	2.29
	当中間連結会計期間	3,432,379	29,787	1.74
うち譲渡性預金	前中間連結会計期間	240,670	3,345	2.78
	当中間連結会計期間	138,530	1,741	2.51
うちコールマネー及び売渡手形	前中間連結会計期間	187,853	1,548	1.65
	当中間連結会計期間	122,188	770	1.26
うち売現先勘定	前中間連結会計期間	964,061	8,918	1.85
	当中間連結会計期間	471,962	2,953	1.25
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	216,658	2,977	2.75
	当中間連結会計期間	116,137	1,697	2.92
うち社債	前中間連結会計期間	1,161,175	20,280	3.49
	当中間連結会計期間	881,456	16,621	3.77

(注) 1　「海外」とは、当行の海外店及び海外連結子会社であります。
2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3　無利息預け金の平均残高(前中間連結会計期間20,265百万円、当中間連結会計期間27,755百万円)を資金運用勘定から控除して表示しております。
4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間137百万円、当中間連結会計期間―百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間137百万円、当中間連結会計期間―百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間―百万円)を資金調達勘定から、それぞれ控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金運用勘定	前中間連結会計期間	96,140,354	△1,083,161	95,057,193	967,587	△12,730	954,856	2.01
	当中間連結会計期間	88,526,968	△1,136,717	87,390,251	830,840	△18,847	811,993	1.86
うち貸出金	前中間連結会計期間	64,352,235	△1,060,938	63,291,297	657,926	△17,983	639,943	2.02
	当中間連結会計期間	59,880,201	△873,979	59,006,221	585,096	△15,440	569,655	1.93
うち有価証券	前中間連結会計期間	24,134,737	△398	24,134,339	134,809	5,281	140,090	1.16
	当中間連結会計期間	24,724,550	—	24,724,550	141,778	△2,644	139,133	1.13
うちコールローン及び買入手形	前中間連結会計期間	870,231	—	870,231	2,505	—	2,505	0.58
	当中間連結会計期間	495,395	—	495,395	1,975	—	1,975	0.80
うち買現先勘定	前中間連結会計期間	335,694	—	335,694	662	—	662	0.39
	当中間連結会計期間	158,423	—	158,423	1,484	—	1,484	1.87
うち債券貸借取引支払保証金	前中間連結会計期間	1,251,579	—	1,251,579	92	—	92	0.01
	当中間連結会計期間	659,019	—	659,019	71	—	71	0.02
うち預け金	前中間連結会計期間	2,515,811	△21,569	2,494,241	28,645	△29	28,616	2.29
	当中間連結会計期間	1,408,417	△262,675	1,145,742	5,930	△762	5,167	0.90

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金調達勘定	前中間連結会計期間	95,740,802	△1,083,647	94,657,154	238,899	△18,012	220,887	0.47
	当中間連結会計期間	88,912,632	△1,136,750	87,775,882	171,665	△16,202	155,462	0.35
うち預金	前中間連結会計期間	62,732,662	△22,056	62,710,606	83,934	△29	83,905	0.27
	当中間連結会計期間	63,207,584	△262,708	62,944,876	57,509	△762	56,746	0.18
うち譲渡性預金	前中間連結会計期間	6,214,504	—	6,214,504	4,680	—	4,680	0.15
	当中間連結会計期間	4,425,302	—	4,425,302	2,178	—	2,178	0.10
うちコールマネー及び売渡手形	前中間連結会計期間	11,578,216	—	11,578,216	2,322	—	2,322	0.04
	当中間連結会計期間	7,611,268	—	7,611,268	1,306	—	1,306	0.03
うち売現先勘定	前中間連結会計期間	1,408,724	—	1,408,724	8,932	—	8,932	1.27
	当中間連結会計期間	2,575,479	—	2,575,479	3,019	—	3,019	0.23
うち債券貸借取引受入担保金	前中間連結会計期間	4,551,555	—	4,551,555	13,239	—	13,239	0.58
	当中間連結会計期間	4,867,352	—	4,867,352	24,556	—	24,556	1.01
うちコマーシャル・ペーパー	前中間連結会計期間	354,590	—	354,590	229	—	229	0.13
	当中間連結会計期間	9,084	—	9,084	2	—	2	0.05
うち借用金	前中間連結会計期間	3,820,922	△1,060,938	2,759,983	44,600	△17,971	26,628	1.93
	当中間連結会計期間	2,235,070	△873,979	1,361,090	31,639	△15,440	16,199	2.38
うち社債	前中間連結会計期間	3,584,685	△398	3,584,287	38,924	△11	38,912	2.17
	当中間連結会計期間	3,519,269	—	3,519,269	36,763	—	36,763	2.09

(注) 1　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間789,083百万円、当中間連結会計期間1,066,744百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間41,889百万円、当中間連結会計期間33,861百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間41,889百万円、当中間連結会計期間33,861百万円)及び利息(前中間連結会計期間24百万円、当中間連結会計期間16百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当中間連結会計期間の役務取引等収益は、前中間連結会計期間比61億円減少して1,984億円、一方役務取引等費用は同69億円増加して491億円となったことから、役務取引等収支は同131億円の減益となる1,492億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比52億円減少して1,840億円、一方役務取引等費用は同66億円増加して470億円となったことから、役務取引等収支は同119億円の減益となる1,370億円となりました。

海外の役務取引等収益は前中間連結会計期間比７億円減少して145億円、一方役務取引等費用は同４億円増加して23億円となったことから、役務取引等収支は同12億円の減益となる122億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	189,344	15,337	△63	204,619
	当中間連結会計期間	184,076	14,595	△250	198,421
うち預金・貸出業務	前中間連結会計期間	7,406	8,916	―	16,323
	当中間連結会計期間	9,049	7,898	△8	16,940
うち為替業務	前中間連結会計期間	52,657	2,958	△0	55,614
	当中間連結会計期間	55,665	2,843	△0	58,509
うち証券関連業務	前中間連結会計期間	13,321	1	―	13,323
	当中間連結会計期間	22,506	0	―	22,506
うち代理業務	前中間連結会計期間	7,652	―	―	7,652
	当中間連結会計期間	7,782	―	―	7,782
うち保護預り・貸金庫業務	前中間連結会計期間	2,226	3	―	2,229
	当中間連結会計期間	3,119	2	―	3,122
うち保証業務	前中間連結会計期間	13,982	1,021	△62	14,940
	当中間連結会計期間	13,475	1,529	△241	14,763
うちクレジットカード関連業務	前中間連結会計期間	42,509	―	―	42,509
	当中間連結会計期間	4,171	―	―	4,171
役務取引等費用	前中間連結会計期間	40,388	1,882	△75	42,195
	当中間連結会計期間	47,068	2,365	△278	49,156
うち為替業務	前中間連結会計期間	10,231	595	―	10,827
	当中間連結会計期間	10,539	1,081	△0	11,621

(注)１　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
２　「海外」とは当行の海外店及び海外連結子会社であります。
３　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④　国内・海外別特定取引の状況

ア　特定取引収益・費用の内訳

当中間連結会計期間の特定取引収益は前中間連結会計期間比533億円増加して1,639億円、一方特定取引費用は同７億円減少したことから、特定取引収支は同540億円の増益となる1,639億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比541億円増加して1,537億円、一方特定取引費用は同14億円減少して21億円となったことから、特定取引収支は同556億円の増益となる1,515億円となりました。

海外の特定取引収益は前中間連結会計期間比21億円減少して131億円、一方特定取引費用は同６億円減少して７億円となったことから、特定取引収支は同15億円の減益となる123億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	99,544	15,274	△4,285	110,534
	当中間連結会計期間	153,718	13,100	△2,915	163,904
うち商品有価証券収益	前中間連結会計期間	1,686	1,786	―	3,473
	当中間連結会計期間	1,359	1,950	―	3,309
うち特定取引有価証券収益	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	286	―	―	286
うち特定金融派生商品収益	前中間連結会計期間	97,783	13,488	△4,285	106,986
	当中間連結会計期間	152,045	11,149	△2,915	160,279
うちその他の特定取引収益	前中間連結会計期間	74	―	―	74
	当中間連結会計期間	28	―	―	28
特定取引費用	前中間連結会計期間	3,660	1,342	△4,285	718
	当中間連結会計期間	2,193	721	△2,915	―
うち商品有価証券費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	718	―	―	718
	当中間連結会計期間	―	―	―	―
うち特定金融派生商品費用	前中間連結会計期間	2,942	1,342	△4,285	―
	当中間連結会計期間	2,193	721	△2,915	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注)　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比432億円増加して３兆4,853億円、特定取引負債残高は同5,527億円減少して２兆467億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比228億円減少して３兆47億円、特定取引負債残高は同5,599億円減少して１兆6,249億円となりました。

海外の特定取引資産残高は前中間連結会計期間末比719億円増加して5,022億円、特定取引負債残高は同131億円増加して4,434億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	3,027,522	430,296	△15,720	3,442,097
	当中間連結会計期間	3,004,717	502,212	△21,580	3,485,349
うち商品有価証券	前中間連結会計期間	29,185	71,068	―	100,254
	当中間連結会計期間	83,571	45,929	―	129,501
うち商品有価証券派生商品	前中間連結会計期間	137	―	―	137
	当中間連結会計期間	499	―	―	499
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	335	―	―	335
	当中間連結会計期間	934	―	―	934
うち特定金融派生商品	前中間連結会計期間	2,317,025	359,227	△15,720	2,660,532
	当中間連結会計期間	1,843,317	456,283	△21,580	2,278,019
うちその他の特定取引資産	前中間連結会計期間	680,838	―	―	680,838
	当中間連結会計期間	1,076,394	―	―	1,076,394
特定取引負債	前中間連結会計期間	2,184,938	430,273	△15,720	2,599,491
	当中間連結会計期間	1,624,941	443,405	△21,580	2,046,766
うち売付商品債券	前中間連結会計期間	195	13,587	―	13,782
	当中間連結会計期間	2,854	10,301	―	13,156
うち商品有価証券派生商品	前中間連結会計期間	115	―	―	115
	当中間連結会計期間	125	―	―	125
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	434	―	―	434
	当中間連結会計期間	1,745	―	―	1,745
うち特定金融派生商品	前中間連結会計期間	2,184,193	416,686	△15,720	2,585,158
	当中間連結会計期間	1,620,216	433,103	△21,580	2,031,739
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

(注)１　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
　　２　「海外」とは当行の海外店及び海外連結子会社であります。
　　３　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	57,470,516	3,967,816	61,438,332
	当中間連結会計期間	59,899,481	3,281,834	63,181,316
うち流動性預金	前中間連結会計期間	32,227,476	3,327,269	35,554,745
	当中間連結会計期間	35,162,872	2,703,605	37,866,477
うち定期性預金	前中間連結会計期間	21,263,148	630,079	21,893,227
	当中間連結会計期間	20,498,231	568,720	21,066,952
うちその他	前中間連結会計期間	3,979,891	10,467	3,990,358
	当中間連結会計期間	4,238,377	9,508	4,247,886
譲渡性預金	前中間連結会計期間	4,672,498	174,030	4,846,529
	当中間連結会計期間	3,351,409	89,200	3,440,610
総合計	前中間連結会計期間	62,143,015	4,141,846	66,284,861
	当中間連結会計期間	63,250,891	3,371,035	66,621,926

(注)　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

ア　業種別貸出状況(残高・構成比)

業種別	平成14年9月30日現在		平成15年9月30日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額(百万円)	(%)	金額(百万円)	(%)
国内 (除く特別国際金融取引勘定分)	57,435,996	100.00	―	―
製造業	7,039,120	12.25	―	―
農業、林業、漁業及び鉱業	181,574	0.32	―	―
建設業	3,066,373	5.34	―	―
運輸、通信その他公益事業	2,801,158	4.88	―	―
卸売・小売業及び飲食店	7,015,624	12.21	―	―
金融・保険業	4,135,129	7.20	―	―
不動産業	9,216,236	16.05	―	―
サービス業	6,581,068	11.46	―	―
地方公共団体	541,783	0.94	―	―
その他	16,857,927	29.35	―	―
国内 (除く特別国際金融取引勘定分)	―	―	55,538,368	100.00
製造業	―	―	6,263,398	11.28
農業、林業、漁業及び鉱業	―	―	175,027	0.31
建設業	―	―	2,280,010	4.11
運輸、情報通信、公益事業	―	―	3,333,263	6.00
卸売・小売業	―	―	6,040,493	10.88
金融・保険業	―	―	4,224,577	7.61
不動産業	―	―	8,319,465	14.98
各種サービス業	―	―	6,294,475	11.33
地方公共団体	―	―	460,916	0.83
その他	―	―	18,146,739	32.67

業種別	平成14年9月30日現在		平成15年9月30日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額(百万円)	(%)	金額(百万円)	(%)
海外及び特別国際金融取引勘定分	5,117,281	100.00	4,229,420	100.00
政府等	222,066	4.34	108,783	2.57
金融機関	279,391	5.46	351,492	8.31
商工業	4,478,915	87.52	3,529,925	83.46
その他	136,907	2.68	239,218	5.66
合計	62,553,278	―	59,767,789	―

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。
2 「海外」とは当行の海外店及び海外連結子会社であります。
3 平成14年3月7日付総務省告示第139号により「日本標準産業分類」が改訂され、同年10月1日から適用されたことに伴い、「国内(除く特別国際金融取引勘定分)」に係る各業種別の貸出金残高及び構成比は、前中間連結会計期間は改訂前の日本標準産業分類の区分に基づき、当中間連結会計期間は改訂後の日本標準産業分類の区分に基づき記載しております。

イ 外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高
		金額(百万円)
平成15年9月30日	インドネシア	86,218
	その他(7ケ国)	2,475
	合計	88,693
	(資産の総額に対する割合:%)	(0.09)
平成14年9月30日	インドネシア	110,713
	その他(7ケ国)	3,365
	合計	114,079
	(資産の総額に対する割合:%)	(0.11)

(注) 対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	11,785,326	74,720	11,860,047
	当中間連結会計期間	11,532,091	81,845	11,613,936
地方債	前中間連結会計期間	386,381	―	386,381
	当中間連結会計期間	403,548	―	403,548
社債	前中間連結会計期間	1,749,872	854	1,750,727
	当中間連結会計期間	2,231,813	―	2,231,813
株式	前中間連結会計期間	4,232,311	―	4,232,311
	当中間連結会計期間	3,455,054	―	3,455,054
その他の証券	前中間連結会計期間	2,510,613	1,910,586	4,421,200
	当中間連結会計期間	3,658,644	923,944	4,582,588
合計	前中間連結会計期間	20,664,505	1,986,161	22,650,667
	当中間連結会計期間	21,281,152	1,005,789	22,286,942

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは当行の海外店及び海外連結子会社であります。

3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 「金融機関の信託業務の兼営等に関する法律」に基づく信託業務の状況

「金融機関の信託業務の兼営等に関する法律」に基づき信託業務を営む会社は、提出会社１社であります。

① 信託財産の運用／受入の状況(信託財産残高表)

資産

科目	当中間連結会計期間 (平成15年９月30日現在)	
	金額(百万円)	構成比(%)
貸出金	19,100	7.15
有価証券	3,001	1.13
金銭債権	219,966	82.38
その他債権	0	0.00
銀行勘定貸	24,944	9.34
合計	267,013	100.00

負債

科目	当中間連結会計期間 (平成15年９月30日現在)	
	金額(百万円)	構成比(%)
金銭信託	22,127	8.29
金銭債権の信託	209,545	78.48
包括信託	35,340	13.23
合計	267,013	100.00

(注) 1 共同信託他社管理財産はありません。
2 元本補てん契約のある信託については取り扱っておりません。

② 貸出金残高の状況(業種別貸出状況)

業種別	当中間連結会計期間 (平成15年９月30日現在)	
	貸出金残高(百万円)	構成比(%)
製造業	4,500	23.56
農業、林業、漁業及び鉱業	—	—
建設業	—	—
運輸、情報通信、公益事業	4,600	24.08
卸売・小売業	—	—
金融・保険業	10,000	52.36
不動産業	—	—
各種サービス業	—	—
地方公共団体	—	—
その他	—	—
合計	19,100	100.00

(単体情報)

(参考)

当行の単体情報のうち、参考として以下の情報を掲げております。

なお、前中間会計期間については、旧株式会社三井住友銀行の計数を記載しております。

1　損益の概要(単体)

	前中間会計期間 (百万円)	当中間会計期間 (百万円)
業務粗利益	897,852	795,339
(除く国債等債券損益)	(821,460)	(776,567)
うち信託報酬	―	84
経費(除く臨時処理分)	321,201	296,030
人件費	129,174	113,967
物件費	175,372	166,697
税金	16,654	15,365
業務純益(一般貸倒引当金繰入前)	576,651	499,308
(除く国債等債券損益)	(500,259)	(480,536)
一般貸倒引当金繰入額	20,564	―
業務純益	556,087	499,308
うち国債等債券損益	76,391	18,771
臨時損益	△456,393	△394,133
不良債権処理額	245,723	373,597
貸出金償却	88,928	337,901
個別貸倒引当金繰入額	140,640	―
債権売却損失引当金繰入額	7,109	―
共同債権買取機構売却損	3,013	740
延滞債権売却損等	10,006	34,955
特定海外債権引当勘定繰入額	△3,974	―
株式等損益	△191,842	18,783
株式等売却益	35,153	50,910
株式等売却損	51,543	24,720
株式等償却	175,452	7,406
外形標準事業税	3,542	7,678
その他臨時損益	△15,286	△31,641
経常利益	99,694	105,175
特別損益	△38,735	37,813
うち動産不動産処分損益	△9,570	△6,404
動産不動産処分益	1,612	382
動産不動産処分損	11,182	6,787
うち退職給付会計基準変更時差異償却	10,083	10,083
うち貸倒引当金戻入益	―	13,787
個別貸倒引当金繰入額	―	217,330
一般貸倒引当金戻入益	―	229,089
特定海外債権引当勘定戻入益	―	2,028
うち債権売却損失引当金戻入益	―	393
うち東京都銀行税還付税金・還付加算金	―	40,333
税引前中間純利益	60,958	142,988
法人税、住民税及び事業税	6,787	12,573
法人税等調整額	9,308	△9,244
中間純利益	44,862	139,659

与信関係費用	266,287	359,415

（注）1　業務粗利益＝（資金運用収支＋金銭の信託運用見合費用）＋信託報酬＋役務取引等収支＋特定取引収支＋その他業務収支

2　「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3　業務純益＝業務粗利益－経費（除く臨時処理分）－一般貸倒引当金繰入額

4　臨時損益とは、中間損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5　国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

6　与信関係費用＝一般貸倒引当金繰入額＋不良債権処理額－貸倒引当金戻入益－債権売却損失引当金戻入益

2　利鞘(国内業務部門)(単体)

	前中間会計期間 (%)	当中間会計期間 (%)
(1) 資金運用利回り　①	1.46	1.45
貸出金利回り　③	1.72	1.73
有価証券利回り	0.70	0.58
(2) 資金調達原価　②	0.86	0.83
資金調達利回り	0.10	0.09
預金等利回り　④	0.04	0.02
外部負債利回り	0.19	0.22
経費率	0.76	0.74
(3) 総資金利鞘　①－②	0.60	0.62
預貸金利鞘　③－④	1.68	1.71

(注) 1　「国内業務部門」とは本邦店の円建諸取引であります。
2　「外部負債」＝コールマネー＋売現先勘定＋債券貸借取引受入担保金＋売渡手形＋コマーシャル・ペーパー＋借用金

3　ROE(単体)

	前中間会計期間 (%)	当中間会計期間 (%)
業務純益(一般貸倒引当金繰入前)ベース	64.01	87.02
業務純益ベース	61.73	87.02
中間純利益ベース	4.98	24.34

(注)　$ROE=\frac{(中間純利益等－優先株式配当金総額)\times 年間日数\div 中間期中日数}{\{(期首株主資本－期首発行済優先株式数\times 発行価額)+(期末株主資本－期末発行済優先株式数\times 発行価額)\}\div 2}\times 100$

4　預金・貸出金の状況(単体)

(1) 銀行勘定

①　預金・貸出金の残高

	前中間会計期間 (百万円)	当中間会計期間 (百万円)
預金(末残)	57,311,051	57,746,253
預金(平残)	58,702,749	58,352,802
貸出金(末残)	58,902,641	55,153,522
貸出金(平残)	59,479,298	54,792,153

(注)　預金には譲渡性預金を含めておりません。

② 個人・法人別預金残高(国内)

	前中間会計期間 (百万円)	当中間会計期間 (百万円)
個人	30,412,613	31,424,631
法人	22,553,018	24,738,331
合計	52,965,631	56,162,962

(注) 本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

③ 消費者ローン残高

	前中間会計期間 (百万円)	当中間会計期間 (百万円)
消費者ローン残高	13,347,036	13,956,671
住宅ローン残高	11,925,394	12,717,977
その他ローン残高	1,421,642	1,238,693

④ 中小企業等貸出金

			前中間会計期間	当中間会計期間
中小企業等貸出金残高	①	百万円	36,448,312	35,937,060
総貸出金残高	②	百万円	54,181,272	52,079,963
中小企業等貸出金比率	①/②	%	67.27	69.00
中小企業等貸出先件数	③	件	1,910,529	1,879,610
総貸出先件数	④	件	1,915,911	1,884,711
中小企業等貸出先件数比率	③/④	%	99.71	99.72

(注) 1 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
2 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(2) 信託勘定

① 元本補てん契約のある信託の元本・貸出金の残高

該当ありません。

② 元本補てん契約のある信託の個人・法人別元本残高

該当ありません。

③ 消費者ローン残高

該当ありません。

④ 中小企業等貸出金

			当中間会計期間
中小企業等貸出金残高	①	百万円	4,600
総貸出金残高	②	百万円	19,100
中小企業等貸出金比率	①／②	%	24.08
中小企業等貸出先件数	③	件	4
総貸出先件数	④	件	6
中小企業等貸出先件数比率	③／④	%	66.66

(注) 中小企業等とは、資本金３億円(ただし、卸売業は１億円、小売業、サービス業は５千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(自己資本比率関係)

(参考)

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件(平成5年大蔵省告示第55号。以下、「告示」という)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

平成14年9月30日現在については、旧株式会社三井住友銀行の計数を記載しております。

連結自己資本比率(国際統一基準)

項目			平成14年9月30日	平成15年9月30日
			金額(百万円)	金額(百万円)
基本的項目	資本金		1,326,746	559,985
	うち非累積的永久優先株(注1)		650,500	―
	新株式払込金		―	―
	資本剰余金		1,683,896	1,298,511
	うち非累積的永久優先株(注1)		650,500	―
	利益剰余金		14,823	349,076
	連結子会社の少数株主持分		952,490	1,036,392
	うち海外特別目的会社の発行する優先出資証券(※)		844,520	824,000
	その他有価証券の評価差損(△)		512,407	―
	自己株式払込金		―	―
	自己株式(△)		11,250	―
	為替換算調整勘定		△53,754	△41,406
	営業権相当額(△)		173	37
	連結調整勘定相当額(△)		19,031	―
	計	(A)	3,381,338	3,202,521
	うちステップ・アップ金利条項付の優先出資証券(注2)		220,770	200,250
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		―	126,427
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		80,859	69,167
	一般貸倒引当金		946,650	922,085
	負債性資本調達手段等		2,455,372	2,301,535
	うち永久劣後債務(注3)		757,404	684,342
	うち期限付劣後債務及び期限付優先株(注4)		1,697,968	1,617,193
	計		3,482,882	3,419,214
	うち自己資本への算入額	(B)	3,316,197	3,191,051
準補完的項目	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注5)	(D)	164,081	26,352
自己資本額	(A)+(B)+(C)−(D)	(E)	6,533,454	6,367,221
リスク・アセット等	資産(オン・バランス)項目		58,053,851	53,034,466
	オフ・バランス取引項目		4,715,829	3,473,577
	信用リスク・アセットの額	(F)	62,769,681	56,508,044
	マーケット・リスク相当額に係る額((H)/8%)	(G)	211,550	280,308
	(参考)マーケット・リスク相当額	(H)	16,924	22,424
	計((F)+(G))	(I)	62,981,231	56,788,352
連結自己資本比率(国際統一基準)=(E)/(I)×100(%)			10.37%	11.21%

（注）1　平成15年９月30日現在の資本金及び資本剰余金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、資本金及び資本剰余金に含まれる非累積的永久優先株の額は1,301,000百万円であります。

2　告示第４条第２項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3　告示第５条第１項第４号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。

4　告示第５条第１項第５号及び第６号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が５年を超えるものに限られております。

5　告示第７条第１項第１号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第２号に規定するものに対する投資に相当する額であります。

平成14年９月30日現在については、旧株式会社三井住友銀行の計数を記載しております。

単体自己資本比率(国際統一基準)

項目			平成14年９月30日 金額(百万円)	平成15年９月30日 金額(百万円)
基本的項目	資本金		1,326,746	559,985
	うち非累積的永久優先株(注１)		650,500	―
	新株式払込金		―	―
	資本準備金		1,326,758	879,693
	うち非累積的永久優先株(注１)		650,500	―
	その他資本剰余金		357,614	357,614
	利益準備金		―	―
	任意積立金		221,548	221,540
	中間未処分利益		45,997	290,814
	その他(※)		847,228	766,338
	その他有価証券の評価差損(△)		502,705	―
	自己株式払込金		―	―
	自己株式(△)		586	―
	営業権相当額(△)		―	―
	計	(A)	3,622,601	3,075,986
	うちステップ・アップ金利条項付の優先出資証券(注２)		220,770	200,250
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		―	128,206
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		72,027	62,100
	一般貸倒引当金		892,902	880,265
	負債性資本調達手段等		2,422,889	2,265,098
	うち永久劣後債務(注３)		757,404	686,105
	うち期限付劣後債務及び期限付優先株(注４)		1,665,485	1,578,993
	計		3,387,819	3,335,669
	うち自己資本への算入額	(B)	3,232,259	3,075,986
準補完的項目	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注５)	(D)	55,365	55,437
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,799,495	6,096,536
リスク・アセット等	資産(オン・バランス)項目		53,500,371	49,482,759
	オフ・バランス取引項目		5,326,713	3,210,469
	信用リスク・アセットの額	(F)	58,827,084	52,693,228
	マーケット・リスク相当額に係る額((H)/８%)	(G)	160,337	233,309
	(参考)マーケット・リスク相当額	(H)	12,827	18,664
	計((F)＋(G))	(I)	58,987,421	52,926,537
単体自己資本比率(国際統一基準)＝(E)/(I)×100(%)			11.52%	11.51%

(注) １　平成15年９月30日現在の資本金及び資本準備金のうち「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は1,301,000百万円であります。

２　告示第14条第２項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

３　告示第15条第１項第４号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
(2) 一定の場合を除き、償還されないものであること。
(3) 業務を継続しながら損失の補てんに充当されるものであること。
(4) 利払い義務の延期が認められるものであること。

４　告示第15条第１項第５号及び第６号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が５年を超えるものに限られております。

５　告示第17条第１項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

(※)　「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の３件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.（"SBTC-LLC"）	SB Equity Securities (Cayman), Limited（"SBES"）	Sakura Preferred Capital (Cayman) Limited（"SPCL"）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年６月以降の各配当支払日 (ただし金融庁の事前承認が必要)	平成21年１月以降の各配当支払日 (ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 (ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1　変動(金利ステップアップなし) Series A-2　変動(金利ステップアップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series　変動(金利ステップアップなし) Series B　変動(金利ステップアップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日(同年度末を含む暦年の７月及び翌暦年の１月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1　損失吸収事由

当行につき、①自己資本比率/Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数に乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

（資産の査定）

（参考）

資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第６条に基づき、当行の中間貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借又は賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

なお、平成14年９月30日現在については、旧株式会社三井住友銀行の計数を記載しております。

１　破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産、会社更生、再生手続等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

２　危険債権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

３　要管理債権

要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

４　正常債権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

債権の区分	平成14年９月30日現在	平成15年９月30日現在
	金額(億円)	金額(億円)
破産更生債権及びこれらに準ずる債権	5,148	5,061
危険債権	25,414	16,312
要管理債権	26,469	17,293
正常債権	595,345	566,238

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

不良債権の削減については、平成15年度上期におけるオフ・バランス化の更なる推進、企業再生への取組み並びに劣化防止の取組みが奏効し、15年度末における当行の金融再生法開示債権残高見込みでありました３兆９千億円までの圧縮を半年前倒しで達成いたしました。15年度下期以降も、親会社である三井住友フィナンシャルグループがゴールドマン・サックス証券会社、大和証券エスエムビーシープリンシパル・インベストメンツ及び日本政策投資銀行と共同で設立いたしました企業再生会社なども活用し、処理を一段と加速させてまいります。

政策保有株式については、今年度上期においては、期初に最低目標として設定した７千億円の売却のうち既に約８割の売却を終えております。引き続き株価変動リスクの更なる圧縮を図ってまいります。

収益力の強化に向けては、複数の分野において競争優位を有するビジネスモデルを確立すべく、以下の取組みを行っております。

法人ビジネスにおいては、引き続き「融資慣行の見直し」を通じて利鞘改善に努力する一方、中堅・中小企業向けのリスクテイク型融資商品を拡充し、貸金増強に努めております。15年度には、ビジネスセレクトローンをはじめとしたリスクテイク型融資商品で２兆３千億円の新規投入を計画、15年度上期においては、計画を上回る新規投入を達成いたしました。また「審査改革」を通じて、審査手法の標準化と審査のスピードアップ・ローコスト化を図りましたが、15年度下期においても、引き続きリスクテイク型商品の新規投入を推進、質を伴った貸金ボリュームの増強を図ってまいります。加えて、中堅・大企業に対しては、引き続き市場型間接金融、投資銀行業務等のソリューションビジネスを、大和証券エスエムビーシーとの協業等も更に強化しながら、拡充してまいります。

個人ビジネスにおいては、コンサルティング事業など新しいビジネスモデルの確立を進め、投資信託・個人年金保険販売、住宅ローン等、既に高い競争優位を有している戦略分野を更に強化いたします。15年度においては、投資信託・個人年金保険販売並びに住宅ローンにおいて、前年度を大幅に上回る業務目標を立てておりますが、15年度上期の実績は計画を上回るものとなっております。加えて、決済ファイナンスの収益性向上などにも注力してまいります。

なお経費については、15年度に、当初計画を１年前倒しで年間経費６千億円体制を実現すべく、取り組んでおります。15年度上期については、人件費の削減等により計画は順調に推移しており、15年度下期についても、資材調達の見直し等の施策を推進、更なる削減を実現させる所存です。

グループ会社間の協働としては、15年４月に当行のシステム関連機能を日本総合研究所に移管・統合いたしました。また11月より当行と三井住友カードで共同開発した、20代・30代の個人のお客様だけを対象とした商品「One's Style(ワンズスタイル)」の取扱いを開始しております。これからも、こうしたグループ会社間の連携を一段と進め、各社の強力な事業基盤をより活かしていくことで、グループ全体の収益力向上を図ってまいります。

こうした取組みの成果を実績としてお示しすることにより、市場の総合的評価を向上してまいりたいと考えております。

4 【経営上の重要な契約等】

該当ありません。

5 【研究開発活動】

当中間連結会計期間の研究開発活動につきましては、当行では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は９百万円であります。

第３ 【設備の状況】

１ 【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２ 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	100,000,000
第一種優先株式	67,000
第二種優先株式	100,000
第三種優先株式	800,000
第四種優先株式	250,000
第五種優先株式	250,000
第六種優先株式	300,000
計	101,767,000

(注)「株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款に定めております。

②【発行済株式】

種類	中間会計期間末現在発行数(株)(平成15年９月30日)	提出日現在発行数(株)(平成15年12月18日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	54,811,805	同左	―	議決権あり (注)１
第一種優先株式	67,000	同左	―	(注)１，２
第二種優先株式	100,000	同左	―	(注)３
第三種優先株式	800,000	同左	―	(注)１，４
計	55,778,805	同左	―	―

(注) １　提出日現在の発行数には、平成15年12月１日から半期報告書を提出する日までの優先株式の転換による株式数の増減は含まれておりません。

２　第一種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当行は、利益配当を行うときは、第一種優先株式を有する株主(以下「第一種優先株主」という)または第一種優先株式の登録質権者(第一種優先株主および第一種優先株式の登録質権者を以下「第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第一種優先株式１株につき年10,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第一種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。
(c) 第一種優先株主等に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当行は、中間配当を行うときは、第一種優先株主等に対し、普通株主等に先立ち、第一種優先株式1株につき10,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第一種優先株主等に対し、普通株主等に先立ち、第一種優先株式1株につき3,000,000円を支払う。
(b) 第一種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。

(ニ)消却

当行は、いつでも第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第一種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当行は、法令に定める場合を除き、第一種優先株式について株式の併合または分割は行わない。
(b) 当行は、第一種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第一種優先株主は、以下に定めるところにより第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

発行日から平成21年2月26日まで。
ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑転換価額

転換価額は952,400円とする。

㋺転換価額の修正

転換価額は、平成15年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。
修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が952,400円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。
ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当行の発行済普通株式数とする。

㈡転換により発行すべき普通株式数

第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第一種優先株主が転換請求のために提出した第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㈭転換により発行する株式の内容

当行普通株式

㈮転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㈯転換の効力発生

転換の効力は、転換請求書および第一種優先株式の株券が上記㈮の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第一種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第一種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式１株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

3　第二種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当行は、利益配当を行うときは、第二種優先株式を有する株主(以下「第二種優先株主」という)または第二種優先株式の登録質権者(第二種優先株主および第二種優先株式の登録質権者を以下「第二種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第二種優先株式１株につき28,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第二種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第二種優先株主等に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当行は、中間配当を行うときは、第二種優先株主等に対し、普通株主等に先立ち、第二種優先株式１株につき28,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第二種優先株主等に対し、普通株主等に先立ち、第二種優先株式１株につき3,000,000円を支払う。

(b) 第二種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。

(ニ)消却

当行は、いつでも第二種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当行は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。

(b) 当行は、第二種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第二種優先株主は、以下に定めるところにより第二種優先株式の普通株式への転換を請求することができる。

①転換請求期間

平成17年８月１日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑当初転換価額

当初転換価額は、平成17年８月１日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。当初転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該価額が952,400円(ただし、下記㋩により調整される)を下回る場合には、952,400円をもって当初転換価額とする。

㋺転換価額の修正

転換価額は、平成18年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が952,400円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㋩転換価額の調整

ⓐ第二種優先株式発行後、次の(i)から(iii)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(i)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ii)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(iii)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ii)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当行の発行済普通株式数とする。

㊁転換により発行すべき普通株式数

第二種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第二種優先株主が転換請求のために提出した第二種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。

㊅転換により発行する株式の内容

当行普通株式

㊇転換請求受付場所

東京都千代田区丸の内1丁目4番4号

住友信託銀行株式会社　証券代行部

㊦転換の効力発生

転換の効力は、転換請求書および第二種優先株式の株券が上記㊇の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第二種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、第二種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第二種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から12月31日までになされたときは4月1日に、翌年1月1日から同年3月31日までになされたときは同年1月1日に、それぞれ転換があったものとみなしてこれを支払う。

4　第三種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当行は、利益配当を行うときは、第三種優先株式を有する株主(以下「第三種優先株主」という)または第三種優先株式の登録質権者(第三種優先株主および第三種優先株式の登録質権者を以下「第三種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第三種優先株式1株につき年13,700円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第三種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第三種優先株主等に対しては、優先配当金額を超えて配当は行わない。

(ロ)優先中間配当金

当行は、中間配当を行うときは、第三種優先株主等に対し、普通株主等に先立ち、第三種優先株式1株につき13,700円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第三種優先株主等に対し、普通株主等に先立ち、第三種優先株式1株につき1,000,000円を支払う。

(b) 第三種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。

(ニ)消却

当行は、いつでも第三種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(へ)株式の併合または分割、新株引受権等

(a) 当行は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。

(b) 当行は、第三種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第三種優先株主は、以下に定めるところにより第三種優先株式の普通株式への転換を請求することができる。

①転換請求期間

発行日から平成21年9月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

㋑転換価額

第三種優先株式は、349,600円の転換価額で普通株式に転換することができる。

㋺転換価額の修正

転換価額は、平成15年10月1日以降平成18年10月1日までの毎年10月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が251,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。

㋩転換価額の調整

ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換型株式の転換価額または新株予約権の行使に際しての払込金額がその払込期日(無償で新株予約権を発行する場合は発行の日)または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記㋺に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が生じた場合には、上記㋺により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記ⓐ（ⅱ）ただし書きの場合には株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。

ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当行の発行済普通株式数とする。

ⓖ転換価額調整式で使用する１株当りの払込金額とは、上記ⓐ（ⅰ）の場合には当該払込金額（金銭以外の財産による払込の場合にはその適正な評価額）、上記ⓐ（ⅱ）の場合には０円、上記ⓐ（ⅲ）の場合には当該転換価額または新株予約権の発行価額及び行使に際しての払込金額の合計額をそれぞれいうものとする。

㊁下限転換価額の調整

上記㋩により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㋩ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋩ⓑに定める場合には、調整後転換価額は当該修正日以降これを適用するものとする。

㋭転換により発行すべき普通株式数

第三種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第三種優先株主が転換請求のために提出した第三種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㋬転換により発行する株式の内容

当行普通株式

㋣転換請求受付場所

東京都千代田区丸の内１丁目４番４号

住友信託銀行株式会社　証券代行部

㋠転換の効力発生

転換の効力は、転換請求書および第三種優先株式の株券が上記㋣の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第三種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第三種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式１株の払込金相当額を258,330円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第三種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

(2) 【新株予約権等の状況】

該当ありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成15年4月1日～平成15年9月30日	―	55,778	―	559,985,000	―	879,693,278

(4) 【大株主の状況】

① 普通株式

(平成15年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町1丁目1番2号	54,811,805	100.00
計	―	54,811,805	100.00

② 第一種優先株式

(平成15年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町1丁目1番2号	67,000	100.00
計	―	67,000	100.00

③ 第二種優先株式

(平成15年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町1丁目1番2号	100,000	100.00
計	―	100,000	100.00

④ 第三種優先株式

(平成15年9月30日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町1丁目1番2号	800,000	100.00
計	―	800,000	100.00

(5) 【議決権の状況】

① 【発行済株式】

(平成15年９月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式　967,000	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 54,811,805	54,811,805	―
端株	―	―	(注)
発行済株式総数	55,778,805	―	―
総株主の議決権	―	54,811,805	―

(注)　「１株に満たない端数を端株として端株原簿に記載または記録しない。」旨定款に定めております。

② 【自己株式等】

該当ありません。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(2) 第一種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(3) 第二種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

(4) 第三種優先株式

当株式は証券取引所に上場されておりません。

また、店頭売買有価証券として日本証券業協会に登録されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役員の役職の異動

該当ありません。

(注) 執行役員の状況

執行役員(取締役を兼務する執行役員を除く。)のうち、常務執行役員が1名辞任しております。

第５　【経理の状況】

1　当行の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

なお、前中間連結会計期間（自平成14年４月１日　至平成14年９月30日）は改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（自平成15年４月１日　至平成15年９月30日）は改正後の中間連結財務諸表規則に基づき作成しております。

2　当行の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

なお、前中間会計期間（自平成14年４月１日　至平成14年９月30日）は改正前の中間財務諸表等規則に基づき、当中間会計期間（自平成15年４月１日　至平成15年９月30日）は改正後の中間財務諸表等規則に基づき作成しております。

3　当中間連結会計期間並びに当中間会計期間に係る本半期報告書は、最初に提出するものであります。なお、前中間連結会計期間及び前中間会計期間については、参考情報として、旧株式会社三井住友銀行の前中間連結会計期間に係る中間連結財務諸表並びに前中間会計期間に係る中間財務諸表を記載しております。

なお、当行は平成15年３月17日を合併期日として旧株式会社三井住友銀行と合併いたしましたが、前中間連結会計期間において旧株式会社三井住友銀行の連結子会社として、同行の企業集団に属しており、当該合併は企業集団の状況に影響を与えておりません。

4　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

5　当中間連結会計期間の中間連結財務諸表並びに当中間会計期間の中間財務諸表は、証券取引法第193条の２の規定に基づき、朝日監査法人の監査証明を受けております。

また、旧株式会社三井住友銀行の前中間連結会計期間の中間連結財務諸表並びに前中間会計期間の中間財務諸表は、朝日監査法人の監査証明を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間 (平成14年9月30日現在)		当中間連結会計期間 (平成15年9月30日現在)		前連結会計年度 連結貸借対照表 (平成15年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	2,905,651	2.78	3,893,347	3.95	3,437,244	3.36
コールローン及び買入手形		474,150	0.45	654,263	0.66	187,563	0.18
買現先勘定		82,218	0.08	90,979	0.09	109,710	0.11
債券貸借取引支払保証金		2,186,491	2.09	625,010	0.64	1,981,243	1.93
買入金銭債権		307,755	0.30	445,240	0.45	363,981	0.35
特定取引資産	※8	3,442,097	3.30	3,485,349	3.54	4,495,396	4.39
金銭の信託		44,106	0.04	27,498	0.03	24,629	0.02
有価証券	※1,2,8	22,650,667	21.70	22,286,942	22.64	23,958,521	23.40
貸出金	※3,4,5,6,7,8,9	62,553,278	59.92	59,767,789	60.71	61,219,617	59.79
外国為替	※7,8	922,640	0.88	774,597	0.79	749,974	0.73
その他資産	※8,10	3,302,344	3.16	2,241,815	2.28	2,157,885	2.11
動産不動産	※8,11,12	1,172,058	1.12	898,699	0.91	920,076	0.90
リース資産	※12	930,418	0.89	31,187	0.03	26,130	0.03
繰延税金資産		1,999,075	1.92	1,778,716	1.81	1,885,307	1.84
再評価に係る繰延税金資産	※11	726	0.00	723	0.00	724	0.00
連結調整勘定		19,031	0.02	—	—	—	—
支払承諾見返		3,453,755	3.31	3,099,976	3.15	3,078,461	3.01
貸倒引当金		△2,049,472	△1.96	△1,652,181	△1.68	△2,201,830	△2.15
資産の部合計		104,396,997	100.00	98,449,957	100.00	102,394,637	100.00

		前中間連結会計期間 (平成14年9月30日現在)		当中間連結会計期間 (平成15年9月30日現在)		前連結会計年度 連結貸借対照表 (平成15年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)							
預金	※8	61,438,332	58.85	63,181,316	64.18	62,996,004	61.52
譲渡性預金		4,846,529	4.64	3,440,610	3.49	4,889,017	4.77
コールマネー及び売渡手形	※8	12,739,570	12.20	8,019,874	8.15	8,953,084	8.74
売現先勘定	※8	1,946,489	1.86	1,897,172	1.93	4,144,735	4.05
債券貸借取引受入担保金	※8	3,842,595	3.68	4,624,779	4.70	4,807,245	4.70
コマーシャル・ペーパー		185,500	0.18	2,500	0.00	50,500	0.05
特定取引負債	※8	2,599,491	2.49	2,046,766	2.08	2,851,391	2.78
借用金	※8,13	2,721,278	2.61	1,300,947	1.32	1,427,000	1.39
外国為替		438,643	0.42	448,316	0.46	397,666	0.39
社債	※14	3,582,598	3.43	3,648,034	3.71	3,441,137	3.36
信託勘定借		—	—	24,944	0.02	5,953	0.01
その他負債	※8,10	2,645,968	2.54	2,966,422	3.01	1,952,000	1.91
賞与引当金		21,216	0.02	15,070	0.01	16,111	0.02
退職給付引当金		148,116	0.14	84,274	0.09	92,802	0.09
債権売却損失引当金		47,190	0.05	2,628	0.00	20,665	0.02
日本国際博覧会出展引当金		—	—	57	0.00	—	—
特別法上の引当金		255	0.00	531	0.00	649	0.00
繰延税金負債		34,507	0.03	61,095	0.06	43,726	0.04
再評価に係る繰延税金負債	※11	62,693	0.06	56,685	0.06	58,788	0.06
連結調整勘定		—	—	13,136	0.01	—	—
支払承諾	※8	3,453,755	3.31	3,099,976	3.15	3,078,461	3.01
負債の部合計		100,754,733	96.51	94,935,141	96.43	99,226,942	96.91
(少数株主持分)							
少数株主持分		952,253	0.91	1,032,167	1.05	1,025,150	1.00
(資本の部)							
資本金		1,326,746	1.27	559,985	0.57	559,985	0.54
資本剰余金		1,683,896	1.61	1,298,511	1.32	1,298,511	1.27
利益剰余金		138,823	0.13	392,576	0.40	258,690	0.25
土地再評価差額金	※11	117,957	0.12	97,810	0.10	101,336	0.10
その他有価証券評価差額金		△512,407	△0.49	175,171	0.17	△21,559	△0.02
為替換算調整勘定		△53,754	△0.05	△41,406	△0.04	△54,419	△0.05
自己株式		△11,250	△0.01	—	—	—	—
資本の部合計		2,690,010	2.58	2,482,647	2.52	2,142,544	2.09
負債、少数株主持分及び資本の部合計		104,396,997	100.00	98,449,957	100.00	102,394,637	100.00

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)		当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)		前連結会計年度 要約連結損益計算書 (自 平成14年4月1日 至 平成15年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,762,535	100.00	1,367,101	100.00	3,549,937	100.00
資金運用収益		954,856		811,993		1,817,526	
(うち貸出金利息)		(639,943)		(569,655)		(1,262,140)	
(うち有価証券利息配当金)		(140,090)		(139,133)		(268,840)	
信託報酬		—		84		7	
役務取引等収益		204,619		198,421		424,235	
特定取引収益		110,534		163,904		206,496	
その他業務収益		444,096		128,161		947,036	
その他経常収益	※1	48,429		64,536		154,634	
経常費用		1,612,679	91.50	1,220,194	89.25	4,017,446	113.17
資金調達費用		220,912		155,479		417,405	
(うち預金利息)		(83,905)		(56,746)		(152,364)	
役務取引等費用		42,195		49,156		74,257	
特定取引費用		718		—		725	
その他業務費用		333,888		141,188		721,193	
営業経費	※2	446,103		388,498		888,421	
その他経常費用	※3	568,862		485,871		1,915,443	
経常利益(△は経常損失)		149,856	8.50	146,906	10.75	△467,509	△13.17
特別利益	※4	2,942	0.17	41,266	3.01	11,906	0.33
特別損失	※5	42,448	2.41	19,416	1.42	87,067	2.45
税金等調整前中間(当期)純利益 (△は税金等調整前当期純損失)		110,349	6.26	168,757	12.34	△542,670	△15.29
法人税、住民税及び事業税		26,700	1.51	16,675	1.22	65,912	1.86
法人税等調整額		10,333	0.59	△5,307	△0.39	△216,233	△6.09
少数株主利益		18,170	1.03	24,999	1.83	37,037	1.04
中間(当期)純利益 (△は当期純損失)		55,145	3.13	132,388	9.68	△429,387	△12.10

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (自 平成14年４月１日 至 平成14年９月30日)	当中間連結会計期間 (自 平成15年４月１日 至 平成15年９月30日)	前連結会計年度 連結剰余金計算書 (自 平成14年４月１日 至 平成15年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
(資本剰余金の部)				
資本剰余金期首残高		1,684,373	1,298,511	1,684,373
資本準備金期首残高		1,326,758	―	1,326,758
その他資本剰余金期首残高		357,614	―	357,614
資本剰余金増加高		―	―	445,127
増資による新株の発行		―	―	284,907
株式交換に伴う増加高		―	―	160,220
資本剰余金減少高		476	―	830,990
合併に伴う減少高		―	―	826,653
自己株式処分差損		476	―	4,336
資本剰余金中間期末(期末)残高		1,683,896	1,298,511	1,298,511
(利益剰余金の部)				
利益剰余金期首残高		117,743	258,690	117,743
利益剰余金増加高		58,431	135,914	731,649
中間純利益		55,145	132,388	―
合併に伴う増加高		―	―	658,440
連結子会社の合併に伴う増加高		3	―	3
連結子会社の減少に伴う増加高		―	―	30,060
持分法適用会社の増加に伴う増加高		―	―	5,248
持分法適用会社の減少に伴う増加高		―	―	20,771
土地再評価差額金の取崩に伴う増加高		3,283	3,525	17,125
利益剰余金減少高		37,351	2,028	590,702
当期純損失		―	―	429,387
配当金		37,349	―	161,312
連結子会社の合併に伴う減少高		―	2,028	―
連結子会社の減少に伴う減少高		2	―	2
利益剰余金中間期末(期末)残高		138,823	392,576	258,690

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度連結 キャッシュ・フロー計算書 (自　平成14年４月１日 至　平成15年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ　営業活動による キャッシュ・フロー				
税金等調整前中間(当期)純利益(△は税金等調整前当期純損失)		110,349	168,757	△542,670
動産不動産等減価償却費		44,208	33,410	89,412
リース資産減価償却費		149,071	3,702	312,562
連結調整勘定償却額		2,773	28	10,399
持分法による投資損益(△)		△2,807	△452	△1,703
貸倒引当金の増加額		△109,670	△556,515	82,688
債権売却損失引当金の増加額		△39,180	△18,036	△65,706
賞与引当金の増加額		△402	△1,005	△224
退職給付引当金の増加額		147	7,628	△47,563
日本国際博覧会出展引当金の増加額		―	57	―
資金運用収益		△954,856	△811,993	△1,817,526
資金調達費用		220,912	155,479	417,405
有価証券関係損益(△)		107,763	△40,833	453,229
金銭の信託の運用損益(△)		3,703	1,007	4,003
為替差損益(△)		154,537	221,120	170,155
動産不動産処分損益(△)		11,034	7,594	33,298
リース資産処分損益(△)		2,020	171	1,505
特定取引資産の純増(△)減		△216,670	1,003,098	△1,253,569
特定取引負債の純増減(△)		321,258	△802,432	569,881
貸出金の純増(△)減		1,008,160	2,021,048	2,215,660
預金の純増減(△)		△3,532,384	△454,162	△1,986,230
譲渡性預金の純増減(△)		△1,813,399	△1,454,196	△1,780,894
借用金(劣後特約付借入金を除く)の純増減(△)		△71,036	△74,293	△261,965
有利息預け金の純増(△)減		2,294,589	△430,766	2,947,784
コールローン等の純増(△)減		1,071,737	△509,364	1,280,173
債券貸借取引支払保証金の純増(△)減		834,028	1,356,233	1,039,276
コールマネー等の純増減(△)		2,490,237	△3,181,690	902,660
コマーシャル・ペーパーの純増減(△)		△982,000	△48,000	△979,700
債券貸借取引受入担保金の純増減(△)		667,795	△182,466	1,632,445

		前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度連結 キャッシュ・フロー計算書 (自　平成14年4月1日 至　平成15年3月31日)
区分	注記 番号	金額(百万円)	金額(百万円)	金額(百万円)
外国為替(資産)の純増(△)減		△129,163	△24,440	42,144
外国為替(負債)の純増減(△)		139,635	50,442	99,013
普通社債の発行・償還による純増減(△)		182,702	19,454	457,319
信託勘定借の純増減(△)		―	18,990	5,953
資金運用による収入		1,049,827	842,297	1,957,564
資金調達による支出		△243,453	△165,635	△464,800
その他		△171,533	909,660	67,366
小計		2,599,937	△1,936,101	5,589,349
法人税等の支払額		△37,447	△19,966	△99,188
営業活動によるキャッシュ・フロー		2,562,490	△1,956,067	5,490,161
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△27,644,498	△23,707,187	△49,937,936
有価証券の売却による収入		20,817,747	15,804,009	37,713,543
有価証券の償還による収入		4,256,509	9,804,270	7,907,363
金銭の信託の増加による支出		△14,621	△21,111	△14,622
金銭の信託の減少による収入		4,026	17,268	23,624
動産不動産の取得による支出		△30,911	△13,667	△69,883
動産不動産の売却による収入		28,219	17,149	73,677
リース資産の取得による支出		△162,426	△8,988	△336,512
リース資産の売却による収入		14,875	49	33,900
連結範囲の変更を伴う子会社株式の取得による支出	※2	△3,924	△8,978	△15,444
連結範囲の変更を伴う子会社株式の売却による収入		53	―	53
投資活動によるキャッシュ・フロー		△2,734,949	1,882,813	△4,622,236
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入		117,000	34,500	165,000
劣後特約付借入金の返済による支出		△204,500	△95,500	△286,500
劣後特約付社債・新株予約権付社債の発行による収入		152,687	238,362	223,950
劣後特約付社債・新株予約権付社債の償還による支出		△226,871	△42,962	△565,522
株式等の発行による収入		―	―	570,269
配当金支払額		△37,313	△23	△161,312

		前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度連結 キャッシュ・フロー計算書 (自　平成14年４月１日 至　平成15年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
少数株主からの払込みによる収入		220	—	220
少数株主への配当金支払額		△25,147	△24,469	△39,621
自己株式の取得による支出		△3,588	—	△7,524
自己株式の売却による収入		4,968	—	8,479
財務活動によるキャッシュ・フロー		△222,546	109,906	△92,561
Ⅳ　現金及び現金同等物に係る換算差額		△2,325	△1,763	△2,629
Ⅴ　現金及び現金同等物の増加額(△は現金及び現金同等物の減少額)		△397,329	34,889	772,734
Ⅵ　現金及び現金同等物の期首残高		2,128,742	2,895,968	2,128,742
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額		0	—	0
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		—	—	△5,509
Ⅸ　現金及び現金同等物の中間期末(期末)残高	※１	1,731,413	2,930,857	2,895,968

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
1　連結の範囲に関する事項	(1) 連結子会社　147社 主要な会社名 株式会社みなと銀行 株式会社関西銀行 Manufacturers Bank 三井住友銀リース株式会社 三井住友カード株式会社 エスエムビーシーキャピタル株式会社 エスエムビーシーファイナンス株式会社 さくらフレンド証券株式会社 株式会社日本総合研究所 SMBC Capital Markets, Inc. なお、フィナンシャル・リンク株式会社、マツダオートリース株式会社は株式取得により、エスエムビーシーパーソネルサポート株式会社他3社は新規設立により当中間連結会計期間から連結子会社としております。また、Sakura Trust International Limited他1社は清算により、エス・ビー・オートサービス株式会社は売却により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 子会社エス・ビー・エル・マネイジメント株式会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　115社 主要な会社名 株式会社みなと銀行 株式会社関西銀行 Sumitomo Mitsui Banking Corporation Europe Limited Manufacturers Bank SMBCキャピタル株式会社 SMBCファイナンスサービス株式会社 SMBCフレンド証券株式会社 SMBC Capital Markets, Inc. なお、株式会社関西さわやか銀行他2社は株式取得により、SMBC Leasing Investment L.L.C.他2社は新規設立により、当中間連結会計期間から連結子会社としております。 さくらフレンド証券株式会社、株式会社三井ファイナンスサービス、さくらファイナンスサービス株式会社他1社は合併により、Sakura Global Capital Asia Limited は清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co., Ltd. 非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　114社 主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 明光ナショナル証券株式会社他2社は株式取得により、Sumitomo Mitsui Banking Corporation Europe Limited他7社は新規設立により、当連結会計年度より連結子会社としております。 三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所他26社は当行の会社分割等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、さくら投信投資顧問株式会社他4社は合併により、Sumitomo Mitsui Finance Australia (Securities) Limited他6社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
２　持分法の適用に関する事項	(1) 持分法適用の非連結子会社 ５社 主要な会社名 SBCS Co., Ltd.	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co., Ltd.	(1) 持分法適用の非連結子会社 ４社 主要な会社名 SBCS Co., Ltd. Bangkok SMBC Systems Co., Ltd.は清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。
	(2) 持分法適用の関連会社 33社 主要な会社名 大和証券エスエムビーシー株式会社 株式会社クオーク	(2) 持分法適用の関連会社 12社 主要な会社名 三井住友アセットマネジメント株式会社 株式会社クオーク	(2) 持分法適用の関連会社 12社 主要な持分法適用の関連会社名は、「第１　企業の概況　４　関係会社の状況」に記載しているため省略いたしました。 三井住友アセットマネジメント株式会社はさくら投信投資顧問株式会社の合併に伴う株式取得により、当連結会計年度より持分法適用の関連会社としております。 大和証券エスエムビーシー株式会社、大和住銀投信投資顧問株式会社他18社は当行の会社分割により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。また、China United International Leasing Co., Ltd.は売却により関連会社でなくなったため、明光ナショナル証券株式会社は株式取得により連結子会社となったため、当連結会計年度より持分法適用の関連会社から除外しております。
	(3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マネイジメント株式会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。	(3) 持分法非適用の非連結子会社 主要な会社名 エスアイエス・テクノサービス株式会社	(3) 持分法非適用の非連結子会社 主要な会社名 エスアイエス・テクノサービス株式会社
	(4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
3　連結子会社の(中間)決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日　5社 4月末日　1社 6月末日　56社 7月末日　1社 9月末日　84社 (2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の中間決算日は次のとおりであります。 3月末日　5社 4月末日　1社 6月末日　46社 7月末日　1社 9月末日　62社 (2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 9月末日　5社 10月末日　1社 12月末日　44社 1月末日　1社 3月末日　63社 (2) 9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 なお、平成15年2月に設立された12月末日を決算日とする海外連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

	前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
		なお、当行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。	
	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 ② 金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 同左	(2) 有価証券の評価基準及び評価方法 ① 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、全部資本直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　3年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 同左	(4) 減価償却の方法 ① 動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　7年～50年 動産　2年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ② ソフトウェア 同左
	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当行においては今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当連結会計年度より、当行においては「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法(DCF法)が採用されている場合の監査上の留意事項」(日本公認会計士協会平成15年2月24日)等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
	その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,768,046百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,651,711百万円であります。	りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,251,553百万円であります。
	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
	(7) 退職給付引当金の計上基準 退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として５年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の６を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として５年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の６を乗じた額を計上しております。	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。 一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、当連結会計年度中に厚生労働大臣から将来分支給義務免除の認可を受けておりますが、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第47－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。
	(8) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ２に規定する引当金であります。	(8) 債権売却損失引当金の計上基準 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	(8) 債権売却損失引当金の計上基準 同左
	―――――	(9) 日本国際博覧会出展引当金の計上基準 2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の２の準備金を含んでおります。	―――――

	前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金237百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(10) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金513百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 同左 ② 証券取引責任準備金 同左	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金631百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 同左 ② 証券取引責任準備金 同左
	(10) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(11) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間連結会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,846百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間連結会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」	(10) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号。以下、「旧報告」という。)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しておりましたが、当連結会計年度からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、連結貸借対照表上、相殺表示しております。

	前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
		に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ737,724百万円増加しております。 また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	資金関連スワップ取引については、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(11) リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(12) リース取引の処理方法 同左	(11) リース取引の処理方法 同左
	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(13) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
	(13) 重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。	(14) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 当行は金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当中間連結会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間連結会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。 また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当中間連結会計期間から最長12年間にわたって資金調達費用又は資金運用収益とし	(13) 重要なヘッジ会計の方法 当行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。 また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
		て期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。 ・為替変動リスク・ヘッジ 当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	
	(14) 消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(15) 消費税等の会計処理 同左	(14) 消費税等の会計処理 同左
	(15) 税効果会計に関する事項 中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(16) 税効果会計に関する事項 同左	―――――

	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
	――――	――――	(15) その他連結財務諸表作成のための重要な事項 ① 自己株式及び法定準備金の取崩等に関する会計基準 「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)が平成14年4月1日以後に適用されることになったことに伴い、当連結会計年度から同会計基準を適用しております。これによる当連結会計年度の連結財務諸表に与える影響は軽微であります。 なお、連結財務諸表規則及び銀行法施行規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則及び銀行法施行規則により作成しております。 また、連結キャッシュ・フロー計算書において、従来区分掲記しておりました「子会社の所有する親会社株式の売却による収入」(当連結会計年度8,479百万円)は当連結会計年度より「自己株式の売却による収入」に含めております。 ② 1株当たり当期純利益に関する会計基準 「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が平成14年4月1日以後開始する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同会計基準及び適用指針を適用しております。これによる影響については、(1株当たり情報)に記載しております。
5 (中間)連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

表示方法の変更

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)
(中間連結貸借対照表) 「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、前中間連結会計期間において「その他資産」に含めて表示していた「債券借入取引担保金」は、当中間連結会計期間より「債券貸借取引支払保証金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は2,186,491百万円減少し、「債券貸借取引支払保証金」は同額増加しております。また、前中間連結会計期間における「債券貸付取引担保金」は、当中間連結会計期間より「債券貸借取引受入担保金」として表示しております。 (中間連結キャッシュ・フロー計算書) 「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、以下のとおり表示方法を変更しております。 (1) 前中間連結会計期間における「債券借入取引担保金の純増(△)減」、「債券貸付取引担保金の純増減(△)」は、当中間連結会計期間から、それぞれ「債券貸借取引支払保証金の純増(△)減」、「債券貸借取引受入担保金の純増減(△)」として記載しております。 (2) 前中間連結会計期間における「劣後特約付社債・転換社債の発行による収入」、「劣後特約付社債・転換社債の償還による支出」は、当中間連結会計期間から、それぞれ「劣後特約付社債・新株予約権付社債の発行による収入」、「劣後特約付社債・新株予約権付社債の償還による支出」として記載しております。	――――――

追加情報

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
1　外貨建取引等会計処理基準 当行及び国内銀行連結子会社は、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号。以下「旧報告」という。)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しておりましたが、当中間連結会計期間からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 なお、当中間連結会計期間は、日本公認会計士協会業種別監査委員会報告第25号に規定する経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、中間連結貸借対照表上、相殺表示しております。	―――――	外形標準課税に係る事業税 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年４月１日東京都条例第145号)(以下、「都条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年３月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年３月29日、東京都は、東京高等裁判所に控訴し、同年４月９日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年１月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年２月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。 このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前々連結会計年度が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
資金関連スワップ取引については、債権元本相当額及び債務元本相当額の中間連結決算日の為替相場による正味の円換算額を中間連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間連結損益計算書に計上するとともに、中間連結決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による中間連結財務諸表への影響は軽微であります。 ２　自己株式及び法定準備金取崩等会計基準 当中間連結会計期間から、「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準委員会平成14年２月21日）を適用しております。 これにより、中間連結貸借対照表上、「有価証券」は826百万円減少し、「資本の部」は3,709百万円増加し、「少数株主持分」は4,536百万円減少しております。 なお、中間連結損益計算書に与える影響は軽微であります。 また、中間連結財務諸表規則及び銀行法施行規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則及び銀行法施行規則により作成しております。		が第157期に計上した金額の合計で16,833百万円、前連結会計年度が株式会社三井住友銀行が第１期に計上した金額が19,862百万円、当連結会計年度が18,269百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年６月９日大阪府条例第131号）（以下、「府条例」という。）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成14年４月４日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年５月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年５月30日大阪府条例第77号）（以下、「平成14年改正府条例」という。）が、平成15年４月１日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成15年３月25日大阪府条例第14号）（以下、「平成15年改正府条例」という。）が、それぞれ施行されたことにより、府条例による課税標準等の特例

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
また、中間連結キャッシュ・フロー計算書において、従来区分掲記しておりました「子会社の所有する親会社株式の売却による収入」（当中間連結会計期間4,968百万円）は当中間連結会計期間より「自己株式の売却による収入」に含めております。		は平成15年４月１日以後開始する事業年度より適用されることとなりました。これにより、当連結会計年度に係る大阪府に対する事業税については、平成15年改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成14年９月30日現在)	当中間連結会計期間 (平成15年９月30日現在)	前連結会計年度 (平成15年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式187,006百万円及び出資金1,691百万円を含んでおります。 ※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に301百万円含まれております。 　無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,190,151百万円、当中間連結会計期間末に当該処分をせずに所有しているものは107,709百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。 ※３　貸出金のうち、破綻先債権額は249,899百万円、延滞債権額は3,116,433百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。	※１　有価証券には、非連結子会社及び関連会社の株式22,386百万円及び出資金1,310百万円を含んでおります。 ※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に6,002百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。 　無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は654,394百万円、当中間連結会計期間末に当該処分をせずに所有しているものは136,090百万円であります。 ※３　貸出金のうち、破綻先債権額は178,469百万円、延滞債権額は2,238,953百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。	※１　有価証券には、非連結子会社及び関連会社の株式21,816百万円及び出資金1,194百万円を含んでおります。 ※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に140百万円含まれております。 　無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,084,632百万円、当連結会計年度末に当該処分をせずに所有しているものは99,624百万円であります。 ※３　貸出金のうち、破綻先債権額は199,794百万円、延滞債権額は2,665,675百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

前中間連結会計期間 (平成14年９月30日現在)	当中間連結会計期間 (平成15年９月30日現在)	前連結会計年度 (平成15年３月31日現在)
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は109,388百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は2,759,599百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は6,235,319百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,020,775百万円であります。	また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は98,214百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は1,836,665百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は4,352,301百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,761百万円であります。	また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は128,493百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は2,689,172百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。 ※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,683,134百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。 ※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,078,333百万円であります。

前中間連結会計期間 (平成14年9月30日現在)	当中間連結会計期間 (平成15年9月30日現在)	前連結会計年度 (平成15年3月31日現在)
※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　63,895百万円 特定取引資産　562,181百万円 有価証券　13,180,902百万円 貸出金　3,880,182百万円 その他資産(延払資産等)　1,316百万円 動産不動産　541百万円 担保資産に対応する債務 預金　12,187百万円 コールマネー及び売渡手形　11,448,400百万円 売現先勘定　1,931,859百万円 債券貸借取引受入担保金　3,584,093百万円 特定取引負債　87,964百万円 借用金　81,254百万円 その他負債　11,095百万円 支払承諾　41,946百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金59,335百万円、特定取引資産171百万円、有価証券1,341,402百万円及び貸出金1,702,156百万円を差し入れております。 また、動産不動産のうち保証金権利金は118,734百万円、その他資産のうち先物取引差入証拠金は13,398百万円であります。 なお、手形の再割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は53,829百万円であります。	※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　124,638百万円 特定取引資産　570,857百万円 有価証券　9,794,304百万円 貸出金　3,760,959百万円 その他資産(延払資産等)　1,180百万円 動産不動産　529百万円 担保資産に対応する債務 預金　14,910百万円 コールマネー及び売渡手形　7,054,900百万円 売現先勘定　1,857,026百万円 債券貸借取引受入担保金　4,355,513百万円 特定取引負債　144,062百万円 借用金　4,191百万円 その他負債　10,979百万円 支払承諾　149,297百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,798百万円、特定取引資産4,204百万円、有価証券3,966,901百万円及び貸出金968,383百万円を差し入れております。 また、動産不動産のうち保証金権利金は110,997百万円、その他資産のうち先物取引差入証拠金は7,036百万円であります。	※8　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　75,268百万円 特定取引資産　990,965百万円 有価証券　11,457,673百万円 貸出金　4,738,320百万円 その他資産(延払資産等)　1,140百万円 動産不動産　535百万円 担保資産に対応する債務 預金　21,038百万円 コールマネー及び売渡手形　7,952,599百万円 売現先勘定　4,107,615百万円 債券貸借取引受入担保金　4,189,794百万円 特定取引負債　136,975百万円 借用金　2,847百万円 その他負債　18,548百万円 支払承諾　41,108百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,370百万円、特定取引資産13,937百万円、有価証券4,621,947百万円及び貸出金781,138百万円を差し入れております。 なお、動産不動産のうち保証金権利金は114,961百万円、その他資産のうち先物取引差入証拠金は14,814百万円であります。
※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約で	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約で	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約で

前中間連結会計期間 (平成14年9月30日現在)	当中間連結会計期間 (平成15年9月30日現在)	前連結会計年度 (平成15年3月31日現在)
あります。これらの契約に係る融資未実行残高は、30,213,119百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、27,817,213百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,145,365百万円、繰延ヘッジ利益の総額は1,283,116百万円であります。	あります。これらの契約に係る融資未実行残高は、27,300,114百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、24,760,530百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,731,260百万円、繰延ヘッジ利益の総額は1,607,821百万円であります。	あります。これらの契約に係る融資未実行残高は、28,977,879百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが26,272,078百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は944,797百万円、繰延ヘッジ利益の総額は1,094,799百万円であります。

前中間連結会計期間 (平成14年９月30日現在)	当中間連結会計期間 (平成15年９月30日現在)	前連結会計年度 (平成15年３月31日現在)
※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年３月31日及び 平成14年３月31日 一部の連結子会社 平成11年３月31日、 平成14年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年３月31日及び 平成14年３月31日 一部の連結子会社 平成11年３月31日、 平成14年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 当行 平成10年３月31日及び 平成14年３月31日 一部の連結子会社 平成11年３月31日、 平成14年３月31日 同法律第３条第３項に定める再評価の方法 当行 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

前中間連結会計期間 (平成14年９月30日現在)	当中間連結会計期間 (平成15年９月30日現在)	前連結会計年度 (平成15年３月31日現在)
一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 ※12　動産不動産の減価償却累計額は661,729百万円、リース資産の減価償却累計額は1,404,704百万円であります。 ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金911,954百万円が含まれております。 ※14　社債には、劣後特約付社債1,677,150百万円が含まれております。	一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 ※12　動産不動産の減価償却累計額は544,097百万円、リース資産の減価償却累計額は28,555百万円であります。 ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金811,510百万円が含まれております。 ※14　社債には、劣後特約付社債1,583,839百万円が含まれております。	一部の連結子会社 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 ※12　動産不動産の減価償却累計額は572,532百万円、リース資産の減価償却累計額は28,558百万円であります。 ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金877,609百万円が含まれております。 ※14　社債には、劣後特約付社債1,403,028百万円が含まれております。

(中間連結損益計算書関係)

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
※１　その他経常収益には、株式等売却益37,123百万円を含んでおります。	※１　その他経常収益には、株式等売却益55,263百万円を含んでおります。	※１　その他経常収益には、株式等売却益75,122百万円を含んでおります。 ※２　営業経費には、研究開発費780百万円を含んでおります。
※３　その他経常費用には、貸倒引当金繰入額173,591百万円、貸出金償却122,826百万円、株式等償却181,734百万円を含んでおります。	※３　その他経常費用には、貸出金償却379,528百万円を含んでおります。	※３　その他経常費用には、貸出金償却364,605百万円、株式等償却509,205百万円を含んでおります。
※４　特別利益には、動産不動産処分益1,666百万円、償却債権取立益1,194百万円を含んでおります。	※４　特別利益には、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。	※４　特別利益には、厚生年金基金代行部分返上益4,413百万円を含んでおります。
※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,732百万円、店舗の統廃合等に伴う動産不動産処分損12,701百万円及びソフトウェアの除却損11,059百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,667百万円、店舗の統廃合等に伴う動産不動産処分損8,012百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,158百万円、ソフトウェア等の除却損15,014百万円を含んでおります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 平成14年９月30日現在 （金額単位　百万円） 現金預け金勘定　2,905,651 有利息預け金　△1,174,238 現金及び現金同等物　1,731,413	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 平成15年９月30日現在 （金額単位　百万円） 現金預け金勘定　3,893,347 有利息預け金　△962,489 現金及び現金同等物　2,930,857 ※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに株式会社関西さわやか銀行他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。 （金額単位　百万円） 資産　800,140 （うち貸出金　593,042） 負債　△724,780 （うち預金　△682,795） 少数株主持分　△23,450 連結調整勘定　△13,136 上記３社株式の取得価額　38,773 上記３社現金及び現金同等物　△29,794 差引：上記３社取得のための支出　8,978	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 平成15年３月31日現在 （金額単位　百万円） 現金預け金勘定　3,437,244 有利息預け金　△541,275 現金及び現金同等物　2,895,968 ※２　株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳 株式の取得により新たに明光ナショナル証券株式会社、三井オートリース株式会社他３社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出(純額)との関係は次のとおりであります。 （金額単位　百万円） 資産　191,318 （うちリース資産　82,346） 負債　△150,698 （うち借用金　△96,817） 少数株主持分　△26,881 連結調整勘定　5,013 上記５社株式の取得価額　18,751 上記５社現金及び現金同等物　△3,306 差引：上記５社取得のための支出　15,444 ３　重要な非資金取引の内容 会社分割等に伴い連結の範囲から除外された三井住友カード株式会社、三井住友銀リース株式会社、株式会社日本総合研究所他26社の資産及び負債の主な内訳は以下のとおりです。 （金額単位　百万円） 資産　2,865,787 （うちリース資産　996,596） 負債　2,596,322 （うち借用金　1,433,305）

（リース取引関係）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　16,976百万円 その他　158百万円 合計　17,134百万円 減価償却累計額相当額 動産　7,572百万円 その他　92百万円 合計　7,665百万円 中間連結会計期間末残高相当額 動産　9,404百万円 その他　65百万円 合計　9,469百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　2,700百万円 １年超　6,987百万円 合計　9,688百万円 ・支払リース料、減価償却費相当額、及び支払利息相当額 支払リース料　1,822百万円 減価償却費相当額　1,686百万円 支払利息相当額　115百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 取得価額相当額 動産　28,412百万円 その他　1,590百万円 合計　30,003百万円 減価償却累計額相当額 動産　17,145百万円 その他　1,250百万円 合計　18,395百万円 中間連結会計期間末残高相当額 動産　11,267百万円 その他　339百万円 合計　11,607百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　4,641百万円 １年超　7,425百万円 合計　12,067百万円 ・支払リース料、減価償却費相当額、及び支払利息相当額 支払リース料　2,965百万円 減価償却費相当額　2,729百万円 支払利息相当額　217百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　55,751百万円 その他　9,420百万円 合計　65,171百万円 減価償却累計額相当額 動産　27,163百万円 その他　4,413百万円 合計　31,577百万円 年度末残高相当額 動産　28,587百万円 その他　5,007百万円 合計　33,594百万円 ・未経過リース料年度末残高相当額 １年内　10,536百万円 １年超　24,178百万円 合計　34,714百万円 ・支払リース料、減価償却費相当額、及び支払利息相当額 支払リース料　3,738百万円 減価償却費相当額　3,440百万円 支払利息相当額　279百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　2,005,781百万円 その他　296,992百万円 合計　2,302,774百万円 減価償却累計額 動産　1,233,096百万円 その他　159,925百万円 合計　1,393,022百万円 中間連結会計期間末残高 動産　772,685百万円 その他　137,066百万円 合計　909,751百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　293,112百万円 １年超　666,670百万円 合計　959,783百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　183,181百万円 減価償却費　147,396百万円 受取利息相当額　32,846百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　20,231百万円 １年超　116,642百万円 合計　136,873百万円 (2) 貸手側 ・未経過リース料 １年内　298百万円 １年超　686百万円 合計　984百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち115,355百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 取得価額 動産　38,826百万円 その他　1,909百万円 合計　40,735百万円 減価償却累計額 動産　22,847百万円 その他　882百万円 合計　23,729百万円 中間連結会計期間末残高 動産　15,978百万円 その他　1,026百万円 合計　17,005百万円 ・未経過リース料中間連結会計期間末残高相当額 １年内　6,070百万円 １年超　11,785百万円 合計　17,855百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　3,793百万円 減価償却費　3,167百万円 受取利息相当額　508百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　16,411百万円 １年超　88,795百万円 合計　105,206百万円 (2) 貸手側 ・未経過リース料 １年内　385百万円 １年超　1,294百万円 合計　1,680百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,090百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　38,239百万円 その他　1,869百万円 合計　40,109百万円 減価償却累計額 動産　22,365百万円 その他　965百万円 合計　23,331百万円 年度末残高 動産　15,873百万円 その他　903百万円 合計　16,777百万円 ・未経過リース料年度末残高相当額 １年内　6,043百万円 １年超　11,550百万円 合計　17,594百万円 ・受取リース料、減価償却費及び受取利息相当額 受取リース料　374,816百万円 減価償却費　306,999百万円 受取利息相当額　70,330百万円 ・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 ２　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　16,530百万円 １年超　93,241百万円 合計　109,772百万円 (2) 貸手側 ・未経過リース料 １年内　172百万円 １年超　436百万円 合計　609百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち3,162百万円を借用金等の担保に提供しております。

（有価証券関係）

※１　中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※２　子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

Ⅰ　当中間連結会計期間

１　売買目的有価証券(平成15年９月30日現在)

	中間連結貸借対照表計上額(百万円)	当中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,205,895	△1,705

２　満期保有目的の債券で時価のあるもの(平成15年９月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	510,132	498,980	△11,152	884	12,037
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	20,163	21,181	1,017	1,134	117
合計	530,296	520,161	△10,135	2,019	12,155

(注) １　時価は、当中間連結会計期間末日における市場価格等に基づいております。

２　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

３　その他有価証券で時価のあるもの(平成15年９月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,578,722	3,048,741	470,018	572,504	102,486
債券	12,436,715	12,281,842	△154,872	6,597	161,470
国債	11,240,557	11,103,803	△136,754	2,865	139,619
地方債	413,692	403,548	△10,143	924	11,067
社債	782,465	774,489	△7,975	2,808	10,783
その他	4,185,713	4,173,238	△12,474	20,173	32,648
合計	19,201,151	19,503,822	302,671	599,276	296,605

(注) 1 評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。
2 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理(以下、「減損処理」という。)しております。当中間連結会計期間におけるこの減損処理額は516百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当中間連結会計期間中に売却した満期保有目的の債券(自 平成15年4月1日 至 平成15年9月30日)

	売却原価(百万円)	売却額(百万円)	売却損益(百万円)	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

5 当中間連結会計期間中に売却したその他有価証券(自 平成15年4月1日 至 平成15年9月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	15,758,503	144,874	95,504

6 時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成15年9月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	2,136
その他	10,812
その他有価証券	
非上場株式(店頭売買株式を除く)	388,699
非上場債券	1,457,321
非上場外国証券	322,890
その他	109,232

7　保有目的を変更した有価証券

連結子会社であるみなと銀行において、当中間連結会計期間中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が66百万円増加し、「繰延税金資産」が26百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ37百万円及び２百万円増加しております。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成15年９月30日現在)

	１年以内 (百万円)	１年超５年以内 (百万円)	５年超10年以内 (百万円)	10年超 (百万円)
債券	2,916,066	6,936,933	3,780,495	615,803
国債	2,717,205	5,160,392	3,125,480	610,858
地方債	6,726	197,435	198,853	533
社債	192,133	1,579,106	456,162	4,411
その他	470,650	2,973,683	434,348	606,081
合計	3,386,717	9,910,617	4,214,844	1,221,884

Ⅱ　前中間連結会計期間

旧株式会社三井住友銀行

1　売買目的有価証券(平成14年9月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	781,093	△619

2　満期保有目的の債券で時価のあるもの(平成14年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	311,667	314,799	3,132	3,132	0
地方債	23,207	23,641	433	433	—
社債	—	—	—	—	—
その他	29,335	30,429	1,094	1,179	85
合計	364,210	368,870	4,660	4,745	85

(注) 1　時価は、前中間連結会計期間末日における市場価格等に基づいております。
2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成14年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	4,710,377	3,763,121	△947,255	106,545	1,053,800
債券	12,839,812	12,905,355	65,542	73,526	7,983
国債	11,503,124	11,548,379	45,255	47,735	2,480
地方債	352,653	363,173	10,520	11,003	482
社債	984,035	993,801	9,766	14,787	5,020
その他	4,053,273	4,099,937	46,664	63,680	17,015
合計	21,603,463	20,768,414	△835,048	243,751	1,078,800

(注) 1　中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理(以下「減損処理」という)しております。前中間連結会計期間におけるこの減損処理額は174,429百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

5　当該中間連結会計期間中に売却したその他有価証券(自　平成14年４月１日　至　平成14年９月30日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	20,817,747	136,898	59,169

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額(平成14年９月30日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	5,763
その他	14,332
その他有価証券	
非上場外国証券	261,534
非上場債券	756,068
非上場株式(店頭売買株式を除く)	286,939
その他	92,169

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成14年９月30日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	5,005,545	6,446,617	2,219,911	324,226
国債	4,833,201	5,070,304	1,671,857	284,684
地方債	25,100	152,511	200,245	8,524
社債	147,243	1,223,802	347,809	31,017
その他	246,553	2,951,203	651,235	375,709
合計	5,252,098	9,397,821	2,871,146	699,936

Ⅲ　前連結会計年度

1　売買目的有価証券(平成15年３月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,434,190	△1,096

2　満期保有目的の債券で時価のあるもの(平成15年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	311,381	315,404	4,023	4,023	―
地方債	23,091	23,920	828	828	―
社債	―	―	―	―	―
その他	41,246	42,244	998	1,104	105
合計	375,719	381,569	5,850	5,956	105

(注) 1　時価は、前連結会計年度末日における市場価格等に基づいております。
2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成15年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	3,140,569	2,978,296	△162,273	110,464	272,737
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,476,699	4,500,337	23,637	42,900	19,262
合計	21,641,283	21,613,812	△27,471	270,458	297,929

(注) 1　連結貸借対照表計上額は、株式については主として前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は496,396百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5　当該連結会計年度中に売却したその他有価証券(自　平成14年４月１日　至　平成15年３月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	37,709,925	232,122	190,364

6　時価のない有価証券の主な内容及び連結貸借対照表計上額(平成15年３月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	652
その他	7,463
その他有価証券	
非上場外国証券	358,590
非上場債券	1,176,885
非上場株式(店頭売買株式を除く)	331,173
その他	137,045

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成15年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	3,482,933	8,134,230	3,769,404	260,826
国債	3,303,625	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社債	167,372	1,689,135	510,695	3,349
その他	354,501	2,879,026	765,527	880,974
合計	3,837,434	11,013,257	4,534,931	1,141,800

(金銭の信託関係)

Ⅰ　当中間連結会計期間

1　運用目的の金銭の信託(平成15年9月30日現在)

	中間連結貸借対照表計上額(百万円)	当中間連結会計期間の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	7,443	―

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成15年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	20,070	20,054	△16	249	265

(注) 1　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　前中間連結会計期間

旧株式会社三井住友銀行

1　運用目的の金銭の信託(平成14年9月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	18,309	30

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成14年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	26,264	25,797	△467	371	838

(注) 1　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅲ　前連結会計年度

1　運用目的の金銭の信託(平成15年３月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
運用目的の金銭の信託	1,629	12

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成15年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	23,044	23,000	△44	510	555

(注) 1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

I　当中間連結会計期間

○その他有価証券評価差額金(平成15年９月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	280,596
その他有価証券	280,612
その他の金銭の信託	△16
(＋)繰延税金資産	△109,793
その他有価証券評価差額金(持分相当額調整前)	170,803
(△)少数株主持分相当額	△4,158
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	209
その他有価証券評価差額金	175,171

(注)　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,029百万円(収益)であります。
　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

II　前中間連結会計期間

旧株式会社三井住友銀行

○その他有価証券評価差額金(平成14年９月30日現在)

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	△835,429
その他有価証券	△834,962
その他の金銭の信託	△467
(＋)繰延税金資産	319,645
その他有価証券評価差額金(持分相当額調整前)	△515,784
(△)少数株主持分相当額	△3,989
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△611
その他有価証券評価差額金	△512,407

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅲ　前連結会計年度

○その他有価証券評価差額金(平成15年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	△27,585
その他有価証券	△27,540
その他の金銭の信託	△44
(+)繰延税金資産	994
その他有価証券評価差額金(持分相当額調整前)	△26,590
(△)少数株主持分相当額	△5,003
(+)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	27
その他有価証券評価差額金	△21,559

(注)　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

Ⅰ　当中間連結会計期間

(1) 金利関連取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	213,646,304	7,059	7,059
	金利オプション	2,815,783	△314	△314
店頭	金利先渡契約	19,588,774	764	764
	金利スワップ	378,671,001	286,193	286,193
	金利スワップション	6,857,851	△30,654	△30,654
	キャップ	8,861,038	1,313	1,313
	フロアー	506,180	△888	△888
	その他	249,262	2,642	2,642
	合計	―	266,116	266,116

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は83百万円(利益)であります。

(2) 通貨関連取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	16,370,428	65,930	149,520
	通貨スワップション	1,563,973	20,038	20,038
	為替予約	33,529,491	△125,004	△125,004
	通貨オプション	6,553,725	△7,407	△7,407
	その他	18,119	46	46
	合計	―	△46,397	37,193

(注) 1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△298百万円(損失)であります。

2　従来、引直し対象の為替予約、通貨オプション等は、当中間連結会計期間から上記に含めて記載しております。

(3) 株式関連取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	30	0	0
	株式指数オプション	5	△1	△1
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	—	—	—
	その他	10,481	0	0
	合計	—	△0	△0

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	868,606	△848	△848
	債券先物オプション	65,081	△104	△104
店頭	債券店頭オプション	2,364,407	△6,965	△6,965
	合計	—	△7,919	△7,919

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	134,986	2,680	2,680
	商品オプション	10,426	23	23
	合計	—	2,704	2,704

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成15年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	63,884	1,096	1,096
	その他	79,260	176	176
	合計	—	1,272	1,272

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　前中間連結会計期間

旧株式会社三井住友銀行

(1) 金利関連取引(平成14年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	47,730,166	3,798	3,798
	金利オプション	2,716,792	120	120
店頭	金利先渡契約	23,372,432	△151	△151
	金利スワップ	305,873,922	162,410	162,410
	スワップション	2,531,030	△8,681	△8,681
	キャップ	9,899,508	1,672	1,672
	フロアー	778,929	2,816	2,816
	その他	268,511	△2,831	△2,831
	合計	―	159,152	159,152

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は323百万円(利益)であります。

(2) 通貨関連取引(平成14年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	15,871,917	△47,872	△47,872
	為替予約	3,337,288	2,436	2,436
	通貨オプション	11,416	294	294
	その他	992,078	5,966	5,966
	合計	―	△39,173	△39,173

(注) 1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　なお、ヘッジ会計が適用されているデリバティブ取引及び下記注2の取引は、上記記載から除いております。
　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は1,467百万円(利益)であります。

2　先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

区分	種類	契約額等(百万円)
取引所	通貨先物	―
	通貨オプション	―
店頭	為替予約	37,056,131
	通貨オプション	4,899,909

(3) 株式関連取引(平成14年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	1,790	△7	△7
	株式指数オプション	―	―	―
店頭	有価証券店頭オプション	―	―	―
	有価証券店頭指数等スワップ	12,314	585	585
	その他	130,616	△1,754	△1,754
	合計	―	△1,176	△1,176

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成14年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	264,916	△77	△77
	債券先物オプション	―	―	―
店頭	債券店頭オプション	25,635	△0	△0
	合計	―	△78	△78

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成14年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	31,698	471	471
	商品オプション	9,502	33	33
	合計	―	505	505

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品はオイルに係るものであります。

(6) クレジットデリバティブ取引(平成14年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	80,159	538	538
	その他	93,644	△13	△13
	合計	―	525	525

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度

1　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がリスク量の調整取引(ALMオペレーション)としてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しております。適用しているヘッジ会計の主な方法は「リスク調整アプローチ」であります。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法です。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められています。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しています。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	19	8	13	17
バンキング	484	297	395	364

(注) トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 信用リスク相当額(与信相当額)(平成15年3月31日現在)

区分	金額(億円)
金利スワップ	40,099
通貨スワップ	8,721
先物外国為替	9,507
金利オプション(買)	636
通貨オプション(買)	1,058
その他の金融派生商品	495
一括清算ネッティング契約による信用リスク削減効果	△28,825
合計	31,691

(注) 1 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	59,749,099	4,547,691	△103,623	△103,623
	買建	57,633,988	5,676,922	109,474	109,474
	金利オプション				
	売建	1,230,739	―	76	76
	買建	600,964	205,802	△99	△99
店頭	金利先渡契約				
	売建	13,389,231	590,000	1,076	1,076
	買建	3,469,855	455,000	△500	△500
	金利スワップ	305,031,482	214,079,553	250,498	250,498
	受取固定・支払変動	146,600,794	101,347,568	3,300,127	3,300,127
	受取変動・支払固定	139,298,388	98,710,883	△3,040,142	△3,040,142
	受取変動・支払変動	18,990,156	13,890,272	850	850
	金利スワップション				
	売建	1,720,503	798,669	△35,707	△35,707
	買建	1,523,512	1,106,731	26,355	26,355
	キャップ				
	売建	5,352,002	3,331,808	△4,194	△4,194
	買建	3,616,992	2,536,627	6,682	6,682
	フロアー				
	売建	317,281	207,279	△7,673	△7,673
	買建	351,199	195,322	9,027	9,027
	その他				
	売建	42,316	36,551	△6,526	△6,526
	買建	250,660	92,669	6,603	6,603
	合計	―	―	251,467	251,467

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は827百万円(利益)であります。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	16,433,656	8,831,238	△39,389	△39,389
	通貨スワップション				
	売建	330,238	330,238	△3,173	△3,173
	買建	865,005	865,005	13,724	13,724
	為替予約	2,935,846	547,699	1,518	1,518
	通貨オプション				
	売建	56,586	13,166	△1,375	△1,375
	買建	60,441	21,575	1,585	1,585
	その他				
	売建	15,310	2,855	153	153
	買建	―	―	―	―
	合計	―	―	△26,956	△26,956

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記(注) 3の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△293百万円(損失)であります。

2 時価の算定
割引現在価値等により算定しております。

3 先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

区分	種類	契約額等(百万円)
取引所	通貨先物	
	売建	―
	買建	―
	通貨オプション	
	売建	―
	買建	―
店頭	為替予約	37,271,679
	通貨オプション	
	売建	3,001,518
	買建	3,195,840

(3) 株式関連取引(平成15年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	―	―	―	―
	買建	―	―	―	―
	株式指数オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	有価証券店頭オプション				
	売建	0	―	0	0
	買建	0	―	△0	△0
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	―	―	―	―
	短期変動金利受取・株価指数変化率支払	―	―	―	―
	その他				
	売建	477	―	0	0
	買建	477	―	0	0
	合計	―	―	0	0

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	119,032	―	△388	△388
	買建	129,712	―	△67	△67
	債券先物オプション				
	売建	4,000	―	△8	△8
	買建	―	―	―	―
店頭	債券店頭オプション				
	売建	16,010	15,617	0	0
	買建	4,719	3,125	0	0
	合計	―	―	△463	△463

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ				
	固定価格受取・変動価格支払	31,049	27,358	△1,607	△1,607
	変動価格受取・固定価格支払	31,049	27,358	2,376	2,376
	商品オプション				
	売建	6,369	4,063	△1,493	△1,493
	買建	6,369	4,063	1,521	1,521
	合計	―	―	797	797

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

3　商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成15年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	39,823	22,790	△1,767	△1,767
	買建	35,625	18,592	3,153	3,153
	その他				
	売建	5,722	1,099	4,915	4,915
	買建	86,567	79,546	276	276
	合計	―	―	6,578	6,578

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（セグメント情報）

【事業の種類別セグメント情報】

当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

	銀行業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
経常収益					
(1) 外部顧客に対する経常収益	1,260,366	106,734	1,367,101	—	1,367,101
(2) セグメント間の内部経常収益	9,086	69,322	78,409	(78,409)	—
計	1,269,452	176,057	1,445,510	(78,409)	1,367,101
経常費用	1,145,699	149,981	1,295,680	(75,486)	1,220,194
経常利益	123,753	26,076	149,829	(2,922)	146,906

（注）１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

３　当中間連結会計期間より、従来開示しておりましたリース業に関しましては、重要性が減少したことからその他事業に含めて開示しております。

なお、当中間連結会計期間において、従来の事業区分によった場合の事業の種類別セグメント情報は次のとおりであります。

当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

	銀行業（百万円）	リース業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
経常収益						
(1) 外部顧客に対する経常収益	1,260,366	6,808	99,926	1,367,101	—	1,367,101
(2) セグメント間の内部経常収益	9,086	1,653	69,228	79,968	(79,968)	—
計	1,269,452	8,462	169,155	1,447,069	(79,968)	1,367,101
経常費用	1,145,699	7,188	142,796	1,295,683	(75,489)	1,220,194
経常利益	123,753	1,273	26,358	151,386	(4,479)	146,906

前中間連結会計期間(自　平成14年４月１日　至　平成14年９月30日)

旧株式会社三井住友銀行

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	1,305,946	294,373	162,215	1,762,535	—	1,762,535
(2) セグメント間の内部経常収益	8,788	2,774	88,547	100,110	(100,110)	—
計	1,314,735	297,148	250,762	1,862,646	(100,110)	1,762,535
経常費用	1,212,810	284,870	216,456	1,714,138	(101,459)	1,612,679
経常利益	101,924	12,277	34,305	148,507	1,348	149,856

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

前連結会計年度(自　平成14年４月１日　至　平成15年３月31日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する経常収益	2,537,431	645,468	367,037	3,549,937	—	3,549,937
(2) セグメント間の内部経常収益	30,809	5,563	163,790	200,163	(200,163)	—
計	2,568,240	651,032	530,827	3,750,100	(200,163)	3,549,937
経常費用	3,131,709	629,952	450,299	4,211,961	(194,514)	4,017,446
経常利益(△は経常損失)	△563,468	21,080	80,527	△461,860	(5,649)	△467,509

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

【所在地別セグメント情報】

当中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・オセアニア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,213,132	70,971	43,166	39,831	1,367,101	―	1,367,101
(2) セグメント間の内部経常収益	21,338	19,258	2,456	5,880	48,934	(48,934)	―
計	1,234,471	90,229	45,622	45,711	1,416,035	(48,934)	1,367,101
経常費用	1,147,817	55,948	37,039	25,678	1,266,483	(46,289)	1,220,194
経常利益	86,653	34,281	8,583	20,033	149,551	(2,644)	146,906

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間(自　平成14年４月１日　至　平成14年９月30日)

旧株式会社三井住友銀行

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・オセアニア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する経常収益	1,525,550	93,262	78,696	65,026	1,762,535	―	1,762,535
(2) セグメント間の内部経常収益	31,186	22,033	14,828	17,164	85,213	(85,213)	―
計	1,556,736	115,296	93,525	82,191	1,847,749	(85,213)	1,762,535
経常費用	1,513,742	67,790	68,621	52,553	1,702,707	(90,028)	1,612,679
経常利益	42,993	47,506	24,903	29,638	145,042	4,814	149,856

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成14年４月１日　至　平成15年３月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・オセアニア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	3,077,413	173,224	174,353	124,945	3,549,937	―	3,549,937
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	―
計	3,143,663	221,966	206,498	151,858	3,723,986	(174,048)	3,549,937
経常費用	3,818,706	149,894	134,985	82,652	4,186,238	(168,791)	4,017,446
経常利益(△は経常損失)	△675,042	72,071	71,512	69,205	△462,251	(5,257)	△467,509

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

【海外経常収益】

当中間連結会計期間(自　平成15年4月1日　至　平成15年9月30日)

	金額(百万円)
Ⅰ　海外経常収益	153,968
Ⅱ　連結経常収益	1,367,101
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	11.3

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前中間連結会計期間(自　平成14年4月1日　至　平成14年9月30日)

旧株式会社三井住友銀行

	金額(百万円)
Ⅰ　海外経常収益	236,985
Ⅱ　連結経常収益	1,762,535
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	13.4

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成14年4月1日　至　平成15年3月31日)

	金額(百万円)
Ⅰ　海外経常収益	472,523
Ⅱ　連結経常収益	3,549,937
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	13.3

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（1株当たり情報）

		前中間連結会計期間 （自　平成14年4月1日 至　平成14年9月30日）	当中間連結会計期間 （自　平成15年4月1日 至　平成15年9月30日）	前連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり純資産額	円	243.56	21,558.27	15,353.34
1株当たり中間(当期)純利益 (△は1株当たり当期純損失)	円	9.67	2,415.33	△10,429.29
潜在株式調整後1株当たり 中間(当期)純利益	円	7.01	2,335.62	―

（注）1　前中間連結会計期間及び前連結会計年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。

なお、当該会計基準及び適用指針の適用前に採用していた方法により算出した、前中間連結会計期間及び前連結会計年度の1株当たり情報は次のとおりであります。

		前中間連結会計期間 （自　平成14年4月1日 至　平成14年9月30日）	前連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり純資産額	円	243.69	15,353.34
1株当たり中間(当期)純利益 (△は1株当たり当期純損失)	円	9.67	△10,433.31
潜在株式調整後1株当たり 中間(当期)純利益	円	9.39	―

2　1株当たり中間(当期)純利益及び潜在株式調整後1株当たり中間(当期)純利益の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 （自　平成14年4月1日 至　平成14年9月30日）	当中間連結会計期間 （自　平成15年4月1日 至　平成15年9月30日）	前連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり中間(当期)純利益				
中間(当期)純利益 (△は当期純損失)	百万円	55,145	132,388	△429,387
普通株主に帰属しない金額	百万円	―	―	―
普通株式に係る中間(当期) 純利益(△は当期純損失)	百万円	55,145	132,388	△429,387
普通株式の(中間)期中平均 株式数	千株	5,702,239	54,811	41,171
潜在株式調整後1株当たり 中間(当期)純利益				
中間(当期)純利益調整額	百万円	―	△3	―
普通株式増加数	千株	2,160,726	1,868	―
うち優先株式	千株	2,160,709	1,868	―
うち新株予約権	千株	17	―	―
希薄化効果を有しないため、潜在株式調整後1株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要		2004年満期米ドル建転換社債(額面総額8,660千$)(※) 新株予約権 連結子会社及び持分法適用関連会社発行の新株予約権5種類(3,281千株)	――――	2004年満期米ドル建転換社債(額面総額8,660千$)(※) 優先株式 連結子会社発行の新株予約権6種類(3,130千株)

※　2004年満期米ドル建転換社債は前中間連結会計期間に償還しております。

3　なお、潜在株式調整後1株当たり当期純利益金額については、前連結会計年度は、当期純損失が計上されているので記載しておりません。

(重要な後発事象)

前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
1　平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式および第五種優先株式にかかる種類株主総会において、また、平成14年9月27日開催の当行の臨時株主総会において、株式移転による完全親会社設立が承認され、当行は平成14年12月2日に、株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、当行は同社の完全子会社となりました。 設立された完全親会社の概要は次のとおりであります。 (1) 商号 株式会社三井住友フィナンシャルグループ (2) 本店所在地 東京都千代田区有楽町1丁目1番2号 (3) 資本金 1,000,000百万円 (4) 事業の内容 傘下子会社の経営管理およびそれに附帯する業務 (5) 取締役及び監査役の氏名 <取締役> 岡田明重、西川善文、奥正之、門脇英晴、栗山道義、塚本武正、山内悦嗣、山川洋一郎 <監査役> 紀伊博、平野豊三郎、那須翔、大西勝也、伊藤助成	―――――	―――――

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
２　当行は、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約書を締結いたしました。当該分割契約書は、平成14年12月17日開催の当行の臨時株主総会において承認されました。 　分割の目的、分割契約書の要旨および承継する営業の内容等は次のとおりであります。 (1)　分割の目的 　グループ経営改革の一環として、三井住友カード株式会社及び三井住友銀リース株式会社を株式会社三井住友フィナンシャルグループの完全子会社に、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社を株式会社三井住友フィナンシャルグループの直接投資会社にするものであります。 (2)　分割の方法 　株式会社三井住友フィナンシャルグループを承継会社とし、当行を分割会社とする分割型吸収分割。 　なお、承継会社である株式会社三井住友フィナンシャルグループにとって、本件会社分割は商法第374条ノ23第１項の簡易分割の要件を充足するものであり、商法第374条ノ17第１項の株主総会の承認を得ずに行うものであります。 (3)　株式の割当 　承継会社である株式会社三井住友フィナンシャルグループは、当行の完全親会社であるので、当行の株式に対する株式会社三井住友フィナンシャルグループの株式の割当ては行いません。 (4)　分割により増加する資本金等 　株式会社三井住友フィナンシャルグループは、本件会社分割に際し、資本金等の増加はありません。 (5)　分割交付金 　本件会社分割に際し、分割交付金の支払いは行いません。		

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
(6) 承継する権利義務 株式会社三井住友フィナンシャルグループは、当行の４社に係る管理営業に関する資産、負債およびこれらに付随する権利義務ならびに契約上の地位を承継します。 (7) 債務履行の見込み 本件会社分割後の分割会社(当行)および承継会社(株式会社三井住友フィナンシャルグループ)の負担すべき債務につきましては、履行期における履行の見込みがあるものと判断いたしました。 (8) 分割期日 平成15年２月１日予定(分割登記　平成15年２月３日予定) (9) 承継する営業の内容 ①　管理営業の内容 当行が行っている４社に係る経営管理 ②　管理営業の資産、負債の項目および金額 資産(百万円): 項目 固定資産 帳簿価額 494,079 / 合計 494,079 負債(百万円): 項目 ― 帳簿価額 ― / 合計 ― 注　平成14年11月30日現在の状況を記載しております。 3　当行の完全親会社である株式会社三井住友フィナンシャルグループと当行の子会社である株式会社日本総研ホールディングズは、平成14年12月２日に合併契約書を締結いたしました。 合併契約書の要旨等は次のとおりであります。 (1) 合併の目的 株式会社三井住友フィナンシャルグループはグループ経営改革の一環として、株式会社日本総研ホールディングズと合併することにより、同社の完全子会社である株式会社日本総合研究所を完全子会社とするものであります。 (2) 合併の方法 法手続上、株式会社三井住友フィナンシャルグループを存続会社とします。 なお、株式会社三井住友フィナンシャルグループにとって、本合併は商法第413条ノ３第１項の簡易合併の要件を充足するものであり、商法第408条第１項の株主総会による合併契約書の承認を得ずに行うものであります。		

Inner table (資産・負債の項目および金額):

資産(百万円)		負債(百万円)	
項目	帳簿価額	項目	帳簿価額
固定資産	494,079	―	―
合計	494,079	合計	―

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
(3) 合併比率 株式会社日本総研ホールディングズの普通株式１株に対し、株式会社三井住友フィナンシャルグループの普通株式0.021株を割当交付します。 (4) 合併により発行する新株式 普通株式 86,576.53株 (5) 合併により増加する資本金及び準備金等 株式会社三井住友フィナンシャルグループが合併により、増加する資本金、資本準備金、利益準備金及び任意積立金その他の留保利益の額は、次のとおりであります。 ①　資本金 ０円 ②　資本準備金 合併差益の額から次の③及び④の額を控除した額 ③　利益準備金 合併期日における株式会社日本総研ホールディングズの利益準備金の額 ④　任意積立金その他の留保利益 合併期日における株式会社日本総研ホールディングズの任意積立金その他の留保利益の額。 (6) 合併交付金 合併に際し、合併交付金の支払いは行いません。 (7) 合併期日 平成15年２月１日予定(合併登記　平成15年２月３日予定) (8) 承継する資産、負債の項目および金額 株式会社日本総研ホールディングズは、平成14年11月１日現在の貸借対照表、その他同日現在の計算を基礎とし、これに合併期日に至るまでの増減を加除した資産、負債、その他権利義務の一切を、合併期日において株式会社三井住友フィナンシャルグループに引き継ぎます。 なお、平成14年11月１日現在の資産、負債の状況は次のとおりであります。		

資産(百万円)		負債(百万円)	
項目	帳簿価額	項目	帳簿価額
流動資産	14,736	流動負債	137
固定資産	25,244		
合計	39,981	合計	137

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間 (平成14年9月30日現在)		当中間会計期間 (平成15年9月30日現在)		前事業年度 要約貸借対照表 (平成15年3月31日現在)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
(資産の部)							
現金預け金	※8	2,724,248	2.75	3,423,380	3.69	3,288,593	3.36
コールローン		234,817	0.24	232,136	0.25	99,774	0.10
買現先勘定		54,023	0.05	61,204	0.07	78,679	0.08
債券貸借取引支払保証金		2,186,491	2.21	625,010	0.67	1,981,243	2.02
買入手形		139,100	0.14	327,500	0.35	—	—
買入金銭債権		111,146	0.11	103,627	0.11	92,436	0.09
特定取引資産	※8	3,025,923	3.06	2,984,076	3.22	3,950,372	4.04
金銭の信託		44,104	0.04	27,493	0.03	24,628	0.03
有価証券	※1, 2,8	22,377,416	22.63	21,847,113	23.55	23,656,385	24.17
貸出金	※3, 4,5, 6,7, 8,9	58,902,641	59.56	55,153,522	59.45	57,282,365	58.52
外国為替	※7,8	908,194	0.92	755,924	0.81	724,771	0.74
その他資産	※8, 10	2,077,687	2.10	1,865,874	2.01	1,848,486	1.89
動産不動産	※8, 11, 12,16	855,921	0.87	681,442	0.73	707,303	0.72
繰延税金資産		1,859,314	1.88	1,711,738	1.85	1,814,625	1.85
支払承諾見返		5,272,481	5.33	4,498,916	4.85	4,416,292	4.51
貸倒引当金		△1,872,641	△1.89	△1,518,988	△1.64	△2,074,797	△2.12
資産の部合計		98,900,873	100.00	92,779,975	100.00	97,891,161	100.00

		前中間会計期間 (平成14年9月30日現在)		当中間会計期間 (平成15年9月30日現在)		前事業年度 要約貸借対照表 (平成15年3月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)							
預金		57,311,051	57.95	57,746,253	62.24	58,610,731	59.87
譲渡性預金		4,856,700	4.91	3,454,958	3.72	4,913,526	5.02
コールマネー	※8	2,504,778	2.53	2,202,679	2.37	2,686,456	2.74
売現先勘定	※8	1,914,605	1.94	1,868,451	2.01	4,124,094	4.21
債券貸借取引受入担保金	※8	3,820,124	3.86	4,624,779	4.99	4,777,187	4.88
売渡手形	※8	10,203,400	10.32	5,715,900	6.16	6,203,300	6.34
コマーシャル・ペーパー		500	0.00	—	—	50,500	0.05
特定取引負債		2,186,161	2.21	1,608,728	1.73	2,425,632	2.48
借用金	※8,13	3,006,739	3.04	2,648,173	2.86	2,795,160	2.86
外国為替		439,707	0.45	449,941	0.49	392,727	0.40
社債	※14	2,472,142	2.50	2,884,076	3.11	2,624,099	2.68
信託勘定借		—	—	24,944	0.03	5,953	0.01
その他負債	※10	1,684,911	1.70	2,309,751	2.49	1,428,432	1.46
賞与引当金		11,119	0.01	8,569	0.01	9,898	0.01
退職給付引当金		114,308	0.12	66,096	0.07	72,816	0.07
債権売却損失引当金		41,360	0.04	222	0.00	17,169	0.02
日本国際博覧会出展引当金		—	—	57	0.00	—	—
特別法上の引当金	※15	18	0.00	18	0.00	18	0.00
再評価に係る繰延税金負債	※16	61,815	0.06	55,835	0.06	57,937	0.06
支払承諾	※8	5,272,481	5.33	4,498,916	4.85	4,416,292	4.51
負債の部合計		95,901,925	96.97	90,168,353	97.19	95,611,937	97.67
(資本の部)							
資本金		1,326,746	1.34	559,985	0.60	559,985	0.57
資本剰余金		1,684,373	1.70	1,237,307	1.33	1,237,307	1.27
資本準備金		1,326,758		879,693		879,693	
その他資本剰余金		357,614		357,614		357,614	
利益剰余金		392,874	0.40	557,289	0.60	414,536	0.42
任意積立金		221,548		221,540		221,548	
中間(当期)未処分利益		171,326		335,749		192,987	
土地再評価差額金	※16	98,245	0.10	82,165	0.09	85,259	0.09
その他有価証券評価差額金		△502,705	△0.51	174,873	0.19	△17,864	△0.02
自己株式		△586	△0.00	—	—	—	—
資本の部合計		2,998,947	3.03	2,611,621	2.81	2,279,223	2.33
負債及び資本の部合計		98,900,873	100.00	92,779,975	100.00	97,891,161	100.00

② 【中間損益計算書】

		前中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)		当中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)		前事業年度 要約損益計算書 (自 平成14年4月1日 至 平成15年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,240,900	100.00	1,177,035	100.00	146,251	100.00
資金運用収益		860,493		729,620		82,914	
(うち貸出金利息)		(555,851)		(491,865)		(34,190)	
(うち有価証券利息配当金)		(127,624)		(132,204)		(40,074)	
信託報酬		—		84		5	
役務取引等収益		130,980		150,162		31,783	
特定取引収益		104,126		152,104		11,704	
その他業務収益		102,559		88,276		14,702	
その他経常収益	※1	42,739		56,787		5,140	
経常費用		1,141,205	91.97	1,071,859	91.06	77,487	52.98
資金調達費用		224,401		161,039		16,122	
(うち預金利息)		(81,023)		(47,083)		(6,102)	
役務取引等費用		45,196		50,831		8,338	
特定取引費用		718		2,279		103	
その他業務費用		30,017		110,774		5,120	
営業経費	※2	332,302		315,168		36,549	
その他経常費用	※3	508,569		431,765		11,253	
経常利益		99,694	8.03	105,175	8.94	68,763	47.02
特別利益	※4	1,791	0.14	55,035	4.67	40,016	27.36
特別損失	※5	40,527	3.26	17,222	1.46	2,669	1.83
税引前中間(当期)純利益		60,958	4.91	142,988	12.15	106,109	72.55
法人税、住民税及び事業税		6,787	0.54	12,573	1.07	905	0.62
法人税等調整額		9,308	0.75	△9,244	△0.79	△77,836	△53.22
中間(当期)純利益		44,862	3.62	139,659	11.87	183,040	125.15
前期繰越利益		124,362		192,995		0	
合併による未処分利益受入額		—		—		398	
土地再評価差額金取崩額		2,101		3,094		9,547	
中間(当期)未処分利益		171,326		335,749		192,987	

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前事業年度 (自 平成14年4月1日 至 平成15年3月31日)
1 特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。 なお、特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間会計期間より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が83,790百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ47,405百万円及び131,196百万円増加しております。	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。
2 有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間期末日前1カ月の市場価格の平均等、それ以外については中間期末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前1カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

	前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2(1)と同じ方法により行っております。	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2(1)と同じ方法により行っております。	(2)　　同左
3　デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。	デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。	同左
4　固定資産の減価償却の方法	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 なお、主な耐用年数は次のとおりであります。 建　物　　7年～50年 動　産　　3年～20年	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 なお、主な耐用年数は次のとおりであります。 建　物　　7年～50年 動　産　　2年～20年 なお、平成10年3月31日以前に取得した建物(建物附属設備を除く。)の減価償却の方法は、従来、定率法を採用しておりましたが、前事業年度の下期において定額法に変更しました。そのため、前中間会計期間の経常利益及び税引前中間純利益は、変更後の方法によった場合に比べ、それぞれ22百万円少なく計上されております。	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　　7年～50年 動産　　2年～20年 なお、平成10年3月31日以前に取得した建物(建物附属設備を除く。)の減価償却の方法は、従来、定率法を採用しておりましたが、当期より定額法に変更しております。これは、旧株式会社三井住友銀行との合併を契機に、建物の減価償却方法を見直したところ、建物については長期かつ安定的に使用されることが予想されるため、全ての建物について定額法で償却することが期間損益をより適正に算定するために合理的と判断したためであります。この変更により、従来の方法によった場合に比べ、経常利益及び税引前当期純利益はそれぞれ38百万円増加しております。 また、上記合併は当下半期中に行われたため、当中間期については従来の方法によっております。従って、当中間期の経常利益及び税引前中間純利益は、変更後の方法によった場合に比べ、それぞれ22百万円少なく計上されております。
	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 同左
5　引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破

	前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
	状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,398,787百万円であります。	綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,320,848百万円であります。	綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、当事業年度より、「銀行等金融機関において貸倒引当金の計上方法としてキャッシュ・フロー見積法(DCF法)が採用されている場合の監査上の留意事項」(日本公認会計士協会平成15年2月24日)等の趣旨を踏まえ、当該債務者に対する債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類される債務者のうち、与信額が一定額以上の大口債務者に係る債権については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は954,041百万円であります。

	前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。
	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。 また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から損益処理 なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理 なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間会計期間においては同按分額に12分の6を乗じた額を計上しております。	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から損益処理 なお、会計基準変更時差異については、5年による按分額を費用処理しております。
	(4) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。 なお、この引当金は商法第287条ノ2に規定する引当金であります。	(4) 債権売却損失引当金 株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。	(4) 債権売却損失引当金 同左
	――――	(5) 日本国際博覧会出展引当金 2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	――――
	(5) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(6) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 同左

	前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
6　外貨建ての資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。 外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前事業年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当中間会計期間より、同報告の本則規定に基づくヘッジ会計を適用しております。 この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を中間貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ2,464百万円増加しております。なお、この変更に伴う損益への影響はありません。 また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当中間会計期間より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ736,900百万円増加しております。	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。 外貨建取引等の会計処理につきましては、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号。以下、「旧報告」という。）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しておりましたが、当期からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。当該経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、貸借対照表上、相殺表示しております。 資金関連スワップ取引については、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左

	前中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)
8　ヘッジ会計の方法	ヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 前事業年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)による経過措置を適用しておりましたが、当中間会計期間からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。 会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当中間会計期間における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ21,462百万円及び13,521百万円減少し、「繰延税金資産」が8,507百万円増加しております。 また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応	ヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

	前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
		じ、当中間会計期間から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は422,999百万円、繰延ヘッジ利益の総額は410,931百万円であります。 ・為替変動リスク・ヘッジ 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	
9　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左
10　税効果会計に関する事項	中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	―――――

	前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
11　その他(中間)財務諸表作成のための重要な事項	――――	――――	(1) 自己株式及び法定準備金の取崩等に関する会計基準 「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)が平成14年4月1日以後に適用されることになったことに伴い、当事業年度から同会計基準を適用しております。これによる当事業年度の資産及び資本に与える影響はありません。 なお、財務諸表等規則及び銀行法施行規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則及び銀行法施行規則により作成しております。 (2) 1株当たり当期純利益に関する会計基準 「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が平成14年4月1日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針を適用しております。これによる影響は、ありません。

表示方法の変更

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)
(中間貸借対照表) 「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、前中間会計期間において「その他資産」に含めて表示していた「債券借入取引担保金」並びに「その他負債」に含めて表示していた「債券貸付取引担保金」は、当中間会計期間よりそれぞれ「債券貸借取引支払保証金」並びに「債券貸借取引受入担保金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は2,186,491百万円、「その他負債」は3,820,124百万円減少し、「債券貸借取引支払保証金」、「債券貸借取引受入担保金」はそれぞれ同額増加しております。	――――

追加情報

前中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)
1　外貨建取引等会計処理基準 従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号。以下「旧報告」という。)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しておりましたが、当中間会計期間からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。 外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 なお、当中間会計期間は、日本公認会計士協会業種別監査委員会報告第25号に規定する経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、中間貸借対照表上、相殺表示しております。	――――	外形標準課税に係る事業税 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年４月１日東京都条例第145号)(以下、「都条例」という。)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成12年10月18日、株式会社さくら銀行及び株式会社住友銀行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年３月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しました。さらに、平成14年３月29日、東京都は、東京高等裁判所に控訴し、同年４月９日、株式会社三井住友銀行を含む一審原告各行も東京高等裁判所に控訴し、平成15年１月30日、東京高等裁判所は、都条例が違法無効であることを理由として、誤納金36,175百万円の請求を認める判決を言い渡しました。同年２月10日、東京都は、上告及び上告受理申立てをし、同月13日、株式会社三井住友銀行を含む一審原告各行も上告及び上告受理申立てをしております。 このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
資金関連スワップ取引については、債権元本相当額及び債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益又は未払費用を計上しております。 なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。 この変更による中間財務諸表への影響は軽微であります。		、東京都に係る事業税については、前々期が株式会社さくら銀行が第11期に計上した金額と株式会社住友銀行が第157期に計上した金額の合計で16,833百万円、前期が株式会社三井住友銀行が第１期に計上した金額が19,862百万円、当期が1,439百万円（株式会社三井住友銀行が第２期に計上した金額との合計で18,269百万円）を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常利益はそれぞれ同額減少しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は32,495百万円減少しております。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は98,703百万円減少し、「再評価に係る繰延税金負債」は3,236百万円減少しており、これらにより純資産額は95,467百万円減少しております。 また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年６月９日大阪府条例第131号）（以下、「府条例」という。）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。 平成14年４月４日に、株式会社三井住友銀行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。なお、大阪府に係る事業税については、平成14年５月30日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成14年５月30日大阪府条例第77号）（以下、「平成14年改正府条例」という。）が、平成15年４月１日に「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例の一部を改正する条例」（平成15年３月25日大阪府条例第14号）（以下、「平成15年改正府条例」という。）

前中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)
２　自己株式及び法定準備金取崩等会計基準 当中間会計期間より、「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準委員会平成14年２月21日)を適用しております。この変更による当中間会計期間の資産及び資本に与える影響はありません。 なお、中間財務諸表等規則及び銀行法施行規則の改正により、当中間会計期間における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則及び銀行法施行規則により作成しております。		が、それぞれ施行されたことにより、府条例による課税標準等の特例は平成15年４月１日以後開始する事業年度より適用されることとなりました。これにより、当期に係る大阪府に対する事業税については、平成15年改正府条例附則２の適用を受け、当行の場合、外形標準課税基準と所得基準のうち低い額となる、所得を課税標準として計算される額を申告・納付する予定であります。ただし、この申告・納付によって、府条例、平成14年改正府条例及び平成15年改正府条例を合憲・適法なものと認めたということではありません。また、当該事業税は税効果会計の計算に含められる税金でないため、所得が課税標準である場合に比べ、「繰延税金資産」は48,699百万円減少し、「再評価に係る繰延税金負債」は1,575百万円減少しており、これらにより純資産額は47,124百万円減少しております。

注記事項

（中間貸借対照表関係）

前中間会計期間 （平成14年９月30日現在）	当中間会計期間 （平成15年９月30日現在）	前事業年度 （平成15年３月31日現在）
※１　子会社の株式及び出資総額 1,019,926百万円 ※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に301百万円含まれております。 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,175,522百万円、当中間期末に当該処分をせずに所有しているものは91,410百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。 ※３　貸出金のうち、破綻先債権額は217,883百万円、延滞債権額は2,766,157百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※１　子会社の株式及び出資総額 1,180,395百万円 ※２　無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に119百万円含まれております。 無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は634,902百万円、当中間会計期間末に当該処分をせずに所有しているものは124,360百万円であります。 ※３　貸出金のうち、破綻先債権額は145,947百万円、延滞債権額は1,957,746百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※１　子会社の株式及び出資総額 1,185,319百万円 ※２　無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「国債」に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に140百万円含まれております。 無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差入れている有価証券は2,064,696百万円、当期末に当該処分をせずに所有しているものは84,767百万円であります。 ※３　貸出金のうち、破綻先債権額は172,403百万円、延滞債権額は2,390,173百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。 なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間会計期間 (平成14年９月30日現在)	当中間会計期間 (平成15年９月30日現在)	前事業年度 (平成15年３月31日現在)
※４　貸出金のうち、３カ月以上延滞債権額は95,504百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※４　貸出金のうち、３カ月以上延滞債権額は94,513百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※４　貸出金のうち、３カ月以上延滞債権額は114,756百万円であります。 なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※５　貸出金のうち、貸出条件緩和債権額は2,551,359百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※５　貸出金のうち、貸出条件緩和債権額は1,634,826百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※５　貸出金のうち、貸出条件緩和債権額は2,492,199百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,630,903百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,833,032百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、38,941百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,169,531百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、40,811百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は956,292百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は883,483百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は985,472百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　41,996百万円 特定取引資産　551,457百万円 有価証券　13,042,923百万円 貸出金　3,880,182百万円 担保資産に対応する債務 コールマネー　1,220,000百万円 売現先勘定　1,914,605百万円 債券貸借取引受入担保金　3,561,622百万円 売渡手形　10,203,400百万円 借用金　63,391百万円 支払承諾　41,946百万円	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　53,671百万円 特定取引資産　556,820百万円 有価証券　9,487,876百万円 貸出金　3,760,959百万円 担保資産に対応する債務 コールマネー　1,255,000百万円 売現先勘定　1,850,259百万円 債券貸借取引受入担保金　4,355,513百万円 売渡手形　5,715,900百万円 支払承諾　65,918百万円	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　105,888百万円 特定取引資産　988,846百万円 有価証券　11,309,257百万円 貸出金　4,738,320百万円 担保資産に対応する債務 コールマネー　1,700,000百万円 売現先勘定　4,106,910百万円 債券貸借取引受入担保金　4,159,736百万円 売渡手形　6,203,300百万円 支払承諾　96,270百万円

前中間会計期間 (平成14年９月30日現在)	当中間会計期間 (平成15年９月30日現在)	前事業年度 (平成15年３月31日現在)
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金57,093百万円、特定取引資産171百万円、有価証券1,253,732百万円及び貸出金1,702,156百万円を差し入れております。 また、動産不動産のうち保証金権利金は95,984百万円、その他資産のうち先物取引差入証拠金は13,116百万円であります。 なお、手形の再割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は53,829百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金44,722百万円、特定取引資産4,204百万円、有価証券3,934,561百万円及び貸出金968,383百万円を差し入れております。 また、動産不動産のうち保証金権利金は87,330百万円、その他資産のうち先物取引差入証拠金は6,215百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金54,330百万円、特定取引資産13,937百万円、有価証券4,647,739百万円及び貸出金781,138百万円を差し入れております。 また、動産不動産のうち保証金権利金は91,594百万円、その他資産のうち先物取引差入証拠金は12,479百万円であります。
※９ 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,635,143百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが25,274,241百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※９ 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、26,011,228百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが23,996,662百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※９ 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,744,811百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが25,709,692百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

前中間会計期間 (平成14年９月30日現在)	当中間会計期間 (平成15年９月30日現在)	前事業年度 (平成15年３月31日現在)
※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,129,258百万円、繰延ヘッジ利益の総額は1,283,345百万円であります。 ※11　動産不動産の減価償却累計額 522,518百万円 ※12　動産不動産の圧縮記帳額 74,203百万円 (当中間期圧縮記帳額 －百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,684,654百万円が含まれております。 ※14　社債には、劣後特約付社債776,962百万円が含まれております。 ※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失としてその他資産に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,699,020百万円、繰延ヘッジ利益の総額は1,605,960百万円であります。 ※11　動産不動産の減価償却累計額 467,234百万円 ※12　動産不動産の圧縮記帳額 69,678百万円 (当中間会計期間圧縮記帳額 －百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,377,618百万円が含まれております。 ※14　社債には、劣後特約付社債849,176百万円が含まれております。 ※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は937,683百万円、繰延ヘッジ利益の総額は1,093,469百万円であります。 ※11　動産不動産の減価償却累計額 497,262百万円 ※12　動産不動産の圧縮記帳額 71,044百万円 (当期圧縮記帳額 －百万円) ※13　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,513,625百万円が含まれております。 ※14　社債には、劣後特約付社債634,859百万円が含まれております。 ※15　特別法上の引当金は金融先物取引責任準備金18百万円であります。 ※16　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び 平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

（中間損益計算書関係）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
※１　その他経常収益には、株式等売却益35,153百万円を含んでおります。	※１　その他経常収益には、株式等売却益50,910百万円を含んでおります。	※１　その他経常収益には、株式等売却益3,145百万円及び退職給付信託に係る信託設定益660百万円を含んでおります。
※２　減価償却実施額は下記のとおりであります。 建物・動産　16,974百万円 その他　13,384百万円	※２　減価償却実施額は下記のとおりであります。 建物・動産　14,785百万円 その他　13,332百万円	※２　減価償却実施額は下記のとおりであります。 建物・動産　497百万円 その他　70百万円
※３　その他経常費用には、貸倒引当金繰入額161,398百万円、貸出金償却88,928百万円及び株式等償却175,452百万円を含んでおります。	※３　その他経常費用には、貸出金償却337,901百万円を含んでおります。	※３　その他経常費用には、株式等売却損5,802百万円、株式等償却1,076百万円及び東京都に係る事業税1,439百万円を含んでおります。
	※４　特別利益には、貸倒引当金戻入益13,787百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,097百万円を含んでおります。	※４　特別利益には、貸倒引当金戻入益38,145百万円及び債権売却損失引当金戻入益58百万円を含んでおります。
※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円、店舗の統廃合等に伴う動産不動産処分損11,182百万円及びソフトウェアの除却損12,041百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円及び店舗の統廃合等に伴う動産不動産処分損6,787百万円を含んでおります。	※５　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額831百万円及び店舗の統廃合等に伴う動産不動産処分損1,819百万円を含んでおります。

（リース取引関係）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額	・リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
取得価額相当額 動産　51,818百万円 その他　8,003百万円 合計　59,822百万円	取得価額相当額 動産　15,274百万円 その他　1,211百万円 合計　16,485百万円	取得価額相当額 動産　42,408百万円 その他　9,029百万円 合計　51,438百万円
減価償却累計額相当額 動産　24,766百万円 その他　2,488百万円 合計　27,254百万円	減価償却累計額相当額 動産　10,530百万円 その他　1,062百万円 合計　11,593百万円	減価償却累計額相当額 動産　20,663百万円 その他　4,210百万円 合計　24,873百万円
中間期末残高相当額 動産　27,052百万円 その他　5,514百万円 合計　32,567百万円	中間会計期間末残高相当額 動産　4,743百万円 その他　149百万円 合計　4,892百万円	期末残高相当額 動産　21,745百万円 その他　4,818百万円 合計　26,564百万円
・未経過リース料中間期末残高相当額 １年内　9,448百万円 １年超　23,997百万円 合計　33,446百万円	・未経過リース料中間会計期間末残高相当額 １年内　2,257百万円 １年超　2,944百万円 合計　5,201百万円	・未経過リース料期末残高相当額 １年内　7,974百万円 １年超　19,453百万円 合計　27,427百万円
・当中間期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　6,097百万円 減価償却費相当額　5,652百万円 支払利息相当額　470百万円	・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,504百万円 減価償却費相当額　1,393百万円 支払利息相当額　74百万円	・当期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　402百万円 減価償却費相当額　372百万円 支払利息相当額　33百万円
・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。	・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
２　オペレーティング・リース取引 ・未経過リース料 １年内　16,391百万円 １年超　100,605百万円 合計　116,997百万円	２　オペレーティング・リース取引 ・未経過リース料 １年内　15,596百万円 １年超　86,105百万円 合計　101,702百万円	２　オペレーティング・リース取引 ・未経過リース料 １年内　14,933百万円 １年超　89,421百万円 合計　104,355百万円

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの

Ⅰ　当中間会計期間（平成15年９月30日現在）

	中間貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	80,640	92,374	11,734
関連会社株式	―	―	―
合計	80,640	92,374	11,734

（注）　時価は、当中間会計期間末日における市場価格等に基づいております。

Ⅱ　前中間会計期間（平成14年９月30日現在）

	中間貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	103,819	89,424	△14,395
関連会社株式	8,485	10,111	1,625
合計	112,305	99,535	△12,769

（注）　時価は、前中間会計期間末日における市場価格等に基づいております。

Ⅲ　前事業年度（平成15年３月31日現在）

	貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	80,640	60,212	△20,428
関連会社株式	―	―	―
合計	80,640	60,212	△20,428

（注）　時価は、前事業年度末日における市場価格等に基づいております。

(重要な後発事象)

前中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前事業年度 (自　平成14年４月１日 至　平成15年３月31日)
１　平成14年９月26日開催の第１回第一種優先株式、第２回第一種優先株式および第五種優先株式にかかる種類株主総会において、また、平成14年９月27日開催の当行の臨時株主総会において、株式移転による完全親会社設立が承認され、当行は平成14年12月２日に、株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、当行は同社の完全子会社となりました。 設立された完全親会社の概要については、「第５　経理の状況　１　中間連結財務諸表等　(1) 中間連結財務諸表(重要な後発事象)」に記載しております。 ２　当行は、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約書を締結いたしました。当該分割契約書は、平成14年12月17日開催の当行の臨時株主総会において承認されました。 分割の目的、分割契約書の要旨および承継する営業の内容等については、「第５　経理の状況　１　中間連結財務諸表等　(1) 中間連結財務諸表(重要な後発事象)」に記載しております。	――――	――――

(2) 【信託財産残高表】

資産

科目	当中間会計期間 (平成15年９月30日現在)	
	金額(百万円)	構成比(%)
貸出金	19,100	7.15
有価証券	3,001	1.13
金銭債権	219,966	82.38
その他債権	0	0.00
銀行勘定貸	24,944	9.34
合計	267,013	100.00

負債

科目	当中間会計期間 (平成15年９月30日現在)	
	金額(百万円)	構成比(%)
金銭信託	22,127	8.29
金銭債権の信託	209,545	78.48
包括信託	35,340	13.23
合計	267,013	100.00

(注) 1　共同信託他社管理財産はありません。
　　 2　元本補てん契約のある信託については取り扱っておりません。

(3) 【その他】

該当ありません。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書　　平成15年６月３日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(2) 臨時報告書　　平成15年６月26日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(3) 有価証券報告書及びその添付書類　　事業年度(第７期)　自　平成14年４月１日　至　平成15年３月31日　　平成15年６月30日　関東財務局長に提出。

(4) 有価証券届出書及びその添付書類　　平成15年７月１日　関東財務局長に提出。

普通社債及び劣後特約付社債の募集を対象とする有価証券届出書であります。

(5) 有価証券届出書の訂正届出書　　平成15年７月７日　関東財務局長に提出。

平成15年７月１日提出上記(4)の有価証券届出書に係る訂正届出書であります。

(6) 有価証券届出書の訂正届出書及びその添付書類　　平成15年７月14日　関東財務局長に提出。

平成15年７月１日提出上記(4)の有価証券届出書に係る訂正届出書であります。

(7) 有価証券届出書の訂正届出書　　平成15年７月16日　関東財務局長に提出。

平成15年７月１日提出上記(4)の有価証券届出書に係る訂正届出書であります。

(8) 有価証券届出書の訂正届出書　　平成15年７月18日　関東財務局長に提出。

平成15年７月１日提出上記(4)の有価証券届出書に係る訂正届出書であります。

(9) 有価証券届出書及びその添付書類　　平成15年９月17日　関東財務局長に提出。

普通社債の募集を対象とする有価証券届出書であります。

(10) 臨時報告書　　平成15年10月１日　関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第11号及び第18号(債権の取立不能又は取立遅延のおそれ)に基づく臨時報告書であります。

(11) 有価証券届出書の訂正届出書　　平成15年10月２日　関東財務局長に提出。

平成15年９月17日提出上記(9)の有価証券届出書に係る訂正届出書であります。

(12) 有価証券届出書の　　　　　　　　　　　　　　　　　　　　　平成15年10月６日
訂正届出書　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。
及びその添付書類

平成15年９月17日提出上記(9)の有価証券届出書に係る訂正届出書であります。

(13) 有価証券届出書の　　　　　　　　　　　　　　　　　　　　　平成15年10月８日
訂正届出書　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

平成15年９月17日提出上記(9)の有価証券届出書に係る訂正届出書であります。

第二部 【提出会社の保証会社等の情報】

該当ありません。

中　間　監　査　報　告　書

平成14年12月19日

株式会社三井住友銀行
　頭取　西　川　善　文　殿

朝日監査法人

代表社員	公認会計士	岩　本　　繁	㊞
代表社員 関与社員	公認会計士	大　東　正　躬	㊞
関与社員	公認会計士	髙　波　博　之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が株式会社三井住友銀行及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

特記事項

重要な後発事象の項に記載されているとおり、

① 会社は、平成14年12月２日に株式移転により、完全親会社である株式会社三井住友フィナンシャルグループを設立した。この結果、会社は同社の完全子会社となった。

② 会社は、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約を締結し、平成14年12月17日開催の臨時株主総会において、分割契約書の承認を得た。

③ 会社の完全親会社である株式会社三井住友フィナンシャルグループと会社の子会社である株式会社日本総研ホールディングズは、平成14年12月２日に合併契約を締結した。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※ 上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友銀行
　取締役会　御中

朝日監査法人

代表社員	公認会計士	岩　本　　　繁　㊞
代表社員 関与社員	公認会計士	沼　野　廣　志　㊞
代表社員 関与社員	公認会計士	髙　波　博　之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

中　間　監　査　報　告　書

平成14年12月19日

株式会社三井住友銀行
頭取　西　川　善　文　殿

朝日監査法人

代表社員	公認会計士	岩　本　　繁	㊞
代表社員 関与社員	公認会計士	大　東　正　躬	㊞
関与社員	公認会計士	髙　波　博　之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成14年４月１日から平成15年３月31日までの第２期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が株式会社三井住友銀行の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

特記事項

重要な後発事象の項に記載されているとおり、

①　会社は、平成14年12月２日に株式移転により、完全親会社である株式会社三井住友フィナンシャルグループを設立した。この結果、会社は同社の完全子会社となった。

②　会社は、平成14年12月２日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の４社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約を締結し、平成14年12月17日開催の臨時株主総会において、分割契約書の承認を得た。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

株式会社三井住友銀行
　取締役会　御中

朝日監査法人

代表社員	公認会計士	岩	本		繁	㊞
代表社員 関与社員	公認会計士	沼	野	廣	志	㊞
代表社員 関与社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成15年４月１日から平成16年３月31日までの第１期事業年度の中間会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

File No. 82-4395
Exhibit A3(a)

経営の健全化のための計画の履行状況に関する報告書

平成 15 年 12 月

株式会社　三井住友フィナンシャルグループ

目　次

経営の概況

図 表

1．15年9月期決算の概況

三井住友フィナンシャルグループの収益の中核となる三井住友銀行の15年9月期決算は、(図表1-1)収益動向及び計画に示した通りであります。

[業務粗利益]

15年9月期の業務粗利益は、前年同期比1,080億円減益の7,953億円となりました。これは、14年9月期にトレジャリー部門が内外金利の低下を捉えたオペレーションの奏効から高水準の収益を計上しており、これが反落したことによるものであります。

[経費]

経費につきましては、前年同期比293億円の減少となりました。これは、人員の削減や賞与ファンドの削減により人件費が175億円減少したほか、14年度に完了したシステム統合・国内店舗統合の効果により物件費が102億円減少したことが主な要因であります。

[業務純益]

以上の結果、一般貸倒引当金繰入前の業務純益は4,993億円と前年同期比788億円の減益となりました。

[臨時損益その他]

臨時損益に計上される不良債権処理損失額につきましては、3,736億円となりました。なお、個別、一般及び特定海外債権引当金を合計した貸倒引当金がネットで戻入れとなったこと、債権売却損失引当金も戻入れとなったことから、この戻入額142億円を特別利益に計上しております。従って、不良債権処理損失額と貸倒引当金等の戻入れの合計となる与信関係費用は3,594億円となっております。

また、株式等関係損益につきましては、前期に大幅な含み損処理を実施したことから償却が少額に止まったことや株価の回復により売却益を計上したこと等から、188億円の利益となりました。

[経常利益]

以上の結果、経常利益は1,052億円と前年同期比53億円の増益となりました。

［特別損益］

経営合理化の一環として廃止した店舗等の売却に伴う不動産処分損等により、動不動産処分損益が 64 億円の損失となったほか、退職給付会計基準変更時差異償却として 101 億円を計上する一方、貸倒引当金戻入益及び債権売却損失引当金戻入益として 142 億円を計上したほか、東京都外形標準課税訴訟に関し、訴訟上の和解を行い、東京都から還付税金及び還付加算金を 403 億円受領したこと等により、特別損益は前年同期比 761 億円増益の 378 億円の利益となりました。

［当期利益］

以上の結果、中間純利益は前年同期比 941 億円増益の 1,396 億円となりました。

［中間連結決算］

三井住友フィナンシャルグループの 15 年 9 月期連結決算は、(図表 1-2)収益動向に示した通りであります。

連結の損益といたしましては、経常利益は前年同期比 156 億円増益の 1,655 億円、中間純利益は前年同期比 883 億円増益の 1,435 億円となりました。

また、15 年 9 月末の連結自己資本比率は、10.94%となりました(図表 2)。

［剰余金の推移］

以上の結果、15 年 9 月期における三井住友フィナンシャルグループ及びその 100%出資子会社合算の剰余金につきましては、16,174 億円となりました。

＜剰余金の積み上がり状況＞

(億円)

	15/3 月期 実績	15/9 月期 実績	16/3 月期 計画
期末合算剰余金(注)	10,130	16,174	15,906
その他資本剰余金	4,139	8,985	8,985

(注)三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計

[16年3月期決算見込み]

16年3月期に関し、三井住友銀行におきましては業務純益(一般貸倒引当金繰入前)1兆円、当期利益2,000億円を見込んでおります。また、三井住友フィナンシャルグループ(連結)といたしましては、経常利益3,200億円、当期利益2,300億円を見込んでおります。

2．経営健全化計画の履行概況

(1) 15年3月期業務改善命令への対応の進捗状況

「経営健全化計画に係る15年3月期の収益目標と実績との乖離が相当程度にとどまらず大幅なものであり、かつ、積極的な不良債権処理を考慮してもなお大幅に乖離しており、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、8月1日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第20条第2項及び銀行法第52条の33第1項の規定に基づき、行政処分(業務改善命令)を受け、8月29日に業務改善計画を提出いたしました。

15年9月期の中間純利益は1,396億円と年間計画を396億円上回る実績となりましたほか、後述の業務再構築の進捗状況以下に記載の通り、各項目とも順調な進捗となっております。三井住友フィナンシャルグループといたしましては、引き続き経営努力を重ね、収益力の強化を図り、公的資金の早期返済に向けて全力で取り組んでまいります。

なお、業務改善計画の15年9月期における進捗状況につきましては、取締役会に報告の上、11月28日に金融庁に提出いたしました。

(2) 業務再構築等の進捗状況

[個人金融ビジネス]

三井住友フィナンシャルグループにおきましては、個人金融ビジネスを最注力分野の一つと位置付け、三井住友銀行(以下、当行)を中核とした積極的かつ効率的な業務展開により、収益増強を図っております。

①コンサルティングビジネスの推進

富裕層・資産運用層(企業オーナー等の資産家を中心とした層)、資産形成層(主として勤労世帯およびその退職者等を中心とする層)の各々のお客さまに対して、「プライベートバンカー」、「ファイナンシャル・コンサルタント」、「マネーライフ・コンサルタント」等による質の高いコンサルティングを通じて、お客さまの「資産運用」と「資金調達」の両面において金融商品・サービスを総合的に提供しております。

お客さまの資産運用につきましては、投資信託、投資型年金等の提供商品の充実を継続的に図るとともに、コンサルティング・サービスの向上に努めております。

一方、お客さまの資金調達につきましては、294 拠点(15 年 9 月末)に配置している「MCデスク」におけるライフプラン相談等を通じ、住宅ローンの借換やリフォーム、教育等の目的に応じた様々なローンニーズに対するきめ細かな対応を実施しております。このほか、15 年上期には、超長期固定金利型商品等新商品の導入や、住宅ローンの専門拠点であるローンプラザの増設(12 拠点)等を行い、取組額の増強に努めております。

②決済ファイナンスビジネスの抜本的強化

「お客さまの日常生活において様々な形で発生する決済ファイナンスニーズに的確にお応えできる豊富な金融サービスをご用意し、当該サービスに応じた対価を頂戴する」という考え方を基本に、グループ総合力を活かして、決済サービスの機能向上による収益機会の拡充、コンシューマー・ファイナンス分野でのマーケットシェア拡大に取り組んでおります。

具体的には、これまで個別の商品として提供しておりました、①ポイント制普通預金「One's Plus」、②新型カードローン「One's クイック」、③リモートチャネル「One's ダイレクト」、④三井住友 VISA カード、を同時にお申し込み頂き、ポイント制度による景品交換・ATM時間外手数料無料化やクレジットカード年会費無料等の各種特典をまとめてご提供するパッケージサービス「One's Style」の取扱いを 15 年 11 月より開始いたしました。本商品は、新規口座開設の過半を占め、またクレジットカード・カードローンの申し込みの 7～8 割を占める 20 代 30 代のお客さまにターゲットを絞ることにより効率的・効果的なマーケティングを行うことを狙いとして、当行と三井住友カードが協働で商品開発を行ったものであります。

③ローコストオペレーションの徹底

ローコストオペレーションの徹底に向けた取り組みといたしましては、支店における事務処理を可能な限り集中化することによって、営業活動を活性化すると同時にトータルの事務コストを削減することを狙いとして、ハブ＆スポーク体制への移行を進めてお

ります。9月までに12のハブセンターを設置した上で、77ヶ店の事務処理をハブセンターに集中いたしました。

[法人金融ビジネス・投資銀行ビジネス]

本邦最大規模の法人のお客さまの基盤をベースに、お客さまサービスの一段の向上と法人金融ビジネスのリスク勘案後収益力の強化をすすめております。

①リスク・リターンの適正化とリスクテイク能力の強化

リスク・リターンの適正化につきましては、融資慣行の見直しとして、貸出に内包されるリスクについて、お客さまと認識を共有し、その上でお互いに納得できる取引条件、取引形態への移行を進めることによって、リスクに見合った適正なリターンを確保する新たな取引関係の構築を進めております。

また、リスクテイク能力の強化に向けて、信用リスク評価の一層の高度化に努めるとともに、①リスク・ミニマイズ型貸金からリスクテイク型貸金への転換、②画一的審査からリスク量に応じた審査への転換、③リスクコントロール手法の高度化、を基本方針とする「審査改革」を進めております。具体的には、従来のミドルⅠ、ミドルⅡファンドの採り上げ基準を標準化・簡素化し、且つ対象先を大幅に拡大した「Nファンド」、ＣＬＯ方式による資金提供スキーム「ＳＭＢＣ－ＣＬＯ」、小口定型貸金「ビジネスセレクトローン」をリスクテイク商品の中核と位置付け、積極的に推進しております。15年上期におきましてはリスクテイク商品全体で、約1兆2,600億円の投入を実施いたしました。また、日本税理士連合会と連携し、同連合会制定の中小会社会計基準に基づき税理士が中小企業の計算書類を作成したことを確認する書類を活用した、新商品「クライアントサポートローン」の取扱いを15年8月より開始いたしました。

②金融ソリューション提供力の強化

大企業および中堅・中小企業のお客さまの企業価値向上に向けて、お客さまの事業リスク・経営リスクにまで踏み込んだソリューション提案型ビジネスを推進・強化しております。従来より、財務リストラといったＢ／Ｓ面のソリューション・ニーズはもとより、売上高増加や経費削減等Ｐ／Ｌ面のソリューション・ニーズに対し、資産流動化や

ＣＭＳによる資金管理効率化等を提供しておりますが、本年 10 月より、お客さまの業務斡旋ニーズに対応するために、「ＳＭＢＣファインダーサービス」としてビジネスマッチング業務の取扱いを開始いたしました。

また、多様な資金調達ニーズに対応するために、積極的に取り組んでおりますシンジケーション業務につきましては、お客さまの信用力を金融市場にアピールする「デットＩＲ」活動の支援も含め、トータルなサポート体制をとっております。この結果、国内シンジケーションの 15 年上期組成実績は約 200 件/2 兆 1,900 億円と、前年同期比件数ベースで約 1.5 倍、組成額ベースで約 2,900 億円の増加となりました。

③ミドル・スモール層を中心とした新規顧客の開拓

昨年度より取扱いを開始した「ビジネスセレクトローン」等の経験・ノウハウを活用し、当行が拠点展開をしていない地方を含めた未取引のミドル・スモールマーケットを開拓するため、ローコストかつ効率的な拠点展開を進めております。

営業展開を行っていない地方マーケットにおきましては、グループ各社の営業拠点等を活用し、取扱いを貸金業務に限定した専門拠点である「法人営業所」を 15 年 9 月末までに 4 拠点新設いたしました。また、支店はあるものの法人取引拠点が無い地域に、最寄の法人営業部やビジネスサポートプラザの出先として「分室」を 10 拠点設置いたしました。

［国際金融ビジネス］

アジア地域における業務推進体制強化施策として、引き続き中国における体制強化に取り組んでおります。その一環として、上海支店に中国国内の営業企画機能を集中して同支店を核とする現地密着型の営業ネットワークを確立するとともに、ＣＭＳ商品企画、企業調査、市場営業等の専門部署も新たに設置して、顧客対応力を大きく強化しております。

また、欧州における当行グループの中核といたしまして 15 年 3 月に欧州三井住友銀行を新たに設置しておりますが、現地スタンダードに基づいた体制も確立され、順調に運営されてきております。

(3) 経営合理化の進捗状況

[総経費]

15 年 9 月期の総経費(業務純益ベース)は、人員の削減、賞与ファンドの削減および 14 年度に完了したシステム統合・国内店舗統合の効果から 2,960 億円と、前年同期比 293 億円の削減を実現いたしました。

人件費につきましては、従業員給与の 8 年連続ベア凍結や人員の削減を引き続き進めたほか、賞与ファンドの削減(前年同期比 16.5%)を実施した結果、1,140 億円と前年同期比 175 億円の削減となりました。今後も引き続きハブ&スポーク体制による営業店事務プロセスの抜本的効率化、OBや派遣社員による従業員の代替、即ち、人材ポートフォリオの組み替え等を順次進めていくことによって、一段の人件費削減を進めていく方針であります。

また、15 年 10 月からは従業員組合の同意を得た上で、就業規則の給与規定を減額改定し、給与の減額相当分を賞与として成果に応じ配分することとしております。これは、メリハリの効いた人事処遇を実現することによって、当行の収益力を一段と強化することを狙いとするものであります。

物件費につきましては、14 年度に旧さくら銀行・旧住友銀行間のシステム統合および立地重複支店の統合を完了し、システム維持費用の削減や余剰スペースの返還・売却が進んだこと、15 年 4 月に当行の情報システム部門を日本総合研究所に統合し、グループIT支出一元化による調達力強化ならびに設備集約による効率化を進めていること等から、1,667 億円と前年同期比 102 億円の削減となりました。

[役職員数]

15 年 9 月末の役員数は、24 名(三井住友フィナンシャルグループと三井住友銀行の常勤兼務者 4 名を含む)となりました。なお、15 年度の役員報酬は一段の追加削減を実施いたしました。また、役員賞与につきましても、平成 8 年以降不支給としております。

従業員数は、4 月に新卒者 727 名の採用を実施した上で、15 年 3 月末比 186 名減少の 23,838 名となり、計画比順調な進捗となっております。

[国内店舗・海外拠点数]

15 年 9 月末の国内本支店数は、15 年 3 月末比 2 ヶ店減少の 435 ヶ店となり、15 年度の計画値を達成いたしました。今後は都心店を中心に更なる効率化を追求する一方、「ローンプラザ」や「法人営業所」等、新たな拠点展開を進めてまいります。

また、15 年 9 月末の海外支店数は 20 ヶ店となっております。

(4) 不良債権処理の進捗状況

15 年 9 月期の与信関係費用につきましては、引き続き不良債権のオフバランス化を積極的に推進したほか、デフレ環境が完全には回復してきたとは言えない状況下資産劣化によるコストが発生したこと等により、3,594 億円となりました。

破綻懸念以下先の債権につきましては1兆1,869億円のオフバランス化を実施したほか、要管理債権につきましても 15 年 3 月末比 8,776 億円の減少となったことから、金融再生法に基づく開示債権は 3 兆 8,666 億円と 15 年 3 月末比 1 兆 3,947 億円の大幅削減となりました。また、不良債権比率につきましても、6.4%(15 年 3 月末比▲2.0%)と順調に低下いたしました。

なお、経済合理性、経営責任の明確化、社会的影響を考慮した上で、2 社で 2,580 億円の債権放棄を実施しております。

当行といたしましては、金融再生プログラムの趣旨をふまえ、16 年度末における不良債権比率の半減に向けて、バランスシートのさらなるクリーンアップを進めるべく、引き続き不良債権残高の削減に取り組んでまいります。

また、三井住友フィナンシャルグループは、ゴールドマン・サックス証券会社、大和証券ＳＭＢＣプリンシパル・インベストメンツ株式会社および日本政策投資銀行と協働して企業再生事業に本格的に進出するため、15 年 11 月、企業再生支援を目的とした合弁会社「ＳＭＦＧ企業再生債権回収株式会社」を共同して設立いたしました。

(5) 国内向け貸出の進捗状況

[15 年 9 月期の実績等の状況]

15 年 9 月期における国内貸出（インパクトローンを除く実勢ベース）は、15 年 3 月末対比 5,177 億円の減少となりました。企業規模別では、大企業および中堅企業向け貸出は企業のバランスシート調整や「交付税及び譲与税配付金特別会計」向け貸出の減少等を主因に約 8,800 億円減少いたしましたが、中小企業向け貸出は 58 億円、個人向け貸出は住宅ローンを中心に約 3,600 億円の増加となりました。

15 年 9 月期の中小企業向け貸出の実績は、財務リストラに伴う有利子負債圧縮の動きが依然として強いことに加え、不良債権の早期処理に向けて問題債権の回収も重要な経営課題として取り組んでいる一方、各種施策を講じた結果、15 年 3 月末比 58 億円の増加となりました。

なお、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[15 年上期の中小企業向け貸出の増強に向けた取組について]

健全な経営内容の中小企業に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、中小企業向け貸出の増強に向けて多様な施策を講じ、本支店一体となって最大限努力いたしました。

特に、昨年度より「融資慣行の見直しとリスクテイク能力の強化」を目的とした「貸出業務改革」に取り組んでおり、資金供給能力の強化に向け、従来の担保依存ではなく、適正利鞘の確保を前提とした原則無担保のポートフォリオ型貸出を「リスクテイク商品」と位置付け、積極的に推進しております。

15 年上期の推進体制と主な施策は以下の通りであります。

＜推進体制＞

①ミドルマーケット

中堅・中小企業との取引深耕および新規取引先開拓を主たるミッションとする「法人営業部」を 15 年 9 月末で 179 ヶ所設置し、中小企業の資金需要の発掘・資金ニーズへ

の対応に最大限注力してまいりました。

②スモールマーケット

中小企業のあらゆるニーズに対応する専門拠点として「ビジネスサポートプラザ」を15年9月末で48ヶ所設置し、信用保証協会保証付貸出やビジネスセレクトローンなどの定型商品を中心に中小企業の資金需要の発掘・対応に注力しております。また、「法人プロモーションオフィス」では、広告等のお問い合わせへの対応といったお客さまの利便性向上の観点からのインバウンド活動に加え、中小企業の資金需要の発掘の観点からの積極的なアウトバウンド活動を行っております。

<15年上期に実施した主な施策>

①推進体制の強化

a．ビジネスサポートプラザ、法人プロモーションオフィスへの追加人員投入

「ビジネスセレクトローン」等リスクテイク商品の取組強化の観点より、15年上期に、ビジネスサポートプラザ及び法人プロモーションオフィスに合計で182名の追加人員を投入いたしました。

b．中小企業専担部付部長の追加配置

昨年度、ミドルマーケット等に対してきめ細かく取り組むべく中小企業専担部付部長を配置しましたが、実績面で一定の成果が認められ、またお客さまからの評価も良好であることから、15年上期は28名を追加で配置いたしました。

c．「法人営業所」の設置

今年度より、当行の拠点がない店舗空白地における新規マーケットの開拓を目的に、法人専門拠点である「法人営業所」を15年上期に4拠点設置いたしました。「法人営業所」は、グループ会社等との共同店舗の形態で出店することを基本として、預金・為替業務は行わず4～5名程度の少人数体制で「ビジネスセレクトローン」の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け貸出の拡大を図ることを狙いとしております。

ｄ．法人営業部・ビジネスサポートプラザの分室の設置

当行の支店はあるものの法人拠点がない地域に、最寄の法人営業部・ビジネスサポートプラザの出先として分室を設置いたしました。既存法人拠点の統廃合により広域化したマーケットを再分割することで、中小企業のお客さまに対するきめ細かな対応を可能とし、リスクテイク商品の販売を主体に中小企業向け貸出の拡大を図ることを狙いとして、15年上期には10拠点を設置いたしました。

②商品の拡充・推進

ａ．ビジネスセレクトローンの推進

スモールマーケット向けの主力商品である「ビジネスセレクトローン」につきましては、マスメディア等による広告に加え、法人プロモーションオフィスを通じた顧客開拓等、積極的な販売活動を行い、15年上期には、約1万5,600件で約3,100億円の取組実績をあげることが出来ました。また、中小企業のお客さまの様々なニーズに応えるべく、15年8月に日本税理士会連合会との連携による新商品「クライアントサポートローン」の取扱を開始し、販路の拡大に努めてまいりました。

ｂ．「Ｎファンド」の創設

ミドルマーケットに対しましては、昨年度より原則無担保のリスクテイク商品である「ミドルⅠファンド」および「ミドルⅡファンド」を主体に、中小企業向け資金供給能力の向上を目指してまいりましたが、今年度はこのノウハウを活用・発展させ、採り上げ基準を標準化・簡素化することにより対象マーケットを更に拡大した新たなリスクテイク商品である「Ｎファンド」に集約し、積極的に推進いたしました。この結果、「Ｎファンド」は、15年上期で約8,700億円の投入を行うことが出来ました。

ｃ．「ＳＭＢＣ−ＣＬＯ」の推進

ミドルマーケットを主な対象とした「ＣＬＯ方式」による資金提供スキーム「ＳＭＢＣ−ＣＬＯ」を昨年度に創設いたしましたが、15年8月に第3回の募集を行い、15年上期で約800億円の取組をいたしました。

なお、「ビジネスセレクトローン」「Nファンド」「SMBC－CLO」を中心とした「リスクテイク商品」の15年上期の取組は、約3万4千件で約1兆2,600億円の実績となりました。

d．その他

昨年11月、他行競合の厳しい高格付先を対象とした原則無担保·CLO方式による資金供給スキーム「高格付先CLO」を創設いたしましたが、今年度も引き続き募集を行い、15年上期は約600億円の取組実績となりました。

また、財務内容が良好な中小企業の起債ニーズへ対応を強化すべく、従来の私募債適債基準であります「純資産額5億以上」の条件を充足していない「純資産額1億以上5億未満」の法人に対する「小口銀行保証付私募債」の取扱を昨年12月より開始いたしましたが、15年上期は約200億円の取組実績となりました。

また、昨年10月の大阪府中小企業信用保証協会との提携以後、信用保証協会との提携商品を拡充しております。15年上期におきましては、4月に東京信用保証協会との提携商品「Only one（オンリーワン）」の取扱を開始しました他、8月には横浜市信用保証協会との提携を行い、15年上期で8地域信用保証協会との提携商品を取扱しております。これらの提携商品の15年上期実績は、約250億円の取組となりました。

以上の結果、15年上期の中小企業向け貸出は58億円の増加となったものであります。当行といたしましては、引き続き計画達成に向け健全な中小企業に対する円滑な資金供給に、本支店一体となって積極的に取り組んでまいります。

(6) 配当政策の状況及び今後の考え方

三井住友フィナンシャルグループにおきましては、業務の再構築、リストラによる経費効率化、不良債権残高の削減や政策投資株式の圧縮によるバランスシートの改善等を早期に実現することで収益力を強化し、着実に内部留保を蓄積することにより、TierⅠ資本の質・量ともに充実させることを第一義的方針としております。

配当につきましては、内部留保の蓄積を図るために、12年度の6円から、13年度：4円、14年度：3,000円(従来の普通株式1株当たり3円配当に相当)と減配してまいりました。今期につきましては、昨年度と同様、3,000 円の配当とする予定でありますが、グループ収益力を早期に強化し、自己資本の充実に目処をつけた上で、株主重視の考え方に則った配当方針を展望してまいります。具体的には、経営健全化計画において当期利益が2年連続で黒字となる16年度以降、普通株式配当を1,000円/年と徐々に増配することを検討してまいります。

(7) 劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

株式会社三井住友フィナンシャルグループは、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するために、子会社が発行する社債の引受け又は子会社への貸付金に使用してまいる所存であります。

なお、株式会社三井住友フィナンシャルグループにおきましては、現在、劣後特約付債務はございません。

以　上

(図表1－1)収益動向及び計画[三井住友フィナンシャルグループ]

持株会社 平成14年12月 設立

	14/3月期 実績	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産		27,862	33,684		33,877
貸出金		190	400		400
有価証券		27,172	32,535		32,510
総負債		1,319	2,333		2,506
資本勘定計		31,561	31,275		31,728
資本金		12,477	12,477		12,477
資本準備金		17,473	12,478		12,478
その他資本剰余金		－	4,995		4,995
利益準備金		5	－		－
剰余金 (注)		1,610	1,330		1,782
自己株式		▲4	▲5		▲4
(収益)					(億円)
経常利益		1,196	50		500
受取配当金		1,283	30		464
経費		10	15		35
人件費		4	8		18
物件費		6	7		17
特別利益		－	－		－
特別損失		－	－		－
税引前当期利益		1,196	50		500
法人税、住民税及び事業税		2	0		0
法人税等調整額		▲53	2		
税引後当期利益		1,247	48		500
(配当)					(億円、円、%)
配当可能利益		1,606			6,773
配当金総額(中間配当を含む)		333	－		464
普通株配当金		174	－		174
優先株配当金＜公的資金分＞		145	－		145
優先株配当金＜民間調達分＞		14	－		145
1株当たり配当金(普通株)		3,000	－		3,000
同(第一種優先株)		10,500	－		10,500
同(第二種優先株)		28,500	－		28,500
同(第三種優先株)		13,700	－		13,700
同(第四種優先株1～12回)		19,500	－		135,000
同(第四種優先株13回)		3,750	－		67,500
配当率(優先株＜公的資金分＞)		1.11	－		1.11
配当率(優先株＜民間調達分＞)		0.28	－		2.93
配当性向		15.99	－		82.85
(経営指標)					(%)
ROE(当期利益/資本勘定<平残>)		4.69	0.30		1.58
ROA(当期利益/総資産<平残>)		4.47	0.28		1.47

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

(図表1-1)収益動向及び計画[三井住友銀行(単体)]

	14/3月期 実績(注1)	15/3月期 実績(注2)	15/9月期 実績	備考	16/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	1,054,650	989,227	933,143		930,000
貸出金	606,356	593,914	547,922		567,000
有価証券	234,263	231,304	244,774		208,000
特定取引資産	12,570	11,856	15,587		12,000
繰延税金資産<末残>	17,411	18,146	17,117		18,146
総負債	1,015,121	953,962	910,882		907,000
預金・NCD	678,972	645,765	627,576		639,000
債券	―	―	―		―
特定取引負債	2,244	2,424	3,186		2,000
繰延税金負債<末残>	―	―	―		―
再評価に係る繰延税金負債<末残>	631	579	558		556
資本勘定計	31,965	22,792	26,116		22,986
資本金	13,267	5,600	5,600		5,600
資本準備金	13,268	8,797	8,797		8,797
その他資本剰余金	3,576	3,576	3,576		3,576
利益準備金	―	―	―		―
剰余金 (注3)	3,833	4,145	5,572		4,716
土地再評価差額金	1,004	853	822		818
その他有価証券評価差額金	▲ 2,980	▲ 179	1,749		▲ 521
自己株式	▲ 3	―	―		―
(収益)					(億円)
業務粗利益	18,535	17,606	7,953		16,000
資金運用収益	21,930	16,471	7,296		16,600
資金調達費用	7,165	4,238	1,610		5,200
役務取引等利益	1,653	1,947	994		2,300
特定取引利益	1,213	1,960	1,498		1,700
その他業務利益	904	1,466	▲ 225		600
国債等債券関係損(▲)益	666	1,357	188		500
業務純益(一般貸倒引当金繰入前)	11,834	11,136	4,993		10,000
業務純益	6,789	8,755	4,993		10,000
一般貸倒引当金繰入額	5,045	2,381	―		0
経費	6,701	6,470	2,960		6,000
人件費	2,718	2,539	1,140		2,370
物件費	3,666	3,577	1,667		3,330
不良債権処理損失額 (注5)	10,386	8,364	3,736		6,500
株式等関係損(▲)益	▲ 1,307	▲ 6,357	188		▲ 1,100
株式等償却	1,306	5,275	74		
経常利益	▲ 5,221	▲ 5,972	1,052		1,700
特別利益 (注5)	268	60	550		▲ 500
特別損失	413	798	172		
法人税、住民税及び事業税	327	403	126		200
法人税等調整額	△ 2,465	△ 2,330	△ 92		
税引後当期利益	▲ 3,228	▲ 4,783	1,396		1,000
(配当)					(億円、円、%)
配当可能利益	4,426	6,295			6,523
配当金総額(中間配当を含む)	373				
普通株配当金	228				
優先株配当金＜公的資金分＞	145				
優先株配当金＜民間調達分＞	―				
1株当たり配当金(普通株)	4.0				
配当率(優先株＜公的資金分＞)	1.11				
配当率(優先株＜民間調達分＞)	―				
配当性向	―				

	14/3月期 実績	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画

（経営指標） （%）

資金運用利回(A)	2.39	1.86	1.76		1.99
貸出金利回(B)	2.07	1.84	1.79		1.98
有価証券利回	2.15	1.11	1.07		1.18
資金調達原価(C)	1.59	1.22	1.08		1.18
預金利回(含むNCD)(D)	0.49	0.23	0.15		0.23
経費率(E)	0.98	0.99	0.93		0.93
人件費率	0.39	0.39	0.36		0.36
物件費率	0.53	0.55	0.52		0.52
総資金利鞘(A)-(C)	0.80	0.64	0.67		0.81
預貸金利鞘(B)-(D)-(E)	0.59	0.61	0.70		0.82
非金利収入比率	8.91	11.05	12.49		14.37
OHR（経費/業務粗利益）	36.15	36.74	37.22		37.50
ROE（一般貸引前業務純益/資本勘定<平残>）	33.95	40.52	40.72		43.68
ROA（注4）	1.12	1.12	1.13		1.12

（注1）旧三井住友銀行の計数を表示しております。
（注2）損益及び平残項目については、合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。
（注3）任意積立金及び未処分利益を合算しております。
（注4）14/3月期、15/3月期は、（一般貸引前業務純益／総資産<平残>）、15/9月期、16/3月期は、（一般貸引前業務純益／（総資産－支払承諾見返）<平残>）。
（注5）15/9期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして142億円を特別利益に計上しております。
このため、15/9期の与信関係費用(不良債権処理損失額＋上記戻入益)は3,594億円となっております。

(参考)収益動向及び計画[4社合算ベース：三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所]

	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>				(億円)
総資産	1,013,261	956,928		954,100
総負債	975,280	932,031		928,500
資本勘定計	25,417	28,764		25,638
資本金	6,626	6,626		6,626
資本準備金	9,612	9,612		9,612
その他資本剰余金	4,138	3,990		3,989
利益準備金	10	10		10
剰余金 (注1)	4,366	5,848		5,129
土地再評価差額金	853	822		818
その他有価証券評価差額金	▲ 188	1,856		▲ 546
自己株式	0	0		0
(収益)				(億円)
合算業務純益 (注2)	11,578	5,173		10,480
経常利益	▲ 5,637	1,182		2,090
特別損益	▲ 663	377		▲ 500
法人税、住民税及び事業税 法人税等調整額	▲ 1,767	89		370
税引後当期利益	▲ 4,533	1,470		1,220
(配当)				(億円、%)
配当可能利益<含む持株会社>	8,668			14,099
配当性向(持株会社 普通株)	－	－		18.70
(経営指標)				(%)
ROE(合算業務純益/資本勘定<平残>)	45.55	38.19		41.05
ROA(合算業務純益/総資産<平残>)	1.14	1.08		1.09

(注1)利益剰余金のうち、利益準備金以外のものを表示しております。

(注2)三井住友銀行の業務純益、他3社の営業利益を合算しております。

(図表1-2)収益動向[三井住友フィナンシャルグループ(連結)]

	15/3月期 実績	15/9月期 実績	備考	16/3月期 見込み
(規模)<末残>				(億円)
総資産	1,046,074	1,007,255		
貸出金	610,829	596,664		
有価証券	241,185	224,511		
特定取引資産	44,954	34,853		
繰延税金資産	19,561	18,460		
総負債	1,011,867	969,741		
預金・NCD	677,840	665,219		
債券	—	—		
特定取引負債	28,514	20,468		
繰延税金負債	439	585		
再評価に係る繰延税金負債	588	567		
少数株主持分	9,967	10,059		
資本勘定計	24,241	27,455		
資本金	12,477	12,477		
資本剰余金	8,562	8,548		
利益剰余金	3,117	4,233		
土地再評価差額金	1,014	979		
その他有価証券評価差額金	▲ 242	1,762		
為替換算調整勘定	▲ 535	▲ 412		
自己株式	▲ 152	▲ 132		

(収益)	15/3月期 実績	15/9月期 実績	備考	16/3月期 見込み (億円)
経常収益	35,064	17,608		
資金運用収益	18,169	8,264		
役務取引等収益	4,242	2,372		
特定取引収益	2,065	1,639		
その他業務収益	9,470	4,597		
その他経常収益	1,118	736		
経常費用	40,221	15,953		
資金調達費用	4,174	1,632		
役務取引等費用	713	420		
特定取引費用	7	—		
その他業務費用	7,211	4,330		
営業経費	8,892	4,481		
その他経常費用	19,223	5,091		
貸出金償却	3,646	3,889		
貸倒引当金繰入額	6,547	145		
一般貸倒引当金純繰入額	2,506	▲ 2,283		
個別貸倒引当金純繰入額	4,080	2,449		
経常利益	▲ 5,157	1,655		3,200
特別利益	119	414		
特別損失	871	201		
税金等調整前当期純利益	▲ 5,909	1,869		
法人税、住民税及び事業税	661	224		
法人税等調整額	▲ 2,252	▲ 51		
少数株主利益	336	261		
当期純利益	▲ 4,654	1,435		2,300

(図表2)自己資本比率の推移 … 国際統一基準(第一基準)を採用

[三井住友フィナンシャルグループ(連結)] (億円)

	14/3月期 実績(注5)	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
資本金	13,267	12,477	12,477		12,477
うち非累積的永久優先株	6,505	—	—		—
資本準備金	13,268	—	—		—
資本剰余金	—	8,562	8,548		8,584
剰余金(注2)	4,380	—	—		—
利益剰余金(注3)		2,784	4,233		3,855
連結子会社の少数株主持分	9,841	9,969	10,104		10,152
うち優先出資証券	8,636	8,401	8,240		8,398
その他有価証券の評価差損	△ 3,048	△ 242	—		△ 584
自己株式	△ 175	△ 152	△ 132		△ 50
為替換算調整勘定	△ 152	△ 535	△ 412		△ 535
営業権相当額	△ 2	△ 3	△ 2		△ 3
連結調整勘定相当額	△ 185	△ 300	△ 127		△ 273
その他	—	—	—		—
Tier I 計	37,194	32,559	34,688		33,623
(うち税効果相当額)	(18,433)	(19,122)	(17,875)		(19,000)
有価証券含み益	—	—	1,272		—
土地再評価益	829	717	692		691
一般貸倒引当金	8,444	7,396	7,377		7,438
永久劣後債務	7,969	5,691	6,843		6,464
その他	—	—	—		—
Upper Tier II 計	17,242	13,804	16,185		14,593
期限付劣後債務・優先株	17,806	15,813	16,172		15,137
その他	—	—	—		—
Lower Tier II 計	17,806	15,813	16,172		15,137
Tier II 計	35,048	29,616	32,357		29,729
(うち自己資本への算入額)	(35,048)	(29,616)	(32,357)		(29,729)
Tier III	—	—	—		—
控除項目	△ 1,633	△ 2,386	△ 2,441		△ 2,487
自己資本合計	70,608	59,789	64,604		60,865

(億円)

リスクアセット	675,480	591,669	590,170		595,000
オンバランス項目	625,322	554,177	552,433		557,000
オフバランス項目	48,032	35,254	34,911		35,500
その他(注4)	2,127	2,238	2,826		2,500

(%)

自己資本比率	10.45	10.10	10.94		10.22
Tier I 比率	5.50	5.50	5.87		5.65

(注1)上記試算に係る各種前提条件

為替:16/3月期計画 120.00円/ドル

(注2)連結剰余金から社外流出予定額を控除した額。

(注3)利益剰余金から社外流出予定額を控除した額。

(注4)マーケット・リスク相当額を8%で除して得た額。

(注5)旧三井住友銀行(連結)の実績を記載しております。

(図表2)自己資本比率の推移 … 国際統一基準を採用

[三井住友銀行(単体)]

(億円)

	14/3月期 実績(注6)	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
資本金	13,267	5,600	5,600		5,600
うち非累積的永久優先株	6,505	—	—		—
資本準備金	13,268	8,797	8,797		8,797
その他資本剰余金	3,576	3,576	3,576		3,576
利益準備金(注2)	—	—	—		—
任意積立金(注2)	2,215	2,215	2,215		2,215
次期繰越利益(注3)	1,230	1,915	2,908		2,486
その他(注4)	8,698	7,389	7,663		7,466
うち優先出資証券	8,636	7,328	7,690		7,405
その他有価証券の評価差損	△ 2,980	△ 179	—		△ 521
自己株式	△ 3	—	—		—
営業権相当額	—	—	—		—
Tier I 計	39,272	29,314	30,760		29,619
(うち税効果相当額)	(17,411)	(18,146)	(17,117)		(18,146)
有価証券含み益	—	—	1,282		—
土地再評価益	736	644	621		618
一般貸倒引当金	7,912	6,726	6,616		6,725
永久劣後債務	7,969	5,691	6,861		6,464
その他	—	—	—		—
Upper Tier II 計	16,617	13,061	15,380		13,807
期限付劣後債務・優先株	17,475	15,576	15,790		14,993
その他	—	—	—		—
Lower Tier II 計	17,475	15,576	15,790		14,993
Tier II 計	34,092	28,637	31,170		28,800
(うち自己資本への算入額)	(34,092)	(27,718)	(30,760)		(28,616)
Tier III	—	—	—		—
控除項目	△ 553	△ 554	△ 554		△ 554
自己資本合計	72,810	56,478	60,965		57,681

(億円)

リスクアセット	632,966	538,071	529,265		538,000
オンバランス項目	579,650	502,977	494,828		503,000
オフバランス項目	51,923	33,225	32,105		33,000
その他(注5)	1,393	1,870	2,333		2,000

(%)

自己資本比率	11.50	10.49	11.51		10.72
Tier I 比率	6.20	5.44	5.81		5.50

(注1)上記試算に係る各種前提条件

為替:16/3月期計画 120.00円/ドル

(注2)利益処分を勘案した額。

(注3)当期未処分利益から社外流出予定額を控除した額。

(注4)少数株主持分、為替換算調整勘定の額。

(注5)マーケット・リスク相当額を8%で除して得た額。

(注6)旧三井住友銀行(単体)の実績を記載しております。

（図表５）部門別純収益動向

（億円）

	15/3月期 実績	15/9月期 実績	16/3月期 見込み
資金関係損益	2,783	1,372	2,790
手数料＋外為	344	181	520
個人部門	3,127	1,553	3,310
資金関係損益	3,372	1,616	3,310
手数料＋外為	2,318	1,366	2,580
法人部門	5,690	2,982	5,890
資金関係損益	1,017	512	1,040
手数料＋外為	611	308	760
企業金融部門	1,628	820	1,800
ｳﾁﾏｰｹﾃｨﾝｸﾞ業務	876	441	950
ﾄﾚｼﾞｬﾘｰ業務	13	8	10
国際部門	864	452	970
資金関係損益	94	50	102
手数料＋外為	2	2	3
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	96	52	105
市場営業部門	5,815	2,160	3,700
本社管理	386	▲ 66	175
業務粗利益	17,606	7,953	15,950
経費	▲6,470	▲2,960	▲5,950
業務純益 （除く一般貸倒引当金繰入）	11,136	4,993	10,000

(図表6)リストラの推移及び計画[2社合算ベース:持株会社+三井住友銀行]

	14/3月末 実績	15/3月末 実績	15/9月末 実績	備考	16/3月末 計画
(役職員数)					
役員数 (人)	33	24	24		28
うち取締役(( )内は非常勤) (人)	26(2)	17(2)	17(2)		21(2)
うち監査役(( )内は非常勤) (人)	7(4)	7(3)	7(3)		7(3)
従業員数(注) (人)	25,027	24,024	23,838	*	22,600

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。
*:15年4月に新卒者727名を採用いたしました。16年3月末につきましては計画通りとなる見込みであります。

(国内店舗・海外拠点数)	14/3月末 実績	15/3月末 実績	15/9月末 実績	備考	16/3月末 計画
国内本支店(注1) (店)	564	437	435		435
海外支店(注2) (店)	21	20	20		19
(参考)海外現地法人(注3) (社)	25	26	26		26

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。
(注2)出張所、駐在員事務所を除いております。
(注3)出資比率50%以下のものを除いております。

	14/3月期 実績	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
(人件費)					
人件費 (百万円)	271,788	254,346	114,795		238,800
うち給与・報酬 (百万円)	221,889	205,602	89,361		184,000
平均給与月額 (千円)	496	508	498		502

(注)平均年齢38.5歳(平成15年9月末)。

(役員報酬・賞与)	14/3月期 実績	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
役員報酬・賞与(注1) (百万円)	830	763	259		760
うち役員報酬 (百万円)	830	763	259		760
役員賞与 (百万円)	0	0	0		0
平均役員(常勤)報酬・賞与 (百万円)	28	(注2) 27	26		31
平均役員退職慰労金 (百万円)	81	63	(注2) 43		87

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。
(注2)旧わかしお銀行分を除いております。

(物件費)	14/3月期 実績	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
物件費(注1) (百万円)	366,637	355,248	164,916		329,800
うち機械化関連費用(注2) (百万円)	96,324	90,486	39,691		82,300
除く機械化関連費用 (百万円)	270,313	264,762	125,225		247,500

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。
(注2)リース等を含む実質ベースで記載しております。

(人件費+物件費)	14/3月期 実績	15/3月期 実績	15/9月期 実績	備考	16/3月期 計画
人件費+物件費 (百万円)	638,425	609,594	279,711		568,600

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友フィナンシャルグループ】												
三井住友カード株式会社	S42/12月	栗山 道義	クレジットカード業務	H15/9月	8,162	3,296	1,003	948	1,706	62	39	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H15/9月	17,168	11,964	1,518	1,462	1,434	50	27	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H15/9月	674	232	153	238	200	16	8	連結
大和証券エスエムビーシー株式会社	H11/2月	清田 瞭	証券業務	H15/9月	56,206	15,088	2,200	3,607	1,632	204	122	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託委託業務	H15/9月	116	-	-	85	80	2	1	持分法
【三井住友銀行】												
株式会社みなと銀行	S24/9月	西村 忠宿	銀行業務	H15/9月	28,083	901	301	762	48	36	12	連結
株式会社関西銀行	T11/7月	伊藤 忠彦	銀行業務	H15/9月	13,788	280	230	446	371	25	16	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H15/9月	301	247	150	34	-	2	0	連結
関銀サービス株式会社	S29/2月	城後 強	銀行店舗不動産管理・賃貸業務	H15/9月	172	73	70	69	-	2	1	連結
株式会社関西さわやか銀行	H12/9月	高橋 修一	銀行業務	H15/9月	7,827	7,187	-	460	-	60	32	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H15/9月	1,979	560	-	66	114	△ 11	△ 11	連結
SMBC信用保証株式会社	S51/7月	大森 右策	信用保証業務	H15/9月	76,918	-	-	800	947	△ 63	△ 63	連結
株式会社エスシー・カードビジネス	S58/4月	武田 功一	カード会員に対するサービス業務	H15/9月	31	10	10	3	-	4	2	連結
さくらカード株式会社	S58/2月	佐藤 豊和	クレジットカード業務	H15/9月	2,098	389	182	159	107	8	5	連結
アットローン株式会社	H12/6月	下志万 正明	個人向けローン業務	H15/9月	1,017	840	840	6	130	△ 19	△ 19	連結
SMBCキャピタル株式会社	H7/8月	松田 道弘	ベンチャーキャピタル業務	H15/9月	135	105	105	25	17	3	1	連結
SMBCコンサルティング株式会社	S56/5月	小山 光俊	経営相談業務・会員事業	H15/9月	29	-	-	25	18	6	3	連結
SMBCファイナンスサービス株式会社	S47/12月	宮本 啓三	融資業務、ファクタリング業務、集金代行業務	H15/9月	7,616	4,506	3,243	638	1,100	△ 89	△ 99	連結
SMBC抵当証券株式会社	S58/10月	鶴見 満裕	融資業務	H15/9月	3,006	2,858	2,828	139	41	10	10	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務、コンサルティング業務	H15/6月	2	-	-	1	2	△ 0	△ 0	連結
SMBCフレンド証券株式会社	S23/3月	玉置 勝彦	証券業務	H15/9月	1,632	-	-	967	386	101	108	連結
株式会社さくらケーシーエス	S44/3月	小川 惠三	システム開発・情報処理業務	H15/9月	176	5	3	121	2	1	1	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H15/9月	179	55	34	79	0	1	1	連結
グローバルファクタリング株式会社	H4/12月	大場 將弘	金銭債権買取業務	H15/9月	2,476	1,938	1,938	0	-	0	0	連結
三井住友アセットマネジメント株式会社	H14/12月	井上 惠介	投資顧問業務、投資信託委託業務	H15/9月	162	-	-	121	34	3	4	持分法
ディ・エルジェイディレクト・エスエフジー証券株式会社	H11/3月	國重 惇史	証券の電子取引金融業務	H15/9月	1,491	65	10	44	13	13	14	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	金子 鎌太郎	確定拠出年金制度導入に関するコンサルティング業務	H15/9月	21	-	-	19	12	△ 3	△ 3	持分法
株式会社クオーク	S53/4月	二瓶 眞平	金銭債権買取業務	H15/9月	9,866	5,276	1,194	372	29	14	10	持分法
【三井住友銀リース】												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H15/9月	1,912	1,320	157	108	-	12	8	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H15/9月	116	94	15	14	-	2	1	連結
さくらリース株式会社	S63/3月	白賀 洋平	リース業務	H15/9月	796	731	607	10	-	13	△ 2	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H15/9月	57	46	28	△ 0	-	0	△ 0	連結
エス・ビー・エル・パートナーズ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H15/6月	148	143	143	0	-	0	0	連結
阿波銀リース株式会社	S49/1月	福永 義和	リース業務	H15/9月	426	315	13	60	-	2	2	持分法
山陰総合リース株式会社	S50/4月	谷本 敏	リース業務	H15/9月	492	370	12	47	-	10	5	持分法
三重銀総合リース株式会社	S54/8月	早川 和秀	リース業務	H15/9月	118	95	9	14	-	0	0	持分法
エヌイーシーリース株式会社	S45/9月	山本 武彦	リース業務	H15/9月	7,006	6,332	811	366	-	40	22	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友銀行】													
欧州三井住友銀行	H15/3月	木本 泰行	銀行業務	US$	H15/9月	12,140	219	6,210	1,731	1,700	37	26	連結
マニュファクチャラーズ銀行	S49/11月	堤 義則	商業銀行業務	US$	H15/6月	1,223	11	1	193	283	7	5	連結
カナダ三井住友銀行	H13/4月	佐藤 礼二	商業銀行業務	CAN$	H15/7月	1,266	56	28	153	122	5	3	連結
ブラジル三井住友銀行	S33/10月	三角 岳明	商業銀行業務	R$	H15/6月	1,150	556	445	317	302	△ 52	△ 52	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	銀行業務	RPIAH	H15/6月	5,704	911	1,821	1,122	960	72	49	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H15/6月	1,138	230	191	731	690	14	8	連結
SMBCキャピタル・マーケット会社	S61/12月	河本 尚之	スワップ関連業務・投融資業務	US$	H15/6月	4,978	360	2,139	852	609	5	1	連結
英国SMBCキャピタル・マーケット会社	H7/4月	河本 尚之	スワップ関連業務	US$	H15/6月	1,194	35	-	329	300	△ 2	△ 3	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	投融資業務	A$	H15/6月	2,110	1,616	1,992	113	105	10	7	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H15/6月	200	150	25	47	40	3	2	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	種橋 潤治	金融業務	US$	H15/6月	85	83	90	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	種橋 潤治	金融業務	US$	H15/6月	1,918	1,913	2,058	0	0	0	0	連結
住友ファイナンス・インターナショナル	H3/7月	河本 尚之	投融資業務	STG	H15/6月	224	58	8	126	200	1	1	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	種橋 潤治	金融業務	US$	H15/6月	4,241	4,207	4,354	1	0	0	△ 0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Vongthip Chumpani	リース業務	TBAH	H15/6月	1,697	1,225	90	200	6	27	19	持分法
SBCS カンパニー リミテッド	H1/3月	釣 慶一	出資、コンサルティング業務	TBAH	H15/6月	471	210	210	257	14	25	25	持分法
【三井住友銀リース】													
SMBC Leasing (Singapore) Pte. Ltd.	S55/5月	鳥羽 宏彦	リース業務	S$	H15/6月	156	126	99	10	-	0	0	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	平井 伍朗	リース業務	HK$	H15/6月	856	797	672	62	-	5	5	連結
SMBC Leasing (Thailand) Co., Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H15/6月	1,743	1,516	1,479	209	-	19	13	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H15/6月	115	97	31	6	-	1	0	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H15/6月	145	229	141	34	0	4	4	連結
【大和証券エスエムビーシー】													
大和証券SMBCヨーロッパリミテッド	S56/3月	松場 清志	証券業務	STG	H15/9月	5,073	55	24	179	-	13	13	持分法

(注1) 15/9月期三井住友フィナンシャルグループの連結決算対象先のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額が1億円超の先について記載しております。
海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。
(注2) 直近決算期末における代表者を記載しております。
(注3) 社債・コマーシャルペーパーを含んでおります。
(注4) 保証の額を含んでおります。
(注5) 三井住友フィナンシャルグループ分と三井住友銀行を分を合算して表示しております。
(注6) 三井住友フィナンシャルグループの連結決算を基準としております。
(注7) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し、及びグループ戦略上の位置付けについて別紙に記載しております。
(注8) 株式会社関西さわやか銀行他2社は株式取得により、SMBC Leasing Investment L.L.C.他4社は新規設立により、当中間連結会計期間から連結子会社としております。
さくらフレンド証券株式会社、株式会社三井ファイナンスサービス、さくらファイナンスサービス株式会社他2社は合併により、Sakura Global Capital Asia Limitedは清算により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他2社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。
北海道マザーランド・キャピタル株式会社他1社は新規設立等により、当中間連結会計期間から持分法適用の関連会社としております。
また、Daiwa Europe (Deutschland) GmbHは清算により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

(注7)の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
関銀サービス株式会社	16/3期黒字確保。	関西銀行の店舗用不動産保有・管理子会社
株式会社ジャパンネット銀行	15/上実績▲11億円、15年度通期見通し▲16億円。 16/3単月黒字化に向けて取組中。	インターネット専業銀行
SMBC信用保証株式会社	H14/3に住銀保証㈱をSMBC信用保証㈱の100%出資子会社として統合。 16年度には2社合算ベースで黒字化の見込。	三井住友銀行の住宅ローン保証子会社
株式会社エスシー・カードビジネス	16/3期黒字確保。	クレジットカード会員向けサービス業務会社
アットローン株式会社	残高増強の推進等により、早期黒字化を目指す。	グループ内唯一の個人向けローン専業会社
SMBCキャピタル株式会社	新規ファンド設立による管理報酬の増加、投資株式の償却額減少により、今期黒字化の見込。	成長企業等の資金ニーズに対し積極的なエクイティ投資を推進する戦略的グループ会社
SMBCファイナンスサービス株式会社	16/3期は大口破綻先発生により赤字計上ながら、17/3期黒字確保。	三井住友銀行の融資業務・ファクタリング業務子会社
SMBC抵当証券株式会社	16/3期黒字確保。	三井住友銀行の融資業務子会社
フィナンシャル・リンク株式会社	案件成約により、今期黒字化の見込。	企業の資金・決済に関する金融関連サービスを銀行およびグループ会社と連携してトータルにコーディネートする戦略子会社。
ジャパン・ペンション・ナビゲーター株式会社	早期黒字化に向け、業務本格化による増収ならびにサービスレベルの向上による一層の収益力強化を推進するが、システム初期投資の償却負担等で当面赤字基調が続く見込。	確定拠出年金業務遂行のための中核会社
さくらリース株式会社	平成15年10月1日に三井住友銀リースと合併。	−
有限会社スペース・サービス	17/3期黒字化。	三井住友銀リースの特定目的子会社
ブラジル三井住友銀行	当期損失 25-31百万レアル。(但し、資本の部のドル価値は維持) 来年度繰越損解消を視野。	在ブラジルのグローバル日系、非日系マルチナショナル企業に対するコーポレートを主たる業務とする銀行子会社
英国SMBCキャピタル・マーケット会社	15/6期も実質黒字。15/12期黒字確保。	海外のデリバティブ子会社
住友ファイナンス・インターナショナル	14/12期は当期黒字確保。15/12月期も黒字を目指す。	投資会社
SMBCインターナショナル・ファイナンス・エヌ・ブイ	収支均衡。	三井住友銀行劣後保証付社債発行体(但し新規発行は行わない方針)
SMBC Leasing (Hong Kong) Limited	15/12期黒字確保。	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算を前提に回収に専念。	三井住友銀リースの海外現地法人

(図表10)貸出金の推移[三井住友銀行]

(残高) (億円)

		15/3月末 実績 (A)	15/9月末 実績 (B)	備考	16/3月末 計画 (C)
国内貸出	インパクトローンを含むベース	542,080	524,295		522,080
	インパクトローンを除くベース	533,309	516,451		513,309
中小企業向け貸出(注)	インパクトローンを含むベース	215,969	204,675		206,169
	インパクトローンを除くベース	212,913	202,272		203,113
うち保証協会保証付貸出		19,755	18,183		18,755
個人向け貸出(事業用資金を除く)		127,751	131,343		134,751
うち住宅ローン		111,614	116,278		118,614
その他		198,360	188,277		181,160
海外貸出		30,744	28,327		30,744
合計		572,824	552,622		552,824

(注)中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出(個人に対する事業用資金を含む)を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

(増減額・実勢ベースを算出するうえで考慮すべき要因考慮後)

(億円)

		15/9月期 実績 (B)-(A)+(ア)	備考	16/3月期 計画 (C)-(A)+(イ)
国内貸出	インパクトローンを含むベース	▲ 6,104		▲ 8,500
	インパクトローンを除くベース	▲ 5,177		▲ 8,500
中小企業向け貸出	インパクトローンを含むベース	▲ 595		+ 700
	インパクトローンを除くベース	+ 58		+ 700

(実勢ベースを算出するうえで考慮すべき要因(インパクトローンを除くベース))

(億円 、( )内はうち中小企業向け貸出)

	15/9月期 実績 (ア)	備考	15年度中 計画 (イ)
不良債権処理	+12,479 (+ 8,589)		
貸出金償却(注1)	+ 2,501 (+ 2)		
部分直接償却実施額(注2)	+ 5,696 (+ 4,793)		
CCPC(注3)	+ 173 (+ 173)		
協定銀行等への資産売却額(注4)	+ 116 (+ 29)		
上記以外への不良債権売却額	+ 1,207 (+ 1,079)		
その他の処理額(注5)	+ 2,786 (+ 2,513)		
債権流動化(注6)	▲ 4,382 (+ 70)		
私募債等(注7)	+ 3,584 (+ 2,040)		
子会社等(注8)	− (−)		
計	+11,681 (+10,699)		+11,500 (+10,500)

(注1)無税化(法人税基本通達9−6−1、9−6−2、9−4−1、9−4−2)を事由とする直接償却額。
(注2)部分直接償却当期実施額。
(注3)共同債権買取機構に売却した債権に関する最終処理額。
(注4)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。
(注5)その他の不良債権処理による残高減少額。
(注6)主として正常債権の流動化額。
(注7)私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。
(注8)連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

（図表１２）リスク管理の状況［三井住友フィナンシャルグループ］（平成１５年９月末現在）

種　類	現在の管理体制	当期における改善等の状況
信用リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保	15 年度の信用リスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(15/3)）に則った管理・運営を実施中。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　内部格付体制の整備等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の信用リスク管理に係る規程･基本方針の体系･内容の整備。
市場リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	15 年度の市場リスク・流動性リスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(15/3)）に則った管理・運営を実施中。 グループ各社の市場リスク関連極度･ガイドライン等を 15 年上期分から 15 年下期分として見直し。

種　類	現在の管理体制	当期における改善等の状況
	［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理 ・自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の市場リスク管理に係る規程・基本方針の体系・内容の整備。
流動性リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理の実施 ・資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定による定量的な管理やコンティンジェンシープランの策定等による管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	15年度の市場リスク・流動性リスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(15/3)）に則った管理・運営を実施中。 グループ各社の流動性リスク関連極度・ガイドライン等を15年上期分から15年下期分として見直し。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の流動性リスク管理に係る規程・基本方針の体系・内容の整備。

種　類	現在の管理体制	当期における改善等の状況
事務リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施 「事務リスク統括」「事務規定の整備」「事務指導及び研修」 「個別不祥事件・事務ミス・苦情等の処理」 ・内部管理の一環として実施する自店検査制度の整備 ・アウトソーシングにおける事務リスク管理 ・コンティンジェンシープランの策定等、緊急時対応の整備 ・重要性に応じた連結ベースでのリスク管理の実施 ・リスクの特性に応じ資本と関係付けたリスク管理を行うための計量化と定量的管理	15年度の事務リスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(15/3)）に則った管理・運営を実施中。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の事務リスク管理に係る規程・基本方針の体系・内容の整備。
システムリスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のシステムリスク管理を統括する機能を有した「ＩＴ企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	15年度のシステムリスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(15/3)）に則った管理・運営を実施中。 グループ各社宛に基本方針を踏まえた管理体制整備を指導。 ・システム戦略方針（グループシステム戦略会議にて決議(15/3、15/9)）に則った運営を実施中。

種　類	現在の管理体制	当期における改善等の状況
	［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・経営戦略の一環としてシステムを捉えるシステム戦略方針を策定 ・システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案 ・セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定 ・情報システムの特性に応じたセキュリティ対策の策定とその維持・管理 ・システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定	
コンプライアンス(法務リスクを含む)	［規定・基本方針］ グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」に基づき、「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、重要事項の審議を実施。 ・グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。 ・グループ各社は、「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」や持株会社の「コンプライアンス・プログラム」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のコンプライアンス体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」に基づく管理の実施 ・グループ会社の確立すべき体制や持株会社に協議・報告すべき事項を定めた、コンプライアンス･マニュアル グループ会社規則に基づく管理の実施 ・グループ各社が毎年度策定するコンプライアンス･プログラムの策定・進捗状況に関する管理の実施 ・グループ各社からの協議・報告を通じた管理の実施 ・グループ会社定例打合会を通じた管理の実施	取締役会にて策定した平成15年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・コンプライアンス委員会を開催し、15年度コンプライアンス･プログラムの進捗状況をフォローアップ。 ・コンプライアンス体制を強化すべく、以下を実施。 －グループ会社定例打合会を開催。 －主要グループ会社との個別面談を実施。 －アンケート等を通じて、グループ会社の体制整備状況のモニタリングを実施。 －金融持株会社に係る検査マニュアルについてセルフチェックを実施。 ・業務監査部門による監査を実施。

(図表13)金融再生法開示債権の状況

(億円)

	15/3月末 実績(単体)	15/3月末 実績(連結)	15/9月末 実績(単体)	15/9月末 実績(連結)
破産更生債権及びこれらに準ずる債権	5,249	6,560	5,061	6,409
危険債権	21,295	23,402	16,312	18,511
要管理債権	26,069	28,576	17,293	19,608
小計	52,613	58,538	38,666	44,528
正常債権	573,134	593,305	566,238	593,755
合計	625,747	651,843	604,904	638,283

(注)単体は三井住友銀行の計数を表示しております。

引当金の状況

(億円)

	15/3月末 実績(単体)	15/3月末 実績(連結)	15/9月末 実績(単体)	15/9月末 実績(連結)
一般貸倒引当金	11,132	11,739	8,803	9,455
個別貸倒引当金	9,500	10,580	6,292	7,444
特定海外債権引当勘定	116	116	95	95
貸倒引当金 計	20,748	22,435	15,190	16,994
債権売却損失引当金	172	207	2	26
特定債務者支援引当金	—	—	—	—
小 計	20,920	22,642	15,192	17,020
特別留保金	—	—	—	—
債権償却準備金	—	—	—	—
小 計	—	—	—	—
合 計	20,920	22,642	15,192	17,020

(注)単体は三井住友銀行の計数を表示しております。

(図表14)リスク管理債権情報

（億円、%）

	15/3月末 実績(単体)	15/3月末 実績(連結)	15/9月末 実績(単体)	15/9月末 実績(連結)
破綻先債権額(A)	1,724	2,014	1,460	1,795
延滞債権額(B)	23,902	27,102	19,577	22,873
3か月以上延滞債権額(C)	1,147	1,303	945	1,016
貸出条件緩和債権額(D)	24,922	27,288	16,348	18,539
①金利減免債権	5,235	5,595	2,562	2,584
②金利支払猶予債権	80	332	51	52
③経営支援先に対する債権	—	—	—	0
④元本返済猶予債権	19,506	21,219	13,642	15,714
⑤その他	101	142	93	189
合計(E)=(A)+(B)+(C)+(D)	51,695	57,707	38,330	44,223
部分直接償却	9,255	12,734	12,913	16,343
比率　(E)/総貸出	9.0%	9.4%	6.9%	7.4%

(注1)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。

(注2)単体は三井住友銀行の計数を表示しております。

(図表15)不良債権処理状況

(三井住友銀行単体)

(億円)

	15/3月期 実績	15/9月期 実績	備考	16/3月期 見込み
不良債権処理損失額(A)	8,364	5,885		
個別貸倒引当金繰入額	3,754	2,173		
貸出金償却等(C)	4,497	3,736		
貸出金償却	2,597	3,271		
CCPC向け債権売却損	164	8		
協定銀行等への資産売却損(注)	220	24		
その他債権売却損	1,269	325		
債権放棄損	247	108		
債権売却損失引当金繰入額	152	△ 4		
特定債務者支援引当金繰入額	—	—		
特定海外債権引当勘定繰入	△ 39	△ 20		
一般貸倒引当金繰入額(B)	2,381	△ 2,291		
合計(A)+(B)	10,745	3,594		7,000

〈参考〉

貸倒引当金目的取崩による直接償却等(D)	11,317	7,005		—
グロス直接償却等(C)+(D)	15,814	10,741		—

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

(連結)

(億円)

	15/3月期 実績	15/9月期 実績	備考	16/3月期 見込み
不良債権処理損失額(A)	9,503	6,698		
個別貸倒引当金繰入額	4,080	2,448		
貸出金償却等(C)	5,295	4,273		
貸出金償却	3,399	3,781		
CCPC向け債権売却損	171	8		
協定銀行等への資産売却損(注)	220	25		
その他債権売却損	1,258	351		
債権放棄損	247	108		
債権売却損失引当金繰入額	167	△ 3		
特定債務者支援引当金繰入額	—	—		
特定海外債権引当勘定繰入	△ 39	△ 20		
一般貸倒引当金繰入額(B)	2,506	△ 2,283		
合計(A)+(B)	12,009	4,415		

〈参考〉

貸倒引当金目的取崩による直接償却等(D)	12,809	7,644		—
グロス直接償却等(C)+(D)	18,104	11,917		—

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

(図表17)倒産先一覧(15年上期) [三井住友銀行(単体)]

(件、億円)

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	0	0	0	0
4B	0	0	0	0
4C	3	37	1	7
5A	10	46	7	62
5B	16	42	12	32
5C	25	32	18	22
6	23	24	12	14
7	90	295	94	293
8	34	149	36	119
9	8	74	30	153
格付なし	32	56	31	53

(注1)「格付なし」には、個人、財務データ未登録の法人等を含む。

(注2)小口(与信額 50百万円未満)は除く。

(注3)金額は与信ベースにて記載。

(参考)金融再生法開示債権の状況

	15年9月末実績(億円)
破産更生債権及び これらに準ずる債権	5,061
危険債権	16,312
要管理債権	17,293
正常債権	566,238
総与信残高	604,904

(図表18)評価損益総括表(平成15年9月末)[三井住友銀行(単体)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,253	△ 103	18	121
	債券	5,092	△ 111	9	120
	株式	—	—	—	—
	その他	161	+ 8	9	1
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	11,958	+ 117	117	—
	債券	—	—	—	—
	株式	3,454	+ 117	117	—
	その他	8,504	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	201,732	+ 3,069	5,852	2,783
	債券	127,184	△ 1,489	50	1,539
	株式	32,873	+ 4,691	5,629	938
	その他	41,675	△ 133	173	306
	金銭の信託(注1)	200	△ 0	3	3

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,355	3,286	△ 69	122	191
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成15年9月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(平成15年9月末)[三井住友フィナンシャルグループ(連結)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,470	△ 101	21	122
	債券	5,101	△ 111	9	120
	株式	—	—	—	—
	その他	369	+ 10	12	2
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	2,018	—	—	—
	債券	—	—	—	—
	株式	1,937	—	—	—
	その他	81	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	217,636	+ 3,036	6,049	3,013
	債券	137,392	△ 1,549	66	1,615
	株式	34,155	+ 4,710	5,782	1,072
	その他	46,089	△ 125	201	326
	金銭の信託(注1)	201	△0	3	3

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,425	3,341	△ 84	122	206
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1か月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中のCP及び貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月、平成11年3月及び平成14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成15年9月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表[三井住友フィナンシャルグループ(連結)]

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	15/3月末	15/9月末	15/3月末	15/9月末
金融先物取引	2,035,631	2,309,313	—	—
金利スワップ	2,257,829	2,481,698	40,047	38,205
通貨スワップ	129,149	143,819	8,719	11,341
先物外国為替取引	383,769	323,174	9,506	10,492
金利オプションの買い	43,009	47,840	636	797
通貨オプションの買い	32,145	32,622	1,058	1,613
その他の金融派生商品	244,826	292,641	495	546
一括ネッティング契約による与信相当額削除効果	—	—	△ 28,825	△ 34,622
合　　計	5,126,358	5,631,107	31,636	28,370

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(図表20)信用力別構成(15/9月末時点)［三井住友銀行(単体)］

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合　計
信用リスク相当額(与信相当額)	2,359	22	103	2,484
信用コスト	2	0	2	4
信用リスク量	11	1	4	16

(注1)市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。
(注2)外部格付を取得していない先。

File No. 82-4395
Exhibit A3(a)
(English Translation)

Progress Report on the Plan for Strengthening the Financial Base

(Selected tables excerpted from the original Japanese report)

December 2003

Sumitomo Mitsui Financial Group, Inc.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group]

Holding company established in December '02

	FY01 Actual	FY02 Actual	1st half, FY03 Actual		FY03 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets		2,786.2	3,368.4		3,387.7
Loans and bills discounted		19.0	40.0		40.0
Securities		2,717.2	3,253.5		3,251.0
Total liabilities		131.9	233.3		250.6
Total stockholders' equity		3,156.1	3,127.5		3,172.8
Capital stock		1,247.7	1,247.7		1,247.7
Capital reserve		1,747.3	1,247.8		1,247.8
Other capital surplus		-	499.5		499.5
Earned surplus reserve		0.5	-		-
Retained earnings*		161.0	133.0		178.2
Treasury stock		(0.4)	(0.5)		(0.4)
(Income)					(Billions of yen)
Ordinary profit		119.6	5.0		50.0
Dividends on investments in subsidiaries and subsidiaries		128.3	3.0		46.4
Expenses		1.0	1.5		3.5
Personnel		0.4	0.8		1.8
Non-personnel		0.6	0.7		1.7
Extraordinary profit		-	-		-
Extraordinary loss		-	-		-
Income (loss) before income taxes		119.6	5.0		50.0
Income taxes (current)		0.2	0.0		0.0
Income taxes (deferred)		(5.3)	0.2		
Net income (loss)		124.7	4.8		50.0
(Dividend)					(Billions of yen, yen, %)
Distributable profit		160.6			677.3
Dividend (including interim dividend)		33.3	-		46.4
Dividend of common stock		17.4	-		17.4
Dividend of preferred stock <public funds>		14.5	-		14.5
Dividend of preferred stock <others>		1.4	-		14.5
Dividend per share (common stock) (yen)		3,000	-		3,000
Dividend per share (Type 1 preferred stock) (yen)		10,500	-		10,500
Dividend per share (Type 2 preferred stock) (yen)		28,500	-		28,500
Dividend per share (Type 3 preferred stock) (yen)		13,700	-		13,700
Dividend per share (Type 4 preferred stock 1st to 12th Series) (yen)		19,500	-		135,000
Dividend per share (Type 4 preferred stock 13th Series) (yen)		3,750	-		67,500
Dividend rate (preferred stock <public funds>)		1.11	-		1.11
Dividend rate (preferred stock <others>)		0.28	-		2.93
Payout ratio		15.99	-		82.85
(Financial indicators)					(%)
ROE (Net income / Stockholders' equity <average balance>)		4.69	0.30		1.58
ROA (Net income / Total assets <average balance>)		4.47	0.28		1.47

*Retained earnings excluding Earned surplus reserve.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY01 Actual*1	FY02 Actual*2	1st half, FY03 Actual		FY03 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets	105,465.0	98,922.7	93,314.3		93,000.0
Loans and bills discounted	60,635.6	59,391.4	54,792.2		56,700.0
Securities	23,426.3	23,130.4	24,477.4		20,800.0
Trading assets	1,257.0	1,185.6	1,558.7		1,200.0
Deferred tax assets <term-end balance>	1,741.1	1,814.6	1,711.7		1,814.6
Total liabilities	101,512.1	95,396.2	91,088.2		90,700.0
Deposits, NCD	67,897.2	64,576.5	62,757.6		63,900.0
Bonds	-	-	-		-
Trading liabilities	224.4	242.4	318.6		200.0
Deferred tax liabilities <term-end balance>	-	-	-		-
Deferred tax liabilities for Land revaluation <term-end balance>	63.1	57.9	55.8		55.6
Total stockholders' equity	3,196.5	2,279.2	2,611.6		2,298.6
Capital stock	1,326.7	560.0	560.0		560.0
Capital reserve	1,326.8	879.7	879.7		879.7
Other capital surplus	357.6	357.6	357.6		357.6
Earned surplus reserve	-	-	-		-
Retained earnings*3	383.3	414.5	557.2		471.6
Land revaluation excess	100.4	85.3	82.2		81.8
Net unrealized losses on other securities	(298.0)	(17.9)	174.9		(52.1)
Treasury stock	(0.3)	-	-		-
(Income)					(Billions of yen)
Gross banking profit	1,853.5	1,760.6	795.3		1,600.0
Interest income	2,193.0	1,647.1	729.6		1,660.0
Interest expenses	716.5	423.8	161.0		520.0
Net fees and commissions	165.3	194.7	99.4		230.0
Net trading income	121.3	196.0	149.8		170.0
Net other operating income	90.4	146.6	(22.5)		60.0
Gains (losses) on bonds	66.6	135.7	18.8		50.0
Banking profit (excluding transfer to general reserve for possible loan losses)	1,183.4	1,113.6	499.3		1,000.0
Banking profit	678.9	875.5	499.3		1,000.0
Transfer to general reserve for possible loan losses	504.5	238.1	-		-
Expenses	670.1	647.0	296.0		600.0
Personnel	271.8	253.9	114.0		237.0
Non-personnel	366.6	357.7	166.7		333.0
Credit related costs*5	1,038.6	836.4	373.6		650.0
Gains (losses) on stocks	(130.7)	(635.7)	18.8		(110.0)
Losses on devaluation of stocks	130.6	527.5	7.4		
Operating profit	(522.1)	(597.2)	105.2		170.0
Extraordinary profit*5	26.8	6.0	55.0		(50.0)
Extraordinary loss	41.3	79.8	17.2		
Income taxes (current)	32.7	40.3	12.6		20.0
Income taxes (deferred)	(246.5)	(233.0)	(9.2)		
Net income	(322.8)	(478.3)	139.6		100.0
(Dividend)					(Billions of yen, yen, %)
Distributable profit	442.6	629.5			652.3
Dividend (including interim dividend)	37.3				
Dividend of common stock	22.8				
Dividend of preferred stock <public funds>	14.5				
Dividend of preferred stock <others>	-				
Dividend per share (common stock) (yen)	4.0				
Dividend rate (preferred stock <public funds>)	1.11				
Dividend rate (preferred stock <others>)	-				
Payout ratio	-				

	FY01 Actual	FY02 Actual	1st half, FY03 Actual		FY03 Plan
(Financial indicator)					(%)
Yield on interest earning assets (A)	2.39	1.86	1.76		1.99
Interest earned on loans (B)	2.07	1.84	1.79		1.98
Interest earned on securities	2.15	1.11	1.07		1.18
Total cost of funding (including expenses) (C)	1.59	1.22	1.08		1.18
Interest paid on deposits (including NCD) (D)	0.49	0.23	0.15		0.23
Expense ratio (E)	0.98	0.99	0.93		0.93
Personnel	0.39	0.39	0.36		0.36
Non-personnel	0.53	0.55	0.52		0.52
Overall interest spread (A) - (C)	0.80	0.64	0.67		0.81
Interest spread (B) - (D) - (E)	0.59	0.61	0.70		0.82
Non-interest income ratio	8.91	11.05	12.49		14.37
OHR (Expenses / Gross banking profit)	36.15	36.74	37.22		37.50
ROE (Banking profit*6 / Stockholders' equity <average balance>)	33.95	40.52	40.72		43.68
ROA*4	1.12	1.12	1.13		1.12

*1 The figures are those of the former Sumitomo Mitsui Banking Corporation.

*2 The figures for Income and Average balance include those for the former Sumitomo Mitsui Banking Corporation before merger. (From and including April 1, '02 to and including March 16, '03).

*3 The figures are combined figures for Volantary reserves and Unappropriated retained earnings.

*4 FY01 and FY02: Banking profit (excluding transfer to general reserve for possible loan losses) / Total assets <average balance>
1st half, FY03 and FY03: Banking profit (excluding transfer to general reserve for possible loan losses) / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

*5 For the 1st half, FY03, JPY 14.2 billion of Extraordinary gains were earned as Write-back of loan loss reserves and Write-back of revenue for losses on loans sold, in total.
Accordingly, Total credit cost for the 1st half, FY03 (Credit related costs + Extraordinary gains from write-backs of loan loss reserves) was JPY 359.4 billion.

*6 Excluding transfer to general reserve for possible loan losses.

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY02 Actual	1st half, FY03 Actual		FY03 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)
Total assets	101,326.1	95,692.8		95,410.0
Total liabilities	97,528.0	93,203.1		92,850.0
Total stockholders' equity	2,541.7	2,876.4		2,563.8
Capital stock	662.6	662.6		662.6
Capital reserve	961.2	961.2		961.2
Other capital surplus	413.8	399.0		398.9
Earned surplus reserve	1.0	1.0		1.0
Retained earnings*1	436.6	584.8		512.9
Land revaluation excess	85.3	82.2		81.8
Net unrealized losses on other securities	(18.8)	185.6		(54.6)
Treasury stock	0.0	0.0		0.0
(Income)				(Billions of yen)
Total net business profits*2	1,157.8	517.3		1,048.0
Ordinary profit (loss)	(563.7)	118.2		209.0
Extraordinary profit (loss)	(66.3)	37.7		(50.0)
Income taxes (current) Income taxes (deferred)	(176.7)	8.9		37.0
Net income (loss)	(453.3)	147.0		122.0
(Dividend)				(Billions of yen, %)
Distributable profit <including the holding company>	866.8			1,409.9
Payout ratio (for Common stock of the holding company)	-	-		18.70
(Financial indicator)				(%)
ROE (Total net business profits / Stockholders' equity <average balance>)	45.55	38.19		41.05
ROA (Total net business profits / Total assets <average balance>)	1.14	1.08		1.09

*1 Retained earnings excluding Earned surplus reserve.

*2 The figures are combined figures for Banking profit of Sumitomo Mitsui Banking Corporation and Operating profit of the other three companies

(Reference) Retained Earnings [Sumitomo Mitsui Financial Group, Inc. + Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY02 Actual	1st half, FY03 Actual		FY03 Plan
Retained earnings*	1,013.0	1,617.4		1,590.6
Other capital surplus	413.9	898.5		898.5

* The sum of Retained earnings of Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd.

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

(Scale)<term-end balance> (Billions of yen)

	FY02 Actual	1st half, FY03 Actual		FY03 Forecast
Total assets	104,607.4	100,725.5		
Loans and bills discounted	61,082.9	59,666.4		
Securities	24,118.5	22,451.1		
Trading assets	4,495.4	3,485.3		
Deferred tax assets	1,956.1	1,846.0		
Total liabilities	101,186.7	96,974.1		
Deposits, NCD	67,784.0	66,521.9		
Bonds	---	---		
Trading liabilities	2,851.4	2,046.8		
Deferred tax liabilities	43.9	58.5		
Deferred tax liabilities for land revaluation	58.8	56.7		
Minority interests	996.7	1,005.9		
Total stockholders' equity	2,424.1	2,745.5		
Capital stock	1,247.7	1,247.7		
Capital surplus	856.2	854.8		
Earned surplus reserve	311.7	423.3		
Land revaluation excess	101.4	97.9		
Net unrealized losses on other securities	(24.2)	176.2		
Foreign currency translation adjustments	(53.5)	(41.2)		
Treasury stock	(15.2)	(13.2)		

(Income) (Billions of yen)

	FY02 Actual	1st half, FY03 Actual		FY03 Forecast
Ordinary income	3,506.4	1,760.8		
Interest income	1,816.9	826.4		
Fees and commissions	424.2	237.2		
Trading income	206.5	163.9		
Other operating income	947.0	459.7		
Other income	111.8	73.6		
Ordinary expenses	4,022.1	1,595.3		
Interest expenses	417.4	163.2		
Fees and commissions	71.3	42.0		
Trading losses	0.7	---		
Other operating expenses	721.1	433.0		
General and administrative expenses	889.2	448.1		
Other expenses	1,922.3	509.1		
Write-off of loans	364.6	388.9		
Transfer to reserve for possible loan losses	654.7	14.5		
Transfer to general reserve for possible loan losses	250.6	(228.3)		
Transfer to specific reserve	408.0	244.9		
Ordinary profit (loss)	(515.7)	165.5		320.0
Extraordinary gains	11.9	41.4		
Extraordinary losses	87.1	20.1		
Income (loss) before income taxes	(590.9)	186.9		
Income taxes (current)	66.1	22.4		
Income taxes (deferred)	(225.2)	(5.1)		
Minority interests in net income (loss)	33.6	26.1		
Net income (loss)	(465.4)	143.5		230.0

(Table 2-1) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY01 Actual*4	FY02 Actual	1st half, FY03 Actual		FY03 Plan
Capital stock	1,326.7	1,247.7	1,247.7		1,247.7
Noncumulative perpetual preferred stock	650.5	---	---		---
Capital reserve	1,326.8	---	---		---
Capital surplus	---	856.2	854.8		858.4
Retained earnings*2	438.0	---	---		---
Retained earnings*2	---	278.4	423.3		385.5
Minority interests in consolidated subsidiaries	984.1	996.9	1,010.4		1,015.2
Preferred securities	863.6	840.1	824.0		839.8
Net unrealized losses on other securities	(304.8)	(24.2)	---		(58.4)
Treasury stock	(17.5)	(15.2)	(13.2)		(5.0)
Foreign currency translation adjustments	(15.2)	(53.5)	(41.2)		(53.5)
Goodwill	(0.2)	(0.3)	(0.2)		(0.3)
Consolidated adjustment account	(18.5)	(30.0)	(12.7)		(27.3)
Others	---	---	---		---
Total Tier I	3,719.4	3,255.9	3,468.8		3,362.3
<Tax effect>	(1,843.3)	(1,912.2)	(1,787.5)		(1,900.0)
Unrealized gains on securities	---	---	127.2		---
Land revaluation excess	82.9	71.7	69.2		69.1
General reserve for possible loan losses	844.4	739.6	737.7		743.8
Perpetual subordinated liabilities	796.9	569.1	684.3		646.4
Others	---	---	---		---
Total upper Tier II	1,724.2	1,380.4	1,618.5		1,459.3
Subordinated liabilities, preferred stock	1,780.6	1,581.3	1,617.2		1,513.7
Others	---	---	---		---
Total lower Tier II	1,780.6	1,581.3	1,617.2		1,513.7
Total Tier II	3,504.8	2,961.6	3,235.7		2,972.9
<Tier II capital included as qualifying capital>	(3,504.8)	(2,961.6)	(3,235.7)		(2,972.9)
Tier III	---	---	---		---
Subtraction item	(163.3)	(238.6)	(244.1)		(248.7)
Total capital	7,060.8	5,978.9	6,460.4		6,086.5

(Billions of yen)

	FY01 Actual*4	FY02 Actual	1st half, FY03 Actual		FY03 Plan
Risk-adjusted assets	67,548.0	59,166.9	59,017.0		59,500.0
On-balance-sheet items	62,532.2	55,417.7	55,243.3		55,700.0
Off-balance-sheet items	4,803.2	3,525.4	3,491.1		3,550.0
Others*3	212.7	223.8	282.6		250.0

(%)

	FY01 Actual*4	FY02 Actual	1st half, FY03 Actual		FY03 Plan
Capital ratio	10.45	10.10	10.94		10.22
Tier I ratio	5.50	5.50	5.87		5.65

*1 Assumptions on yen / dollar exchange rate for the fiscal year ending Mar. 31, '04: $1=120.00 yen.

*2 Expected outflows are excluded from the stated figures.

*3 Market risk equivalent amounts divided by 8%.

*4 The figures are those for the former Sumitomo Mitsui Banking Corporation (Consolidated).

(Table 2-2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY01 Actual*6	FY02 Actual	1st half, FY03 Actual		FY03 Plan
Capital stock	1,326.7	560.0	560.0		560.0
Noncumulative perpetual preferred stock	650.5	---	---		---
Capital reserve	1,326.8	879.7	879.7		879.7
Other capital surplus	357.6	357.6	357.6		357.6
Earned surplus reserve*2	---	---	---		---
Voluntary reserves*2	221.5	221.5	221.5		221.5
Profit brought forward to next year*3	123.0	191.5	290.8		248.6
Others*4	869.8	738.9	766.3		746.6
Preferred securities	863.6	732.8	769.0		740.5
Net unrealized losses on other securities	(298.0)	(17.9)	---		(52.1)
Treasury stock	(0.3)	---	---		---
Goodwill	---	---	---		---
Total Tier I	3,927.2	2,931.4	3,076.0		2,961.9
<Tax effect>	(1,741.1)	(1,814.6)	(1,711.7)		(1,814.6)
Unrealized gains on securities	---	---	128.2		---
Land revaluation excess	73.6	64.4	62.1		61.8
General reserve for possible loan losses	791.2	672.6	661.6		672.5
Perpetual subordinated liabilities	796.9	569.1	686.1		646.4
Others	---	---	---		---
Total upper Tier II	1,661.7	1,306.1	1,538.0		1,380.7
Subordinated liabilities, preferred stock	1,747.5	1,557.6	1,579.0		1,499.3
Others	---	---	---		---
Total lower Tier II	1,747.5	1,557.6	1,579.0		1,499.3
Total Tier II	3,409.2	2,863.7	3,117.0		2,880.0
<Tier II capital included as qualifying capital>	(3,409.2)	(2,771.8)	(3,076.0)		(2,861.6)
Tier III	---	---	---		---
Subtraction item	(55.3)	(55.4)	(55.4)		(55.4)
Total capital	7,281.0	5,647.8	6,096.5		5,768.1

(Billions of yen)

Risk-adjusted assets	63,296.6	53,807.1	52,926.5		53,800.0
On-balance-sheet items	57,965.0	50,297.7	49,482.8		50,300.0
Off-balance-sheet items	5,192.3	3,322.5	3,210.5		3,300.0
Others*5	139.3	187.0	233.3		200.0

(%)

Capital ratio	11.50	10.49	11.51		10.72
Tier I ratio	6.20	5.44	5.81		5.50

*1 Assumptions on yen / dollar exchange rate for the fiscal year ending Mar. 31, '04: $1=120.00 yen.

*2 The figures are those excluding profit to be appropriated.

*3 The figures are Unappropriated retained earnings minus Expected outflows.

*4 Amounts of Minority interests in consolidated subsidiaries and Foreign currency translation adjustments.

*5 Market risk equivalent amounts divided by 8%.

*6 The figures are those for the former Sumitomo Mitsui Banking Corporation (Consolidated).

(Table 5) Earnings by Unit

(Billions of yen)

	FY02 Actual	1st half, FY03 Actual	FY03 Forecast
Net interest income	278.3	137.2	279.0
Fees and commissions + Foreign exchange	34.4	18.1	52.0
Consumer Banking Unit	312.7	155.3	331.0
Net interest income	337.2	161.6	331.0
Fees and commissions + Foreign exchange	231.8	136.6	258.0
Middle Market Banking Unit	569.0	298.2	589.0
Net interest income	101.7	51.2	104.0
Fees and commissions + Foreign exchange	61.1	30.8	76.0
Corporate Banking Unit	162.8	82.0	180.0
Marketing business	87.6	44.1	95.0
Treasury business	1.3	0.8	1.0
International Banking Unit	86.4	45.2	97.0
Net interest income	9.4	5.0	10.2
Fees and commissions + Foreign exchange	0.2	0.2	0.3
Community Banking Unit	9.6	5.2	10.5
Treasury Unit	581.5	216.0	370.0
Headquarters	38.6	(6.6)	17.5
Gross banking profit	1,760.6	795.3	1,595.0
Expenses	(647.0)	(296.0)	(595.0)
Banking profit (excluding transfer to general reserve for possible loan losses)	1,113.6	499.3	1,000.0

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar. 31, '02 Actual	Mar. 31, '03 Actual	Sep. 30, '03 Actual		Mar. 31, '04 Plan
(Number of Employees and Directors)					
Directors	33	24	24		28
Board of Directors*1	26(2)	17(2)	17(2)		21(2)
Auditors*1	7(4)	7(3)	7(3)		7(3)
Employees*2	25,027	24,024	23,838	*3	22,600

*1 Figures in the brackets indicate the number of those who are not full-time attendants.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

*3 Recruited 727 newly graduated students in Apr. '03. Number of employees as of Mar. 31, '04 is forecasted to be 22,600 as initially planed.

(Number of Offices)

Domestic Branches*1	564	437	435		435
Overseas Branches*2	21	20	20		19
(Reference) Overseas Subsidiaries*3	25	26	26		26

*1 Excluding sub-branches, agencies, specialized branches for receiving money transfers, specialized branches for controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding overseas subsidiaries with ownership of less than 50%.

	FY01 Actual	FY02 Actual	1st half, FY03 Actual		FY03 Plan
(Personnel Expenses)					
Personnel Expenses (Millions of yen)	271,788	254,346	114,795		238,800
Salary and Remuneration (Millions of yen)	221,889	205,602	89,361		184,000
Average Salary (Thousands of yen)	496	508	498		502

(Note) Average age of the employee is 38.5 years old (as of September 30, '03)

(Remuneration and Bonus of Directors) (Millions of yen)

Remuneration and Bonus of Directors*1	830	763	259		760
Remuneration	830	763	259		760
Bonus	0	0	0		0
Average Remuneration and Bonus of Directors	28	(*2) 27	26		31
Average Retirement Allowances of Directors	81	63	(*2) 43		87

*1 Sum of those included in personnel expenses and profit appropriation, including rewards as executive officers in case concurrently appointed.

*2 Excluding those of former Wakashio Bank.

(Non-personnel Expenses) (Millions of yen)

Non-personnel Expenses*1	366,637	355,248	164,916		329,800
System related cost*2	96,324	90,486	39,691		82,300
Excluding System related cost	270,313	264,762	125,225		247,500

*1 Excluding the fees for management guidance from subsidiaries to parent.

*2 Including leasing expenses and other related costs.

(Personnel Expenses + Non-personnel Expenses) (Millions of yen)

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card business	Sep. '03	816.2	329.6	100.3	94.8	170.6	6.2	3.9	Consolidated
SMBC Leasing Company, Limited	Leasing business	Sep. '03	1,716.8	1,196.4	151.8	146.2	143.4	5.0	2.7	Consolidated
The Japan Research Institute, Limited	Economic research, system engineering and management consulting business	Sep. '03	67.4	23.2	15.3	23.8	20.0	1.6	0.8	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities business and derivatives business	Sep. '03	5,620.6	1,508.8	220.0	360.7	163.2	20.4	12.2	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust business	Sep. '03	11.6	-	-	8.5	8.0	0.2	0.1	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Commercial banking business	Sep. '03	2,808.3	90.1	30.1	76.2	4.8	3.6	1.2	Consolidated
The Bank of Kansai, Ltd.	Commercial banking business	Sep. '03	1,378.8	28.0	23.0	44.6	37.1	2.5	1.6	Consolidated
The Kangin Lease Company, Limited	Leasing business	Sep. '03	30.1	24.7	15.0	3.4	-	0.2	0.0	Consolidated
The Kangin Service Company, Limited	Management of real estate for branches	Sep. '03	17.2	7.3	7.0	6.9	-	0.2	0.1	Consolidated
The Kansai Sawayaka Bank, Limited	Commercial banking business	Sep. '03	782.7	718.7	-	46.0	-	6.0	3.2	Consolidated
The Japan Net Bank, Limited	Commercial banking business via Internet	Sep. '03	197.9	56.0	-	6.6	11.4	(1.1)	(1.1)	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee business	Sep. '03	7,691.8	-	-	80.0	94.7	(6.3)	(6.3)	Consolidated
The SC Card Business Company, Limited	Service for credit card members	Sep. '03	3.1	1.0	1.0	0.3	-	0.4	0.2	Consolidated
SAKURA CARD CO., Ltd.	Credit card business	Sep. '03	209.8	38.9	18.2	15.9	10.7	0.8	0.5	Consolidated
At-Loan Co., Ltd.	Loan business	Sep. '03	101.7	84.0	84.0	0.6	13.0	(1.9)	(1.9)	Consolidated
SMBC Capital Co., Ltd.	Venture capital business	Sep. '03	13.5	10.5	10.5	2.5	1.7	0.3	0.1	Consolidated
SMBC Consulting Co., Ltd.	Management Consulting business	Sep. '03	2.9	-	-	2.5	1.8	0.6	0.3	Consolidated
SMBC Finance Co. Ltd.	Factoring and loan business	Sep. '03	761.6	450.6	324.3	63.8	110.0	(8.9)	(9.9)	Consolidated
SMBC Mortgage Co., Ltd.	Mortgage securities business	Sep. '03	300.6	285.8	282.8	13.9	4.1	1.0	1.0	Consolidated
Financial Link Company, Limited	Data processing and management consulting	Jun. '03	0.2	-	-	0.1	0.2	(0.0)	(0.0)	Consolidated
SMBC Friend Securities Co., Ltd.	Securities business	Sep. '03	163.2	-	-	96.7	38.6	10.1	10.8	Consolidated
Sakura KCS Corporation	System engineering and data processing business	Sep. '03	17.6	0.5	0.3	12.1	0.2	0.1	0.1	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing business	Sep. '03	17.9	5.5	3.4	7.9	0.0	0.1	0.1	Consolidated
Global Factoring Co., Ltd.	Factoring business	Sep. '03	247.6	193.8	193.8	0.0	-	0.0	0.0	Consolidated
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust business	Sep. '03	16.2	-	-	12.1	3.4	0.3	0.4	Equity Method
DLJdirect SFG Securities Co. Ltd.	On-line discount securities brokerage service	Sep. '03	149.1	6.5	1.0	4.4	1.3	1.3	1.4	Equity Method
Japan Pention Navigator Co., Ltd.	Defined contribution pension plans	Sep. '03	2.1	-	-	1.9	1.2	(0.3)	(0.3)	Equity Method
QUOQ Inc.	Purchase of monetary assets and credit guarantee business	Sep. '03	986.6	527.6	119.4	37.2	2.9	1.4	1.0	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing business	Sep. '03	191.2	132.0	15.7	10.8	-	1.2	0.8	Consolidated
Mazda Auto Leasing Company, Limited	Leasing business	Sep. '03	11.6	9.4	1.5	1.4	-	0.2	0.1	Consolidated
SAKURA LEASING CO, LTD.	Leasing business	Sep. '03	79.6	73.1	60.7	1.0	-	1.3	(0.2)	Consolidated
Space Service LLC.	Leasing business	Sep. '03	5.7	4.6	2.8	(0.0)	-	0.0	(0.0)	Consolidated
SBL Partners LLC.	Factoring business	Jun. '03	14.8	14.3	14.3	0.0	-	0.0	0.0	Consolidated
The Awagin Lease Company Limited	Leasing business	Sep. '03	42.6	31.5	1.3	6.0	-	0.2	0.2	Equity Method
The San-in General Lease Company Limited	Leasing business	Sep. '03	49.2	37.0	1.2	4.7	-	1.0	0.5	Equity Method
Miegin General Leasing Co.Ltd.	Leasing business	Sep. '03	11.8	9.5	0.9	1.4	-	0.0	0.0	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business		Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Commercial Banking business	US$	Sep. '03	12,140	219	6,210	1,731	1,700	37	26	Consolidated
Manufacturers Bank	Commercial Banking business	US$	Jun. '03	1,223	11	1	193	283	7	5	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial Banking business	CAN$	Jul. '03	1,266	56	28	153	122	5	3	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial Banking business	R$	Jun. '03	1,150	556	445	317	302	(52)	(52)	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial Banking business	RPIAH	Jun. '03	5,704	911	1,821	1,122	960	72	49	Consolidated
SMBC Leasing and Finance, Inc.	Leasing business	US$	Jun. '03	1,138	230	191	731	690	14	8	Consolidated
SMBC Capital Markets, Inc.	Investment and derivative business	US$	Jun. '03	4,978	360	2,139	852	609	5	1	Consolidated
SMBC Capital Markets Limited	Investment and derivative business	US$	Jun. '03	1,194	35	-	329	300	(2)	(3)	Consolidated
Sumitomo Mitsui Finance Australia Limited	Finance business	A$	Jun. '03	2,110	1,616	1,992	113	105	10	7	Consolidated
SMBC Securities, Inc.	Securities business	US$	Jun. '03	200	150	25	47	40	3	2	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance business	US$	Jun. '03	85	83	90	0	0	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance business	US$	Jun. '03	1,918	1,913	2,058	0	0	0	0	Consolidated
Sumitomo Finance International plc	Investment business	STG	Jun. '03	224	58	8	126	200	1	1	Consolidated
SMBC International Finance N.V.	Finance business	US$	Jun. '03	4,241	4,207	4,354	1	0	0	(0)	Consolidated
BSL Leasing Co., Ltd.	Leasing business	TBAH	Jun. '03	1,697	1,225	90	200	6	27	19	Equity Method
SBCS Company Limited	Investment and consulting business	TBAH	Jun. '03	471	210	210	257	14	25	25	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte Ltd.	Leasing business	S$	Jun. '03	156	126	99	10	-	0	0	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing business	HK$	Jun. '03	856	797	672	62	-	5	5	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing business	TBAH	Jun. '03	1,743	1,516	1,479	209	-	19	13	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing business	RM	Jun. '03	115	97	31	6	-	1	0	Consolidated
P.T. EXIM SB Leasing	Leasing business	RPIAH	Jun. '03	145	229	141	34	0	4	4	Consolidated
[Daiwa Securities SMBC Co. Ltd.]											
Daiwa Securities SMBC Europe Limited	Securities business	STG	Sep. '03	5,073	55	24	179	-	13	13	Equity Method

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in these tables.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).
(*2) Including bonds and commercial papers.
(*3) Including guarantees.
(*4) Indicated as the combined basis of SMFG and SMBC.
(*5) Based on Sumitomo Mitsui Financial Group's consolidated financial results.
(*6) For the companies reporting Operating Losses, Net Losses or Retained Losses, projection of income and position in the group strategy of SMFG and SMBC are described in the next page.
(*7) The Kansai Sawayaka Bank, Limited and two other companies become consolidated companies through acquisition, and five newly established companies, including SMBC Leasing Investment L.L.C. are consolidated companies.
Sakura Friend Securities Co., Ltd., Mitsui Finance Service Co., Ltd., Sakura Finance Co., Ltd. and two other companies were merged, Sakura Global Capital Asia Limited was liquidated, and they were unconsolidated from 1st half, FY03.
Two newly established companies are accounted as affiliates by equity method since 1st half, FY03.
Daiwa Europe (Deutschland) GmbH, liquidated, has already been excluded from affiliates by equity method since 1st half, FY03.

Details of (*5)

Company name	Earnings projections	Strategic position within the Group
The Kangin Service Company, Limited	Secure positive bottom line in FY03	Kansai Bank's subsidiary for holding and managing the bank's real estate
The Japan Net Bank, Limited	Net loss of JPY 1.1 billion in 1st half, FY03. Forecast for FY03: Net loss of JPY 1.6 billion. Striving to go into black in Mar. '03.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Sumigin Guarantee Company, Limited became its wholly-ownd subsidiary in Mar. 02. Expected to be in black on consolidated basis in FY04.	SMBC's housing loan guarantee subsidiary
The SB Card Business Company, Limited	Secure positive bottom line in FY03	Company providing services to SMBC's card holders
At-loan Co., Ltd.	Aiming for black ink at early date by increasing outstanding loan balance.	Group's lone consumer loan specialized company
SMBC Capital Co., Ltd.	Expected to be in black in FY03 thanks to increase in management fees from establishment of new funds, and decrease in amount of write-offs of invested stocks.	Strategic group company for promoting active equity investment in growth companies
SMBC Finance Service Co., Ltd.	Secure positive bottom line in FY04, while expected to be in red in FY03 because of large borrowers' deterioration.	SMBC's finance and factoring subsidiary
SMBC Mortgage Co., Ltd.	Secure positive bottom line in FY03	SMBC's finance subsidiary
Financial Link Company, Limited	Expected to go into black in FY03 thanks to new contracts acquired.	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Japan Pension Navigator Co., Ltd.	Earnings power incrasing with operation starting to move on full-scale basis and improving level of services. Aiming for positive bottom line at early date but depreciation of initial systems investment drag on earnings and expected to remain in red for several years.	Core company in defined contribution pension plan business
SAKURA LEASING CO, LTD.	Merged with SMBC Leasing Company, Limited in Oct. 1, '03	-
Space Service LLC.	Go into black in FY04.	SPC of SMBC Leasing Company
Banco Sumitomo Mitsui Brasileiro S.A.	Net loss of 25-31 million real. (Stockholders' equity in dollar term is expected to be sustained.) Loss carryforward is expected to be eliminated in the next fiscal year.	Subsidiary bank focuses mainly on corporate business for global Japanese and multi-national non-Japanese companies in Brazil.
SMBC Capital Markets Limited	Actually secure positive bottom line in six month period ended Jun. 30, 03. Secure positive bottom line in six month period ended Dec. 31, 03.	Overseas sbusidiary for derivative business.
Sumitomo Finance International plc	Net income in fiscal year ended Dec,2002. Aiming to maintain black figure in fiscal year ended Dec,2003.	Investment company
SMBC International Finance N.V.	Revenue and expenses are expected to be balanced.	Issuing company of SMBC's subordinated guaranteed bonds (no new issuance planned)
SMBC Leasing (Hong Kong) Limited	Secure positive bottom line in fiscal year ended Dec. 2003.	Overseas sbusidiary of SMBC Leasing
P.T.EXIM SB Leasing	Concentrate on recovering loans with a view to liquidation	Overseas sbusidiary of SMBC Leasing

(Table 10) Loans and Bills Discounted [Sumitomo Mitsui Banking Corporation (Non-conconsolidated)]

(Balance) (Billions of yen)

		Mar. 31, '03 Actual (A)	Sep. 30, '03 Actual (B)		Mar. 31, '04 Plan (C)
Domestic	including Impact loans	54,208.0	52,429.5		52,208.0
	excluding Impact loans	53,330.9	51,645.1		51,330.9
Small- and medium-sized enterprises*	including Impact loans	21,596.9	20,467.5		20,616.9
	excluding Impact loans	21,291.3	20,227.2		20,311.3
Loans with guarantee of credit guarantee corporation		1,975.5	1,818.3		1,875.5
Individuals (excluding business loans)		12,775.1	13,134.3		13,475.1
Housing loans		11,161.4	11,627.8		11,861.4
Others		19,836.0	18,827.7		18,116.0
Overseas		3,074.4	2,832.7		3,074.4
Total		57,282.4	55,262.2		55,282.4

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates
-Wholesaling enterprise whose capital is JPY 100 million or less or number of employees is 100 or less
-Services enterprise whose capital is JPY 50 million or less or number of employees is 100 or less
-Retailing enterprise whose capital is JPY 50 million or less or number of employees is 50 or less
-Other enterprise whose capital is JPY 300 million or less or number of employees is 300 or less
-Unincorporated enterprise

(Adjusted basis <excluded factors shown below>)

(Billions of yen)

		1st half, FY03 Actual (B)-(A)+(a)		FY03 Plan (C)-(A)+(b)
Domestic	including Impact loans	(610.4)		(850.0)
	excluding Impact loans	(517.7)		(850.0)
Small- and medium-sized enterprises	including Impact loans	(59.5)		70.0
	excluding Impact loans	5.8		70.0

(Factors for reduction in loans)

(Billions of yen)

	1st half, FY03 Actual (a)	Small and medium-sized enterprises		FY03 Plan (b)	Small and medium-sized enterprises
Loan losses	1,247.9	858.9			
Direct write-offs*1	250.1	0.2			
Direct reduction*2	569.6	479.3			
Secondary losses on loans sold to CCPC*3	17.3	17.3			
Sales of loans to RCC*4	11.6	2.9			
Sales of problem assets to others	120.7	107.9			
Others*5	278.6	251.3			
Sales and securitization of loans*6	(438.2)	7.0			
Private placement of bonds, etc.*7	358.4	204.0			
Subsidiaries etc.*8	0.0	0.0			
Total	1,168.1	1,069.9		1,150.0	1,050.0

*1 Direct write-offs which are allowed to be tax deductible.
*2 Of those reduced in this fiscal year.
*3 Losses due to the disposition of collaterals of loans sold to CCPC, etc.
*4 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.
*5 Decrease through other measures of disposing non-performing loans
*6 Mainly sales and securitization of normal loans.
*7 Amount of credit given that are virtually equivalent to that of loan, such as private placement of bonds, etc.
*8 Loans to consolidated subsidiaries and subsidiaries under equity method which contribute to encouraging smooth provision of credit to small- and mid-sized enterprises.

(Table 13) Ploblem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '03 Actual Non-consolidated	Mar. 31, '03 Actual Consolidated	Sep. 30, '03 Actual Non-consolidated	Sep. 30, '03 Actual Consolidated
Bankrupt and quasi-bankrupt assets	524.9	656.0	506.1	640.9
Doubtful assets	2,129.5	2,340.2	1,631.2	1,851.1
Substandard loans	2,606.9	2,857.6	1,729.3	1,960.8
Sub-total	5,261.3	5,853.8	3,866.6	4,452.8
Normal assets	57,313.4	59,330.5	56,623.8	59,375.5
Total	62,574.7	65,184.3	60,490.4	63,828.3

(Note) Non-consolidated figures: SMBC's non-consolidated figures.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, '03 Actual Non-consolidated	Mar. 31, '03 Actual Consolidated	Sep. 30, '03 Actual Non-consolidated	Sep. 30, '03 Actual Consolidated
General reserve	1,113.2	1,173.9	880.3	945.5
Specific reserve	950.0	1,058.0	629.2	744.4
Loan loss reserve for specific overseas countries	11.6	11.6	9.5	9.5
Sub-total	2,074.8	2,243.5	1,519.0	1,699.4
Reserve for possible losses on loans sold to CCPC	17.2	20.7	0.2	2.6
Total	2,092.0	2,264.2	1,519.2	1,702.0

(Note) Non-consolidated figures: SMBC's non-consolidated figures.

(Table 14) Risk-Monitored Loans

(Billions of yen)

	Mar. 31, '03 Actual Non-consolidated	Mar. 31, '03 Actual Consolidated	Sep. 30, '03 Actual Non-consolidated	Sep. 30, '03 Actual Consolidated
Bankrupt loans (A)	172.4	201.4	146.0	179.5
Non-accrual loans (B)	2,390.2	2,710.2	1,957.7	2,287.3
Past due loans (3 months or more) (C)	114.7	130.3	94.5	101.6
Restructured loans (D)	2,492.2	2,728.8	1,634.8	1,853.9
(1) Reduction of the original interest rate	523.5	559.5	256.2	258.4
(2) Forbearance of interest payments	8.0	33.2	5.1	5.2
(3) Loans to supported companies	-	-	-	0.0
(4) Forbearance of principal repayments	1,950.6	2,121.9	1,364.2	1,571.4
(5) Others	10.1	14.2	9.3	18.9
Total (E)=(A)+(B)+(C)+(D)	5,169.5	5,770.7	3,833.0	4,422.3
Direct reduction	925.5	1,273.4	1,291.3	1,634.3
Ratio (E) / Total loans	9.0%	9.4%	6.9%	7.4%

(Note) Non-consolidated figures: SMBC's non-consolidated figures.

(Table 15) Disposition of Problem Assets

<SMBC Non-consolidated>

(Billions of yen)

	FY02 Actual	1st half, FY03 Actual		FY03 Forecast
Credit related costs (A)	836.4	588.5		
Transfer to specific reserve	375.4	217.3		
Write-off of loans and other related losses (C)	449.7	373.6		
Write-off of loans	259.7	327.1		
Losses on sales of loans to CCPC	16.4	0.8		
Losses on sales of loans to RCC*1	22.0	2.4		
Losses on bulk sales	126.9	32.5		
Losses on debt forgiveness	24.7	10.8		
Transfer to reserve for possible losses from loans sold to CCPC	15.2	(0.4)		
Transfer to reserve for supporting specific borrowers	-	-		
Transfer to loan loss reserve for specific overseas countries	(3.9)	(2.0)		
Transfer to general reserve for possible loan losses (B)	238.1	(229.1)		
Total (A) + (B)	1,074.5	359.4		700.0

<Reference>

Direct write-off of loans already reserved (D)	1,131.7	700.5		-
Gross direct write-offs (C) + (D)	1,581.4	1,074.1		-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

<Consolidated>

(Billions of yen)

	FY02 Actual	1st half, FY03 Actual		FY03 Forecast
Credit related costs (A)	950.3	669.8		
Transfer to specific reserve	408.0	244.8		
Write-off of loans and other related losses (C)	529.5	427.3		
Write-off of loans	339.9	378.1		
Losses on sales of loans to CCPC	17.1	0.8		
Losses on sales of loans to RCC*1	22.0	2.5		
Losses on bulk sales	125.8	35.1		
Losses on debt forgiveness	24.7	10.8		
Transfer to reserve for possible losses from loans sold to CCPC	16.7	(0.3)		
Transfer to reserve for supporting specific borrowers	-	-		
Transfer to loan loss reserve for specific overseas countries	(3.9)	(2.0)		
Transfer to general reserve for possible loan losses (B)	250.6	(228.3)		
Total (A) + (B)	1,200.9	441.5		

<Reference>

Direct write-off of loans already reserved (D)	1,280.9	764.4		-
Gross direct write-offs (C) + (D)	1,810.4	1,191.7		-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in the 1st half, FY03

[Sumitomo Mitsui Banking Corporation (Non-conconsolidated)] (Billions of yen)

Internal grading	Internal grading one year before the bankruptcy		Internal grading six month before the bankruptcy	
	Number of bankruptcies	Outstanding exposure	Number of bankruptcies	Outstanding exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	0	0.0	0	0.0
4C	3	3.7	1	0.7
5A	10	4.6	7	6.2
5B	16	4.2	12	3.2
5C	25	3.2	18	2.2
6	23	2.4	12	1.4
7	90	29.5	94	29.3
8	34	14.9	36	11.9
9	8	7.4	30	15.3
No grading	32	5.6	31	5.3

(Notes) 1. Bankruptcies with credit amount less than JPY 50 million are excluded.

2. "No grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, '03
Bankrupt and quasi-bankrupt assets	506.1
Doubtful assets	1,631.2
Substandard loans	1,729.3
Normal assets	56,623.8
Total	60,490.4

(Table 18) Unrealized Gains (Losses) (as of Sep. 30, '03)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	525.3	(10.3)	1.8	12.1
	Bond	509.2	(11.1)	0.9	12.0
	Stock	-	-	-	-
	Other	16.1	0.8	0.9	0.1
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	1,195.8	11.7	11.7	
	Bond	-	-	-	-
	Stock	345.4	11.7	11.7	-
	Other	850.4	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	20,173.2	306.9	585.2	278.3
	Bond	12,718.4	(148.9)	5.0	153.9
	Stock	3,287.3	469.1	562.9	93.8
	Other	4,167.5	(13.3)	17.3	30.6
	Money held in trust*1	20.0	(0.0)	0.3	0.3

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	335.5	328.6	(6.9)	12.2	19.1
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other securities", unrealized gains (losses) are based on the average market price during the final month of the interim period.

*2 Securities include a following item, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with banks"

*3 Based on revaluation of land at fair value as of Mar. 31, '98 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Sep. 30, '03.

(Table 18) Unrealized Gains (Losses) (as of Sep. 30, '03)

[Sumitomo Mitsui Financial Group (Consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	547.0	(10.1)	2.1	12.2
	Bond	510.1	(11.1)	0.9	12.0
	Stock	-	-	-	-
	Other	36.9	1.0	1.2	0.2
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	201.8	-	-	-
	Bond	-	-	-	-
	Stock	193.7	-	-	-
	Other	8.1	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	21,763.6	303.6	604.9	301.3
	Bond	13,739.2	(154.9)	6.6	161.5
	Stock	3,415.5	471.0	578.2	107.2
	Other	4,608.9	(12.5)	20.1	32.6
	Money held in trust*1	20.1	0.0	0.3	0.3

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	342.5	334.1	(8.4)	12.2	20.6
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
But for the stocks in the "Other securities", unrealized gains (losses) are based on the average market price during the final month of the interim period.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet.
Negotiable certificates of deposit included in item "Deposits with banks" and commercial papers as well as claims on loan trust included in item "Commercial papers and other purchased".

*3 Based on revaluation of land at fair value as of Mar. 31, '98, Mar. 31, '99 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Sep. 30, '03.

- (Table 19) Derivatives and Foreign Forward Contracts

[Sumitomo Mitsui Financial Group (Consolidated)]

(Billions of Yen)

	Contract amount or nominal principal amount		Credit risk equivalent amount	
	Mar. 31, '03	Sep. 30, '03	Mar. 31, '03	Sep. 30, '03
Financial futures contracts	203,563.1	230,931.3	-	-
Interest rate swap	225,782.9	248,169.8	4,004.7	3,820.5
Currency swap	12,914.9	14,381.9	871.9	1,134.1
Foreign exchange forward contracts	38,376.9	32,317.4	950.6	1,049.2
Interest rate options (buy)	4,300.9	4,784.0	63.6	79.7
Currency options (buy)	3,214.5	3,262.2	105.8	161.3
Other derivative instruments	24,482.6	29,264.1	49.5	54.6
Effect of Master Netting agreements	-	-	(2,882.5)	(3,462.2)
Total	512,635.8	563,110.7	3,163.6	2,837.0

(Note) Figures given above were computed according to capital adequacy guidelines set by the BIS.

Followings were also added.

- Listed transactions
- Options (sell)
- Transactions for which the original contract has a maturity of 14 days or less

(Table 20) Credit Portfolio (as of Sep. 30, '03)
[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of Yen)

	Counterparty with rating equivalent to BBB/Baa or higher	Counterparty with rating equivalent to BB/Ba or lower	Others*	Total
Credit risk equivalent	235.9	2.2	10.3	248.4
Credit cost	0.2	0.0	0.2	0.4
Amount of credit risk	1.1	0.1	0.4	1.6

(Note) Tentative calculation for inerest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit.
*Corporations without credit ratings by rating agencies.

File No. 82-4395
Exhibit A3(b)

平成１６年１月２６日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

海外子会社の解散について

当社の子会社である三井住友銀行が、海外子会社であるさくらファイナンスオーストラリアを解散いたしましたので、下記のとおりお知らせいたします。

記

１．子会社の名称等

商　号（英文名）	さくらファイナンスオーストラリア Sakura Finance Australia Limited
所在地	Level 40, The Chiefley Tower 2, Chiefley Square, Sydney, NSW2000, Australia
代表者	社長　門田　源

２．解散の理由
海外業務効率化に伴う解散

３．子会社の概要

事業内容	貸付業務、資金運用、外国為替業務			
設立年月	昭和61年3月			
資本金	54,000千豪ドル			
株主資本(平成14年12月末)	60,795千豪ドル			
総資産(平成14年12月末)	67,576千豪ドル			
決算期	毎年12月末			
従業員(平成15年9月末)	0名			
株主構成	三井住友銀行　100%			
最近の業績（単位：百万円）		平成12年度	平成13年度	平成14年度
	総資産	53,210	5,468	4,881
	純資産	3,561	4,503	4,391
	経常利益	320	467	242

４．解散した日
平成16年1月25日

５．当該事象の当社の業績に与える影響
当該事象が当社の業績に与える影響はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03-5512-2678

File No. 82-4395
Exhibit A3(b)
(English Translation)

Sumitomo Mitsui Financial Group Announces to Dissolve Sakura Finance Australia Limited

Note : This release was corrected on Jan 28, 2004.

Tokyo – January 26, 2004 – Sumitomo Mitsui Financial Group, Inc. announced that it dissolved Sakura Finance Australia Limited, one of the overseas subsidiaries of Sumitomo Mitsui Banking Corporation (SMBC), its fully owned company.

1. Outline of the Subsidiary

Corporate Name	Sakura Finance Australia Limited
Location	Level 40, The Chiefley Tower 2, Chiefley Square, Sydney, NSW2000, Australia
Representative	Hajime Kadota, Managing Director

2. Reason for Dissolution
   To improve efficiency of overseas businesses

3. Profile of the Subsidiary

Business	Finance, Investment, Foreign exchange			
Date of Establishment	27 March 1986			
Paid-in Capital	AUD 54,000 thousand			
Shareholders' Equity (as of December 31, 2002)	AUD 60,795 thousand			
Total Assets (as of December 31, 2002)	AUD 67,576 thousand			
Fiscal Year End	December			
Number of employees (as of September 30, 2003)	0 (Japanese expatriate 0, Local hire 0)			
Shareholders	100% owned by SMBC			
Recent Performance (Unit: million JPY)		Dec. 2000	Dec. 2001	Dec. 2002
	Total assets	53,210	5,468	4,881
	Net assets	3,561	4,503	4,391
	Operating Profit	320	467	242

4. Date of Dissolution
   January 25, 2004

5. Impact on SMFG's performance
   There will be no impact on SMFG's performance.

File No. 82-4395
Exhibit A3(c)

平成16年1月29日

各 位

株式会社三井住友フィナンシャルグループ
(コード番号　８３１６)
[お問合せ先]
広報部 TEL：03-5512-2678

平成16年3月期第3四半期情報の開示について

平成16年3月期第3四半期（平成15年10月1日から平成15年12月31日）における三井住友銀行の四半期情報についてお知らせします。

以下に記載する数値は、監査法人による監査を受けておりません。

1．金融再生法ベースのカテゴリーによる開示【三井住友銀行単体】

（金額単位：億円）　　（参考）（金額単位:億円）

	平成15年12月末	平成15年6月末	平成15年9月末
破産更生債権及びこれらに準ずる債権	4,600	5,069	5,061
危険債権	12,724	21,362	16,312
要管理債権	15,902	26,058	17,293
合計	33,226	52,489	38,666

(注) 上記の平成15年12月末及び平成15年6月末の計数は、「金融機能の再生のための緊急措置に関する法律施行規則」第4条に規定する各債権のカテゴリーにより分類しておりますが、集計方法について年度(中間期）末に開示する計数とは異なるため、計数は連続しておりません。
なお、平成15年12月末の集計方法は以下のとおりです。

1. 平成15年12月末の「破産更生債権及びこれらに準ずる債権」および「危険債権」の金額は、同年9月末時点における金額(債務者区分(※) 残高)をベースとし、当行の定める自己査定基準に基づき債務者区分の見直しを行ない、同年9月末から12月末までに債務者区分が下方に変更になったと認められる債務者に対する債権額を新たに加算、または「危険債権」を減額し「破産更生債権及びこれらに準ずる債権」を加算しております。同様に、債務者区分が上方に変更になったと認められる債務者に対する債権額を減額、または「破産更生債権及びこれらに準ずる債権」を減額し「危険債権」を加算しております。
また、平成15年12月末については、同年9月末時点の自己査定金額のうち、開示額が一定以上の大口先に対する債権について四半期中の増減額を勘案しておりますが、原則として、償却・引当見込額、回収額、および担保処分見込額等の四半期中の変動は勘案しておりません。
なお、新たに「破産更生債権及びこれらに準ずる債権」と認められる金額のうち、無価値と認められる部分については直接償却相当額として当該金額を減額しております。

2. 平成15年12月末の「要管理債権」の金額は、同様に、同年9月末時点における金額をベースとし、同年9月末から12月末の間に当行の定める自己査定基準に基づき債務者区分の見直しを行ない、要注意先の債務者のうち新たに要管理債権を有することを確認している債務者の要管理債権を加算し、「破産更生債権及びこれらに準ずる債権」及び「危険債権」に変更になった金額を減額しております。同様に、債務者区分が上方に変更になったと認められる債務者および要管理債権を有しないことを確認している債務者の要管理債権を減額しております。
また、平成15年12月末については、同年9月末時点の自己査定金額のうち、開示額が一定以上の大口先に対する債権について四半期中の増減額を勘案しておりますが、原則として、回収額等の四半期中の変動は勘案しておりません。

※債務者区分との関係
破産更生債権及びこれらに準ずる債権：実質破綻先、破綻先の債権
危険債権：破綻懸念先の債権
要管理債権：要注意先のうち、元本又は利息の支払が３ヵ月以上遅延しているか、
又は貸出条件を緩和している債権

2．自己資本比率【三井住友フィナンシャルグループ連結】

	平成16年3月末（予想値）	（参考）平成15年9月末（実績）
連結自己資本比率	10%台後半	10.94%
連結Ｔｉｅｒ１比率	5%台後半	5.87%

（注）上記予想値は、経営環境に関する前提条件の変化等に伴い変動することがあります。

3．時価のある有価証券の評価差額【三井住友銀行単体】

（金額単位：億円）　（参考）　（金額単位：億円）

	平成15年12月末				平成15年6月末				（参考）平成15年9月末			
	時価	評価差額	うち益	うち損	時価	評価差額	うち益	うち損	時価	評価差額	うち益	うち損
その他有価証券	196,322	2,113	5,181	3,068	221,540	1,128	3,697	2,569	181,585	3,069	5,851	2,782
株式	27,647	3,900	5,011	1,111	28,156	729	2,577	1,847	29,846	4,691	5,628	937
債券	128,145	△ 1,127	126	1,253	143,472	54	564	510	112,700	△ 1,489	50	1,539
その他	40,530	△ 660	44	704	49,911	345	556	211	39,039	△ 133	173	306

（注）1．各四半期末の「評価差額」（及び下表「含み損益」）は、各四半期末の帳簿価額（償却原価法適用前、減損処理前）と時価との差額を計上しております。なお、第３四半期末の帳簿価額は、中間期末の償却原価法適用前、減損処理前（中間期実施額を洗替え後）の計数であります。
また、中間期末の「評価差額」（及び下表「含み損益」）は、中間期末の取得原価（償却原価法適用後、減損処理後。下表「含み損益」については「帳簿価額」）と時価との差額を計上しております。

2．その他有価証券の株式については(四半)期末日前１カ月の市場価格の平均等に、それ以外については(四半)期末日の市場価格等に基づいて算出しております。

3．有価証券のほか、貸付債権信託受益権も含めております。

4．なお、満期保有目的の債券、子会社・関連会社株式に係る含み損益は以下のとおりであります。

（参考）満期保有目的の債券、子会社・関連会社株式の含み損益

（金額単位：億円）　（金額単位：億円）

	平成15年12月末				平成15年6月末				平成15年9月末			
	帳簿価額	含み損益	うち益	うち損	帳簿価額	含み損益	うち益	うち損	帳簿価額	含み損益	うち益	うち損
満期保有目的の債券	5,237	△ 84	24	108	5,346	△ 4	34	37	5,234	△ 103	18	121
子会社・関連会社株式	806	207	209	2	806	△ 138	3	141	806	117	117	－

4．デリバティブ取引【三井住友銀行単体】

(1) 金利関連取引

（金額単位：億円）　（参考）（金額単位：億円）

区分	種類	平成15年12月末			平成15年6月末			（参考）平成15年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	金利先物	1,914,503	4	4	1,773,058	211	211	1,865,404	63	63
	金利オプション	14,452	△ 1	△ 1	25,873	△ 3	△ 3	28,158	△ 3	△ 3
店頭	金利先渡契約	85,118	△ 5	△ 5	45,150	2	2	82,000	4	4
	金利スワップ	3,338,417	2,490	2,490	3,127,902	2,439	2,439	3,401,267	2,628	2,628
	その他	84,902	△ 238	△ 238	62,228	2	2	83,545	△ 255	△ 255
	合計		2,250	2,250		2,651	2,651		2,438	2,438

（注）繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(2) 通貨関連取引

（金額単位：億円）　（参考）（金額単位：億円）

区分	種類	平成15年12月末			平成15年6月末			（参考）平成15年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	通貨スワップ	79,566	593	982	81,235	△ 273	△ 273	80,877	△ 284	552
	通貨スワップション	16,995	250	250	12,780	85	85	15,640	200	200
	為替予約	257,159	304	304	344,931	75	75	255,859	△ 23	△ 23
	通貨オプション	56,838	141	141	53,334	△ 465	△ 465	64,328	△ 76	△ 76
	合計		1,287	1,677		△ 578	△ 578		△ 183	653

（注）繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(3) 株式関連取引

（金額単位：億円）　（参考）（金額単位：億円）

区分	種類	平成15年12月末			平成15年6月末			（参考）平成15年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	株式指数先物	7	0	0	475	△ 15	△ 15	−	−	−
	株式指数オプション	−	−	−	−	−	−	−	−	−
店頭	有価証券店頭オプション	33	0	0	223	△ 4	△ 4	−	−	−
	有価証券店頭指数等スワッ	−	−	−	−	−	−	−	−	−
	その他	1	△ 0	△ 0	−	−	−	−	−	−
	合計		0	0		△ 19	△ 19		−	−

（注）繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引

（金額単位：億円）　（参考）（金額単位：億円）

区分	種類	平成15年12月末			平成15年6月末			平成15年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	債券先物	10,310	0	0	4,411	△ 1	△ 1	7,974	△ 9	△ 9
	債券先物オプション	70	0	0	164	1	1	651	△ 1	△ 1
店頭	債券店頭オプション	34,612	△ 13	△ 13	−	−	−	23,443	△ 70	△ 70
	合計		△ 12	△ 12		0	0		△ 79	△ 79

(注) 繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引

（金額単位：億円）　（参考）（金額単位：億円）

区分	種類	平成15年12月末			平成15年6月末			平成15年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	商品スワップ	1,500	36	36	696	9	9	1,350	27	27
	商品オプション	94	0	0	118	0	0	104	0	0
	合計		36	36		9	9		27	27

(注) 1. 繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位：億円）　（参考）（金額単位：億円）

区分	種類	平成15年12月末			平成15年6月末			平成15年9月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	115	△ 0	△ 0	30	0	0	65	△ 0	△ 0
	その他	33	0	0	24	0	0	29	△ 0	△ 0
	合計		△ 0	△ 0		0	0		△ 0	△ 0

(注) 繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

5．デリバティブ取引（繰延ヘッジ会計適用分）の概要【三井住友銀行単体】

（金額単位：億円）　（参考）　（金額単位：億円）

	平成15年12月末				平成15年6月末				（参考）平成15年9月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	931	1,298	△ 367	△ 771	2,883	1,918	965	569	1,123	1,760	△ 637	△ 1,093
通貨スワップ	14	88	△ 74	58	555	426	129	83	1,393	1,434	△ 41	61
その他	25	52	△ 27	102	32	20	12	△ 130	28	31	△ 3	101
合計	970	1,438	△ 468	△ 611	3,470	2,364	1,106	522	2,544	3,225	△ 681	△ 931

（注）1．デリバティブ取引については、「金利スワップの特例処理」を適用しているものを除き、時価をもって貸借対照表価額として計上しております。
　　　2．ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位：億円）　（参考）　（金額単位：億円）

	平成15年12月末				平成15年6月末				（参考）平成15年9月末			
	1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計	1年以内	1年超5年以内	5年超	合計
受取固定・支払変動	62,355	187,450	49,356	299,161	68,000	134,503	50,301	252,804	78,905	175,549	50,524	304,978
受取変動・支払固定	6,890	46,724	46,478	100,092	8,501	45,248	14,677	68,426	8,102	44,187	45,001	97,290
受取変動・支払変動	19	6,130	508	6,657	30	5,941	408	6,379	31	6,130	508	6,669
金利ｽﾜｯﾌﾟ想定元本合計	69,264	240,304	96,342	405,910	76,531	185,692	65,386	327,609	87,038	225,866	96,033	408,937

6．国内預金・個人預金残高【三井住友銀行単体】

（金額単位：億円）

	平成15年12月末	平成15年9月末	平成14年12月末
国　内　預　金	561,302	561,630	543,859
うち個人預金	319,995	314,246	316,149

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

以　上

File No. 82-4395
Exhibit A3(c)
(English Translation)

Sumitomo Mitsui Financial Group (SMFG)

Financial information for the Third Quarter ended December 31, 2003 (Unaudited)

TOKYO, January 29, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announces its subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC")'s quarterly financial information for the Third Quarter ended December 31, 2003.

(Note)
All of the financial information below is not audited.

1. Problem assets classified by the category under the Financial Reconstruction Law [SMBC, Non-consolidated]

(Billions of yen) | (Reference) (Billions of yen)

	As of Dec. 31, 2003	As of June 30, 2003	As of Sept. 30, 2003
Bankrupt and quasi-bankrupt assets	460.0	506.9	506.1
Doubtful assets	1,272.4	2,136.2	1,631.2
Substandard loans	1,590.2	2,605.8	1,729.3
Total	3,322.6	5,248.9	3,866.6

(Notes)
1. Breakdown of problem assets as of December 31, 2003 and June 30, 2003 is reported in accordance with the categories stipulated under Article 4 of Ordinance on Financial Reconstruction Law. The calculation methods for the December-end and June-end amounts, however, differ from those of the March-end and September-end amounts in the following points. Consequently, there is no continuity.
2. Amounts for Dec. 31, 2003 are based on the balance of claims to each borrower category* at September 30, 2003. Borrower categories are reviewed in accordance with the self-assessment criteria, and claims to borrowers whose category has changed during the period from September 30 to December 31, 2003 are reclassified accordingly.
Claims to large-scale borrowers are adjusted for write-offs, projected amount of provisioning, collected amount, amount estimated to be available after disposal of collateral, etc. at the end of December 2003. Such adjustment is not made for claims to other borrowers.

(a) Bankrupt and quasi-bankrupt assets and Doubtful assets

Claims to borrowers whose category is revised down are newly added to Bankrupt and quasi-bankrupt assets or Doubtful assets, and claims hitherto classified as Doubtful assets are reclassified as Bankrupt and quasi-bankrupt assets.
Claims to borrowers whose category is revised up are deducted from Bankrupt and quasi-bankrupt assets or Doubtful assets, and claims hitherto classified as Bankrupt and quasi-bankrupt assets are added to Doubtful assets.

Of the claims newly classified as Bankrupt and quasi-bankrupt assets, those recognized as being of no value are deducted as an equivalent for direct write-offs.

(b) Substandard loans

New claims to Borrowers requiring caution classified as Substandard borrowers are added to Substandard loans and the existing claims reclassified as Bankrupt and quasi-bankrupt assets or Doubtful assets are deduced from Substandard loans.

Claims to borrowers whose category is revised up and who don't have debts classified as Substandard loans are deducted from Substandard loans.

* Relationship between the Financial Reconstruction Law categories and self-assessment categories:
Bankrupt and quasi-bankrupt assets (Claims to bankrupt or effectively bankrupt borrowers)
Doubtful assets (Claims to potentially bankrupt borrowers)
Substandard loans (Claims to borrowers requiring caution, overdue three months or relaxed the terms of lending)

2. Consolidated Capital Ratio (BIS Guidelines) [SMFG, Consolidated]

	As of March 31, 2004 (Estimated)	(Reference) As of September 30, 2003 (Actual)
SMFG's Consolidated Capital Ratio	10.5-11.0 %	10.94%
SMFG's Consolidated Tier I Ratio	5.5-6.0%	5.87%

(Note) Above estimation may be revised should the business environment presumptions change.

3. Net Unrealized Gains (Losses) on Marketable Securities [SMBC, Non-consolidated]

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003				As of June 30, 2003				As of September 30, 2003			
	Market Value	Net Unrealized Gains(Losses)			Market Value	Net Unrealized Gains(Losses)			Market Value	Net Unrealized Gains(Losses)		
			Gains	Losses			Gains	Losses			Gains	Losses
Other Securities	19,632.2	211.3	518.1	306.8	22,154.0	112.8	369.7	256.9	18,158.5	306.9	585.1	278.2
Stocks	2,764.7	390.0	501.1	111.1	2,815.6	72.9	257.7	184.7	2,984.6	469.1	562.8	93.7
Bonds	12,814.5	(112.7)	12.6	125.3	14,347.2	5.4	56.4	51.0	11,270.0	(148.9)	5.0	153.9
Other	4,053.0	(66.0)	4.4	70.4	4,991.1	34.5	55.6	21.1	3,903.9	(13.3)	17.3	30.6

(Notes) 1. Net unrealized gains (losses) as of each term-end are the differences between book value (before application of amortized cost method and devaluation) and market value as of each term-end. Book value as of December 31, 2003 are the amounts before adjusting by amortized cost method and devaluation as of September 30, 2003
Net unrealized gains (losses) as of September 30, 2003 are the differences between acquisition cost (after application of amortized cost method and devaluation) and market value as of September 30, 2003.
2. Market value is calculated as follows:
Stocks: Average market price for one month before the term-end
Bonds and others: Market price as of the term-end
3. Amounts above include securities and beneficiary claims on loan trust.
4. Net unrealized gains (losses) on held-to-maturity securities and investments in subsidiaries and affiliates are as follows:

(Reference) Net Unrealized Gains (Losses) on Held-to-Maturity Securities and Investments in Subsidiaries and Affiliates

(Billions of yen) (Billions of yen)

	As of December 31, 2003				As of June 30, 2003				As of September 30, 2003			
	Book Value	Net Unrealized Gains (Losses)			Book Value	Net Unrealized Gains (Losses)			Book Value	Net Unrealized Gains (Losses)		
			Gains	Losses			Gains	Losses			Gains	Losses
Held-to-maturity securities	523.7	(8.4)	2.4	10.8	534.6	(0.4)	3.4	3.7	523.4	(10.3)	1.8	12.1
Investments in subsidiaries and affiliates	80.6	20.7	20.9	0.2	80.6	(13.8)	0.3	14.1	80.6	11.7	11.7	-

4. Derivatives [SMBC, Non-consolidated]

(1) Interest Rate Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003			As of June 30, 2003			As of September 30, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Interest rate futures	191,450.3	0.4	0.4	177,305.8	21.1	21.1	186,540.4	6.3	6.3
Interest rate options	1,445.2	(0.1)	(0.1)	2,587.3	(0.3)	(0.3)	2,815.8	(0.3)	(0.3)
Over-the-counter transactions									
Forward rate agreements	8,511.8	(0.5)	(0.5)	4,515.0	0.2	0.2	8,200.0	0.4	0.4
Interest rate swaps	333,841.7	249.0	249.0	312,790.2	243.9	243.9	340,126.7	262.8	262.8
Other	8,490.2	(23.8)	(23.8)	6,222.8	0.2	0.2	8,354.5	(25.5)	(25.5)
Total		225.0	225.0		265.1	265.1		243.8	243.8

(Note) Amounts above do not include derivative transactions to which deferred hedge accounting method is applied.

(2) Currency Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003			As of June 30, 2003			As of September 30, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Currency swaps	7,956.6	59.3	98.2	8,123.5	(27.3)	(27.3)	8,087.7	(28.4)	55.2
Currency swaptions	1,699.5	25.0	25.0	1,278.0	8.5	8.5	1,564.0	20.0	20.0
Forward foreign exchange	25,715.9	30.4	30.4	34,493.1	7.5	7.5	25,585.9	(2.3)	(2.3)
Currency options	5,683.8	14.1	14.1	5,333.4	(46.5)	(46.5)	6,432.8	(7.6)	(7.6)
Total		128.7	167.7		(57.8)	(57.8)		(18.3)	65.3

(Note) Amounts above do not include derivative transactions to which deferred hedge accounting method is applied.

(3) Equity Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003			As of June 30, 2003			As of September 30, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Equity price index futures	0.7	0.0	0.0	47.5	(1.5)	(1.5)	–	–	–
Equity price index options	–	–	–	–	–	–	–	–	–
Over-the-counter transactions									
Equity options	3.3	0.0	0.0	22.3	(0.4)	(0.4)	–	–	–
Equity swaps	–	–	–	–	–	–	–	–	–
Other	0.1	(0.0)	(0.0)	–	–	–	–	–	–
Total		0.0	0.0		(1.9)	(1.9)		–	–

(Note) Amounts above do not include derivative transactions to which deferred hedge accounting method is applied.

(4) Bond Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003			As of June 30, 2003			As of September 30, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Bond futures	1,031.0	0.0	0.0	441.1	(0.1)	(0.1)	797.4	(0.9)	(0.9)
Bond futures options	7.0	0.0	0.0	16.4	0.1	0.1	65.1	(0.1)	(0.1)
Over-the-counter transactions									
Bond options	3,461.2	(1.3)	(1.3)	–	–	–	2,344.3	(7.0)	(7.0)
Total		(1.2)	(1.2)		0.0	0.0		(7.9)	(7.9)

(Note) Amounts above do not include derivative transactions to which deferred hedge accounting method is applied.

(5) Commodity Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003			As of June 30, 2003			As of September 30, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Commodity swaps	150.0	3.6	3.6	69.6	0.9	0.9	135.0	2.7	2.7
Commodity options	9.4	0.0	0.0	11.8	0.0	0.0	10.4	0.0	0.0
Total		3.6	3.6		0.9	0.9		2.7	2.7

(Notes) 1. Amounts above do not include derivative transactions to which deferred hedge accounting method is applied.

2. Commodities are oil-related and metal-related commodities.

(6) Credit Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003			As of June 30, 2003			As of September 30, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Credit default options	11.5	(0.0)	(0.0)	3.0	0.0	0.0	6.5	(0.0)	(0.0)
Other	3.3	0.0	0.0	2.4	0.0	0.0	2.9	(0.0)	(0.0)
Total		(0.0)	(0.0)		0.0	0.0		(0.0)	(0.0)

(Notes) 1. Amounts above do not include derivative transactions to which deferred hedge accounting method is applied.

2. Amounts as of June 30,2003 and December 31, 2003 are derived from amounts booked at all domestic offices and major overseas offices.

5. Derivatives (on Deferred Hedge Accounting Basis) [SMBC, Non-consolidated]

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003				As of June 30, 2003				As of September 30, 2003			
	Assets	Liabilities	Net assets	Deferred gains (losses)	Assets	Liabilities	Net assets	Deferred gains (losses)	Assets	Liabilities	Net assets	Deferred gains (losses)
Interest rate swaps	93.1	129.8	(36.7)	(77.1)	288.3	191.8	96.5	56.9	112.3	176.0	(63.7)	(109.3)
Currency swaps	1.4	8.8	(7.4)	5.8	55.5	42.6	12.9	8.3	139.3	143.4	(4.1)	6.1
Other	2.5	5.2	(2.7)	10.2	3.2	2.0	1.2	(13.0)	2.8	3.1	(0.3)	10.1
Total	97.0	143.8	(46.8)	(61.1)	347.0	236.4	110.6	52.2	254.4	322.5	(68.1)	(93.1)

(Notes) 1. Derivative transactions are carried at fair value in the balance sheet, except those to which "the short-cut method for interest rate swap" is applied.
2. SMBC applied individual deferred hedge accounting or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and Nc

(Reference) Contract amount of interest rate swaps (to which deferred hedge accounting is applied), classified by maturity is as follows:
Pursuant to 'Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' some transactions are valued at fair value. Such transactions are included in "4. Derivatives."

(Billions of yen) (Reference) (Billions of yen)

	As of December 31, 2003				As of June 30, 2003				As of September 30, 2003			
	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total
Receivable fixed rate/ payable floating rate	6,235.5	18,745.0	4,935.6	29,916.1	6,800.0	13,450.3	5,030.1	25,280.4	7,890.5	17,554.9	5,052.4	30,497.8
Receivable floating rate/ payable fixed rate	689.0	4,672.4	4,647.8	10,009.2	850.1	4,524.8	1,467.7	6,842.6	810.2	4,418.7	4,500.1	9,729.0
Receivable floating rate/ payable floating rate	1.9	613.0	50.8	665.7	3.0	594.1	40.8	637.9	3.1	613.0	50.8	666.9
Total contract amount	6,926.4	24,030.4	9,634.2	40,591.0	7,653.1	18,569.2	6,538.6	32,760.9	8,703.8	22,586.6	9,603.3	40,893.7

6. Balance of Domestic Deposits [SMBC, Non-consolidated]

(Billions of yen)

	As of December 31, 2003	As of September 30, 2003	As of December 31, 2002
Domestic deposits	56,130.2	56,163.0	54,385.9
Individual	31,999.5	31,424.6	31,614.9

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding negotiable certificates of deposit and offshore banking accounts.